

ANNUAL REPORT 2012



DARLING INTERNATIONAL

forward-thinking

SUSTAINING INNOVATING RENEWING

Innovating sustainability solutions for the next era

Darling's spirit of innovation continues to drive our focus on solutions for sustainability and creating value-added products and services that meet the changing needs of our customers.

We offer our customers over a century of experience, a network of nationwide locations, outstanding service and continuous commitment to research and development of tomorrow's recycling solutions, including renewable energy. The clear industry leader, Darling International remains firmly positioned as North America's oldest, largest, and most innovative recycling and recovery solutions company serving the nation's food industry.

To Our **Shareholders**

I am pleased to report that fiscal 2012 was our second-best earnings year in Darling's 130-year history, driven by solid contributions from both operating segments. For fiscal year 2012, we posted net income of $130.8 million, or $1.11 per share – exceptional financial results considering the volatility and uncertainty we faced in many of our finished product markets. Undeniably we viewed fiscal 2012 as a transition year, preparing our business model for the addition of Diamond Green Diesel. All said, we remained focused and executed several strategic initiatives that

- drove organic growth in our core rendering segment with the addition of several new key suppliers;
- targeted capital improvements focused on generating meaningful operating efficiencies and fleet upgrades;
- completed the Griffin Industries integration, uniting two industry leaders with unparalleled customer service, and branded our rendering process through the launch of DAR PRO Solutions, a Darling/Griffin brand;
- established our entry into the biomass-based renewable diesel market with our flagship Diamond Green Diesel joint venture with Valero, which will begin initial commissioning in phases in early 2013; and
- began the design and implementation of a new Oracle-based operating system that will provide us a platform for future growth.

We also welcomed Colin Stevenson to our management team as Executive Vice President – Chief Financial Officer effective September 1, 2012. This allows ample time for a smooth succession as he takes the financial reins from John Muse, our current Executive Vice President – Chief Administrative Officer, who plans to retire in 2014. Colin brings a wealth of public accounting and public company CFO experience that will serve us well as we continue to execute our strategic plans.

We also highlighted the year by hosting our inaugural investment community investor day held in New York City, with a plant tour visit to our premier Newark, N.J., rendering facility. Our event attracted nearly 70 attendees, who gained an in-depth overview of how we recycle food by-product waste streams into valuable ingredients for feed, fuel and fertilizer.

Year of Challenge

Fiscal 2012 also proved to be a year of challenge and change. Coinciding market disruptions and extreme weather-related events in multiple hemispheres sent traditional commodity markets for corn and soybeans to all time record highs. The fallout from these extreme pricing moves caused a change in our historical pricing relationships for many of our finished products. In addition, each of the following impacted the prices for our finished products: commodity market competition, particularly inedible corn oil produced from the ethanol industry; erratic export markets, specifically MBM going to Indonesia; and fulfillment of bio-fuel mandates, which capped values for our finished product selling prices. Also, Hurricane Sandy challenged our Newark, N.J., facility with a tidal surge that shut us down for nearly two weeks.

Leading with Performance

Our focus remains on supporting our customers and providing the highest customer service. For instance, we acquired a grease recovery and trap service business in the Northeast to expand service capabilities. We also purchased a river terminal and storage facility in the Midwest as a future site for a bakery plant and to accommodate our Diamond Green Diesel joint venture, which may provide a counter-cyclical hedge to fluctuating fat prices. We continue to be extremely excited about the prospects for growth from our renewable fuels business, and we commend our partners at Valero for their hard work in bringing a world-class renewable fuels plant to market.

As we usher in 2013, we are well fortified with a powerful balance sheet that affords us significant financial flexibility to seek opportunities to support our long-term growth strategy and maximize shareholder value. Darling's spirit of innovation continues to drive our focus on solutions for sustainability and creating value-added products and services that meet the changing needs of our customers.

The changes and challenges we faced this year required tremendous commitment and flexibility from our entire staff, and I would like to take this opportunity to express sincere gratitude for a job well done. As always, we also extend our deepest appreciation for the continued support and contributions of our shareholders, business associates, suppliers and customers.

Randall C. Stuewe
Chairman and CEO



DAR
LISTED
NYSE

The common stock of Darling International Inc. is traded on the New York Stock Exchange (NYSE) under the symbol "DAR."



Stockholders' Equity
$55.3 million
+1,821%
2003
Value Creation
Market Cap
$179.4 million
+923%
Stockholders' Equity
$1,062.4 million
Dec. 29, 2012
Market Cap
$1.84 billion

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

(Mark One)
/X/ ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 29, 2012

OR

/ / TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission File Number 001-13323

DARLING INTERNATIONAL INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**36-2495346** (I.R.S. Employer Identification Number)
251 O'Connor Ridge Blvd., Suite 300 **Irving, Texas** (Address of principal executive offices)	**75038** (Zip Code)

Registrant's telephone number, including area code: **(972) 717-0300**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered
Common Stock $0.01 par value per share	New York Stock Exchange ("NYSE")

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes X No ____

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ____ No X

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No ____

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). Yes X No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. X

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	X	Accelerated filer	___	Non-accelerated filer (Do not check if a smaller reporting company)	___	Smaller reporting company	___

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ___ No X

As of the last day of the Registrant's most recently completed second fiscal quarter, the aggregate market value of the shares of common stock held by nonaffiliates of the Registrant was approximately $1,897,808,000 based upon the closing price of the common stock as reported on the NYSE on that day. (In determining the market value of the Registrant's common stock held by non-affiliates, shares of common stock beneficially owned by directors, officers and holders of more than 10% of the Registrant's common stock have been excluded. This determination of affiliate status is not necessarily a conclusive determination for other purposes.)

There were 117,788,355 shares of common stock, $0.01 par value, outstanding at February 20, 2013.

DOCUMENTS INCORPORATED BY REFERENCE

Selected designated portions of the Registrant's definitive Proxy Statement in connection with the Registrant's 2013 Annual Meeting of stockholders are incorporated by reference into Part III of this Annual Report.

DARLING INTERNATIONAL INC. AND SUBSIDIARIES
FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 29, 2012

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

GENERAL

Founded by the Swift meat packing interests and the Darling family in 1882, Darling International Inc. ("Darling", and together with its subsidiaries, the "Company") was incorporated in Delaware in 1962 under the name "Darling-Delaware Company, Inc." On December 28, 1993, Darling changed its name from "Darling-Delaware Company, Inc." to "Darling International Inc." The address of Darling's principal executive office is 251 O'Connor Ridge Boulevard, Suite 300, Irving, Texas, 75038, and its telephone number at this address is (972) 717-0300.

The Company is a leading provider of rendering, used cooking oil and bakery residual recycling and recovery solutions to the nation's food industry. The Company collects and recycles animal by-products, bakery residual and used cooking oil from poultry and meat processors, commercial bakeries, grocery stores, butcher shops, and food service establishments and provides grease trap cleaning services to many of the same establishments. On December 17, 2010, Darling completed its acquisition of Griffin Industries, Inc. (which was subsequently converted to a limited liability company) and its subsidiaries ("Griffin") pursuant to the Agreement and Plan of Merger, dated as of November 9, 2010 (the "Merger Agreement"), by and among Darling, DG Acquisition Corp., a wholly-owned subsidiary of Darling ("Merger Sub"), Griffin and Robert A. Griffin, as the Griffin shareholders' representative. Merger Sub was merged with and into Griffin (the "Merger"), and Griffin survived the Merger as a wholly-owned subsidiary of Darling (the "Griffin Transaction"). The Company operates over 120 processing and transfer facilities located throughout the United States to process raw materials into finished products such as protein (primarily meat and bone meal ("MBM") and poultry meal ("PM")), hides, fats (primarily bleachable fancy tallow ("BFT"), poultry grease ("PG") and yellow grease ("YG")) and bakery by-products ("BBP") as well as a range of branded and value-added products. The Company sells these products domestically and internationally, primarily to producers of animal feed, pet food, fertilizer, bio-fuels and other consumer and industrial ingredients, including oleo-chemicals, soaps and leather goods for use as ingredients in their products or for further processing.

Effective January 2, 2011, as a result of the acquisition of Griffin, the Company's business operations were reorganized into two new segments, Rendering and Bakery, in order to better align its business with the underlying markets and customers that the Company serves. All historical periods have been restated for the changes to the segment reporting structure. The Company's fiscal 2012 and fiscal 2011 business and operations include 52 weeks of contribution from the assets acquired in the Griffin Transaction as compared to 2 weeks of contribution from these assets in fiscal 2010. For the financial results of the Company's business segments, see Note 20 of Notes to Consolidated Financial Statements.

The Company's net external sales from continuing operations by operating segment were as follows (in thousands):

	Fiscal 2012		Fiscal 2011		Fiscal 2010	
Continuing operations:						
Rendering	$ 1,406,061	82.6%	$ 1,501,280	83.5%	$ 714,685	98.6%
Bakery	295,368	17.4	295,969	16.5	10,224	1.4
Total	$ 1,701,429	100.0%	$ 1,797,249	100.0%	$ 724,909	100.0%

OPERATIONS

Rendering

The Company's largest business activity is rendering. The Company's rendering operations process animal by-products and used cooking oil into fats (primarily BFT, PG and YG), protein (primarily MBM and PM (feed grade and pet food)), and hides. The Company's rendering operations also provide grease trap servicing to food service establishments in exchange for a collection fee. The Company provides rendering services under its Dar Pro Solutions™ brand.

Raw materials

The Company's rendering operations collect two primary types of protein by-products, (i) beef and pork by-products and (ii) poultry by-products, which are collected primarily from meat and poultry processors, grocery stores, butcher shops and food service establishments. These rendering materials are collected in one of two manners. Certain large suppliers, such as large meat processors and poultry processors, are furnished with bulk trailers in which the raw material is loaded. The Company provides the remaining suppliers, primarily grocery stores and butcher shops, with containers in which to deposit the raw material. The containers are picked up by or emptied into the Company's trucks on a periodic basis. The type and frequency of service is determined by individual supplier requirements, the volume of raw material generated by the supplier, supplier location and weather, among other factors. The raw materials collected by the Company are transported either directly to a processing plant or to a transfer station where materials from several collection routes are loaded into trailers and transported to a processing plant. Collections of animal processing by-products generally are made during the day, and materials are delivered to plants for processing within 24 hours of collection to deter spoilage.

The Company also collects used cooking oil and trap grease from restaurants, food service establishments and grocery stores. Many of the Company's customers operate stores that are part of national chains. Used cooking oil from food service establishments is placed in various sizes and types of containers which are supplied by the Company. In some instances, these containers are unloaded directly onto the trucks, while in other instances used cooking oil is pumped through a vacuum hose into the truck. The Company sells two types of containers for used cooking oil collection to food service establishments called CleanStar® and BOSS, both of which are proprietary self-contained collection systems that are housed either inside or outside the establishment, with the used cooking oil pumped directly into collection vehicles via an outside valve. The frequency of all forms of used cooking oil and trap grease raw material collection is determined by the volume of oil generated by the food service establishment. The Company either transports trap grease to waste treatment centers or recycles it at its facilities into a host of environmentally safe product streams, including fuel and feed ingredients. The Company provides its customers with a comprehensive set of solutions to their trap grease disposal needs, including manifests for regulatory compliance, computerized routing for consistent cleaning and comprehensive trap cleaning.

Certain of the Company's rendering facilities are highly dependent on one or a few suppliers. During the 2012 fiscal year, the Company's 10 largest raw materials suppliers accounted for approximately 25% of the total raw material processed by the Company with no single supplier accounting for more than 5%. See "Risk factors—A significant percentage of the Company's revenue is attributable to a limited number of suppliers and customers." Should any of these suppliers choose alternate methods of disposal, cease or materially decrease their operations, have their operations interrupted by casualty or otherwise cease using or reduce the use of the Company's collection services, the operating facilities serving those customers could be materially and adversely affected. (See "Risk factors-Certain of the Company's operating facilities are highly dependent upon a single or a few suppliers.") For a discussion of the Company's competition for raw materials, see "Competition."

Processing operations

The Company produces finished products primarily through the grinding, cooking, separating, drying, and blending of various raw materials. The process starts with the collection of animal by-products (including fat, bones, feathers, offal and other animal by-products). The animal by-products are ground and heated to extract water and separate oils and grease from animal tissue as well as to sterilize and make the material suitable as an ingredient for animal feed. The separated oils, tallows, and greases are then centrifuged and/or refined for purity. The remaining solid product is pressed to remove additional oils to create meals. The meal is then sifted through screens and ground further if necessary to produce an appropriately sized protein meal.

The primary finished products derived from the processing of animal by-products are tallow, PG, MBM, PM, feather meal, and blood meal. In addition, at certain of its facilities, the Company is able to operate multiple process lines simultaneously, which provides it with the flexibility and capacity to manufacture a line of premium and value-added products in addition to its principal finished products. Because of these processing controls, the Company is able to blend end products together in order to produce premium products with specific mixes that typically have higher protein and energy content and lower moisture than standard finished products and command premium prices.

The Company's hides and skins operations process hides and skins from hog and beef processors into outputs used in commercial applications such as the leather industry. The Company sells treated hides and skins to external customers, the majority of which are tanneries.

The Company's fertilizer operations utilize finished products from the rendering division to manufacture fertilizers from USDA approved ingredients that contain no waste by-products (i.e., sludge or sewage waste). The Company's primary fertilizer product line is Nature Safe®, an organic, protein-based fertilizer, which is produced at its blending plant in Henderson, KY. The Company's fertilizer products are predominately sold to golf courses, sports facilities, organic farms and landscaping companies.

Used cooking oil, which is recovered from restaurants, is heated, settled, and purified for use as an animal feed additive or is further processed into biodiesel. Products derived from used cooking oil include YG, biodiesel, and Fat for Fuel®, which uses grease as a fuel source for industrial boilers and dryers.

Bakery feed

The Company is a leading processor of bakery residuals in the U.S. The bakery feed division collects bakery residual materials and processes the raw materials into BBP, including Cookie Meal®, an animal feed ingredient primarily used in poultry rations.

Raw materials

Bakery products are collected from large commercial bakeries that produce a variety of products, including cookies, crackers, cereal, bread, dough, potato chips, pretzels, sweet goods and biscuits, among others. The Company collects these materials by bulk loading onsite at the bakeries utilizing proprietary equipment, the majority of which is designed, engineered, manufactured, and installed by the Company. All of the bakery residual that the Company collects is bulk loaded, which represents a significant advantage over competitors that receive a large percentage of raw materials from less efficient, manual methods. The receipt of bulk-loaded bakery residual allows the Company to significantly streamline its bakery recycling process, reduce personnel, eliminate a significant source of wastewater and maximize freight savings by hauling more tons per load.

Processing operations

The highly automated bakery feed production process involves sorting and separating raw material, mixing it to produce the appropriate nutritional content, drying it to reduce excess moisture, and grinding it to the consistency of animal feed. During the bakery residual process, packaging materials are removed. The packaging material is fed into a combustion chamber, along with sawdust and heat is produced. This heat is used in the dryers to remove moisture from the raw materials that have been partially ground. Finally, the dried meal is ground to the specified granularity. The finished product, which is continually tested to ensure that the caloric and nutrient contents meet specifications, is a nutritious additive used in animal feed.

Renewable fuels / Biodiesel

In addition to the rendering and bakery segments, on January 21, 2011, a wholly-owned subsidiary of the Company entered into a limited liability company agreement (the "JV Agreement") with a wholly-owned subsidiary of Valero Energy Corporation ("Valero") to form Diamond Green Diesel Holdings LLC (the "Joint Venture"). The Joint Venture is owned 50% / 50% with Valero and was formed to design, engineer, construct and operate a renewable diesel plant (the "Facility") capable of producing approximately 9,300 barrels per day of renewable diesel and certain other co-products, to be located adjacent to Valero's refinery in Norco, Louisiana. The Joint Venture is in the process of constructing the Facility, which is substantially complete with the phased commissioning of the Facility currently anticipated to be complete in second quarter 2013. The Facility is expected to convert grease, primarily used cooking oil and animal fats supplied by the Company, and potentially other feed stocks that become economically and commercially viable, such as inedible corn oil, into renewable diesel. The Facility will use an advanced hydroprocessing-isomerization process licensed from UOP LLC, known as the Ecofining™ Process, and a pretreatment process developed by the Desmet Ballestra Group designed to convert approximately 1.1 billion pounds per year of recycled animal fats, recycled cooking oils and other feedstocks into renewable diesel product and certain other co-products.

In addition, the Company utilizes a portion of its rendered animal fats and recycled greases to produce Bio G-3000TM Premium Diesel Fuel. The Company's biodiesel operations utilize raw material inputs sourced from its rendering operations as well as several third party additives in order to produce Bio G-3000TM. The Company has the annual capacity to produce two million gallons of Bio G-3000TM. The Company's biodiesel product is sold to its internal divisions as well as domestic commercial biodiesel producers to be used as biodiesel fuel, a clean burning additive for diesel fuel or as a biodegradable solvent or cleaning agent. Bio G-3000TM is currently processed at the Company's facility in Butler, Kentucky.

Raw materials pricing and supply contracts

The Company has two primary pricing arrangements—formula and non-formula arrangements—with its suppliers of poultry, beef, pork, bakery residuals and used cooking oil. Under a "formula" arrangement, the charge or credit for raw materials is tied to published finished product commodity prices after deducting a fixed processing fee. The Company also acquires raw material under "non-formula" arrangements whereby suppliers are either paid a fixed price, are not paid, or are charged a collection fee, depending on various economic and competitive factors. Approximately 80% of the Company's annual volume of raw materials is acquired on a "formula" basis.

The credit received or amount charged for raw material under both formula and non-formula arrangements is based on various factors, including the type of raw materials, demand for the raw materials, the expected value of the finished product to be produced, the anticipated yields, the volume of material generated by the supplier and processing and transportation costs.

Formula prices are generally adjusted on a weekly, monthly or quarterly basis while non-formula prices or charges are adjusted as needed to respond to changes in finished product prices or related operating costs.

Finished products

The Company's finished products are predominantly proteins (primarily MBM and PM), fats (primarily BFT, PG and YG), BBP and hides. MBM, PM and BBP are used primarily as high protein additives in animal feed and pet food. Fats are used as ingredients in the production of animal feed, pet food, soaps and as a substitute for traditional fuels. Oleo-chemical producers use these fats as feed stocks to produce specialty ingredients used in paint, rubber, paper, concrete, plastics and a variety of other consumer and industrial products. Hides are sold to leather distributors and manufacturers for the production of leather goods. The Company's principal finished products are commodities that compete with other commodities such as corn, soybean oil, inedible corn oil, palm oils, soybean meal and heating oil on nutritional and functional values and therefore actual pricing for the Company's finished products, as well as competing products, can be quite volatile. While the Company's finished products are generally sold at prices prevailing at the time of sale, the Company's ability to deliver large quantities of finished products from multiple locations and to coordinate sales from a central location enables the Company to occasionally receive a premium over the then-prevailing market price.

Finished products

The Company's finished products include the following.

Protein Meals

The Company's meal products include MBM, PM, feather meal and blood meal. All of the Company's meal products are protein-rich and contain essential minerals and amino acids, which are critically important components of animal feed. MBM, blood meal, PM and feather meal are sold to feed manufacturers while higher grade poultry meal is also sold to pet food manufacturers. Some of the Company's meals are also used as ingredients in its fertilizer operations.

Animal Fats

The Company produces a range of animal fats from its rendering operations. Animal fats are an additive in livestock and pet foods that contains essential fatty acids and energy and enhances the taste of the foods. Animal fats are also frequently sold to soap and beauty products manufacturers as well as industrial manufacturers of paint, rubber, paper, concrete, plastics and other consumer products. The vast majority of the animal fat that the Company produces is used as a feed additive.

Grease

The Company produces several different types of grease including YG and brown grease. Grease, similar to animal fats, is an essential ingredient in livestock and pet foods due to its fatty acid composition and high energy content. Due to its nutritional content, the majority of the Company's YG is sold to meat and poultry producers who use the grease as a feed additive. In addition, some of the grease produced by the Company's rendering operations is burned as Fat for Fuel® or used to manufacture biodiesel.

Hides and skins

The Company processes cattle hides and hog skins from its own operations and other animal processing facilities. The hides and skins are trimmed and cured in a brine solution that prepares them for tanneries. Tanneries sell the tanned hides and skins primarily to leather companies that use the products in a variety of consumer goods including apparel and vehicle interiors.

Premium, value-added and branded products

The Company's premium, value-added and branded products command significantly higher pricing relative to its principal finished product lines due to their enhanced nutritional content, which is a function of the Company's proprietary processing techniques.

MARKETING, SALES AND DISTRIBUTION OF FINISHED PRODUCTS

The Company sells its finished products worldwide. Finished product sales are primarily managed through the Company's commodity trading departments, which are located at Darling's corporate headquarters in Irving, Texas and in Cold Spring, Kentucky. The Company also maintains sales offices in Des Moines, Iowa, New Orleans, Louisiana, and Memphis, Tennessee for the sale and distribution of selected products. This sales force is in contact with customers daily and coordinates the sale and assists in the distribution of most finished products produced at the Company's processing plants. The Company sells its finished products internationally through commodities brokers, Company agents and directly to customers in various countries. The Company markets certain of its finished product under its Dar Pro Solutions™ brand.

The Company sells its finished products primarily to producers of livestock feed, oleo-chemicals, bio-fuels, soaps, pet foods and leather goods for use as ingredients in their products or for further processing. The Company's finished products are commodities that compete with other commodities such as corn, soybean oil, inedible corn oil, palm oils, soybean meal and heating oil on nutritional and functional values and therefore the actual pricing for the Company's finished products, as well a competing products, can be quite volatile. Customers for the Company's premium, value-added and branded products include feed mills, pet food manufacturers, integrated poultry producers, the dairy industry and golf courses, among others. Feed mills purchase meals, greases, tallows, and Cookie Meal® for use as feed ingredients. Oleo-chemical producers use fats as feed stocks to produce specialty ingredients used in paint, rubber, paper, concrete, plastics and a variety of other consumer and industrial products. Pet food manufacturers require stringent feed safety certifications and consistently demand premium additives that are high in protein and nutritional content. As a result, pet food manufacturers typically purchase only premium or value-added products. The Company typically enters into long-term supply contracts with pet food manufacturers.

The Company has no material foreign operations, but exports a portion of its products to customers in various foreign countries or regions including Asia, the European Union, Latin America, the Pacific Rim, North Africa, Mexico and South America. Total direct export sales were $216.2 million, $270.9 million and $71.0 million for the years ended December 29, 2012, December 31, 2011 and January 1, 2011, respectively. The Company also sells to third parties that export to various foreign countries. The level of export sales varies from year to year depending on the relative strength of domestic versus foreign markets. The Company obtains payment protection for most of its foreign sales by requiring payment before shipment or by requiring bank letters of credit or guarantees of payment from U.S. government agencies. The Company ordinarily is paid for its products in U.S. dollars and has not experienced any material currency translation losses or any material foreign exchange control difficulties. See Note 20 of Notes to Consolidated Financial Statements for a breakdown of the Company's sales by domestic and foreign customers.

Following diagnosis of the first U.S. case of bovine spongiform encephalopathy ("BSE") on December 23, 2003, many countries banned imports of U.S.-produced beef and beef products, including MBM and initially BFT, though this initial ban on tallow was relaxed to permit imports of U.S.-produced tallow with less than 0.15% impurities. Most foreign markets that were closed to U.S. beef following the discovery of the first U.S. case of BSE have been reopened to U.S beef, although some countries only accept boneless beef or beef from cattle less than 30 months of age. Even though the export markets for U.S. beef rebounded to exceed pre-BSE levels and set records for volume in 2011 and value in 2012, most export markets remain closed to MBM derived from U.S. beef.

The Company's management monitors market conditions and prices for its finished products on a daily basis. If market conditions or prices were to significantly change, the Company's management would evaluate and implement any measures that it may deem necessary to respond to the change in market conditions. For larger formula-based pricing suppliers, the indexing of finished product price to raw material cost effectively fixes the gross margin on finished product sales at a stable level, providing some protection to the Company from price declines.

Finished products produced by the Company are shipped primarily FOB plant by truck or rail from the Company's plants shortly following production. While there are some temporary inventory accumulations at various port locations for export shipments, inventories rarely exceed three weeks' production and, therefore, the Company uses limited working capital to carry inventories and reduces its exposure to fluctuations in commodity prices. Other factors that influence competition, markets and the prices that the Company receives for its finished products include the quality of the Company's finished products, consumer health consciousness, worldwide credit conditions and government aid. From time to time, the Company enters into arrangements with its suppliers of raw materials pursuant to which these suppliers buy back the Company's finished products.

The Company operates a fleet of trucks, trailers and railcars to transport raw materials from suppliers and finished product to customers. It also utilizes third party freight to cost-effectively transfer materials and augment its in-house logistics fleet. Within the Company's bakery feed division, substantially all inbound and outbound freight is handled by third party logistics companies.

COMPETITION

Management of the Company believes that the most challenging aspect of the business is the procurement of raw materials rather than the sale of finished products. Pronounced consolidation within the meat processing industry has resulted in bigger and more efficient slaughtering operations, the majority of which utilize "captive" renderers (rendering operations integrated with the meat or poultry packing operation). Simultaneously, the number of small meat processors, which have historically been a dependable source of supply for non-captive renderers, such as the Company, has decreased significantly. The slaughter rates in the meat processing industry are subject to decline due to economic conditions, and, as a result, during such periods of decline, the availability, quantity and quality of raw materials available to the independent renderers decreases. These factors have been offset, in part, however, by increasing environmental consciousness. The need for food service establishments to comply with environmental regulations concerning the proper disposal of used restaurant cooking oil should continue to provide a growth area for this raw material source. The rendering industry is highly fragmented and very competitive. The Company competes with other rendering, restaurant services and bakery residual businesses, and alternative methods of disposal of animal processing by-products and used restaurant cooking oil provided by trash haulers, waste management companies and bio-diesel companies, as well as the alternative of illegal disposal. In addition, food service establishments have increasingly experienced theft of used cooking oil. A number of the Company's competitors for the procurement of raw material are experienced, well-capitalized companies that have significant operating experience and historic supplier relationships. Competition for raw materials is based primarily on price and proximity to the supplier.

In marketing its finished products domestically and internationally, the Company faces competition from other processors and from producers of other suitable commodities. Tallows and greases are, in certain instances, substitutes for soybean oil, inedible corn oil and palm oils, while MBM and PM are a substitute for soybean meal. Bakery feed is a substitute for corn in animal feed. Consequently, the prices of BFT, PG, YG, MBM, PM and BBP correlate with these substitute commodities. The markets for finished products are impacted mainly by the worldwide supply of and demand for fats, oils, proteins and grains.

SEASONALITY

Although the amount of raw materials made available to the Company by its suppliers is relatively stable on a weekly basis, it is impacted by seasonal factors, including holidays, during which the availability of raw materials declines because major meat and poultry processors are not operating, and cold weather, which can hinder the collection of raw materials. The amount of bakery residuals the Company will process generally increases on a seasonal basis during the summer from June to September. Warm weather can also adversely affect the quality of raw materials processed and the Company's yields on production because raw material deteriorates more rapidly in warm weather than in cooler weather. Weather can vary significantly from one year to the next and may impact the comparability of operating results of the Company between periods.

INTELLECTUAL PROPERTY

The Company maintains valuable trademarks, service marks, copyrights, trade names, trade secrets, proprietary technologies and similar intellectual property, and considers its intellectual property to be of material value. The Company has registered or applied for registration of certain of its intellectual property, including the tricolor triangle used in the Company's signage and logos and the names "Darling," "Griffin Industries," "Dar Pro Solutions," "Dar Pro," "Nature Safe," "CleanStar" and "Cookie Meal" and certain patents, both domestically and internationally, relating to the process for preparing nutritional supplements and the drying and processing of raw materials. The Company's policy generally is to pursue intellectual property protection considered necessary or advisable.

EMPLOYEES AND LABOR RELATIONS

As of December 29, 2012, the Company employed approximately 3,400 persons full-time. While the Company has no national or multi-plant union contracts, approximately 25% of the Company's employees are covered by multiple collective bargaining agreements. Management believes that the Company's relations with its employees and their representatives are good. There can be no assurance, however, that new agreements will be reached without union action or will be on terms satisfactory to the Company.

REGULATIONS

The Company is subject to the rules and regulations of various federal, state and local governmental agencies. Material rules and regulations and the applicable agencies include:

- *The Food and Drug Administration* ("FDA"), which regulates food and feed safety. Effective August 1997, the FDA promulgated a rule prohibiting the use of mammalian proteins, with some exceptions, in feeds for cattle, sheep and other ruminant animals (21 CFR 589.2000, referred to herein as the "BSE Feed Rule") to prevent further spread of BSE, commonly referred to as "mad cow disease." With respect to BSE in the U.S., on October 26, 2009, the FDA began enforcing new regulations intended to further reduce the risk of spreading BSE ("Enhanced BSE Rule"). These new regulations included amending the BSE Feed Rule to prohibit the use of tallow having more than 0.15% insoluble impurities in feed for cattle or other ruminant animals. In addition, the FDA implemented rules that prohibit the use of brain and spinal cord material from cattle aged 30 months and older or the carcasses of such cattle, if the brain and spinal cord are not removed, in the feed or food for all animals. Company management believes the Company is in compliance with the provisions of these rules.

  See Item 1A "Risk Factors – The Company's business may be affected by the impact of BSE and other food safety issues," for more information regarding certain FDA rules that affect the Company's business, including changes to the BSE Feed Rule.

- The *United States Department of Agriculture* ("USDA"), which regulates collection and production methods. Within the USDA, two agencies exercise direct regulatory oversight of the Company's activities:

  – *Animal and Plant Health Inspection Service* ("APHIS"), as the competent authority on animal health in the U.S., certifies facilities and claims made for exported materials and establishes and enforces import requirements for live animals and animal products, and

  – *Food Safety Inspection Service* ("FSIS") regulates sanitation and food safety programs.

  On December 30, 2003, the Secretary of Agriculture announced new beef slaughter/meat processing regulations to assure consumers of the safety of the meat supply. These regulations prohibit non-ambulatory animals from entering the food chain, require removal of specified risk materials at slaughter and prohibit carcasses from cattle tested for BSE from entering the food chain until the animals are shown negative for BSE.

  On November 19, 2007, APHIS implemented revised import regulations that allowed Canadian cattle over 30 months of age and born after March 1, 1999 and bovine products derived from such cattle to be imported into the U.S. for any use. Imports of Canadian cattle younger than 30 months of age have been allowed since March 2005. Imports of SRM from Canadian born cattle slaughtered in Canada are not permitted. On March 16, 2012, APHIS proposed amending import regulations for all countries to establish a system for classifying regions as to BSE risk that is consistent with international standards set by the World Organization for Animal Health and to base importation requirements for cattle and beef products on: (1) the inherent risk of BSE infectivity in the commodity to be imported and (2) the BSE risk status of the region from which the commodity originates. This proposed rule had not been finalized as of the date of this report.

- The *U.S. Environmental Protection Agency* ("EPA"), which regulates air and water discharge requirements, as well as local and state agencies governing air and water discharge.

- *State Departments of Agriculture*, which regulate animal by-product collection and transportation procedures and animal feed quality.

- The *United States Department of Transportation* ("USDOT"), as well as local and state agencies, which regulate the operation of the Company's commercial vehicles.

- Occupational Safety and Health Administration, the main federal agency charged with the enforcement of safety and health legislation.

- The *Securities and Exchange Commission* ("SEC"), which regulates securities and information required in annual and quarterly reports filed by publicly traded companies.

These material rules and regulations and other rules and regulations promulgated by other agencies may influence the Company's operating results at one or more facilities.

AVAILABLE INFORMATION

Under the Securities Exchange Act of 1934, the Company is required to file annual, quarterly and special reports, proxy statements and other information with the SEC, which can be read and/or copies made at the SEC's Public Reference Room at 100 F Street N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room. The SEC maintains a web site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The Company files electronically with the SEC.

The Company makes available, free of charge, through its investor relations web site, its reports on Forms 10-K, 10-Q and 8-K, and amendments to those reports, as soon as reasonably practicable after they are filed with, or furnished to, the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act.

The Company's website is http://www.darlingii.com and the address for the Company's investor relations web site is http://www.darlingii.com/investors.aspx.

ITEM 1A. RISK FACTORS

Any investment in the Company will be subject to risks inherent to the Company's business. Before making an investment decision in the Company, you should carefully consider the specific risks described below together with all of the other information included in or incorporated by reference into this report. Each of the risks described below could adversely and materially affect the Company's business, financial condition and operating results. The risks and uncertainties the Company has described are not the only ones facing the Company. Additional risks and uncertainties not presently known to the Company or those the Company currently deems immaterial may also affect business or operations of the Company. If any of the events described in the following risk factors actually occurs, the Company's business, financial condition, prospects or results of operations could be materially and adversely affected. If any of these events occurs, the trading price of the Company's securities could decline and you may lose all or part of your investment. The risks discussed below also include forward-looking statements and the Company's actual results may differ substantially from those discussed in these forward-looking statements. See "Forward-Looking Statements" in this filing.

The prices of the Company's products are subject to significant volatility associated with commodities markets.

The Company's finished products are, with certain exceptions, commodities, the prices of which are quoted on, or derived from prices quoted on, established commodity markets. Accordingly, the Company's results of operations will be affected by fluctuations in the prevailing market prices of these finished products or of other commodities that may be substituted for the Company's products by the Company's customers. Historically, market prices for commodity grains and food stocks have fluctuated in response to a number of factors, including changes in U.S. government farm support programs or energy policies, changes in international agricultural trading policies, impact of disease outbreaks on protein sources and the potential effect on supply and demand as well as weather conditions during the growing and harvesting seasons. While the Company seeks to mitigate the risk associated with price declines, including through the use of formula pricing tied to commodity prices for a substantial portion of the Company's raw materials and hedging, a significant decrease in the market price of the Company's products or of other commodities that may be substituted for the Company's products would have a material adverse effect on the Company's results of operations and cash flow.

In addition, increases in the market prices of raw materials would require the Company to seek increased selling prices for the Company's premium, value-added and branded products to avoid margin deterioration. There can be no assurance as to whether the Company could implement future selling price increases in response to increases in the market prices of raw materials or how any such price increases would affect future sales volumes to the Company's customers. The Company's results of operations would be adversely affected in the future by this volatility.

The Company's business is dependent on the procurement of raw materials, which is the most competitive aspect of the Company business.

Management believes that the most competitive aspect of the Company's business is the procurement of raw materials rather than the sale of finished products. Pronounced consolidation within the meat packing industry has resulted in bigger and more efficient slaughtering operations, the majority of which utilize "captive" renderers. Simultaneously, the number of small meat processors, which have historically been a dependable source of supply for non-captive renderers, such as the Company, has decreased significantly. The slaughter rates in the meat processing industry are subject to decline due to economic conditions, and as a result, during such periods of decline, the availability, quantity and quality of raw materials available to the independent renderers decreases. In addition, the Company has seen an increase in the use of restaurant grease in the production of biodiesel, which has increased competition for the collection of used cooking oil and contributed to an increase in the frequency and magnitude of theft of used cooking oil. Furthermore, the general performance of the U.S. economy, declining U.S. consumer confidence and the inability of consumers and companies to obtain credit due to the current lack of liquidity in the financial markets has had a negative impact on the Company's raw material volume, such as through the forced closure of certain of the Company's raw material suppliers. A significant decrease in available raw materials or a closure of a raw material supplier could materially and adversely affect the Company's business and results of operations, including the carrying value of the Company's assets.

The rendering industry is highly fragmented and both the rendering and bakery residual industries are very competitive. The Company competes with other rendering businesses and alternative methods of disposal of animal by-products, bakery residual processing and used cooking oil provided by trash haulers, waste management companies and biodiesel companies, as well as the alternative of illegal disposal. See Item 1, "Competition." In addition, restaurants experience theft of used cooking oil, the frequency and magnitude of which has increased with the rise in value of used cooking oil. Depending on market conditions, the Company either charges a collection fee to offset a portion of the cost incurred in collecting raw material or will pay for the raw material. To the extent suppliers of raw materials look to alternate methods of disposal, whether as a result of the Company's collection fees being deemed too expensive or otherwise, the Company's raw material supply will decrease and the Company's collection fee revenues will decrease, which could materially and adversely affect the Company's business and results of operations.

A majority of Darling's volume of rendering raw materials, including all of its significant poultry accounts, and substantially all of its bakery feed raw materials are acquired on a "formula basis," which in most cases is set forth in contracts with the Company's suppliers, generally with multi-year terms. These "formulas" allow the Company to manage the risk associated with decreases in commodity prices by adjusting the Company's costs of materials based on changes in the price of the Company's finished products, while also permitting the Company, in certain cases, to benefit from increases in commodity prices. The formulas provided in these contracts are reviewed and modified both during the term of, and in connection with the renewal of, the contracts to maintain an acceptable level of sharing between the Company and the Company's suppliers of the costs and benefits from movements in commodity prices. Changes to these formulas or the inability to renew such contracts could have a material adverse effect on the Company's business, results of operations and financial condition.

The Company is highly dependent on natural gas and diesel fuel.

The Company's operations are highly dependent on the use of natural gas and diesel fuel. The Company consumes significant volumes of natural gas to operate boilers in the Company's plants, which generate steam to heat raw material. Natural gas prices represent a significant cost of facility operations included in cost of sales. The Company also consumes significant volumes of diesel fuel to operate the Company's fleet of tractors and trucks used to collect raw material. Diesel fuel prices represent a significant component of cost of collection expenses included in cost of sales. Prices for both natural gas and diesel fuel can be volatile and therefore represent an ongoing challenge to the Company's operating results. Although the Company continually manages these costs and hedges the Company's exposure to changes in fuel prices through the Company's formula pricing and derivatives, a material increase in energy prices for natural gas and/or diesel fuel over a sustained period of time could materially adversely affect the Company's business, financial condition and results of operations.

A significant percentage of the Company's revenue is attributable to a limited number of suppliers and customers.

In fiscal 2012, Darling's top ten customers for finished products accounted for approximately 29% of product sales. In addition, its top ten raw material suppliers accounted for approximately 25% of its raw material supply in the same period. A disruption to, termination of, or modifications to the Company's relationships with any of the Company's significant suppliers or customers could cause the Company's businesses to suffer significant financial losses and could have a material adverse impact on the Company's business, earnings, financial condition and/or cash flows.

Certain of the Company's operating facilities are highly dependent upon a single or a few suppliers.

Certain of the Company's rendering facilities are highly dependent on one or a few suppliers. Should any of these suppliers choose alternate methods of disposal, cease their operations, have their operations interrupted by casualty or otherwise cease using the Company's collection services, these operating facilities may be materially and adversely affected, which could materially and adversely affect the Company's business, earnings, financial condition and/or cash flows.

The renewable diesel joint venture with Valero will subject the Company to a number of risks.

The Company announced on January 21, 2011 that a wholly-owned subsidiary of Darling entered into the JV Agreement with a wholly-owned subsidiary of Valero to form the Joint Venture. The Joint Venture is owned 50% / 50% with Valero and was formed to design, engineer, construct and operate the Facility, which will be capable of producing approximately 9,300 barrels per day of renewable diesel fuel and certain other co-products, to be located adjacent to Valero's refinery in Norco, Louisiana. The Joint Venture is in the process of constructing the Facility under an engineering, procurement and construction contract ("EPC Contract") that is intended to fix the Joint Venture's maximum economic exposure for the cost of the Facility, without regard to project scope changes. Construction of the Facility is substantially complete with the phased commissioning of the Facility currently anticipated to be complete in second quarter 2013.

On May 31, 2011, the Joint Venture and Diamond Green Diesel LLC, a wholly-owned subsidiary of the Joint Venture ("Opco"), entered into (i) a facility agreement (the "Facility Agreement") with Diamond Alternative Energy, LLC, a wholly-owned subsidiary of Valero (the "Lender"), and (ii) a loan agreement (the "Loan Agreement") with the Lender, which will provide the Joint Venture with a 14 year multiple advance term loan facility of approximately $221,300,000 (the "JV Loan") to support the design, engineering and construction of the Facility, which is now in the final stages of construction. The Facility Agreement and the Loan Agreement prohibit the Lender from assigning all or any portion of the Facility Agreement or the Loan Agreement to unaffiliated third parties. Opco has also pledged substantially all of its assets to the Lender, and the Joint Venture has pledged all of Opco's equity interests to the Lender, until the JV Loan has been paid in full and the JV Loan has terminated in accordance with its terms.

Pursuant to sponsor support agreements executed in connection with the Facility Agreement and the Loan Agreement, each of the Company and Valero are committed to contributing approximately $93.2 million of the estimated aggregate costs of approximately $407.7 million for the completion of the Facility. The Company is also required to pay for 50% of any cost overruns incurred in connection with the construction of the Facility, including relating to any project scope changes and working capital funding. As of the date of this report, it is anticipated that the project will incur an additional $17.3 million in costs related to project scope changes, of which the Company will be responsible for 50%. As of December 29, 2012 under the equity method of accounting, the Company has an investment in the Joint Venture of approximately $62.5 million included on the consolidated balance sheet.

The Company is aware that a third party patent holder has filed patent infringement claims against a producer of renewable diesel fuel and its owners. The producer is unrelated to the Company, the Joint Venture or, to our knowledge, Valero. The Company has not, and to its knowledge neither the Joint Venture or Valero has, received any communication from such patent holder regarding similar claims against the Joint Venture. The Joint Venture has licensed a process from UOP LLC, a subsidiary of Honeywell International Inc., that it will utilize in producing renewable diesel fuel. The Company believes that the Joint Venture's process differs from the process that is the subject of the infringement suit. Accordingly, any patent infringement claim that might be asserted in the future against either the Company or the Joint Venture would be vigorously opposed. However if any patent holder successfully challenged the patents under which the Joint Venture operates, the Joint Venture could incur increased expenses or the need to modify its operation which could negatively impact the Joint Venture's results of operations.

While construction of the facility is substantially complete, there is no guarantee that unforeseen issues will not arise in connection with the startup of the Facility, and any unexpected significant scope changes to the project related thereto could require investment of additional significant financial resources by the Company which may require the Company to obtain additional financing. Further, while the two principal technologies to be licensed for the Joint Venture are established technologies, their use together in the manner currently contemplated for the Joint Venture is innovative and has not been previously employed. Accordingly, if the Facility is completed, there is no guarantee that the Joint Venture will be profitable or allow the Company to make a return on the Company's investment, and the Company may lose the Company's entire investment.

The Joint Venture is dependent on governmental energy policies and programs, such as the National Renewable Fuel Standard Program ("RFS2"), which positively impact the demand for and price of renewable diesel. Any changes to, a failure to enforce or a discontinuation of any of these programs could have a material adverse affect on the Joint Venture. See "Risk Factors —The Company's business may be affected by energy policies of U.S. and foreign governments." Similarly, the Joint Venture is subject to the risk that new or changing technologies may be developed that could meet demand for renewable diesel under governmental mandates in a more efficient or less costly manner than the technologies to be used by the Joint Venture, which could negatively affect the price of renewable diesel and have a material adverse affect on the Joint Venture.

In addition, the commencement and operation of a joint venture such as this involve a number of risks that could harm the Company's business and result in the Joint Venture not performing as expected, such as:

- problems integrating or developing operations, personnel, technologies or products;
- the breakdown or failure of equipment or processes;
- the failure of the end product to perform as anticipated;
- unforeseen engineering and environmental issues;
- the inaccuracy of the Company's assumptions about the timing and amount of anticipated costs and revenues;
- the diversion of management time and resources;
- obtaining permits and other regulatory issues, license revocation and changes in legal requirements;
- insufficient experience with the technologies and markets involved;
- difficulties in establishing relationships with suppliers and end user customers;
- unanticipated cost overruns;
- risks commonly associated with the start-up of "greenfield" projects;
- performance below expected levels of output or efficiency;
- reliance on Valero and its adjacent refinery facility for many services and processes;
- subsequent impairment of the acquired assets, including intangible assets;
- possible third party claims of intellectual property infringement; and
- being bought out and not realizing the benefits of the Joint Venture.

If any of these risks described above were to materialize and the operations of the Joint Venture were significantly disrupted, this could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company's business may be affected by energy and trade policies of U.S. and foreign governments.

Pursuant to the requirements established by the Energy Independence and Security Act of 2007 on February 3, 2010, the EPA finalized regulations for RFS2. The regulation mandated the domestic use of biomass-based diesel (biodiesel or renewable diesel) of 1.0 billion gallons in 2012. Beyond 2012 the regulation requires a minimum of 1.0 billion gallons of biomass-based diesel for each year through 2022, which amount is subject to increase by the EPA Administrator. On September 14, 2012, the EPA issued a final rule establishing the biomass-based diesel volume for calendar year 2013 to be 1.28 billion gallons, effective on November 26, 2012. This requirement is unchanged from the volume in a proposed rule issued by the EPA on June 20, 2011. Biomass-based diesel also qualifies to fulfill the non-specified portion of the advanced bio-fuel requirement. In order to qualify as a "renewable fuel" each type of fuel from each type of feed stock is required to lower greenhouse gas emissions ("GHG") by levels specified in the regulation. The EPA has determined that bio-fuels (either biodiesel or renewable diesel) produced from waste oils, fats and greases result in an 86% reduction in GHG emissions, exceeding the 50% requirement established by the regulation. Prices for the Company's finished products may be impacted by worldwide government policies relating to renewable fuels and GHG. Programs like RFS2 and tax credits for bio-fuels both in the U.S. and abroad may positively impact the demand for the Company's finished products. Accordingly, changes to, a failure to enforce or discontinuing any of these programs could have a negative impact on the Company's business and results of operations.

The Company's exports are subject to the imposition of tariffs, quotas, trade barriers and other trade protection measures imposed by foreign countries regarding the import of the Company's MBM, BFT and YG. General economic and political conditions as well as the closing of borders by foreign countries to the import of the Company's products due to animal disease or other perceived health or safety issues impact the Company. As a result trade policies of both U.S and foreign countries could have a negative impact on the Company's business and results of operations.

The Company may incur material costs and liabilities in complying with government regulations.

The Company is subject to the rules and regulations of various federal, state and local governmental agencies. Material rules and regulations and the applicable agencies include:

- The FDA, which regulates food and feed safety;
- The USDA, including its agencies APHIS and FSIS, which regulates collection and production methods;
- The EPA, which regulates air and water discharge requirements, as well as local and state agencies, which monitor air and water discharges;
- State Departments of Agriculture, which regulate animal by-product collection and transportation procedures and animal feed quality;
- The USDOT, as well as local and state transportation agencies, which regulate the operation of the Company's commercial vehicles;
- The Occupational Safety and Health Administration, which is the main federal agency charged with the enforcement of safety and health legislation; and
- The SEC, which regulates securities and information required in annual and quarterly reports filed by publicly traded companies.

The applicable rules and regulations promulgated by these agencies may influence the Company's operating results at one or more facilities. Furthermore, the loss of or failure to obtain necessary federal, state or local permits and registrations at one or more of the Company's facilities could halt or curtail operations at impacted facilities, which could result in impairment charges related to the affected facility and otherwise adversely affect the Company's operating results. The Company's failure to comply with applicable rules and regulations, including obtaining or maintaining required operating certificates or permits, could subject the Company to: (i) administrative penalties and injunctive relief; (ii) civil remedies, including fines, injunctions and product recalls; and (iii) adverse publicity. There can be no assurance that the Company will not incur material costs and liabilities in connection with these rules and regulations.

Seasonal factors and weather can impact the quality and volume of raw materials that the Company processes.

The quantity of raw materials available to the Company is impacted by seasonal factors, including holidays, when raw material volume declines, and cold weather, which can impact the collection of raw material. In addition, warm weather can adversely affect the quality of raw material processed and the Company's yield on production due to more rapidly degrading raw materials. The quality and volume of finished product that the Company is able to produce could be negatively impacted by unseasonable weather or unexpected declines in the volume of raw material available during holidays, which in turn could have a material adverse impact on the Company's business, results of operations and financial condition. In addition, severe weather events may also impact the Company's ability to collect raw material or to transport finished product.

Downturns and volatility in global economies and commodity and credit markets could materially adversely affect the Company's business and results of operations.

The Company's results of operations are materially affected by the state of the global economies and conditions in the credit, commodities and stock markets. Among other things, the Company may be adversely impacted if the Company's domestic and international customers and suppliers are not able to access sufficient capital to continue to operate their businesses or to operate them at prior levels. A decline in consumer confidence or changing patterns in the availability and use of disposable income by consumers can negatively affect both the Company's suppliers and customers. Declining discretionary consumer spending or the loss or impairment of a meaningful number of the Company's suppliers or customers could lead to a dislocation in either raw material availability or customer demand. Tightened credit supply could negatively affect the Company's customers' ability to pay for the Company's products on a timely basis or at all and could result in a requirement for additional bad debt reserves. Although many of the Company's customer contracts are formula-based, continued volatility in the commodities markets could negatively impact the Company's revenues and overall profits. Counterparty risk on finished product sales can also impact revenue and operating profits when customers either are unable to obtain credit or refuse to take delivery of finished product due to market price declines.

The Company's business may be affected by the impact of BSE and other food safety issues.

Effective August 1997, the FDA promulgated a rule prohibiting the use of mammalian proteins, with some exceptions, in feeds for cattle, sheep and other ruminant animals (referred to herein as the "BSE Feed Rule") to prevent further spread of BSE, commonly referred to as "mad cow disease." Detection of the first case of BSE in the United States in December 2003 resulted in additional U.S. government regulations, finished product export restrictions by foreign governments, market price fluctuations for the Company's finished products and reduced demand for beef and beef products by consumers. Even though the export markets for U.S. beef rebounded to exceed pre-BSE levels and set records for volume in 2011 and value in 2012, most export markets remain closed to MBM derived from U.S. beef. On April 24, 2012, the USDA confirmed the occurrence of a new, single case of BSE in a dairy cow in central California. Even though the USDA confirmed that material derived from the cow did not enter the food or feed supply and that this appears to be a single, isolated incident of "atypical" BSE which is not spread through feed and does not affect humans, Indonesia closed its markets to MBM derived from U.S. beef, and those markets remain closed as of the filing date of this Report. The Company does not expect this trade disruption to have material impact on the Company's business, financial condition or results of operations. Continued concern about BSE in the United States may result in additional regulatory and market related challenges that may affect the Company's operations or increase the Company's operating costs.

With respect to BSE in the United States, on October 26, 2009, the FDA began enforcing new regulations intended to further reduce the risk of spreading BSE ("Enhanced BSE Rule"). These new regulations amended the BSE Feed Rule to also prohibit the use of tallow having more than 0.15% insoluble impurities in feed for cattle or other ruminant animals. In addition, the Enhanced BSE Rule prohibits brain and spinal cord material from cattle aged 30 months and older or the carcasses of such cattle, if the brain and spinal cord are not removed, ("Prohibited Cattle Materials") and tallow derived from Prohibited Cattle Materials that also contains more than 0.15% insoluble impurities in the feed or food for all animals. The Company has followed the Enhanced BSE Rule since it was first published in 2008 and has made capital expenditures and implemented new processes and procedures to be compliant with the Enhanced BSE Rule at all of the Company's operations. Notwithstanding the foregoing, the Company can provide no assurance that unanticipated costs and/or reductions in raw material volumes related to the Company's compliance with the Enhanced BSE Rule will not negatively impact the Company's operations and financial performance.

With respect to human food, pet food and animal feed safety, the Food and Drug Administration Amendments Act of 2007 (the "FDAAA") directs the Secretary of Health and Human Services and the FDA to promulgate significant new requirements for the pet food and animal feed industries. As a prerequisite to new requirements specified by the FDAAA, the FDA was directed to establish a Reportable Food Registry, which was implemented on September 8, 2009. On June 11, 2009, the FDA issued "Guidance for Industry: Questions and Answers Regarding the Reportable Food Registry as Established by the Food and Drug Administration Amendments Act of 2007: Draft Guidance." Stakeholder comments and questions about the Reportable Food Registry were incorporated into a second draft guidance ("RFR Draft Guidance"), which was published on September 8, 2009. In the RFR Draft Guidance, the FDA defined a reportable food, which the manufacturer or distributor would be required to report in the Reportable Food Registry, to include materials used as ingredients in animal feeds and pet foods, if there is reasonable probability that the use of such materials will cause serious adverse health consequences or death to humans or animals. The FDA issued a second version of its RFR Draft Guidance in May 2010 without finalizing it. On July 27, 2010, the FDA released "Compliance Policy guide Sec. 690.800, *Salmonella* in Animal Feed, Draft Guidance" ("Draft CPG"), which describes differing criteria to determine whether pet food and farmed animal feeds that are contaminated with salmonella will be considered to be adulterated under section 402(a)(1) of the Food Drug and Cosmetic Act. According to the Draft CPG, any finished pet food contaminated with any species of salmonella will be considered adulterated because such feeds have direct human contact. Finished animal feeds intended for pigs, poultry and other farmed animals, however, will be considered to be adulterated only if the feed is contaminated with a species of salmonella that is considered to be pathogenic for the animal species that the feed is intended for. The impact of the FDAAA and implementation of the Reportable Food Registry on the Company, if any, will not be clear until the FDA finalizes its RFR Draft Guidance and the Draft CPG, neither of which were finalized as of the date of this report. The Company believes that it has adequate procedures in place to assure that its finished products are safe to use in animal feed and pet food and the Company does not currently anticipate that the FDAAA will have a significant impact on the Company's operations or financial performance. Any pathogen, such as salmonella, that is correctly or incorrectly associated with the Company's finished products could have a negative impact on the demands for the Company's finished products.

In addition, the Food Safety Modernization Act ("FSMA") was enacted on January 4, 2011. The FSMA gave the FDA new authorities, which became effective immediately. Included among these is mandatory recall authority for adulterated foods that are likely to cause serious adverse health consequences or death to humans or animals, if the responsible party fails to cease distribution and recall such adulterated foods voluntarily. The FSMA further instructed the FDA to amend existing regulations that define its administrative detention authority. Prior to the FSMA becoming law, FDA had authority to order that an article of food be detained only if there was credible evidence or information indicating that the article of food presented a threat of serious adverse health consequences or death to humans or animals. On May 5, 2011, FDA issued an interim final rule amending its administrative detention authority and lowering both the level of proof and the degree of risk required for detaining an article of food. This interim final rule, which became effective on July 3, 2011, gives the FDA authority to detain an article of food if there is reason to believe the food is adulterated or misbranded. The FMSA also requires the FDA to develop new regulations that, among other provisions, places additional registration requirements on food and feed producing firms. Section 102 of the FSMA amends facility registration requirements in the Federal Food, Drug and Cosmetic Act for domestic and foreign manufacturers, processors, packers or holders of food for human or animal consumption. Such facility registrations were previously required to be updated when changes in a facility occurred, but there were no provisions for renewing facility registrations. The FSMA, however, requires that facility registrations be renewed during the fourth quarter of each even-numbered year, beginning October 1, 2012. FDA delayed the start of facility registration renewals until October 22, 2012, while it completed revisions to its on-line registration site and subsequently extended the deadline for completing such registration renewals from December 31, 2012 to January 31, 2013. Other new FDA regulations mandated by the FSMA will require registered facilities to perform hazard analyses and to implement preventive plans to control those hazards identified to be reasonably likely to occur; increase the length of time that records are required to be retained; and regulate the sanitary transportation of food. The FDA published its intent to meet the preventive control provisions required by the FSMA on January 16, 2013 in two proposed rules for manufactured food and produce intended for human consumption: (1) Current Good Manufacturing Practice and Hazard Analysis and Risk-Based Preventive Controls for Human Food and (2) Standards for the Growing, Harvesting, Packing, and Holding of Produce for Human Consumption. Neither of these proposed rules is for animal feed and, as of the date of this filing, the FDA has not published a proposed rule for implementing preventive controls for animal feed. The Company has followed the FSMA throughout its legislative history and has renewed registrations for all of its facilities and implemented hazard prevention controls and other procedures that the Company believes will be needed to comply with the FSMA. Such rule-making could, among other things, require the Company to amend certain of the Company's other operational policies and procedures. While unforeseen issues and requirements may arise as the FDA promulgates the new regulations provided for by the FSMA, the Company does not anticipate that the costs of compliance with the FSMA will materially impact the Company's business or operations.

The Company's business may be negatively impacted by the occurrence of any disease correctly or incorrectly linked to animals.

The emergence of diseases such as 2009 H1N1 flu (initially known as "Swine Flu") and highly pathogenic strains of avian influenza, including H5N1 and H7N3 avian influenza (both strains are collectively known as "Bird Flu"), that are in or associated with animals and have the potential to also threaten humans has created concern that such diseases could spread and cause a global pandemic. Wild migratory birds are usually responsible for spreading the Bird Flu to domestic poultry. The H5N1 strain has not been reported in North America. Outbreaks of the H7N3 strain, however, were reported on chicken farms in Mexico during 2012, in July and again in December. A new outbreak of the H7N3 virus on seven commercial chicken farms in Mexico was confirmed February 16, 2013, by Mexican animal health authorities. As of the date of this report, though, neither Bird Flu nor Swine Flu has been linked to a global disease pandemic among humans. Even though such a pandemic has not occurred, governments may be pressured to address these concerns and prohibit imports of animals, meat and animal by-products from countries or regions where the disease is detected. The occurrence of Swine Flu, Bird Flu or any other disease in the United States that is correctly or incorrectly linked to animals and has a negative impact on meat or poultry consumption or animal production could have a material negative impact on the volume of raw materials available to the Company or the demand for the Company's finished products.

If the Company or the Company's customers are the subject of product liability claims or product recalls, the Company may incur significant and unexpected costs and the Company's business reputation could be adversely affected.

The Company and its customers for whom the Company manufactures products may be exposed to product liability claims and adverse public relations if consumption or use of the Company's products is alleged to cause injury or illness to humans or animals. In addition, the Company and its customers may be subject to product recalls resulting from developments relating to the discovery of unauthorized adulterations to food additives. The Company's insurance may not be adequate to cover all liabilities the Company incurs in connection with product liability claims, whether or not legitimate, or product recalls. The Company may not be able to maintain its existing insurance or obtain comparable insurance at a reasonable cost, if at all. A product liability judgment against the Company or against one of its customers for whom the Company manufactures products, or the Company's or its customer's agreement to settle a product liability claim or a product recall, could also result in substantial and unexpected expenditures, which would reduce operating income and cash flow. In addition, even if product liability claims against the Company or its customers for whom the Company manufactures products are not successful or are not fully pursued, defending these claims would likely be costly and time-consuming and may require management to spend time defending the claims rather than operating the Company's business and may result in adverse publicity.

Product liability claims, product recalls or any other events that cause consumers to no longer associate the Company's brands or those of the Company's customers for whom the Company manufactures products with high quality and safety, may hurt the value of the Company's and the Company's customers' brands and lead to decreased demand for the Company's products. In addition, as a result of any such claims against the Company or product recalls, the Company may be exposed to claims by the Company's customers for damage to their reputations and brands. Product liability claims and product recalls may also lead to increased scrutiny by federal and state regulatory agencies of the Company's operations and could have a material adverse effect on the Company's brands, business, results of operations and financial condition.

The Company's operations are subject to various laws, rules and regulations relating to the protection of the environment and to health and safety, and the Company could incur significant costs to comply with these requirements or be subject to sanctions or held liable for environmental damages.

The Company's operations subject the Company to various and increasingly stringent federal, state, and local environmental, health and safety requirements, including those governing air emissions, wastewater discharges, the management, storage and disposal of materials in connection with the Company's facilities and the Company's handling of hazardous materials and wastes, such as gasoline and diesel fuel used by the Company's trucking fleet and operations. Failure to comply with these requirements could have significant consequences, including penalties, claims for personal injury and property and natural resource damages, and negative publicity. The Company's operations require the control of air emissions and odor and the treatment and discharge of wastewater to municipal sewer systems and the environment. The Company operates boilers at many of the Company's facilities and stores wastewater in lagoons or discharges it to publicly owned wastewater treatment systems, surface waters or through land application. The Company operates and maintains a vehicle fleet to transport products to and from customer locations. The Company has incurred significant capital and operating expenditures to comply with environmental requirements, including for the upgrade of wastewater treatment facilities, and will continue to incur such costs in the future.

The Company could be responsible for the remediation of environmental contamination and may be subject to associated liabilities and claims for personal injury and property and natural resource damages. The Company owns or operates numerous properties, has been in business for many years and has acquired and disposed of properties and businesses. During that time, the Company or other owners or operators may have generated or disposed of wastes that are or may be considered hazardous or may have polluted the soil, surface water or groundwater at or around the Company's facilities. Under some environmental laws, such as the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, also known as CERCLA or Superfund, and similar state statutes, responsibility for the cost of cleanup of a contaminated site can be imposed upon any current or former site owners and operators, or upon any party that sent waste to the site, regardless of the lawfulness of the activities that led to the contamination. There can be no assurance that the Company will not face extensive costs or penalties that would have a material adverse effect on the Company's financial condition and results of operations. For example, the Company has been named as a third-party defendant in a lawsuit pending in the Tierra/Maxus Litigation (as defined herein) and has received notice from the EPA with respect to alleged contamination in the Lower Passaic River area. Future developments, such as more aggressive enforcement policies, new laws or discoveries of unknown conditions, may also require expenditures that may have a material adverse effect on the Company's business and financial condition.

In addition, increasing efforts to control emissions of greenhouse gases, or GHG, are likely to impact the Company's operations. The EPA's recent rule establishing mandatory GHG reporting for certain activities may apply to some of the Company's facilities if the Company exceeds the applicable thresholds. The EPA has also announced a finding relating to GHG emissions that may result in promulgation of GHG air quality standards. Legislation to regulate GHG emissions has been proposed in the U.S. Congress and a growing number of states are taking action to require reductions in GHG emissions. Future GHG emissions limits may require the Company to incur additional capital and operational expenditures. EPA regulations limiting exhaust emissions also became more restrictive in 2010, and on October 25, 2010, the National Highway Traffic Safety Administration and the EPA proposed new regulations that would govern fuel efficiency and GHG emissions beginning in 2014. Compliance with such regulations could increase the cost of new fleet vehicles and increase the Company's operating expenses. Compliance with future GHG regulations may require expenditures that could affect the Company's results of operations.

If the Company experiences difficulties or a significant disruption in the Company's information systems or if the Company fails to implement new systems and software successfully, the Company's business could be materially adversely affected.

The Company depends on information systems throughout the Company's business to collect and process data that is critical to the Company's operations and accurate SEC reporting. Among other things, these information systems process incoming customer orders and outgoing supplier orders, manage inventory, collect raw materials and distribute products, process and bill shipments to and collect cash from the Company's customers, respond to customer and supplier inquiries, contribute to the Company's overall internal control processes, maintain records of the Company's property, plant and equipment, and record and pay amounts due vendors and other creditors.

If the Company were to experience a disruption in its information systems that involve interactions with suppliers and customers, it could result in a loss of raw material supplies, sales and customers and/or increased costs, which could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, any such disruption could adversely affect the Company's ability to meet its financial reporting obligations. The Company may also encounter difficulties in developing new systems or maintaining and upgrading existing systems. Such difficulties may lead to significant expenses or losses due to unexpected additional costs required to implement or maintain systems, disruption in business operations, loss of sales or profits, or cause the Company to incur significant costs to reimburse third parties for damages, and, as a result, may have a material adverse effect on the Company's results of operations.

In order to enhance its technology, customer service, and business processes, the Company has begun a multi-year project to replace its existing work management, financial, and supply chain software applications with a new suite of systems including a company-wide enterprise resource planning ("ERP") system. The implementation process involves a number of risks that may adversely hinder the Company's business operations and/or affect its financial condition and results of operations, if not implemented successfully. The new ERP system will replace multiple legacy systems, and successful implementation is expected to enhance and provide additional benefits to a variety of important business functions, including customer care and billing, procurement and accounts payable, operational plant logistics, management reporting, and external financial reporting. The ERP implementation is a complex and time-consuming project that involves substantial expenditures for implementation consultants, system hardware, software, and implementation activities, as well as the transformation of business and financial processes.

As with any large software project, there are many factors that may materially affect the schedule, cost, and execution/ implementation of this project. Those factors include, among others: problems during the design, implementation, and testing phases; system delays and/or malfunctions; the risk that suppliers and contractors will not perform as required under their contracts; the diversion of management's attention from daily operations to the project; re-works due to changes in business processes or financial reporting standards; and other events, some of which are beyond the Company's control. These types of issues could disrupt the Company's business operations and/or its ability to timely and accurately process and report key components of its financial results and and/or complete important business processes such as the evaluation of its internal controls and attestation activities pursuant to Section 404 of the Sarbanes-Oxley Act of 2002. Accordingly, material deviations from the project plan or unsuccessful execution of the plan may adversely affect the Company's financial position and results of operations.

The Company's success is dependent on its key personnel.

The Company's success depends to a significant extent upon a number of key employees, including members of senior management. The loss of the services of one or more of these key employees could have a material adverse effect on the Company's results of operations and prospects. The Company believes that its future success will depend in part on its ability to attract, motivate and retain skilled technical, managerial, marketing and sales personnel. Competition for these types of skilled personnel is intense and there can be no assurance that the Company will be successful in attracting, motivating and retaining key personnel. The failure to hire and retain these personnel could materially adversely affect the Company's business and results of operations.

In certain markets the Company is highly dependent upon a single operating facility and various events beyond the Company's control can cause interruption in the operation of the Company's facilities, which could adversely affect its business in those markets.

The Company's facilities are subject to various federal, state and local environmental and other permitting requirements, depending on their locations. Periodically, these permits may be reviewed and subject to amendment or withdrawal. Applications for an extension or renewal of various permits may be subject to challenge by community and environmental groups and others. In the event of a casualty, condemnation, work stoppage, permitting withdrawal or delay, severe weather event, or other unscheduled shutdown involving one of the Company's facilities, in a majority of the Company's markets it would utilize a nearby operating facility to continue to serve its customers. In certain markets, however, the Company does not have alternate operating facilities. In the event of a casualty, condemnation, work stoppage, permitting withdrawal or delay, severe weather event, or other unscheduled shutdown in these markets, the Company may experience an interruption in its ability to service its customers and to procure raw materials. This may materially and adversely affect the Company's business and results of operations in those markets. In addition, after an operating facility affected by a casualty, condemnation, work stoppage, permitting withdrawal or delay or other unscheduled shutdown is restored, there could be no assurance that customers who in the interim choose to use alternative disposal services would return to use the Company's services.

The Company's level of indebtedness could adversely affect the Company's ability to operate its business, react to changes in the economy or its industry and make payments on its indebtedness.

As of December 29, 2012, the Company had total indebtedness of approximately \$250.2 million, consisting of \$250.0 million of 8.5% Senior Notes due 2018 (the "Senior Unsecured Notes") and other insignificant debt and undrawn commitments available for additional borrowings under the Company's senior secured credit facilities (the "Senior Secured Credit Facilities"), entered into on December 17, 2010. The Company's level of indebtedness could have important consequences, including the following:

- a portion of the Company's cash flows from operations will be dedicated to the payment of principal and interest on the Company's indebtedness and will not be available for other purposes, including investment in the Company's operations, future business opportunities or strategic acquisitions, capital expenditures and other general corporate purposes;
- it may limit the Company's flexibility in planning for, or reacting to, changes in its business and the industry in which it operates;
- the Company may be more highly leveraged than some of its competitors, which may place the Company at a competitive disadvantage;
- it could make the Company more vulnerable to downturns in general economic or industry conditions or in the Company's business; and
- it may limit, along with the financial and other restrictive covenants in the agreements governing the Company's indebtedness, the Company's ability in the future to obtain financing, the Company's ability to refinance any of its indebtedness, or the Company's ability to dispose of assets or borrow money for its working capital requirements, capital expenditures, acquisitions, debt service requirements and general corporate or other purposes on commercially reasonable terms or at all.

Despite the Company's existing indebtedness, the Company may still incur more debt, which could exacerbate the risks described above.

The Company may be able to incur substantial additional indebtedness in the future. Although the agreements governing the Company's indebtedness, including, without limitation, the agreements governing the Company's Senior Secured Credit Facilities, will limit the Company's ability to incur certain additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the additional indebtedness that could be incurred in compliance with these restrictions could be substantial. To the extent that the Company incurs additional indebtedness, the risks associated with the Company's leverage described above, including the Company's possible inability to service its debt, would increase.

The Company could incur a material weakness in the Company's internal control over financial reporting that would require remediation.

The Company's disclosure controls and procedures were deemed to be effective in fiscal 2012. However, any future failures to maintain the effectiveness of the Company's disclosure controls and procedures, including the Company's internal control over financial reporting, could subject the Company to a loss of public confidence in its internal control over financial reporting and in the integrity of its public filings and financial statements and could harm the Company's operating results or cause the Company to fail to meet its regulatory reporting obligations in a timely manner. The ongoing integration of the operations of Griffin following the Merger could create additional risks to the Company's disclosure controls, including the Company's internal controls over financial reporting.

An impairment in the carrying value of the Company's goodwill or other intangible assets may have a material adverse effect on the Company's results of operations.

As of December 29, 2012, the Company has approximately $381.4 million of goodwill. The Company is required to annually test goodwill to determine if impairment has occurred. Additionally, impairment of goodwill must be tested whenever events or changes in circumstances indicate that impairment may have occurred. If the testing performed indicates that impairment has occurred, the Company is required to record a non-cash impairment charge for the difference between the carrying value of the goodwill and the implied fair value of the goodwill in the period the determination is made. The testing of goodwill for impairment requires the Company to make significant estimates about its future performance and cash flows, as well as other assumptions. These estimates can be affected by numerous factors, including changes in economic, industry or market conditions, changes in business operations or changes in competition. Changes in these factors, or changes in actual performance compared with estimates of the Company's future performance, may affect the fair value of goodwill, which may result in an impairment charge. For example, a deterioration in demand for, or increases in costs for producing a supplier's principal products could lead to a reduction in the supplier's output of raw materials, thus impacting the fair value of a plant processing that raw material. The Company cannot accurately predict the amount and timing of any impairment of assets. Should the value of goodwill become impaired, there may be a materially adverse effect on the Company's results of operations.

The Company may be subject to work stoppages at its operating facilities which could cause interruptions in the manufacturing of the Company's products.

While the Company has no national or multi-plant union contracts, approximately 25% of the Company's employees are covered by multiple collective bargaining agreements. Labor organizing activities could result in additional employees becoming unionized and higher ongoing labor costs. Darling's collective bargaining agreements expire at varying times over the next five years. There can be no assurance that the Company will be able to negotiate the terms of any expiring or expired agreement in a manner acceptable to the Company. If the Company's unionized workers were to engage in a strike, work stoppage or other slowdown in the future, the Company could experience a significant disruption of its operations, which could have a material adverse effect on the Company's business, results of operations and financial condition.

Litigation may materially adversely affect the Company's businesses, financial condition and results of operations.

The Company is a party to several lawsuits, claims and loss contingencies arising in the ordinary course of our business, including assertions by certain regulatory and governmental agencies related to permitting requirements and air, wastewater and storm water discharges from the Company's processing facilities. The outcome of litigation, particularly class action lawsuits and regulatory actions, is difficult to assess or quantify. Plaintiffs in these types of lawsuits may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. The cost to defend future litigation may be significant and any future litigation may divert the attention of management away from the Company's strategic objectives. There may also be adverse publicity associated with litigation that may decrease customer confidence in the Company's business, regardless of whether the allegations are valid or whether we are ultimately found liable. As a result, litigation may have a material adverse effect on the Company's business, financial condition and results of operations.

Certain multiemployer defined benefit pension plans to which the Company contributes are under-funded.

The Company participates in various multiemployer pension plans which provide defined benefits to certain employees covered by labor contracts. These plans are not administered by the Company and contributions are determined in accordance with provisions of negotiated labor contracts to meet their pension benefit obligations to their participants. Based upon the most currently available information, certain of these multiemployer plans are under-funded due partially to a decline in the value of the assets supporting these plans, a reduction in the number of actively participating members for whom employer contributions are required and the level of benefits provided by the plans. In addition, the Pension Protection Act, which was enacted in August 2006 and went into effect in January 2008, requires under-funded pension plans to improve their funding ratios within prescribed intervals based on the level of their under-funding. As a result, the Company's required contributions to these plans may increase in the future. Furthermore, under current law, a termination of, the Company's voluntary withdrawal from or a mass withdrawal of all contributing employers from any underfunded multiemployer defined benefit plan to which the Company contributes would require the Company to make payments to the plan for the Company's proportionate share of such multiemployer plan's unfunded vested liabilities. Also, if a multiemployer defined benefit plan fails to satisfy certain minimum funding requirements, the Internal Revenue Service ("IRS") may impose a nondeductible excise tax of 5% on the amount of the accumulated funding deficiency for those employers not contributing their allocable share of the minimum funding to the plan. For more information on the multiemployer pension plans in which the Company participates see Note 15 to the Consolidated Financial Statements. Requirements to pay increased contributions, withdrawal liability and excise taxes could negatively impact the Company's liquidity and results of operations.

If the number or severity of claims for which the Company is self-insured increases, if the Company is required to accrue or pay additional amounts because the claims prove to be more severe than the Company's recorded liabilities, if the Company's insurance premiums increase, or if the Company is unable to obtain insurance at acceptable rates or at all, the Company's financial condition and results of operations may be materially adversely affected.

The Company's workers compensation, auto and general liability policies contain significant deductibles or self-insured retentions. The Company develops bi-yearly and records quarterly an estimate of the Company's projected insurance-related liabilities. The Company estimates the liabilities associated with the risks retained by the Company, in part, by considering historical claims experience, demographic and severity factors and other actuarial assumptions. Any actuarial projection of losses is subject to a degree of variability. If the number or severity of claims for which the Company is self-insured increases, or the Company is required to accrue or pay additional amounts because the claims prove to be more severe than the Company's original assessments, the Company's financial condition and results of operations may be materially adversely affected. In addition, in the future the Company's insurance premiums may increase and the Company may not be able to obtain similar levels of insurance on reasonable terms or at all. Any such inadequacy of, or inability to obtain, insurance coverage could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company may not successfully identify and complete acquisitions on favorable terms or achieve anticipated synergies relating to any acquisitions, and such acquisitions could result in unforeseen operating difficulties and expenditures and require significant management resources.

The Company regularly reviews potential acquisitions of complementary businesses, services or products. However, the Company may be unable to identify suitable acquisition candidates in the future. Even if the Company identifies appropriate acquisition candidates, the Company may be unable to complete such acquisitions on favorable terms, if at all. In addition, the process of integrating an acquired business, service or product into the Company's existing business and operations may result in unforeseen operating difficulties and expenditures. Integration of an acquired company also may require significant management resources that otherwise would be available for ongoing development of the Company's business. Moreover, the Company may not realize the anticipated benefits of any acquisition or strategic alliance and such transactions may not generate anticipated financial results. Future acquisitions could also require the Company to incur debt, assume contingent liabilities or amortize expenses related to intangible assets, any of which could harm the Company's business.

Terrorist attacks or acts of war may cause damage or disruption to the Company and the Company's employees, facilities, information systems, security systems, suppliers and customers, which could significantly impact the Company's net sales, costs and expenses and financial condition.

Terrorist attacks, such as those that occurred on September 11, 2001, have contributed to economic instability in the United States, and further acts of terrorism, bioterrorism, cyberterrorism, violence or war could affect the markets in which the Company operates, the Company's business operations, the Company's expectations and other forward-looking statements contained in this report. The threat of terrorist attacks in the United States since September 11, 2001 continues to create many economic and political uncertainties. The potential for future terrorist attacks, the U.S. and international responses to terrorist attacks and other acts of war or hostility, including the ongoing war in Afghanistan and other conflicts in the Middle East, may cause greater uncertainty and cause the Company's business to suffer in ways that cannot currently be predicted. Events such as those referred to above could cause or contribute to a general decline in investment valuations. In addition, terrorist attacks, particularly acts of bioterrorism, that directly impact the Company's facilities or those of the Company's suppliers or customers could have an impact on the Company's sales, supply chain, production capability and costs and the Company's ability to deliver its finished products.

The Company's products may infringe the intellectual property rights of others, which may cause the Company to incur unexpected costs or prevent the Company from selling its products.

The Company maintains valuable trademarks, service marks, copyrights, trade names, trade secrets, proprietary technologies and similar intellectual property, and considers the Company's intellectual property to be of material value. The Company has in the past and may in the future be subject to legal proceedings and claims in the ordinary course of its business, including claims of alleged infringement of patents, trademarks and other intellectual property rights of third parties by the Company or its customers. Any such claims, whether or not meritorious, could result in costly litigation and divert the efforts of the Company's management. Moreover, should the Company be found liable for infringement, the Company may be required to enter into licensing agreements (if available on acceptable terms or at all) or to pay damages and cease making or selling certain products. Any of the foregoing could cause the Company to incur significant costs and prevent the Company from manufacturing or selling its products.

The recently enacted legislation on healthcare reform and proposed amendments thereto could impact the healthcare benefits required to be provided by the Company and cause the Company's compensation costs to increase, potentially reducing the Company's net income and adversely affecting its cash flows.

The recently enacted healthcare legislation and proposed amendments thereto contain provisions that could materially impact the Company's future healthcare costs. While the legislation's ultimate impact is not yet known, it is possible that these changes could significantly increase the Company's compensation costs, which would reduce the Company's net income and adversely affect its cash flows.

The market value of the Company's common stock has been and may continue to be volatile.

The market price of the Company's common stock has been subject to volatility and, in the future, the market price of the Company's common stock could fluctuate widely in response to numerous factors, many of which are beyond the Company's control. Numerous factors, including many over which the Company has no control, may have a significant impact on the market price of the Company's common stock. In addition to the risk factors discussed in this report, the price and volume volatility of the Company's common stock may be affected by:

- actual or anticipated fluctuations in commodities prices;
- actual or anticipated variations in the Company's results;
- the Company's earnings releases and financial performance;
- changes in financial estimates or buy/sell recommendations by securities analysts;
- the Company's access to financial and capital markets to refinance its debt or its ability to repay indebtedness under the Company's Senior Secured Credit Facilities and its Senior Unsecured Notes;
- the effect of future sales of substantial amounts of the Company's common stock;
- performance of the Company's joint venture investments;
- the Company's dividend policy;
- market conditions in the industry and the general state of the securities markets;
- investor perceptions of the Company and the industry and markets in which it operates;
- domestic and foreign governmental legislation or regulation;
- currency and exchange rate fluctuations; and
- domestic and global general economic and market conditions, such as recessions or significant inflation.

Future sales of the Company's common stock or the issuance of other equity may adversely affect the market price of the Company's common stock.

The Company is not restricted from issuing additional common stock, including securities that are convertible into or exchangeable for, or that represent the right to receive, common stock, or common stock issued as restricted shares or through the exercise of options granted under a Company equity incentive plan. The issuance of additional shares of the Company's common stock or convertible securities, including the Company's outstanding options, or otherwise, will dilute the ownership interest of the Company's common stockholders.

Sales of a substantial number of shares of the Company's common stock or other equity-related securities in the public market could depress the market price of the Company's common stock and impair the Company's ability to raise capital through the sale of additional equity securities. The Company cannot predict the effect that future sales of the Company's common stock or other equity-related securities would have on the market price of the Company's common stock.

The Company's common stock is an equity security and is subordinate to the Company's existing and future indebtedness.

The Company's common stock is an equity interest and does not constitute indebtedness. As such, shares of common stock rank junior to all of the Company's indebtedness and to other non-equity claims on the Company and the Company's assets available to satisfy claims on the Company, including claims in a bankruptcy, liquidation or similar proceeding. The Company's existing indebtedness restricts, and future indebtedness may restrict, payment of dividends on its common stock.

Unlike indebtedness, where principal and interest customarily are payable on specified due dates, in the case of common stock, (i) dividends are payable only when and if declared by the Company's board of directors or a duly authorized committee of the board and (ii) as a corporation, the Company is restricted to only making dividend payments and redemption payments out of legally available assets. Further, the common stock places no restrictions on the Company's business or operations or on the Company's ability to incur indebtedness or engage in any transactions, subject only to the voting rights available to stockholders generally.

In addition, any of the Company's rights (including the rights of the holders of the Company's common stock) to participate in the assets of any of the Company's subsidiaries upon any liquidation or reorganization of any subsidiary will be subject to the prior claims of that subsidiary's creditors (except to the extent the Company may itself be a creditor of that subsidiary), including that subsidiary's trade creditors and the Company's creditors who have obtained or may obtain guarantees from the subsidiaries. As a result, the Company's common stock is subordinated to the Company and the Company's subsidiaries' obligations and liabilities, which currently include borrowings under the Company's Senior Secured Credit Facilities and the Company's Senior Unsecured Notes.

The Company's ability to pay any dividends on its common stock may be limited.

The Company has not paid any dividends on its common stock since January 3, 1989. The Company's current financing arrangements permit the Company to pay cash dividends on the Company's common stock within limitations defined by the terms of the Company's existing indebtedness, including the Company's Senior Secured Credit Facilities, Senior Unsecured Notes and any indentures or other financing arrangements that the Company enters into in the future. For example, the agreements governing the Company's Senior Secured Credit Facilities restrict the Company's ability to make payments of dividends in cash if certain coverage ratios are not met. Even if such coverage ratios are met in the future, any determination to pay cash dividends on the Company's common stock will be at the discretion of the Company's board of directors and will be based upon the Company's financial condition, operating results, capital requirements, plans for expansion, business opportunities, restrictions imposed by any of the Company's financing arrangements, provisions of applicable law and any other factors that the Company's board of directors determines are relevant at that point in time.

The issuance of shares of preferred stock could adversely affect holders of common stock, which may negatively impact an investment in the Company's common stock.

The Company's board of directors is authorized to cause the Company to issue classes or series of preferred stock without any action on the part of the Company's stockholders. The board of directors also has the power, without stockholder approval, to set the terms of any such classes or series of preferred shares that may be issued, including the designation, preferences, limitations and relative rights over the common stock with respect to dividends or upon the liquidation, dissolution or winding up of the Company's business and other terms. If the Company issues preferred shares in the future that have a preference over the common stock with respect to the payment of dividends or upon liquidation, dissolution or winding up, or if the Company issues preferred shares with voting rights that dilute the voting power of the common stock, the rights of holders of the Company's common stock or the market price of the common stock could be adversely affected. As of the date of this filing, the Company has no outstanding shares of preferred stock but the Company has available for issuance 1,000,000 authorized but unissued shares of preferred stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

The Company's corporate headquarters is located at 251 O'Connor Ridge Boulevard, Suite 300, Irving, Texas, 75038, in an office facility where the Company leases approximately 53,000 square feet. The Company also maintains regional offices in Cold Spring, Kentucky and Des Moines, Iowa.

As of December 29, 2012, the Company operates over 120 processing and transfer facilities including the processing locations listed below. All of the processing facilities are owned except for ten leased facilities and the Company owns or leases 57 transfer stations in the U.S., some of which also process yellow grease and trap. These transfer stations serve as collection points for routing raw material to the processing facilities set forth below. Some locations service a single business segment while others service more than one business segment. The following is a listing of the Company's operating facilities by business segment:

LOCATION	DESCRIPTION
Rendering Business Segment	
Bastrop, TX	Rendering/Yellow Grease
Bellevue, NE	Rendering/Yellow Grease
Berlin, WI	Rendering/Yellow Grease
Blue Earth, MN	Rendering/Yellow Grease
Blue Island (Chicago), IL	Yellow Grease/Trap
Boise, ID	Rendering/Yellow Grease
Butler, KY	Rendering/Yellow Grease/Trap
Butler, KY	Biodiesel
Calhoun, GA	Yellow Grease
Cincinnati, OH	Hides
Cleveland, OH	Yellow Grease/Trap
Clinton, IA	Rendering/Yellow Grease
Coldwater, MI	Rendering/Yellow Grease
Collinsville, OK	Rendering/Yellow Grease
Columbus, IN	Rendering/Yellow Grease/Trap
Dallas, TX	Rendering/Yellow Grease
Denver, CO	Rendering/Yellow Grease
Denver, CO	Edible Meat and Tallow
Des Moines, IA	Rendering/Yellow Grease
Detroit, MI	Yellow Grease/Trap
East Dublin, GA	Rendering/Yellow Grease/Trap
E. St. Louis, IL	Rendering/Yellow Grease/Trap
Ellenwood, GA	Rendering/Yellow Grease
Fairfax, MO	Protein Blending
Fresno, CA	Rendering/Yellow Grease
Grand Island, NE (1)	Pet Food
Henderson, KY	Fertilizer Blending
Holden, LA	Yellow Grease/Trap
Houston, TX	Rendering/Yellow Grease/Trap
Indianapolis, IN	Yellow Grease/Trap
Jackson, MS	Rendering/Yellow Grease/Trap
Kansas City, KS	Rendering/Yellow Grease/Trap
Kansas City, KS	Protein Blending
Kansas City, MO	Hides
Lexington, NE	Rendering/Protein Blending
Little Rock, AR	Yellow Grease/Trap
Los Angeles, CA	Rendering/Yellow Grease/Trap
Lynn Center, IL	Protein Blending
Mason City, IL	Rendering/Yellow Grease
Newark, NJ	Rendering/Yellow Grease/Trap
Newberry, IN	Rendering/Yellow Grease
No. Las Vegas, NV	Yellow Grease/Trap
Omaha, NE	Protein Blending
Quincy, FL	Hides
Russellville, KY	Rendering/Yellow Grease/Trap
San Diego, CA (1)	Trap
San Francisco, CA (1)	Rendering/Yellow Grease/Trap
Santa Ana, CA (1)	Trap
Sioux City, IA	Rendering/Yellow Grease
Smyrna, GA	Trap
Starke, FL	Rendering/Yellow Grease/Trap
Tacoma, WA (1)	Rendering/Yellow Grease/Trap
Tampa, FL	Rendering/Yellow Grease/Trap
Turlock, CA	Rendering/Yellow Grease

Union City, TN	Rendering/Yellow Grease
Wahoo, NE	Rendering/Yellow Grease
Wichita, KS	Rendering/Yellow Grease/Trap
Bakery Feed Segment	
Albertville, AL (1)	Bakery Feed
Butler, KY (1)	Bakery Feed
Doswell, VA	Bakery Feed/Yellow Grease
Henderson, KY (1)	Bakery Feed
Honey Brook, PA	Bakery Feed
Marshville, NC	Bakery Feed/Yellow Grease
Memphis, TN (1)	Bakery Feed
North Baltimore, OH	Bakery Feed
Watts, OK (1)	Bakery Feed/Yellow Grease

(1) Property is leased. Rent expense for these leased properties was $1.3 million in the aggregate in fiscal 2012.

Substantially all assets of the Company, including real property, are either pledged or mortgaged as collateral for borrowings under the Company's Senior Secured Credit Facilities.

ITEM 3. LEGAL PROCEEDINGS

The Company is a party to several lawsuits, claims and loss contingencies arising in the ordinary course of its business, including assertions by certain regulatory and governmental agencies related to permitting requirements and air, wastewater and storm water discharges from the Company's processing facilities.

The Company's workers compensation, auto and general liability policies contain significant deductibles or self-insured retentions. The Company estimates and accrues its expected ultimate claim costs related to accidents occurring during each fiscal year and carries this accrual as a reserve until these claims are paid by the Company.

As a result of the matters discussed above, the Company has established loss reserves for insurance, environmental and litigation matters. At December 29, 2012 and December 31, 2011, the reserves for insurance, environmental and litigation contingencies reflected on the balance sheet in accrued expenses and other non-current liabilities were approximately $37.0 million and $38.0 million, respectively. The Company has insurance recovery receivables of approximately $9.3 million and $9.6 million, respectively, related to these liabilities, as of December 29, 2012 and December 31, 2011. The Company's management believes these reserves for contingencies are reasonable and sufficient based upon present governmental regulations and information currently available to management; however, there can be no assurance that final costs related to these matters will not exceed current estimates. The Company believes that the likelihood is remote that any additional liability from these lawsuits and claims that may not be covered by insurance would have a material effect on the financial statements.

Lower Passaic River Area. The Company has been named as a third party defendant in a lawsuit pending in the Superior Court of New Jersey, Essex County, styled *New Jersey Department of Environmental Protection, The Commissioner of the New Jersey Department of Environmental Protection Agency and the Administrator of the New Jersey Spill Compensation Fund, as Plaintiffs, vs. Occidental Chemical Corporation, Tierra Solutions, Inc., Maxus Energy Corporation, Repsol YPF, S.A., YPF, S.A., YPF Holdings, Inc., and CLH Holdings, as Defendants* (Docket No. L-009868-05) (the "Tierra/Maxus Litigation"). In the Tierra/ Maxus Litigation, which was filed on December 13, 2005, the plaintiffs seek to recover from the defendants past and future cleanup and removal costs, as well as unspecified economic damages, punitive damages, penalties and a variety of other forms of relief, purportedly arising from the alleged discharges into the Passaic River of a particular type of dioxin and other unspecified hazardous substances. The damages being sought by the plaintiffs from the defendants are likely to be substantial. On February 4, 2009, two of the defendants, Tierra Solutions, Inc. ("Tierra") and Maxus Energy Corporation ("Maxus"), filed a third party complaint against over 300 entities, including the Company, seeking to recover all or a proportionate share of cleanup and removal costs, damages or other loss or harm, if any, for which Tierra or Maxus may be held liable in the Tierra/Maxus Litigation. Tierra and Maxus allege that Standard Tallow Company, an entity that the Company acquired in 1996, contributed to the discharge of the hazardous substances that are the subject of this case while operating a former plant site located in Newark, New Jersey. The Company is investigating these allegations, has entered into a joint defense agreement with many of the other third-party defendants and intends to defend itself vigorously. All previously scheduled discovery and trial dates in the case have been stayed pending settlement discussions amongst the parties. Additionally, in December 2009, the Company, along with numerous other entities, received notice from the United States Environmental Protection Agency (EPA) that the Company (as successor-in-interest to

Standard Tallow Company) is considered a potentially responsible party with respect to alleged contamination in the lower Passaic River area which is part of the Diamond Alkali Superfund Site located in Newark, New Jersey. In the letter, EPA requested that the Company join a group of other parties in funding a remedial investigation and feasibility study at the site. As of the date of this report, the Company has not agreed to participate in the funding group. The Company's ultimate liability for investigatory costs, remedial costs and/or natural resource damages in connection with the lower Passaic River area cannot be determined at this time; however, as of the date of this report, there is nothing that leads the Company to believe that these matters will have a material effect on the Company's financial position or results of operation.

Fresno Facility Permit Issue. The Company has been named as a defendant and a real party in interest in a lawsuit filed on April 9, 2012 in the Superior Court of the State of California, Fresno County, styled *Concerned Citizens of West Fresno vs. The City of Fresno and Darling International Inc.* In the complaint, which was subsequently amended on January 31, 2013, the plaintiff alleges that the City of Fresno has failed to enforce its own zoning ordinances and permitting requirements and engaged in a number of discriminatory practices against the citizens of West Fresno. In addition, the complaint alleges that the Company's Fresno facility is operating without a proper use permit and constitutes a continuing private and public nuisance. In the complaint the plaintiff seeks, among other things, injunctive relief. Rendering operations have been conducted on the site since 1955, and the Company believes that it possesses all of the required federal, state and local permits to continue to operate the facility in the manner currently conducted and that its operations do not constitute a private or public nuisance. Accordingly, the Company intends to defend itself vigorously in this matter. Discovery has begun and this matter is currently scheduled for trial in February 2014. While management cannot predict the ultimate outcome of this matter, management does not believe the outcome will have a material effect on the Company's financial condition or results of operations.

The Company is engaged in other legal proceedings from time to time. The proceedings described above and such other proceedings can be complex and take many months, or even years, to reach resolution, with the final outcome being dependent upon a number of variables, some of which are not within the control of the Company. Therefore, although the Company will vigorously defend itself in each of the described actions, the ultimate resolution and potential financial impact on the Company is uncertain.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common stock is traded on the New York Stock Exchange ("NYSE") under the symbol "DAR". The following table sets forth, for the quarters indicated, the high and low closing sales prices per share for the Company's common stock as reported on the NYSE.

Fiscal Quarter	Market Price High	Market Price Low
2012:		
First Quarter	$ 17.90	$ 13.27
Second Quarter	$ 17.63	$ 13.94
Third Quarter	$ 18.43	$ 16.05
Fourth Quarter	$ 18.50	$ 15.22
2011:		
First Quarter	$ 15.89	$ 12.09
Second Quarter	$ 19.15	$ 14.76
Third Quarter	$ 18.51	$ 12.59
Fourth Quarter	$ 14.75	$ 11.69

On February 20, 2013, the closing sales price of the Company's common stock on the NYSE was $16.87. The Company has been notified by its stock transfer agent that as of February 20, 2013, there were 122 holders of record of the common stock.

The Company has not paid any dividends on its common stock since January 3, 1989 and does not expect to pay cash dividends in 2013. The agreements underlying the Company's Senior Secured Credit Facilities and Senior Unsecured Notes permit the Company to pay cash dividends on its common stock within limitations defined in such agreements. Any future determination to pay cash dividends on the Company's common stock will be at the discretion of the Company's board of directors and will be based upon the Company's financial condition, operating results, capital requirements, plans for expansion, restrictions imposed by any financing arrangements, and any other factors that the board of directors determines are relevant.

Set forth below is a line graph comparing the change in the cumulative total stockholder return on the Company's common stock with the cumulative total return of the Russell 2000 Index, the Dow Jones US Waste and Disposal Service Index, and the CS-Agribusiness Index for the period from December 29, 2007 to December 29, 2012, assuming the investment of $100 on December 29, 2007 and the reinvestment of dividends.

The stock price performance shown on the following graph only reflects the change in the Company's stock price relative to the noted indices and is not necessarily indicative of future price performance.


150
140
130
120
110
100
90
80
70
60
50
40
30
20
10
0
134.52
132.93
125.41
125.66
125.35
117.09
113.60
113.69
115.80
112.03
105.59
100.00
93.98
100.95
106.02
101.60
81.33
83.98
71.69
66.56
50.73
DAR
DJPOL
RUSS 2K
CSFB AGRI
December 29, 2007
January 3, 2009
January 2, 2010
January 1, 2011
December 31, 2011
December 29, 2012

EQUITY COMPENSATION PLANS

The following table sets forth certain information as of December 29, 2012, with respect to the Company's equity compensation plans (including individual compensation arrangements) under which the Company's equity securities are authorized for issuance, aggregated by i) all compensation plans previously approved by the Company's security holders, and ii) all compensation plans not previously approved by the Company's security holders. The table includes:

- the number of securities to be issued upon the exercise of outstanding options and granted non-vested stock;
- the weighted-average exercise price of the outstanding options and granted non-vested stock; and
- the number of securities that remain available for future issuance under the plans.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights		(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	899,284	(1)	$7.93	11,016,544
Equity compensation plans not approved by security holders	–		–	–
Total	899,284		$7.93	11,016,544

(1) Includes shares underlying options that have been issued and granted non-vested stock pursuant to the Company's 2012 Omnibus Incentive Plan (the "2012 Plan") as approved by the Company's stockholders. See Note 13 of Notes to Consolidated Financial Statements for information regarding the material features of the 2012 Plan.

ITEM 6. SELECTED FINANCIAL DATA

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table presents selected consolidated historical financial data for the periods indicated. The selected historical consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company for the three years ended December 29, 2012, December 31, 2011, and January 1, 2011, and the related notes thereto.

	Fiscal 2012 Fifty-two Weeks Ended December 29, 2012 (l)	Fiscal 2011 Fifty-two Weeks Ended December 31, 2011	Fiscal 2010 Fifty-two Weeks Ended January 1, 2011 (k)	Fiscal 2009 Fifty-two Weeks Ended January 2, 2010 (j)	Fiscal 2008 Fifty-three Weeks Ended January 3, 2009 (i)
	(dollars in thousands, except per share data)				
Statement of Operations Data:					
Net sales	$ 1,701,429	$ 1,797,249	$ 724,909	$ 597,806	$ 807,492
Cost of sales and operating expenses (a)	1,232,604	1,268,221	531,699	439,817	614,567
Selling, general and administrative expenses	151,713	136,135	68,042	61,062	59,761
Depreciation and amortization	85,371	78,909	31,908	25,226	24,433
Acquisition costs	—	—	10,798	468	—
Goodwill impairment (b)	—	—	—	—	15,914
Operating income	231,741	313,984	82,462	71,233	92,817
Interest expense (c)	24,054	37,163	8,737	3,105	3,018
Other (income)/expense, net (a), (d), (e), (f)	(1,760)	2,955	3,382	1,249	(117)
Equity in net loss of unconsolidated subsidiary	2,662	1,572	—	—	—
Income from continuing operations before income taxes	206,785	272,294	70,343	66,879	89,916
Income tax expense	76,015	102,876	26,100	25,089	35,354
Net Income	**$ 130,770**	**$ 169,418**	**$ 44,243**	**$ 41,790**	**$ 54,562**
Basic earnings per common share	$ 1.11	$ 1.47	$ 0.53	$ 0.51	$ 0.67
Diluted earnings per common share	$ 1.11	$ 1.47	$ 0.53	$ 0.51	$ 0.66
Weighted average shares outstanding	117,592	114,924	82,854	82,142	81,685
Diluted weighted average shares outstanding	118,089	115,525	83,243	82,475	82,246
Other Financial Data:					
Adjusted EBITDA (a), (g)	$ 317,112	$ 392,893	$ 114,370	$ 96,459	$ 133,164
Depreciation	57,305	50,891	26,328	21,398	19,266
Amortization	28,066	28,018	5,580	3,828	5,167
Capital expenditures (h)	115,413	60,153	24,720	23,638	31,006
Balance Sheet Data:					
Working capital	$ 158,578	$ 92,423	$ 30,756	$ 75,100	$ 67,446
Total assets	1,552,416	1,417,030	1,382,258	426,171	394,375
Current portion of long-term debt	82	10	3,009	5,009	5,000
Total long-term debt less current portion	250,142	280,020	707,030	27,539	32,500
Stockholders' equity	1,062,436	920,375	464,296	284,877	236,578

(a) Fiscal 2011 through fiscal 2008 includes certain prior year immaterial amounts that have been reclassified to conform to fiscal 2012 presentation.

(b) Includes a goodwill impairment charge of $15.9 million in the fourth quarter of fiscal 2008.

(c) Included in interest expense for fiscal 2010 is approximately $3.1 million for bank financing fees paid as a result of the acquisition of Griffin and in fiscal 2011 includes the write-off of approximately $4.9 million in deferred loan costs from payments on the term loan portion of the Company's Secured Credit Facilities. Additionally, fiscal 2012 includes the write-off of approximately $0.7 million in deferred loan costs as a result of the final payoff on the term loan portion of the Company's Secured Credit Facilities.

(d) Included in other (income)/expense in fiscal 2010 is a write-off of deferred loan costs of approximately $0.9 million for the early termination of a previous senior credit agreement.

(e) Included in other (income)/expense in fiscal 2010 is a write-off of property for fire and casualty losses of approximately $1.0 million for losses incurred in plant fires at two plant locations.

(f) Included in other (income)/expense in fiscal 2012 are gain contingencies from insurance proceeds from fiscal 2012 and fiscal 2010 fire and casualty losses of approximately $4.7 million.

(g) Adjusted EBITDA is presented here not as an alternative to net income, but rather as a measure of the Company's operating performance and is not intended to be a presentation in accordance with U.S. generally accepted accounting principles ("GAAP"). Since EBITDA is not calculated identically by all companies, the presentation in this report may not be comparable to those disclosed by other companies. Adjusted EBITDA is calculated below and represents, for any relevant period, net income/(loss) plus depreciation and amortization, goodwill and long-lived asset impairment, interest expense, (income)/loss from discontinued operations, net of tax, income tax provision, other income/(expense) and equity in net loss of unconsolidated subsidiary. The Company believes adjusted EBITDA is a useful measure for investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the Company's industry. In addition, management believes that adjusted EBITDA is useful in evaluating the Company's operating performance compared to that of other companies in its industry because the calculation of adjusted EBITDA generally eliminates the effects of financing, income taxes and certain non-cash and other items that may vary for different companies for reasons unrelated to overall operating performance. As a result, the Company's management uses adjusted EBITDA as a measure to evaluate performance and for other discretionary purposes. However, adjusted EBITDA is not a recognized measurement under GAAP, should not be considered as an alternative to net income as a measure of operating results or to cash flow as a measure of liquidity, and is not intended to be a presentation in accordance with GAAP. Also, since adjusted EBITDA is not calculated identically by all companies, the presentation in this report may not be comparable to those disclosed by other companies. In addition to the foregoing, management also uses or will use adjusted EBITDA to measure compliance with certain financial covenants under the Company's Senior Secured Credit Facilities and Senior Unsecured Notes. The amounts shown below for adjusted EBITDA differ from the amounts calculated under similarly titled definitions in the Company's Senior Secured Credit Facilities and Senior Unsecured Notes, as those definitions permit further adjustments to reflect certain other non-cash charges.

Reconciliation of Net Income to Adjusted EBITDA

(dollars in thousands)	December 29, 2012	December 31, 2011	January 1, 2011	January 2, 2010	January 3, 2009
Net income	**$ 130,770**	**$ 169,418**	**$ 44,243**	**$ 41,790**	**$ 54,562**
Depreciation and amortization	85,371	78,909	31,908	25,226	24,433
Goodwill impairment	—	—	—	—	15,914
Interest expense	24,054	37,163	8,737	3,105	3,018
Income tax expense	76,015	102,876	26,100	25,089	35,354
Other, net	(1,760)	2,955	3,382	1,249	(117)
Equity in net loss of unconsolidated subsidiary	2,662	1,572	—	—	—
Adjusted EBITDA	**$ 317,112**	**$ 392,893**	**$ 114,370**	**$ 96,459**	**$ 133,164**

(h) Excludes the capital assets acquired as part of the RVO BioPur, LLC acquisition in fiscal 2012 of approximately $0.6 million. Also, excludes the capital assets acquired as part of the Merger of Griffin and from Nebraska By-Products, Inc. of approximately $243.7 million in fiscal 2010 and excludes the capital assets acquired in fiscal 2008 from API Recycling's used cooking oil collection business of $3.4 million. Finally, also excludes the capital assets acquired in fiscal 2009 from Boca Industries, Inc. and Sanimax USA, Inc. of approximately $8.0 million.

(i) Subsequent to the date of acquisition, fiscal 2008 includes 19 weeks of contribution from the API Recycling used cooking oil collection business.

(j) Subsequent to the date of acquisition, fiscal 2009 includes 45 weeks of contribution from the acquired assets of Boca Industries, Inc. and does not include any contribution from assets acquired from Sanimax USA, Inc. as the acquisition occurred on December 31, 2009.

(k) Subsequent to the date of acquisition, fiscal 2010 includes 2 weeks of contribution from the Griffin assets and 31 weeks of contribution from the assets of Nebraska By-Products, Inc.

(l) Subsequent to the date of acquisition, fiscal 2012 includes 29 weeks of contribution from the RVO BioPur, LLC assets.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth below under the heading "Forward Looking Statements" and elsewhere in this report, and in Item 1A of this report under the heading "Risk Factors."

The following discussion should be read in conjunction with the historical consolidated financial statements and notes thereto included in Item 8. During fiscal 2010, the Company was organized into two operating business segments, Rendering and Restaurant Services. Effective January 2, 2011, as a result of the acquisition of Griffin (as further described below), the Company's business operations were reorganized into two new segments, Rendering and Bakery, in order to better align its business with the underlying markets and customers that the Company serves. All historical periods have been restated for the changes to the segment reporting structure. Comparative segment revenues and related financial information are discussed herein and are presented in Note 20 to the Consolidated Financial Statements.

Overview

The Company is a leading provider of rendering, used cooking oil and bakery residual recycling and recovery solutions to the nation's food industry. The Company collects and recycles animal by-products, bakery residual and used cooking oil from poultry and meat processors, commercial bakeries, grocery stores, butcher shops, and food service establishments and provides grease trap cleaning services to many of the same establishments. On December 17, 2010, Darling completed its acquisition of Griffin pursuant to the Merger Agreement, by and among Darling, Griffin and Robert A. Griffin, as the Griffin shareholders' representative. Griffin survived the Merger as a wholly-owned subsidiary of Darling. The Company operates over 120 processing and transfer facilities located throughout the United States to process raw materials into finished products such as protein (primarily meat and bone meal, ("MBM") and poultry meal ("PM")), hides, fats (primarily bleachable fancy tallow ("BFT"), poultry grease ("PG") and yellow grease ("YG")), and bakery by-product ("BBP") as well as a range of branded and value-added products. The Company sells these products domestically and internationally, primarily to producers of animal feed, pet food, fertilizer, bio-fuels and other consumer and industrial ingredients, including oleo-chemicals, soaps and leather goods for use as ingredients in their products or for further processing. All of the Company's finished products are commodities and are priced relative to competing commodities, primarily inedible corn, soybean oil, inedible corn oil and soybean meal. Finished product prices will track as to nutritional and industry value to the ultimate customer's use of the product. The Company's fiscal 2012 and fiscal 2011 business and operations include 52 weeks of contribution from the assets acquired in the Griffin Transaction as compared to 2 weeks of contribution from these assets in fiscal 2010. For additional information on the Company's business, see Item 1, "Business," and for additional information on the Company's segments, see Note 20 of Notes to Consolidated Financial Statements.

Fiscal 2012 was once again a strong year for the Company. Earnings performance was modestly weaker than fiscal 2011, but the Company still achieved the second best year in its 130 year history. Lower finished product prices for the Company's industry were the primary driver. Historically finished product markets continued on the high end of the range and the Company saw the global feed grains and oilseed markets touch record highs; however, the Company's finished products became discounted versus their traditional and historical relationships. Aiding these discounts were increased slaughter weights, additional volumes of inedible corn oil from the ethanol industry, a continued slowness of MBM exports to Indonesia and the reluctance of Europe to allow used cooking oil imports in a meaningful manner. Overall, raw material volumes for fat and bone for fiscal 2012 was about the same as fiscal 2011, and the Company's raw material volumes from restaurants and bakeries were down. The Company's restaurant service benefited as the U.S. economy improved and eating out normalized, however the used cooking oil margins were challenged due to competition for raw material and other competing fats. Energy costs for natural gas and diesel fuel were favorable in fiscal 2012 as compared to fiscal 2011. Overall operating costs were effectively managed and a strong capital improvement program was deployed.

The bakery business segment made a solid contribution during fiscal 2012. Input volumes were sluggish during the first half of the year, but returned to historical and anticipated levels by June. Cookie Meal® prices improved and tracked with the rising price of corn, which ultimately drove bakery segment earnings.

Operating income of $231.7 million decreased by $82.3 million in fiscal 2012 compared to fiscal 2011. The continuing challenges faced by the Company as discussed below, indicate there can be no assurance that operating results achieved by the Company in fiscal 2012 are indicative of future operating performance of the Company.

Summary of Critical Issues Faced by the Company during Fiscal 2012

- Lower finished product prices for California MBM, BFT, PG and YG as compared to fiscal 2011 is a sign of decreased demand due to a slowdown in the domestic and international markets. These lower prices were partially offset by an overall increase in average MBM (Illinois), PM (both feed grade and pet food) and corn prices which are used to price BBP. Overall, finished product prices were unfavorable to the Company's sales revenue, but this unfavorable result was partially offset by the reduction in raw material cost, due to the Company's formula pricing arrangements with raw material suppliers, which index raw material cost to the prices of finished product derived from the raw material. The financial impact of finished goods prices on sales revenue and raw material cost is summarized below in Results of Operations. Comparative sales price information from the Jacobsen Index, an established trading exchange publisher (the "Jacobsen") used by management to monitor performance, is provided below in Summary of Key Indicators.

- The Company collected lower raw material volumes in fiscal 2012 as compared to fiscal 2011 due to overall weaker slaughter and processor rates as a result of economic conditions in the animal processing industry. If the reduction in slaughter and processor rates continues or accelerates, there could be a negative impact on the Company's ability to obtain raw materials for the Company's operations.

- Energy prices for natural gas and diesel fuel declined during fiscal 2012 as compared to fiscal 2011. The financial impact of energy costs is summarized below in Results of Operations.

Summary of Critical Issues and Known Trends Faced by the Company in Fiscal 2013 and Thereafter

Critical Issues and Challenges

- The impact of the 2012 summer drought in the Midwest and other parts of the United States resulted in a significant decline in 2012 crop production. Prices of grains and grain products during fiscal 2012 increased to near historical highs. While price increases of these grains and ingredients may be favorable for the selling price of the Company's finished products in the short term, the severity of these price increases could be detrimental to the future production economics of meat and poultry. A decrease in production by the meat and poultry processors as a result of these economic conditions could have a negative impact on the availability, quantity and quality of raw materials available to the Company in the future.

- During the second quarter of fiscal 2012, Indonesia closed its markets to MBM derived from U.S. beef in response to a new, single case of BSE, and those markets remain closed as of the filing date of this Report. If the Indonesia market continues to remain closed, there could be a continuing impact on the Company's West Coast MBM market which could have a negative impact on the Company's earnings in future periods.

- Finished product prices for MBM in California and BFT, PG and YG commodities have decreased during fiscal 2012 as compared to the same period of fiscal 2011. No assurance can be given that this decrease in commodity prices for various fats and certain regional proteins will not continue in the future, as commodity prices are volatile by their nature. A further decrease in commodity prices could have a significant impact on the Company's earnings for fiscal 2013 and into future periods.

- The Company collected lower raw material volumes in fiscal 2012 as compared to fiscal 2011 due to overall weaker slaughter and processor rates as a result of economic conditions in the animal processing industry. If this reduction continues or accelerates, there could be a negative impact on the Company's ability to obtain raw materials for the Company's operations in the future.

- The Company consumes significant volumes of natural gas to operate boilers in its plants, which generate steam to heat raw material. Natural gas represents a significant component of factory cost included in cost of sales. The Company also consumes significant volumes of diesel fuel to operate its fleet of tractors and trucks used to collect raw material. Diesel fuel represents a significant component of collection costs included in cost of sales. Lower natural gas and diesel fuel prices were realized during fiscal 2012 as compared to fiscal 2011. These prices can be volatile and there can be no assurance that these prices will not increase in the near future, thereby representing an ongoing challenge to the Company's operating results for future periods. A material increase in energy prices for natural gas and/or diesel fuel over a sustained period of time could materially adversely affect the Company's business, financial condition and results of operations.

Worldwide Government Energy and Trade Policies

- As previously noted, prices for the Company's finished products may be impacted by worldwide government policies relating to renewable fuels and greenhouse gas emissions, and programs such as RFS2 and tax credits for bio-fuels both in the U.S. and abroad may positively impact the demand for the Company's finished products. See the risk factor entitled "The Company's business may be affected by energy and trade policies of U.S. and foreign governments," on page 14, for more information regarding RFS2 and how changes to these worldwide government policies could have a negative impact on the Company's business and results of operations.

- The Company's exports are subject to the imposition of tariffs, quotas, trade barriers and other trade protection measures imposed by foreign countries regarding the import of the Company's MBM, BFT and YG. General economic and political conditions as well as the closing of borders by foreign countries to the import of the Company's products due to animal disease or other perceived health or safety issues impact the Company. As a result trade policies of both U.S and foreign countries could have a negative impact on the Company's business and results of operations.

Other Food Safety and Regulatory Issues

- Effective August 1997, the FDA promulgated the BSE Feed Rule prohibiting the use of mammalian proteins, with some exceptions, in feeds for cattle, sheep and other ruminant animals. The intent of this rule is to prevent the spread of BSE, commonly referred to as "mad cow disease." As previously noted, in October 2009 the FDA began enforcing the Enhanced BSE Rule and the Company made capital expenditures and implemented new processes and procedures to be compliant with the Enhanced BSE Rule at all of the Company's operations.

  Even though the export markets for U.S. beef rebounded to exceed pre-BSE levels and set records for volume in 2011 and value in 2012, most export markets remain closed to MBM derived from U.S. beef. Continued concern about BSE in the United States may result in additional regulatory and market related challenges that may affect the Company's operations or increase the Company's operating costs.

- With respect to human food, pet food and animal feed safety, the FDAAA was signed into law on September 27, 2007 as a result of Congressional concern for pet and livestock food safety, following the discovery in March 2007 of pet and livestock food that contained adulterated imported ingredients. As previously noted, the FDAAA establishes the Reportable Food Registry. The impact of the FDAAA and implementation of the Reportable Food Registry on the Company, if any, will not be clear until the FDA finalizes its RFR Draft Guidance and the Draft CPG, neither of which were finalized as of the date of this report. The Company believes that it has adequate procedures in place to assure that its finished products are safe to use in animal feed and pet food and the Company does not currently anticipate that the FDAAA will have a significant impact on the Company's operations or financial performance. Any pathogen, such as salmonella, that is correctly or incorrectly associated with the Company's finished products could have a negative impact on the demands for the Company's finished products.

  In addition, on January 4, 2011 the FSMA was enacted into law. As enacted, the FSMA gave the FDA new authorities, which became effective immediately. Included among these is mandatory recall authority for adulterated foods that are likely to cause serious adverse health consequences or death to humans or animals, if the responsible party fails to cease distribution and recall such adulterated foods voluntarily. As previously noted, the Company has followed the FSMA throughout its legislative history and implemented hazard prevention controls and other procedures that the Company believes will be needed to comply with the FSMA. Such rule-making could, among other things, require the Company to amend certain of the Company's other operational policies and procedures. While unforeseen issues and requirements may arise as the FDA promulgates the new regulations provided for by the FSMA, the Company does not anticipate that the costs of compliance with the FSMA will materially impact the Company's business or operations.

  See the risk factor entitled "The Company's business may be affected by the impact of BSE and other food safety issues," beginning on page 15, for more information about BSE, including the Enhanced BSE Rule, and other food safety issues and their potential effects on the Company, including the potential effects of additional government regulations, finished product export restrictions by foreign governments, market price fluctuations for finished goods, reduced demand for beef and beef products by consumers and increases in operating costs resulting from BSE-related concerns.

- The emergence of diseases such as Swine Flu and highly pathogenic strains of avian influenza, including Bird Flu, that are in or associated with animals and have the potential to also threaten humans has created concern that such diseases could spread and cause a global pandemic. The H5N1 strain has not been reported in North America. Outbreaks of the H7N3 strain, however, were reported on chicken farms in Mexico during 2012, in July and again in December. A new outbreak of the H7N3 virus on seven commercial chicken farms in Mexico was confirmed February 16, 2013, by Mexican animal health authorities. As of the date of this report, though, neither Bird Flu nor Swine Flu has been linked to a global disease pandemic among humans. Even though such a pandemic has not occurred, governments may be pressured to address these concerns and prohibit imports of animals, meat and animal by-products from countries or regions where the disease is detected. The occurrence of Swine Flu, Bird Flu or any other disease in the United States that is correctly or incorrectly linked to animals and has a negative impact on meat or poultry consumption or animal production could have a material negative impact on the volume of raw materials available to the Company or the demand for the Company's finished products

These challenges indicate there can be no assurance that fiscal 2012 operating results are indicative of future operating performance of the Company.

Results of Operations

Fifty-two Week Fiscal Year Ended December 29, 2012 ("Fiscal 2012") Compared to Fifty-two Week Fiscal Year Ended December 31, 2011 ("Fiscal 2011")

Summary of Key Factors Impacting Fiscal 2012 Results:

Principal factors that contributed to a $82.3 million decrease in operating income, which are discussed in greater detail in the following section, were:

- Decrease in finished product prices, net of reduced raw material cost,
- Decrease in raw material volumes,
- Increases in payroll and related benefit costs, and
- A prior year purchase contingency gain not re-occuring in the current year.

These decreases were partially offset by:

- Decrease in energy costs, primarily natural gas and diesel fuel, and
- Increase in yield.

Summary of Key Indicators of Fiscal 2012 Performance:

Principal indicators that management routinely monitors and compares to previous periods as an indicator of problems or improvements in operating results include:

- Finished product commodity prices,
- Raw material volume,
- Production volume and related yield of finished product,
- Energy prices for natural gas quoted on the NYMEX index and diesel fuel,
- Collection fees and collection operating expenses, and
- Factory operating expenses.

These indicators and their importance are discussed below in greater detail.

Finished Product Commodity Prices. Prices for finished product commodities that the Company produces are reported each business day on the Jacobsen, an established trading exchange price publisher. The Jacobsen reports industry sales from the prior day's activity by product. The Jacobsen includes reported prices for MBM, PM (both feed grade and pet food), BFT, PG and YG, which are end products of the Company's Rendering Segment. During the first quarter of Fiscal 2012, the Jacobsen stopped reporting BBP, which is the end product of the Company's Bakery Segment. As a result, the Company is reporting prices for corn, which is a substitute commodity for BBP. The Company regularly monitors Jacobsen reports on MBM, PM, BFT, PG, YG and corn because they provide a daily indication of the Company's revenue performance against business plan benchmarks. Although the Jacobsen provides one useful metric of performance, the Company's finished products are commodities that compete with other commodities such as corn, soybean oil, inedible corn oil, palm oils, soybean meal and heating oil on nutritional and functional values and therefore actual pricing for the Company's finished products, as well as competing products, can be quite volatile. In addition, the Jacobsen does not provide forward or future period pricing. The Jacobsen prices quoted below are for delivery of the finished product at a specified location. Although the Company's prices generally move in concert with reported Jacobsen prices, the Company's actual sales prices for its finished products may vary significantly from the Jacobsen because of delivery timing differences and because the Company's finished products are delivered to multiple locations in different geographic regions which utilize different price indexes. In addition, certain of the Company's premium branded finished products may also sell at prices that may be higher than the closest related product quoted by Jacobsen. During Fiscal 2012, the Company's actual sales prices by product trended with the reported Jacobsen prices. Average Jacobsen prices (at the specified delivery point) for Fiscal 2012, compared to average Jacobsen prices for Fiscal 2011 follow:

	Avg. Price Fiscal 2012	Avg. Price Fiscal 2011	Increase/ (Decrease)	% Increase/ (Decrease)
Rendering Segment:				
MBM (Illinois)	$405.58/ton	$354.84/ton	$ 50.74/ton	14.3%
MBM (California)	$356.02/ton	$360.32/ton	$ (4.30/ton)	(1.2)%
Feed Grade PM (Carolina)	$483.78/ton	$400.21/ton	$ 83.57/ton	20.9%
Pet Food PM (Southeast)	$713.76/ton	$637.30/ton	$ 76.46/ton	12.0%
BFT (Chicago)	$ 43.83/cwt	$ 49.58/cwt	$ (5.75/cwt)	(11.6)%
PG (Southeast)	$ 42.71/cwt	$ 45.94/cwt	$ (3.23/cwt)	(7.0)%
YG (Illinois)	$ 37.31/cwt	$ 43.19/cwt	$ (5.88/cwt)	(13.6)%
Bakery Segment:				
Corn (Illinois)	$7.21/bushel	$6.89/bushel	$ 0.32/bushel	4.6%

The overall decrease in average California MBM, BFT, PG, and YG prices of the finished products the Company sells had an unfavorable impact on revenue that was partially offset by an overall increase in average Illinois MBM, average PM (both feed grade and pet food) and corn prices and the reduction to the Company's raw material cost resulting from formula pricing arrangements, which compute raw material cost based upon the price of finished product.

During the fourth quarter of Fiscal 2012, the Company experienced a significant decline in most of its average commodity prices as compared to the third quarter of Fiscal 2012. The following table shows the average Jacobsen for the fourth quarter of Fiscal 2012 as compared to the average Jacobsen for the third quarter of Fiscal 2012.

	Avg. Price 4th Quarter 2012	Avg. Price 3rd Quarter 2012	Increase/ (Decrease)	% Increase/ (Decrease)
Rendering Segment:				
MBM (Illinois)	$417.76/ton	$461.10/ton	$ (43.34/ton)	(9.4)%
MBM (California)	$372.16/ton	$369.04/ton	$ 3.12/ton	0.8%
Feed Grade PM (Carolina)	$510.87/ton	$557.35/ton	$ (46.48/ton)	(8.3)%
Pet Food PM (Southeast)	$777.99/ton	$713.75/ton	$ 64.24/ton	9.0%
BFT (Chicago)	$ 36.78/cwt	$ 45.18/cwt	$ (8.40/cwt)	(18.6)%
PG (Southeast)	$ 37.52/cwt	$ 43.76/cwt	$ (6.24/cwt)	(14.3)%
YG (Illinois)	$ 32.87/cwt	$ 37.35/cwt	$ (4.48/cwt)	(12.0)%
Bakery Segment:				
Corn (Illinois)	$7.45/bushel	$8.19/bushel	$(0.74/bushel)	(9.0)%

Raw Material Volume. Raw material volume represents the quantity (pounds) of raw material collected from Rendering Segment suppliers, such as beef, poultry and pork processors, grocery stores, butcher shops and food service establishments, or in the case of the Bakery Segment, commercial bakeries. Raw material volumes from the Company's Rendering Segment suppliers provide an indication of the future production of MBM, PM (feed grade and pet food), BFT, PG and YG finished products while raw material volumes from the Company's Bakery Segment suppliers provide an indication of the future production of BBP finished products.

Production Volume and Related Yield of Finished Product. Finished product production volumes are the end result of the Company's production processes, and directly impact goods available for sale, and thus, become an important component of sales revenue. In addition, physical inventory turnover is impacted by both the availability of credit to the Company's customers and suppliers and reduced market demand which can lower finished product inventory values. Yield on production is a ratio of production volume (pounds), divided by raw material volume (pounds) and provides an indication of effectiveness of the Company's production process. Factors impacting yield on production include the quality of raw material and warm weather during summer months, which rapidly degrades raw material. The quantities of finished products produced varies depending on the mix of raw materials used in production. For example, raw material from cattle yields more fat and protein than raw material from pork or poultry. Accordingly, the mix of finished products produced by the Company can vary from quarter to quarter depending on the type of raw material being received by the Company. The Company cannot increase the production of protein or fat based on demand since the type of raw material available will dictate the yield of each finished product.

Energy Prices for Natural Gas Quoted on the NYMEX Index and Diesel Fuel. Natural gas and heating oil commodity prices are quoted each day on the NYMEX exchange for future months of delivery of natural gas and delivery of diesel fuel. The prices are important to the Company because natural gas and diesel fuel are major components of factory operating and collection costs and natural gas and diesel fuel prices are an indicator of achievement of the Company's business plan.

Collection Fees and Collection Operating Expense. The Company charges collection fees which are included in net sales. Each month the Company monitors both the collection fee charged to suppliers, which is included in net sales, and collection expense, which is included in cost of sales. The importance of monitoring collection fees and collection expense is that they provide an indication of achievement of the Company's business plan. Furthermore, management monitors collection fees and collection expense so that the Company can consider implementing measures to mitigate against unforeseen increases in these expenses.

Factory Operating Expenses. The Company incurs factory operating expenses which are included in cost of sales. Each month the Company monitors factory operating expense. The importance of monitoring factory operating expense is that it provides an indication of achievement of the Company's business plan. Furthermore, when unforeseen expense increases occur, the Company can consider implementing measures to mitigate such increases.

Net Sales. The Company collects and processes animal by-products (fat, bones and offal), including hides, bakery residual and used cooking oil to principally produce finished products of MBM, PM (feed grade and pet food), BFT, PG, YG, BBP and hides as well as a range of branded and value-added products. Sales are significantly affected by finished goods prices, quality and mix of raw material, and volume of raw material. Net sales include the sales of produced finished goods, collection fees, fees for grease trap services, and finished goods purchased for resale.

During Fiscal 2012, net sales were $1,701.4 million as compared to $1,797.2 million during Fiscal 2011. The Rendering Segments' operations processes animal by-products and used cooking oil into fats (primarily BFT, PG and YG), protein (primarily MBM and PM (feed grade and pet food)) and hides. Fat was approximately $809.7 million and $950.8 million of net sales for the year ended December 29, 2012 and December 31, 2011, respectively, and protein was approximately $496.2 million and $447.7 million of net sales for the year ended December 29, 2012 and December 31, 2011, respectively. The decrease in Rendering Segment sales of $95.2 million and the decrease in Bakery Segment sales of $0.6 million accounted for the $95.8 million decrease in sales. The decrease in net sales was primarily due to the following (in millions of dollars):

	Rendering	Bakery	Corporate	Total
Increase/(decrease) in finished product prices	$ (69.9)	$ 9.7	$ —	$ (60.2)
Decrease in raw material volume	(27.2)	(14.6)	—	(41.8)
Decrease in other sales	1.9	4.3	—	6.2
	$ (95.2)	$ (0.6)	$ —	$ (95.8)

Further detail regarding the $95.2 million decrease in sales in the Rendering Segment and the $0.6 million decrease in sales in the Bakery Segment is as follows:

Rendering

Finished Product Prices: Lower prices in the overall commodity market for soybean oil, inedible corn oil and palm oil which are competing fats to BFT and PG, negatively impacted the Company's finished product prices. In addition, a decrease in global demand for use of YG in bio-fuels negatively impacted the Company's finished product prices. The $69.9 million decrease in Rendering sales resulting from decreases in finished product prices is due to a market-wide decrease in California MBM, BFT, PG and YG prices, but was slightly offset by an increase in MBM (Illinois) and PM (both feed grade and pet food) prices for Fiscal 2012 as compared to Fiscal 2011. The market decreases were due to changes in supply/demand in both the domestic and export markets for commodity fats and protein meals, including MBM, BFT, PG and YG.

Raw Material Volume: Rendering volumes decreased Rendering sales by approximately $27.2 million, which is a result of weaker slaughter and processor rates as a result of economic conditions in the animal processing industry in Fiscal 2012 as compared to Fiscal 2011.

Other Sales: The $1.9 million increase in other Rendering Segment sales was primarily due to increased purchases of finished product for resale and an increase in yield that more than offset a decrease in collection fees and hide sales.

Bakery

Finished Product Prices: Higher prices in the commodity market for corn positively impacted the Company's BBP finished product prices by approximately $9.7 million.

Raw Material Volume: Lower Bakery volumes decreased Bakery sales by approximately $14.6 million, which is due to production cutbacks by the Company's commercial bakery suppliers.

Other Sales: The $4.3 million increase in other Bakery Segment sales is due to an increase in yields.

Cost of Sales and Operating Expenses. Cost of sales and operating expenses include the cost of raw material, the cost of product purchased for resale and the cost to collect raw material, which includes diesel fuel and processing costs including natural gas. The Company utilizes both fixed and formula pricing methods for the purchase of raw materials. Fixed prices are adjusted where possible for changes in competition. Significant changes in finished goods market conditions impact finished product inventory values, while raw materials purchased under formula prices are correlated with specific finished goods prices. Energy costs, particularly diesel fuel and natural gas, are significant components of the Company's cost structure. The Company has the ability to burn alternative fuels at a majority of its plants to help manage the Company's price exposure to volatile energy markets.

During Fiscal 2012, cost of sales and operating expenses were $1,232.6 million as compared to $1,268.2 million during Fiscal 2011. The decrease in Rendering Segment cost of sales and operating expenses of $38.4 million and the increase in Bakery Segment cost of sales and operating expenses of $1.5 million accounted for substantially all of the $35.6 million decrease in cost of sales and operating expenses. The decrease in cost of sales and operating expenses was primarily due to the following (in millions of dollars):

	Rendering	Bakery	Corporate	Total
Increase/(decrease) in raw material costs	$ (34.5)	$ 9.9	$ —	$ (24.6)
Decrease in raw material volume	(9.4)	(6.8)	—	(16.2)
Increase/(decrease) in other cost of sales	12.1	(1.2)	1.5	12.4
Decrease in energy costs, primarily natural gas and diesel fuel	(6.6)	(0.4)	(0.2)	(7.2)
	$ (38.4)	$ 1.5	$ 1.3	$ (35.6)

Further detail regarding the $38.4 million decrease in cost of sales and operating expenses in the Rendering Segment and the $1.5 million increase in Bakery Segment is as follows:

Rendering

Raw Material Costs: A portion of the Company's volume of raw material is acquired on a formula basis. Under a formula arrangement, the cost of raw material is tied to the finished product market for MBM, PM (both feed grade and pet food), BFT, PG and YG. Since finished product prices overall were lower in Fiscal 2012 as compared to the same period in Fiscal 2011, the raw material costs decreased $34.5 million.

Raw Material volume: Production cutbacks from packers and processors resulted in lower raw material available to be processed and formula pricing resulted in lower cost of sales of approximately $9.4 million. A portion of the Company's volume of raw material is acquired on a formula basis. Under a formula arrangement, the cost of raw material is tied to finished product markets.

Other Cost of Sales: The $12.1 million increase in other expense includes increases in purchase of finished product for resale and increases in payroll and related benefits.

Energy Costs: Both natural gas and diesel fuel are major components of factory and collection operating costs to the Rendering Segment. During Fiscal 2012, energy costs were lower and are reflected in the $6.6 million decrease due primarily to lower natural gas and diesel fuel costs as compared to the same period in Fiscal 2011.

Bakery

Raw Material Costs: The Company's Bakery raw material is acquired on a formula basis. Under these formula arrangements, the cost of raw material is tied to the market value of corn. Since finished product prices overall for corn were higher in Fiscal 2012 as compared to the same period in Fiscal 2011, the raw material cost increased approximately $9.9 million.

Raw Material Volume: Production cutbacks from the Company's suppliers resulted in lower raw material available to be processed and formula pricing resulted in a decrease to cost of sales of approximately $6.8 million.

Other Costs of Sales: The $1.2 million decrease in other cost of sales includes decreases in repairs and maintenance and other general reductions as a result of less raw material processed.

Energy Costs: Natural gas is a component of factory operating costs. During Fiscal 2012 natural gas costs were lower as compared to Fiscal 2011 and are reflected in the $0.4 million decrease in cost of sales.

Selling, General and Administrative Expenses. Selling, general and administrative expenses were $151.7 million during Fiscal 2012, a $15.6 million increase (11.5%) from $136.1 million during Fiscal 2011. Selling, general and administrative expenses increased primarily due to payroll and related expense increases and a Fiscal 2011 purchase accounting contingency gain that did not re-occur in Fiscal 2012. The increase in selling, general and administrative expenses is primarily due to the following (in millions of dollars):

	Rendering	Bakery	Corporate	Total
Payroll and related benefits expense	$ 5.4	$ 0.9	$ 5.9	$ 12.2
Increase from prior year purchase accounting contingency	3.1	0.7	—	3.8
Increase/(decrease) in other	0.2	(0.3)	(0.3)	(0.4)
	$ 8.7	$ 1.3	$ 5.6	$ 15.6

Depreciation and Amortization. Depreciation and amortization charges increased $6.5 million (8.2%) to $85.4 million during Fiscal 2012 as compared to $78.9 million during Fiscal 2011. The increase in depreciation and amortization is primarily due to a general increase in capital expenditures.

Interest Expense. Interest expense was $24.1 million during Fiscal 2012 compared to $37.2 million during Fiscal 2011, a decrease of $13.1 million, primarily due to a decrease in debt outstanding as a result of prior year and current year payoffs of the Company's revolver and term debt facilities, which includes a reduction in the amount of the Company's term loan facility deferred loan costs due to write-offs of approximately $0.7 million in Fiscal 2012 as compared to approximately $4.9 million in Fiscal 2011.

Other Income/Expense. Other income was $1.8 million in Fiscal 2012, as compared to other expense of $3.0 million in Fiscal 2011. This increase of $4.8 million is primarily due to insurance recovery proceeds on prior year and current year fire losses received in Fiscal 2012 and a decrease in other non-operating expenses that more than offset an increase in casualty loss from Hurricane Sandy.

Equity in Net Loss in Investment of Unconsolidated Subsidiary. Represents the Company's portion of the expenses of the Joint Venture with Valero in Fiscal 2012. In Fiscal 2012 the net loss was $2.7 million compared to $1.6 million in Fiscal 2011. The $1.1 million increase in net loss was due to an increase in non-capitalized expenses during construction.

Income Taxes. The Company recorded income tax expense of $76.0 million for Fiscal 2012, compared to income tax expense of $102.9 million recorded in Fiscal 2011, a decrease of $26.9 million, primarily due to a decrease in pre-tax earnings of the Company in Fiscal 2012. The effective tax rate for Fiscal 2012 and Fiscal 2011 is 36.8% and 37.8%, respectively. The difference from the federal statutory rate of 35% in Fiscal 2012 and Fiscal 2011 is primarily due to state taxes and the section 199 qualified domestic production deduction.

Results of Operations

Fifty-two Week Fiscal Year Ended December 31, 2011 ("Fiscal 2011") Compared to Fifty-two Week Fiscal Year Ended January 1, 2011 ("Fiscal 2010")

Certain Fiscal 2011 immaterial amounts have been reclassified to conform to the Fiscal 2012 presentation. These immaterial reclassifications changed the previously reported cost of sales and operating expense and other income/expense analysis below.

Summary of Key Factors Impacting Fiscal 2011 Results:

Principal factors that contributed to a $231.5 million increase in operating income, which are discussed in greater detail in the following section, were:

- Inclusion of a full 52 weeks of contribution from the acquisition of Griffin, and
- Improvements in finished product prices, offset by quality downgrades.

These factors which contributed to increases in operating income were partially offset by:

- Increase in raw material costs,
- Decrease in yield,
- Increases in payroll and incentive-related benefits, and
- Increase in energy costs primarily diesel fuel.

Summary of Key Indicators of Fiscal 2011 Performance:

Principal indicators that management routinely monitors and compares to previous periods as an indicator of problems or improvements in operating results include:

- Finished product commodity prices,
- Raw material volume,
- Production volume and related yield of finished product,
- Energy prices for natural gas quoted on the NYMEX index and diesel fuel,
- Collection fees and collection operating expenses, and
- Factory operating expenses.

These indicators and their importance are discussed below in greater detail.

Finished Product Commodity Prices. Prices for finished product commodities that the Company produces are reported each business day on the Jacobsen, an established trading exchange price publisher. The Jacobsen reports industry sales from the prior day's activity by product. The Jacobsen includes reported prices for MBM, PM (both feed grade and pet food), BFT, PG and YG, which are end products of the Company's Rendering Segment, as well as BBP, which is the end product of the Company's Bakery Segment. The Company regularly monitors Jacobsen reports on MBM, PM, BFT, PG, YG and BBP because they provide a daily indication of the Company's revenue performance against business plan benchmarks. Although the Jacobsen provides one useful metric of performance, the Company's finished products are commodities that compete with other commodities such as corn, soybean oil, palm oils, soybean meal and heating oil on nutritional and functional values and therefore actual pricing for the Company's finished products, as well as competing products, can be quite volatile. In addition, the Jacobsen does not provide forward or future period pricing. The Jacobsen prices quoted below are for delivery of the finished product at a specified location. Although the Company's prices generally move in concert with reported Jacobsen prices, the Company's actual sales prices for its finished products may vary significantly from the Jacobsen because of delivery timing differences and because the Company's finished products are delivered to multiple locations in different geographic regions which utilize different price indexes. In addition, certain of the Company's premium branded finished products may also sell at prices that may be higher than the closest related product quoted by Jacobsen. During Fiscal 2011, the Company's actual sales prices by product trended with the reported Jacobsen prices. Average Jacobsen prices (at the specified delivery point) for Fiscal 2011, compared to average Jacobsen prices for Fiscal 2010 follow:

	Avg. Price Fiscal 2011	Avg. Price Fiscal 2010	Increase/ (Decrease)	% Increase/ (Decrease)
Rendering Segment:				
MBM (Illinois)	$354.84/ton	$297.35/ton	$ 57.49/ton	19.3%
Feed Grade PM (Carolina)	$400.21/ton	$366.89/ton	$ 33.32/ton	9.1%
Pet Food PM (Southeast)	$637.30/ton	$606.55/ton	$ 30.75/ton	5.1%
BFT (Chicago)	$ 49.58/cwt	$ 33.43 /cwt	$ 16.15/cwt	48.3%
PG (Southeast)	$ 45.94/cwt	$ 29.01 /cwt	$ 16.93/cwt	58.4%
YG (Illinois)	$ 43.19/cwt	$ 26.89 /cwt	$ 16.30/cwt	60.6%
Bakery Segment:				
BBP (Chicago)	$236.89/ton	$143.57/ton	$ 93.32/ton	65.0%

The overall increase in average prices of the finished products the Company sells had a favorable impact on revenue that was partially offset by the negative impact to the Company's raw material cost resulting from formula pricing arrangements, which compute raw material cost based upon the price of finished product.

During the fourth quarter of Fiscal 2011, the Company experienced a significant decline in all of its average commodity prices as compared to the third quarter of Fiscal 2011 due to reduced export of feed stock, and a decrease in protein prices, due to soft protein meal demand domestically as a result of cut-backs by poultry producers. The following table shows the average Jacobsen for the fourth quarter of Fiscal 2011 as compared to the average Jacobsen for the third quarter of Fiscal 2011.

	Avg. Price 4th Quarter 2011	Avg. Price 3rd Quarter 2011	Decrease	% Decrease
Rendering Segment:				
MBM (Illinois)	$309.69/ton	$353.79/ton	$ (44.10/ton)	(12.5)%
Feed Grade PM (Carolina)	$364.42/ton	$436.86/ton	$ (72.44/ton)	(16.6)%
Pet Food PM (Southeast)	$610.57/ton	$658.59/ton	$ (48.02/ton)	(7.3)%
BFT (Chicago)	$ 46.40/cwt	$ 51.06/cwt	$ (4.66/cwt)	(9.1)%
PG (Southeast)	$ 41.98/cwt	$ 48.18/cwt	$ (6.20/cwt)	(12.9)%
YG (Illinois)	$ 38.69/cwt	$ 45.03/cwt	$ (6.34/cwt)	(14.1)%
Bakery Segment:				
BBP (Chicago)	$239.86/ton	$250.34/ton	$ (10.48/ton)	(4.2)%

Raw Material Volume. Raw material volume represents the quantity (pounds) of raw material collected from Rendering Segment suppliers, such as beef poultry and pork processors, grocery stores, butcher shops and food service establishments, or in the case of the Bakery Segment, commercial bakeries. Raw material volumes from the Company's Rendering Segment suppliers provide an indication of the future production of MBM, PM (feed grade and pet food), BFT, PG and YG finished products while raw material volumes from the Company's Bakery Segment suppliers provide an indication of the future production of BBP finished products.

Production Volume and Related Yield of Finished Product. Finished product production volumes are the end result of the Company's production processes, and directly impact goods available for sale, and thus, become an important component of sales revenue. In addition, physical inventory turnover is impacted by both the availability of credit to the Company's customers and suppliers and reduced market demand which can lower finished product inventory values. Yield on production is a ratio of production volume (pounds), divided by raw material volume (pounds) and provides an indication of effectiveness of the Company's production process. Factors impacting yield on production include quality of raw material and warm weather during summer months, which rapidly degrades raw material. The quantities of finished products produced varies depending on the mix of raw materials used in production. For example, raw material from cattle yields more fat and protein than raw material from pork or poultry. Accordingly, the mix of finished products produced by the Company can vary from quarter to quarter depending on the type of raw material being received by the Company. The Company cannot increase the production of protein or fat based on demand since the type of raw material available will dictate the yield of each finished product.

Energy Prices for Natural Gas Quoted on the NYMEX Index and Diesel Fuel. Natural gas and heating oil commodity prices are quoted each day on the NYMEX exchange for future months of delivery of natural gas and delivery of diesel fuel. The prices are important to the Company because natural gas and diesel fuel are major components of factory operating and collection costs and natural gas and diesel fuel prices are an indicator of achievement of the Company's business plan.

Collection Fees and Collection Operating Expense. The Company charges collection fees which are included in net sales. Each month the Company monitors both the collection fee charged to suppliers, which is included in net sales, and collection expense, which is included in cost of sales. The importance of monitoring collection fees and collection expense is that they provide an indication of achievement of the Company's business plan. Furthermore, management monitors collection fees and collection expense so that the Company can consider implementing measures to mitigate against unforeseen increases in these expenses.

Factory Operating Expenses. The Company incurs factory operating expenses which are included in cost of sales. Each month the Company monitors factory operating expense. The importance of monitoring factory operating expense is that it provides an indication of achievement of the Company's business plan. Furthermore, when unforeseen expense increases occur, the Company can consider implementing measures to mitigate such increases.

Net Sales. The Company collects and processes animal by-products (fat, bones and offal), including hides, bakery residual and used restaurant cooking oil to principally produce finished products of MBM, PM (feed grade and pet food), BFT, PG, YG, BBP and hides as well as a range of branded and value-added products. Sales are significantly affected by finished goods prices, quality and mix of raw material, and volume of raw material. Net sales include the sales of produced finished goods, collection fees, fees for grease trap services, and finished goods purchased for resale.

During Fiscal 2011, net sales were $1,797.2 million as compared to $724.9 million during Fiscal 2010. The Rendering Segments' operations processes animal by-products and used cooking -oil into fats (primarily BFT, PG and YG), protein (primarily MBM and PM (feed grade and pet food)) and hides. Fat is approximately $950.8 million and $399.1 million of net sales for the year ended December 31, 2011 and January 1, 2011, respectively, and protein is approximately $447.7 million and $243.5 million of net sales for the year ended December 31, 2011 and January 1, 2011, respectively. The increase in Rendering Segment sales of $786.5 million and the increase in Bakery Segment sales of $285.8 million accounted for the $1,072.3 million increase in sales. The increase in net sales was primarily due to the following (in millions of dollars):

	Rendering	Bakery	Corporate	Total
Increase in net sales due to acquisition of Griffin	$ 582.4	$ 285.8	$ —	$ 868.2
Increase in finished product prices	210.7	—	—	210.7
Increase in other sales	0.6	—	—	0.6
Decrease in yield	(7.2)	—	—	(7.2)
	$ 786.5	$ 285.8	$ —	$ 1,072.3

Further detail regarding the $786.5 million increase in sales in the Rendering Segment and the $285.8 million increase in sales in the Bakery Segment is as follows:

Rendering

Net Sales from Acquisition of Griffin: The Company's net sales have increased by $582.4 million in the Rendering Segment as a result of 52 weeks of contribution from the acquisition of Griffin as compared to two weeks of contribution in Fiscal 2010. Higher finished product prices for both fats and proteins contributed to strong net sales.

Finished Product Prices: Higher prices in the overall commodity market for corn, soybean oil and soybean meal, which are competing proteins and fats to MBM and BFT, positively impacted the Company's finished product prices. In addition an increase in global demand for use of YG in bio-fuels positively impacted the Company's finished product prices. The $210.7 million increase in Rendering sales resulting from increases in finished product prices is due to a market-wide increase in MBM, BFT and YG prices, but this increase was negatively impacted by extreme summer temperatures in the third quarter of Fiscal 2011 which affected raw material quality resulting in lower value protein production and discounting of finished fat. The market increases were due to changes in supply/demand in both the domestic and export markets for commodity fats and protein meals, including MBM, BFT and YG.

Other Sales: The $0.6 million increase in other Rendering Segment sales was primarily due to an increase in hide sales and an increase in purchases of finished product for resale that more than offset lower collection and processing fees and reductions in sales from the movement of raw material volumes from Darling plants to Griffin plants.

Yield: The raw material processed in Fiscal 2011 compared to the same period of Fiscal 2010 yielded less finished product for sale and decreased sales by $7.2 million. The decrease in the relative portion of cattle offal in the raw material collected during Fiscal 2011 impacted yields since cattle offal is a higher yielding material than pork and poultry offal.

Bakery

Net Sales from Acquisition of Griffin: The Bakery Segment was acquired in the Griffin Transaction and net sales have increased by $285.8 million as a result of 52 weeks of contribution in Fiscal 2011 as compared to two weeks of contribution in Fiscal 2010. High finished product prices for BBP contributed to strong net sales.

Cost of Sales and Operating Expenses. Cost of sales and operating expenses include the cost of raw material, the cost of product purchased for resale and the cost to collect raw material, which includes diesel fuel and processing costs including natural gas. The Company utilizes both fixed and formula pricing methods for the purchase of raw materials. Fixed prices are adjusted where possible for changes in competition. Significant changes in finished goods market conditions impact finished product inventory values, while raw materials purchased under formula prices are correlated with specific finished goods prices. Energy costs, particularly diesel fuel and natural gas, are significant components of the Company's cost structure. The Company has the ability to burn alternative fuels at a majority of its plants to help manage the Company's price exposure to volatile energy markets.

During Fiscal 2011, cost of sales and operating expenses were $1,268.2 million as compared to $531.7 million during Fiscal 2010. The increase in Rendering Segment cost of sales and operating expenses of $529.9 million and Bakery Segment cost of sales and operating expenses of $206.8 million accounted for substantially all of the $736.5 million increase in cost of sales and operating expenses. The increase in cost of sales and operating expenses was primarily due to the following (in millions of dollars):

	Rendering	Bakery	Corporate	Total
Increase in cost of sales and operating expense due to acquisition of Griffin	$ 375.2	$ 206.8	$ (0.2)	$ 581.8
Increase in raw material costs	139.6	—	—	139.6
Increase in other cost of sales	11.3	—	—	11.3
Increase in energy costs primarily diesel fuel	3.8	—	—	3.8
	$ 529.9	$ 206.8	$ (0.2)	$ 736.5

Further detail regarding the $529.9 million increase in cost of sales and operating expenses in the Rendering Segment and the $206.8 million increase in Bakery Segment is as follows:

Rendering

Cost of Sales and Operating Expenses from Acquisition of Griffin: The Company's cost of sales and operating expenses increased by $375.2 million in the Rendering Segment as a result of 52 weeks of contribution from the acquisition of Griffin as compared to two weeks of contribution in Fiscal 2010.

Raw Material Costs: A portion of the Company's volume of raw material is acquired on a formula basis. Under a formula arrangement, the cost of raw material is tied to the finished product market for MBM, BFT and YG. Since finished product prices were higher in Fiscal 2011 as compared to the same period in Fiscal 2010, the raw material costs increased $139.6 million.

Other Cost of Sales: The $11.3 million increase in other cost of sales includes increases in payroll and related benefits, increases in repairs and maintenance, increases in purchase of finished product for resale that were partially offset by reductions in costs from the movement of raw material volumes from Darling plants to Griffin plants.

Energy Costs: Both natural gas and diesel fuel are major components of collection and factory operating costs to the Rendering Segment. During Fiscal 2011, energy costs were higher and are reflected in the $3.8 million increase due primarily to increased diesel fuel costs as compared to the same period in Fiscal 2010.

Bakery

Cost of Sales and Operating Expenses from Acquisition of Griffin: The Company's cost of sales and operating expenses related to the Bakery Segment acquired in the Griffin Transaction increased $206.8 million as a result of 52 weeks of contribution from the acquisition of Griffin as compared to two weeks of contribution in Fiscal 2010.

Selling, General and Administrative Expenses. Selling, general and administrative expenses were $136.1 million during Fiscal 2011, a $68.1 million increase (100.1%) from $68.0 million during Fiscal 2010. Selling, general and administrative expenses increased due to 52 weeks of contribution from the acquisition of Griffin, payroll and related expense increases including incentive compensation primarily due to better operating results in Fiscal 2011 as compared to Fiscal 2010, an increase in other costs, which includes increases in consulting, legal and audit expenses all of which was partially offset by a decrease in expense as a result of a decrease in the fair value of a purchase accounting contingency from the Griffin acquisition. The increase in selling, general and administrative expenses is primarily due to the following (in millions of dollars):

	Rendering	Bakery	Corporate	Total
Increases in selling, general and administrative expense from 52 weeks of contribution related to Griffin	$ 27.5	$ 9.9	$ 21.9	$ 59.3
Increase/(decrease) in other	(0.7)	0.7	7.6	7.6
Payroll and related benefits expense	(1.6)	—	6.6	5.0
Decrease in purchase accounting contingency	(3.1)	(0.7)	—	(3.8)
	$ 22.1	$ 9.9	$ 36.1	$ 68.1

Depreciation and Amortization. Depreciation and amortization charges increased $47.0 million (147.3%) to $78.9 million during Fiscal 2011 as compared to $31.9 million during Fiscal 2010. The increase in depreciation and amortization is primarily due to the acquisition of Griffin in Fiscal 2010.

Acquisition Costs. Acquisition costs were $10.8 million during Fiscal 2010, which were primarily due to the Griffin Transaction as compared to no acquisition activity in Fiscal 2011.

Interest Expense. Interest expense was $37.2 million during Fiscal 2011 compared to $8.7 million during Fiscal 2010, an increase of $28.5 million, primarily due to an increase in debt outstanding as a result of the Griffin acquisition in December 2010. In addition the current year includes a write-off of a portion of the Company's term loan facility's deferred loan costs of approximately $4.9 million relating to the extinguishment of a majority of the term loan facility in Fiscal 2011 as compared to bank fees paid in association with an unutilized and expired bridge finance facility of $3.1 million in Fiscal 2010.

Other Income/Expense. Other expense was $3.0 million in Fiscal 2011, a $0.4 million increase from $3.4 million in Fiscal 2010. The increase in other expense is primarily due to an increase in bank service fees that more than offset the decrease in costs incurred in the prior year from losses reported as a result of fires at two plant locations and the write-off of deferred loan costs due to the termination of the previous credit agreement.

Equity in Net Loss in Investment of Unconsolidated Subsidiary. Represents the Company's portion of the expenses of the Joint Venture with Valero in Fiscal 2011. The Joint Venture losses are primarily from the write-off of capitalized loan costs relating to loan discussions with the U.S. Department of Energy that were terminated in favor of another loan agreement by the Joint Venture.

Income Taxes. The Company recorded income tax expense of $102.9 million for Fiscal 2011, compared to income tax expense of $26.1 million recorded in Fiscal 2010, an increase of $76.8 million, primarily due to an increase in pre-tax earnings of the Company in Fiscal 2011. The effective tax rate for Fiscal 2011 and Fiscal 2010 is 37.8% and 37.1%, respectively. The difference from the federal statutory rate of 35% in Fiscal 2011 and Fiscal 2010 is primarily due to state taxes and the section 199 qualified domestic production deduction.

FINANCING, LIQUIDITY, AND CAPITAL RESOURCES

Senior Secured Credit Facilities. On December 17, 2010, the Company entered into a $625 million credit agreement (the "Credit Agreement") in connection with the Griffin Transaction, consisting of a five-year senior secured revolving loan facility and a six-year senior secured term loan facility. On March 25, 2011, the Company amended its Credit Agreement to increase the aggregate available principal amount under the revolving loan facility from $325.0 million to $415.0 million (approximately $75.0 million of which will be available for a letter of credit sub-facility and $15.0 million of which will be available for a swingline sub-facility) and to add additional stepdowns to the pricing grid providing lower spread margins to the applicable base or libor rate under the Credit Agreement based on defined leverage ratio levels. The principal components of the Credit Agreement consist of the following:

- As of December 29, 2012, the Company had availability of $384.9 million under the revolving loan facility, taking into account no outstanding borrowings and letters of credit issued of $30.1 million.

- As of December 29, 2012, the Company had repaid all of the original $300.0 million term loan facility issued under the Credit Agreement. The amounts that have been repaid on the term loan may not be reborrowed.

- The obligations under the Company's Credit Agreement are guaranteed by Darling National, Griffin, and its subsidiary, Craig Protein Division, Inc., and are secured by substantially all of the property of the Company.

Senior Notes. On December 17, 2010, Darling issued $250.0 million in aggregate principal amount of its 8.5% Senior Notes due 2018 (the "Notes") under an indenture with U.S. Bank National Association, as trustee. The Company will pay 8.5% annual cash interest on the Notes on June 15 and December 15 of each year, commencing June 15, 2011. Other than for extraordinary events such as change of control and defined assets sales, the Company is not required to make any mandatory redemption or sinking fund payments on the Notes.

- The Notes are guaranteed on an unsecured basis by Darling's existing restricted subsidiaries, including Darling National, Griffin and all of its subsidiaries, other than Darling's foreign subsidiaries, its captive insurance subsidiary and any inactive subsidiary with nominal assets. The Notes rank equally in right of payment to any existing and future senior debt of Darling. The Notes will be effectively junior to existing and future secured debt of Darling and the guarantors, including debt under the Credit Agreement, to the extent of the value of assets securing such debt. The Notes will be structurally subordinated to all of the existing and future liabilities (including trade payables) of each of the subsidiaries of Darling that do not guarantee the Notes. The guarantees by the guarantors (the "Guarantees") rank equally in right of payment to any existing and future senior indebtedness of the guarantors. The Guarantees will be effectively junior to existing and future secured debt of the guarantors including debt under the Credit Agreement, to the extent the value of the assets securing such debt. The Guarantees will be structurally subordinated to all of the existing and future liabilities (including trade payables) of each of the subsidiaries of each Guarantor that do not guarantee the Notes.

As of December 29, 2012, the Company believes it is in compliance with all of the covenants, including financial covenants, under the Credit Agreement and the Notes indenture.

The Credit Agreement and Notes consisted of the following elements at December 29, 2012 (in thousands):

Notes:		
8.5% Senior Notes due 2018	$	250,000
Credit Agreement:		
Term Loan	$	—
Revolving Credit Facility:		
Maximum availability	$	415,000
Borrowings outstanding		—
Letters of credit issued		30,119
Availability	$	384,881

The classification of long-term debt in the Company's December 29, 2012 consolidated balance sheet is based on the contractual repayment terms of the Notes and debt issued under the Credit Agreement. Based upon the underlying terms of the Credit Agreement, no amount is included in current liabilities on the Company's balance sheet at December 29, 2012.

On December 29, 2012, the Company had working capital of $158.6 million and its working capital ratio was 2.20 to 1 compared to working capital of $92.4 million and a working capital ratio of 1.73 to 1 on December 31, 2011. The increase in working capital is primarily due to an increase in cash and an increase in inventory quantities due to a weakness of exports. At December 29, 2012, the Company had unrestricted cash of $103.2 million and funds available under the revolving credit facility of $384.9 million, compared to unrestricted cash of $38.9 million and funds available under the revolving credit facility of $391.6 million at December 31, 2011. The Company diversifies its cash investments by limiting the amounts deposited with any one financial institution and invests primarily in government-backed securities.

Net cash provided by operating activities was $249.5 million and $240.9 million for the fiscal years ended December 29, 2012 and December 31, 2011, respectively, an increase of $8.6 million due primarily to changes in operating assets and liabilities that include an increase in cash from income taxes refundable/payable of approximately $33.4 million, an increase in cash provided by accounts payable and accrued expenses of approximately $33.0 million, which more than offset a decrease in cash from an escrow receivable of approximately $16.3 million and a decrease in net income of approximately $38.6 million. Cash used by investing activities was $153.8 million during Fiscal 2012, compared to $83.7 million in Fiscal 2011, an increase of $70.1 million, primarily due to an increase in cash paid for capital expenditures and cash paid for current year investment in an unconsolidated subsidiary. Net cash used by financing activities was $31.4 million during Fiscal 2012 compared to $137.4 million in Fiscal 2011, a decrease in the use of cash of $106.0 million primarily due to lower repayments of debt as compared to the prior year.

Capital expenditures of $115.4 million were made during Fiscal 2012 as compared to $60.2 million in Fiscal 2011, an increase of $55.2 million (91.7%). The increase is due to the initiation and completion of a number of planned capital projects in Fiscal 2012. Additionally, included in the planned capital projects are costs associated with the Company's initiation of a new enterprise resource planning ("ERP") system. As of December 29, 2012, the Company had spent approximately $13.8 million in capital expenditures for software and design costs related to the implementation of the Oracle E Business Suite ERP system. The implementation is expected to be phased-in over the next two years. The expected cash flow impact of this project will be in the range of $32.0 million to $36.0 million of which the Company currently estimates that 50% of the expected cash flow will be capitalized and 50% will be treated as expense including cost of internal personnel and outside consultants. These costs will be funded using cash flow from operations. Capital expenditures related to compliance with environmental regulations were $3.1 million in Fiscal 2012, $3.7 million in Fiscal 2011 and $3.5 million in Fiscal 2010.

Based upon the annual actuarial estimate, current accruals, and claims paid during Fiscal 2012, the Company has accrued approximately $8.5 million it expects will become due during the next twelve months in order to meet obligations related to the Company's self insurance reserves and accrued insurance obligations, which are included in current accrued expenses at December 29, 2012. The self insurance reserve is composed of estimated liability for claims arising for workers' compensation and for auto liability and general liability claims. The self insurance reserve liability is determined annually, based upon a third party actuarial estimate. The actuarial estimate may vary from year to year, due to changes in costs of health care, the pending number of claims and other factors beyond the control of management of the Company. No assurance can be given that the Company's funding obligations under its self insurance reserve will not increase in the future.

Based upon current actuarial estimates, the Company expects to make payments of approximately $0.4 million in order to meet minimum pension funding requirements during fiscal 2013. The minimum pension funding requirements are determined annually, based upon a third party actuarial estimate. The actuarial estimate may vary from year to year, due to fluctuations in return on investments or other factors beyond the control of management of the Company or the administrator of the Company's pension funds. No assurance can be given that the minimum pension funding requirements will not increase in the future. Additionally, the Company has made required and tax deductible discretionary contributions to its pension plans in Fiscal 2012 and Fiscal 2011 of approximately $1.9 million and $10.5 million, respectively.

The Pension Protection Act of 2006 ("PPA") was signed into law in August 2006 and went into effect in January 2008. The stated goal of the PPA is to improve the funding of pension plans. Plans in an under-funded status will be required to increase employer contributions to improve the funding level within PPA timelines. The impact of recent volatility in the world equity and other financial markets have had and could continue to have a material negative impact on pension plan assets and the status of required funding under the PPA. The Company participates in various multiemployer pension plans which provide defined benefits to certain employees covered by labor contracts. These plans are not administered by the Company and contributions are determined in accordance with provisions of negotiated labor contracts to meet their pension benefit obligations to their participants. The Company's contributions to each individual multiemployer plan represent less than 5% of the total contributions to each such plan. Based on the most currently available information, the Company has determined that, if a withdrawal were to occur, withdrawal liabilities on two of the plans in which the Company currently participates could be material to the Company, with one of these material plans certified as critical or red zone. With respect to the other multiemployer pension plans in which the Company participates and which are not individually significant, four plans have certified as critical or red zone, one plan has certified as endangered or yellow zone and one plan has certified as seriously endangered or orange zone as defined by the PPA. In June 2009, the Company received a notice of a mass withdrawal termination and a notice of initial withdrawal liability from a multiemployer plan in which it participated. The Company had anticipated this event and as a result had accrued approximately $3.2 million as of January 3, 2009 based on the most recent information that was probable and estimable for this plan. The plan had given a notice of redetermination liability in December 2009. In Fiscal 2010, the Company received further third party information confirming the future payout related to this multiemployer plan. As a result, the Company reduced its liability to approximately $1.2 million. In Fiscal 2010, another underfunded multiemployer plan in which the Company participates gave notification of partial withdrawal liability. As of December 29, 2012, the Company has an accrued liability of approximately $1.0 million representing the present value of scheduled withdrawal liability payments under this multiemployer plan. While the Company has no ability to calculate a possible current liability for under-funded multiemployer plans that could terminate or could require additional funding under the PPA, the amounts could be material.

The Company announced on January 21, 2011 that a wholly-owned subsidiary of Darling entered into a limited liability company agreement with a wholly-owned subsidiary of Valero Energy Corporation ("Valero") to form Diamond Green Diesel Holding LLC (the "Joint Venture"). The Joint Venture is owned 50% / 50% with Valero and was formed to design, engineer, construct and operate a renewable diesel plant (the "Facility"), which will be capable of producing approximately 9,300 barrels per day of renewable diesel fuel and certain other co-products, to be located adjacent to Valero's refinery in Norco, Louisiana. The Joint Venture is in the process of constructing the Facility under an engineering, procurement and construction contract that is intended to fix the Company's maximum economic exposure for the cost of the Facility, without regard to project scope changes. Construction of the Facility is substantially complete with the phased commissioning of the Facility currently anticipated to be complete in second quarter 2013.

On May 31, 2011, the Joint Venture and Diamond Green Diesel LLC, a wholly-owned subsidiary of the Joint Venture ("Opco"), entered into (i) the Facility Agreement with Diamond Alternative Energy, LLC, a wholly-owned subsidiary of Valero (the "Lender"), and (ii) the Loan Agreement with the Lender, which will provide the Joint Venture with a 14 year multiple advance term loan facility of approximately $221,300,000 (the "JV Loan") to support the design, engineering and construction of the Facility, which is now in the final stages of construction. The Facility Agreement and the Loan Agreement prohibit the Lender from assigning all or any portion of the Facility Agreement or the Loan Agreement to unaffiliated third parties. Opco has also pledged substantially all of its assets to the Lender, and the Joint Venture has pledged all of Opco's equity interests to the Lender, until the JV Loan has been paid in full and the JV Loan has terminated in accordance with its terms.

Pursuant to sponsor support agreements executed in connection with the Facility Agreement and the Loan Agreement, each of the Company and Valero are committed to contributing approximately $93.2 million of the estimated aggregate costs of approximately $407.7 million for the completion of the Facility. The Company is also required to pay for 50% of any cost overruns incurred in connection with the construction of the Facility, including relating to any project scope changes and working capital funding. As of the date of this report, it is anticipated that the project will incur an additional $17.3 million in costs related to project scope changes, of which the Company will be responsible for 50%. As of December 29, 2012, under the equity method of accounting, the Company has an investment in the Joint Venture of approximately $62.5 million on the consolidated balance sheet.

The Company is aware that a third party patent holder has filed patent infringement claims against a producer of renewable diesel fuel and its owners. The producer is unrelated to the Company, the Joint Venture or, to our knowledge, Valero. The Company has not, and to its knowledge neither the Joint Venture or Valero has, received any communication from such patent holder regarding similar claims against the Joint Venture. The Joint Venture has licensed a process from UOP LLC, a subsidiary of Honeywell International Inc., that it will utilize in producing renewable diesel fuel. The Company believes that the Joint Venture's process differs from the process that is the subject of the infringement suit. Accordingly, any patent infringement claim that might be asserted in the future against either the Company or the Joint Venture would be vigorously opposed. However if any patent holder successfully challenged the patents under which the Joint Venture operates, the Joint Venture could incur increased expenses or the need to modify its operation which could negatively impact the Joint Venture's results of operations.

The Company's management believes that cash flows from operating activities consistent with the level generated in Fiscal 2012, unrestricted cash and funds available under the Credit Agreement will be sufficient to meet the Company's working capital needs and maintenance and compliance-related capital expenditures, scheduled debt and interest payments, income tax obligations, continued funding of the Joint Venture and other contemplated needs through the next twelve months. Numerous factors could have adverse consequences to the Company that cannot be estimated at this time, such as: reductions in raw material volumes available to the Company due to weak margins in the meat production industry as a result of higher feed costs or other factors, reduced volume from food service establishments, reduced demand for animal feed, or otherwise; a reduction in finished product prices; changes to worldwide government policies relating to renewable fuels and greenhouse gas emissions that adversely affect programs like RFS2 and tax credits for bio-fuels both in the U.S. and abroad; possible product recall resulting from developments relating to the discovery of unauthorized adulterations to food or food additives; the occurrence of Bird Flu in the U.S.; any additional occurrence of BSE in the U.S. or elsewhere; unanticipated costs and/or reductions in raw material volumes related to the Company's compliance with the Enhanced BSE Rule; unforeseen new U.S. and foreign regulations affecting the rendering industry (including new or modified animal feed, 2009 H1N1 flu, Bird Flu or BSE regulations); increased contributions to the Company's multiemployer and employer-sponsored defined benefit pension plans as required by the PPA or resulting from a mass withdrawal event; bad debt write-offs; loss of or failure to obtain necessary permits and registrations; unexpected cost overruns related to the Joint Venture; continued or escalated conflict in the Middle East; and/or unfavorable export markets. These factors, coupled with volatile prices for natural gas and diesel fuel, general performance of the U.S. and global economies and declining consumer confidence including the inability of consumers and companies to obtain credit due to the current lack of liquidity in the financial markets, among others, could negatively impact the Company's results of operations in fiscal 2013 and thereafter. The Company cannot provide assurance that the cash flows from operating activities generated in Fiscal 2012 are indicative of the future cash flows from operating activities that will be generated by the Company's operations. The Company reviews the appropriate use of unrestricted cash periodically. Except for contributions to the Joint Venture and expenditures relating to the Company's ongoing enterprise resource planning system project, no decision has been made as to non-ordinary course cash usages at this time; however, potential usages could include: opportunistic capital expenditures and/or acquisitions; investments relating to the Company's developing a comprehensive renewable energy strategy, including, without limitation, potential investments in additional renewable diesel and/or biodiesel projects; investments in response to governmental regulations relating to human and animal food safety or other regulations; unexpected funding required by the PPA requirements or mass termination of multiemployer plans; and paying dividends or repurchasing stock, subject to limitations under the Credit Agreement, as well as suitable cash conservation to withstand adverse commodity cycles.

The current economic environment in the Company's markets has the potential to adversely impact its liquidity in a variety of ways, including through reduced raw materials availability, reduced finished product prices, reduced sales, potential inventory buildup, increased bad debt reserves, potential impairment charges and/or higher operating costs.

The principal products that the Company sells are commodities, the prices of which are based on established commodity markets and are subject to volatile changes. Any decline in these prices has the potential to adversely impact the Company's liquidity. Any of a decline in raw material availability, a decline in commodities prices, increases in energy prices and the impact of the PPA has the potential to adversely impact the Company's liquidity. A decline in commodities prices, a rise in energy prices, a slowdown in the U.S. or international economy, continued or escalated conflict in the Middle East, cost overruns in the construction of the Facility or other factors, could cause the Company to fail to meet management's expectations or could cause liquidity concerns.

CONTRACTUAL OBLIGATIONS AND OTHER COMMERCIAL COMMITMENTS

The following table summarizes the Company's expected material contractual payment obligations, including both on- and off-balance sheet arrangements at December 29, 2012 (in thousands):

	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Contractual obligations(a):					
Long-term debt obligations (b)	$ 250,000	$ —	$ —	$ —	$ 250,000
Operating lease obligations (c)	90,332	17,715	27,323	18,841	26,453
Estimated interest payable (d)	129,807	21,893	44,164	42,500	21,250
Joint Venture capital contributions (e)	35,121	35,121	—	—	—
Purchase commitments (f)	23,727	23,727	—	—	—
Pension funding obligation (g)	418	418	—	—	—
Other obligations	224	82	142	—	—
Total	$ 529,629	$ 98,956	$ 71,629	$ 61,341	$ 297,703

(a) The above table does not reflect uncertain tax positions as the Company has no uncertain tax positions at December 29, 2012.

(b) See Note 10 to the consolidated financial statements.

(c) See Note 9 to the consolidated financial statements.

(d) Interest payable was calculated using the current rate for the Senior Notes that existed as of December 29, 2012.

(e) Represents the Company's estimated capital contributions that are expected to be paid to the Joint Venture in fiscal 2013.

(f) Purchase commitments were determined based on specified contracts for natural gas, diesel fuel and finished product purchases.

(g) Pension funding requirements are determined annually based upon a third party actuarial estimate. The Company expects to make approximately $0.4 million in required contributions to its pension plan in fiscal 2013. The Company is not able to estimate pension funding requirements beyond the next twelve months. The accrued pension benefit liability was approximately $31.3 million at the end of Fiscal 2012. The Company knows certain of the multiemployer pension plans that have not terminated to which it contributes and which are not administered by the Company were under-funded as of the latest available information, and while the Company has no ability to calculate a possible current liability for the under-funded multiemployer plan to which the Company contributes, the amounts could be material.

The Company's off-balance sheet contractual obligations and commercial commitments as of December 29, 2012, relate to operating lease obligations, letters of credit, forward purchase agreements, and employment agreements. The Company has excluded these items from the balance sheet in accordance with accounting principles generally accepted in the U.S.

The following table summarizes the Company's other commercial commitments, including both on- and off-balance sheet arrangements at December 29, 2012 (in thousands):

Other commercial commitments:	
Standby letters of credit	$ 30,119
Total other commercial commitments:	$ 30,119

OFF BALANCE SHEET OBLIGATIONS

Based upon the underlying purchase agreements, the Company has commitments to purchase $23.7 million of commodity products, consisting of approximately $19.2 million of finished products and approximately $4.5 million of natural gas and diesel fuel, during the next twelve months, which are not included in liabilities on the Company's balance sheet at December 29, 2012. These purchase agreements are entered into in the normal course of the Company's business and are not subject to derivative accounting. The commitments will be recorded on the balance sheet of the Company when delivery of these commodities occurs and ownership passes to the Company during fiscal 2013, in accordance with accounting principles generally accepted in the U.S.

Based on the sponsor support agreements executed in connection with the Facility Agreement and the Loan Agreement relating to the Joint Venture with Valero, the Company has committed to contribute an aggregate of approximately $93.2 million of the estimated aggregate costs for completion of the Facility. As of December 29, 2012, the Company has contributed approximately $66.7 million and will incur the remaining amount of the commitment through the completion date of the Facility which is expected in the second quarter of fiscal 2013. The Company is also required to pay for 50% of any cost overruns incurred in connection with the construction of the Facility, including relating to any project scope changes and working capital funding. As of the date of this report, it is anticipated that the project will incur an additional $17.3 million in costs related to project scope changes, of which the Company will be responsible for 50%.

Based upon underlying lease agreements, the Company is obligated to pay approximately $17.7 million for operating leases during fiscal 2013 which are not included in liabilities on the Company's balance sheet at December 29, 2012. These lease obligations are included in cost of sales or selling, general and administrative expense on the Company's Statement of Operations as the underlying lease obligation comes due, in accordance with accounting principles generally accepted in the U.S.

CRITICAL ACCOUNTING POLICIES

The Company follows certain significant accounting policies when preparing its consolidated financial statements. A complete summary of these policies is included in Note 1 to the Consolidated Financial Statements.

Certain of the policies require management to make significant and subjective estimates or assumptions that may deviate from actual results. In particular, management makes estimates regarding valuation of inventories, estimates of useful life of long-lived assets related to depreciation and amortization expense, estimates regarding fair value of the Company's reporting units and future cash flows with respect to assessing potential impairment of both long-lived assets and goodwill, self-insurance, environmental and litigation reserves, pension liability, estimates of income tax expense, and estimates of expense related to stock options granted. Each of these estimates is discussed in greater detail in the following discussion.

Revenue Recognition

The Company recognizes revenue on sales when products are shipped and the customer takes ownership and assumes risk of loss. Certain customers may be required to prepay prior to shipment in order to maintain payment protection against certain foreign and domestic sales. These amounts are recorded as unearned revenue and recognized when the products have shipped and the customer takes ownership and assumes risk of loss. The Company has formula arrangements with certain suppliers whereby the charge or credit for raw materials is tied to published finished product commodity prices after deducting a fixed processing fee incorporated into the formula and is recorded as a cost of sale by line of business. The Company recognizes revenue related to grease trap servicing in the month the trap service occurs.

Inventories

The Company's inventories are valued at the lower of cost or market. Finished product manufacturing cost is calculated using the first-in, first-out (FIFO) method, based upon the Company's raw material costs, collection and factory production operating expenses, and depreciation expense on collection and factory assets. Market values of inventory are estimated at each plant location, based upon either: 1) the backlog of unfilled sales orders at the balance sheet date, or 2) unsold inventory, calculated using regional finished product prices quoted in the Jacobsen at the balance sheet date. Estimates of market value, based upon the backlog of unfilled sales orders or upon the Jacobsen, assume that the inventory held by the Company at the balance sheet date will be sold at the estimated market finished product sales price, subsequent to the balance sheet date. Actual sales prices received on future sales of inventory held at the end of a period may vary from either the backlog unfilled sales order price or the Jacobsen quotation at the balance sheet date. These variances could cause actual sales prices realized on future sales of inventory to be different than the estimate of market value of inventory at the end of the period. Inventories were approximately $65.1 million and $50.8 million at December 29, 2012 and December 31, 2011, respectively.

Long-Lived Assets, Depreciation and Amortization Expense and Valuation

The Company's property, plant and equipment are recorded at cost when acquired. Depreciation expense is computed on property, plant and equipment based upon a straight line method over the estimated useful life of the assets, which is based upon a standard classification of the asset group. Buildings and improvements are depreciated over a useful life of 15 to 30 years, machinery and equipment are depreciated over a useful life of 3 to 10 years and vehicles are depreciated over a life of 2 to 6 years. These useful life estimates have been developed based upon the Company's historical experience of asset life utility, and whether the asset is new or used when placed in service. The actual life and utility of the asset may vary from this estimated life. Useful lives of the assets may be modified from time to time when the future utility or life of the asset is deemed to change from that originally estimated when the asset was placed in service. Depreciation expense was approximately $57.3 million, $50.9 million and $26.3 million in fiscal years ending December 29, 2012, December 31, 2011 and January 1, 2011, respectively.

The Company's intangible assets, including permits, routes, non-compete agreements, trade names and royalty, consulting and leasehold agreements are recorded at fair value when acquired. Amortization expense is computed on these intangible assets based upon a straight line method over the estimated useful life of the assets, which is based upon a standard classification of the asset group. Collection routes are amortized over a useful life of 5 to 20 years; non-compete agreements are amortized over a useful life of 3 to 7 years; trade names with a finite life are amortized over a useful life of 15 years; royalty, consulting and leasehold agreements are amortized over the term of the agreement; and permits are amortized over a useful life of 10 to 20 years. The actual economic life and utility of the asset may vary from this estimated life. Useful lives of the assets may be modified from time to time when the future utility or life of the asset is deemed to change from that originally estimated when the asset was placed in service. Intangible asset amortization expense was approximately $28.1 million, $28.0 million and $5.6 million in fiscal years ending December 29, 2012, December 31, 2011 and January 1, 2011, respectively.

The Company reviews the carrying value of long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset, or related asset group, may not be recoverable from estimated future undiscounted cash flows. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset or asset group to estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. In Fiscal 2012, Fiscal 2011 and Fiscal 2010, no triggering event occurred requiring that the Company perform testing of its long-lived assets for impairment.

The net book value of property, plant and equipment was approximately $453.9 million and $400.2 million at December 29, 2012 and December 31, 2011, respectively. The net book value of intangible assets was approximately $337.4 million and $362.9 million at December 29, 2012 and December 31, 2011, respectively.

Goodwill Valuation

The Company reviews the carrying value of goodwill on a regular basis, including at the end of each fiscal year, for indications of impairment at each reporting unit that has recorded goodwill as an asset. Impairment is indicated whenever the carrying value of a reporting unit exceeds the estimated fair value of a reporting unit. For purposes of evaluating impairment of goodwill, the Company estimates fair value of a reporting unit, based upon future net cash flows. In calculating these estimates, actual historical operating results, current market conditions and anticipated future economic factors, such as future business volume, future finished product prices, and future operating costs and expenses are evaluated and estimated as a component of the calculation of future cash flows for each reporting unit with recorded goodwill. The estimates of fair value of these reporting units and of future discounted net cash flows from operation of these reporting units could change if actual volumes, prices, costs or expenses vary from these estimates.

Based on the Company's annual impairment testing at the end of the fourth quarter of Fiscal 2012, Fiscal 2011 and Fiscal 2010, the fair values of the Company's reporting units containing goodwill exceeded the related carrying value. However, the fair value of one of the Company's reporting units was approximately 11% greater than its carrying value, which was substantially less than the percentage by which the fair values of the Company's other seven reporting units with goodwill exceeded their carrying values. It is possible, depending upon a number of factors that are not determinable at this time or within the control of the Company, that the fair value of this reporting unit could decrease in the future and result in an impairment to goodwill. The amount of goodwill allocated to this reporting unit was approximately $159.6 million. The Company's management believes the biggest risk to this reporting unit is a prolonged economic slowdown that would impact raw material suppliers. Goodwill was approximately $381.4 million at December 29, 2012 and December 31, 2011, respectively.

Self Insurance, Environmental and Legal Reserves

The Company's workers compensation, auto and general liability policies contain significant deductibles or self insured retentions. The Company estimates and accrues for its expected ultimate claim costs related to accidents occurring during each fiscal year and carries this accrual as a reserve until these claims are paid by the Company. In developing estimates for self insured losses, the Company utilizes its staff, a third party actuary and outside counsel as sources of information and judgment as to the expected undiscounted future costs of the claims. The Company accrues reserves related to environmental and litigation matters based on estimated undiscounted future costs. With respect to the Company's self insurance, environmental and litigation reserves, estimates of reserve liability could change if future events are different than those included in the estimates of the actuary, consultants and management of the Company. At December 29, 2012 and December 31, 2011, the reserves for self insurance, environmental and litigation contingencies aggregated to approximately $37.0 million and $38.0 million, respectively. The Company has insurance recovery receivables of approximately $9.3 million and $9.6 million, respectively, related to these liabilities.

Pension Liability

The Company provides retirement benefits to employees under separate final-pay noncontributory pension plans for salaried and hourly employees (excluding those employees covered by a union-sponsored plan), who meet service and age requirements. Benefits are based principally on length of service and earnings patterns during the five years preceding retirement. Pension expense and pension liability recorded by the Company is based upon an annual actuarial estimate provided by a third party administrator. Factors included in estimates of current year pension expense and pension liability at the balance sheet date include estimated future service period of employees, estimated future pay of employees, estimated future retirement ages of employees, and the projected time period of pension benefit payments. Two of the most significant assumptions used to calculate future pension obligations are the discount rate applied to pension liability and the expected rate of return on pension plan assets. These assumptions and estimates are subject to the risk of change over time, and each factor has inherent uncertainties which neither the actuary nor the Company is able to control or to predict with certainty. During the third quarter of fiscal 2011, as part of the initiative to combine the Darling and Griffin retirement benefit programs, the Company's Board of Directors authorized the Company to proceed with the restructuring of its retirement benefit program effective January 1, 2012, to include the closing of Darling's salaried and hourly defined benefit plans to new participants as well as the freezing of service and wage accruals thereunder effective December 31, 2011 (a curtailment of these plans for financial reporting purposes) and the enhancing of benefits under the Company's defined contribution plans. See Note 15 of Notes to Consolidated Financial Statements for summaries of pension plans.

The discount rate applied to the Company's pension liability is the interest rate used to calculate the present value of the pension benefit obligation. The weighted average discount rate was 3.90% and 4.50% at December 29, 2012 and December 31, 2011, respectively. The net periodic benefit cost for fiscal 2013 would increase by approximately $0.9 million if the discount rate was 0.5% lower at 3.4%. The net periodic benefit cost for fiscal 2013 would decrease by approximately $0.9 million if the discount rate was 0.5% higher at 4.4%.

The expected rate of return on the Company's pension plan assets is the interest rate used to calculate future returns on investment of the plan assets. The expected return on plan assets is a long-term assumption whose accuracy can only be assessed over a long period of time. The weighted average expected return on pension plan assets was 7.35% and 7.85% for Fiscal 2012 and Fiscal 2011, respectively. During Fiscal 2012, the Company's actual return on pension plan assets was a gain of $13.0 million or approximately 13.5% of pension plan assets as compared to Fiscal 2011 where the Company's actual return on pension plan assets was a loss of $3.3 million or approximately (4)% of pension plan assets.

The Company has recorded a pension liability of approximately $31.3 million and $27.3 million at December 29, 2012 and December 31, 2011, respectively. The Company's net pension cost was approximately $3.9 million, $3.2 million and $3.9 million for the fiscal years ending December 29, 2012, December 31, 2011 and January 1, 2011, respectively. The projected net periodic pension expense for fiscal 2013 is expected to decrease by approximately $0.4 million as compared to Fiscal 2012.

Income Taxes

In calculating net income, the Company includes estimates in the calculation of income tax expense, the resulting tax liability and in future realization of deferred tax assets that arise from temporary differences between financial statement presentation and tax recognition of revenue and expense. The Company's deferred tax assets include a net operating loss carry-forward which is limited to approximately $0.7 million per year in future utilization due to the change in control resulting from the May 2002 recapitalization of the Company. Valuation allowances for deferred tax assets are recorded when it is more likely than not that deferred tax assets will not be realized.

Stock Option Expense

The calculation of expense of stock options issued utilizes the Black-Scholes mathematical model which estimates the fair value of the option award to the holder and the compensation expense to the Company, based upon estimates of volatility, risk-free rates of return at the date of issue and projected vesting of the option grants. The Company recorded compensation expense related to stock options expense for the year ended December 29, 2012, December 31, 2011 and January 1, 2011 of approximately $1.0 million, $0.2 million and $0.1 million, respectively.

NEW ACCOUNTING PRONOUNCEMENTS

In June 2011, the FASB issued ASU No. 2011-05, *Presentation of Comprehensive Income.* The ASU amends ASC Topic 220, *Comprehensive Income.* The new standard eliminates the option to report other comprehensive income and its components in the statement of changes in equity and instead requires entities to present net income and other comprehensive income in either a single continuous statement or in two separate, but consecutive, statements of net income and other comprehensive income. Reclassification adjustments between net income and other comprehensive income must be shown on the face of the statement (s), with no resulting change in net earnings. In December 2011, the FASB issued ASU No. 2011-12, *Deferral of Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05.* This ASU amends ASC Topic 220, *Comprehensive Income.* The new standard deferred the requirement to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income while the FASB further deliberates this aspect of the proposal. This update is effective for the Company on January 1, 2012 and must be applied retrospectively. The Company adopted this standard as of March 31, 2012. The adoption did not have a material impact on the Company's consolidated financial statements. In February 2013, the FASB issued ASU No. 2013-02, *Reporting of Amounts Out of Accumulated Other Comprehensive Income.* This ASU amends ASC Topic 220, *Comprehensive Income.* This new standard requires an entity to report either on the income statement or disclose in the footnotes to the financial statement the effects on earnings from items that are reclassified out of other comprehensive income. This update is effective for the Company on December 30, 2012. The Company is currently evaluating the impact of adopting this standard.

In September 2011, the FASB issued ASU No. 2011-08, *Testing Goodwill for Impairment.* The ASU amends ASC Topic 350, *Intangibles - Goodwill and Other.* The new standard is intended to reduce the cost and complexity of the annual goodwill impairment test by providing entities an option to perform a "qualitative" assessment to determine whether further impairment testing is necessary. Specifically, an entity has the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. This standard is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permissible. The Company adopted this standard in the first quarter of 2012. The adoption did not have a material impact on the Company's consolidated financial statements.

In July 2012, the FASB issued ASU No. 2012-02, *Testing Indefinite-Lived Intangible Assets for Impairment*. The ASU amends ASC Topic 350, *Intangibles - Goodwill and Other*. The new standard is intended to reduce the cost and complexity of performing an impairment test for indefinite-lived intangible assets by providing entities an option to perform a "qualitative" assessment to determine whether further impairment testing is necessary. The new standard allows an entity to first assess qualitative factors to determine if it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount. If based on its qualitative assessment an entity concludes it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount, quantitative impairment testing is required. However, if an entity concludes otherwise, quantitative impairment testing is not required. The standards update is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. The Company is currently evaluating the impact of adopting this standard.

FORWARD LOOKING STATEMENTS

This Annual Report on Form 10-K includes "forward-looking" statements that involve risks and uncertainties. The words "believe," "anticipate," "expect," "estimate," "intend," "could," "may," "will," "should," "planned," "potential," and similar expressions identify forward-looking statements. All statements other than statements of historical facts included in the Annual Report on Form 10-K, including, without limitation, the statements under the sections entitled "Business," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Legal Proceedings" and located elsewhere herein regarding industry prospects, expectations for construction of the Facility and the Company's financial position are forward-looking statements. Actual results could differ materially from those discussed in the forward-looking statements as a result of certain factors, including many that are beyond the control of the Company. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to be correct.

In addition to those factors discussed under the heading "Risk Factors" in Item 1A of this report and elsewhere in this report, and in the Company's other public filings with the SEC, important factors that could cause actual results to differ materially from the Company's expectations include: the Company's continued ability to obtain sources of supply for its rendering operations; general economic conditions in the American, European and Asian markets; a decline in consumer confidence; prices in the competing commodity markets which are volatile and are beyond the Company's control; energy prices; changes to worldwide government policies relating to renewable fuels and greenhouse gas emissions; the implementation of the Enhanced BSE Rule; BSE and its impact on finished product prices, export markets, energy prices and government regulations, which are still evolving and are beyond the Company's control; the occurrence of Bird Flu in the U.S.; possible product recall resulting from developments relating to the discovery of unauthorized adulterations (such as melamine or salmonella) to food additives; increased contributions to the Company's multiemployer defined benefit pension plans as required by the PPA or required by a withdrawal event; risks, including future expenditures, relating to the Company's Joint Venture with Valero to construct and complete a renewable diesel plant in Norco, Louisiana and possible difficulties completing and obtaining operational viability with the plant; risks relating to possible third party claims of intellectual property infringement; challenges associated with the Company's ongoing enterprise resource planning system project, including material deviations from the project or unsuccessful execution of the implementation plan for the project; and the Company's ability to combine Darling's business and Griffin's business and to realize the anticipated growth opportunities and cost synergies and to integrate the two businesses efficiently. Among other things, future profitability may be affected by the Company's ability to grow its business, which faces competition from companies that may have substantially greater resources than the Company. The Company cautions readers that all forward-looking statements speak only as of the date made, and the Company undertakes no obligation to update any forward-looking statements, whether as a result of changes in circumstances, new events or otherwise.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risks affecting the Company are exposures to changes in prices of the finished products the Company sells, interest rates on debt, availability of raw material supplies and the price of natural gas and diesel fuel used in the Company's plants. Raw materials available to the Company are impacted by seasonal factors, including holidays, when raw material volume declines; warm weather, which can adversely affect the quality of raw material processed and finished products produced; and cold weather, which can impact the collection of raw material. Predominantly all of the Company's finished products are commodities that are generally sold at prices prevailing at the time of sale.

The Company makes limited use of derivative instruments to manage cash flow risks related to interest expense, natural gas usage, diesel fuel usage and inventory. The Company does not use derivative instruments for trading purposes. Interest rate swaps are entered into with the intent of managing overall borrowing costs by reducing the potential impact of increases in interest rates on floating-rate long-term debt. Natural gas swaps and options are entered into with the intent of managing the overall cost of natural gas usage by reducing the potential impact of seasonal weather demands on natural gas that increases natural gas prices. Heating oil swaps and options are entered into with the intent of managing the overall cost of diesel fuel usage by reducing the potential impact of seasonal weather demands on diesel fuel that increases diesel fuel prices. Inventory swaps and options are entered into with the intent of managing seasonally high concentrations of MBM, PM, BFT, PG, YG and BBP inventories by reducing the potential impact of changing prices. Corn options and future contracts are entered into with the intent of managing forecasted sales of BBP by reducing the impact of changing prices. The interest rate swaps and the natural gas swaps are subject to the requirements of FASB authoritative guidance. Some of the Company's natural gas and diesel fuel instruments are not subject to the requirements of FASB authoritative guidance because some of the natural gas and diesel fuel instruments qualify as normal purchases as defined in FASB authoritative guidance. At December 29, 2012, the Company had natural gas swaps and corn options outstanding that qualified and were designated for hedge accounting as well as heating oil swaps and corn options and future contracts that did not qualify and were not designated for hedge accounting.

In Fiscal 2012, the Company entered into natural gas swap contracts that are considered cash flow hedges. Under the terms of the natural gas swap contracts the Company fixed the expected purchase cost of a portion of its plants expected natural gas usage into the second quarter of fiscal 2013. As of December 29, 2012, the aggregate fair value of these natural gas swaps was insignificant and is included in other current assets and accrued expenses on the balance sheet, with an offset recorded in accumulated other comprehensive income for the effective portion.

In Fiscal 2012, the Company entered into corn option contracts that are considered cash flow hedges. Under the terms of the corn option contracts the Company hedged a portion of its forecasted sales of BBP into the fourth quarter of fiscal 2013. As of December 29, 2012, the aggregate fair value of these corn options was approximately $0.5 million and is included in other current assets on the balance sheet, with an offset recorded in accumulated other comprehensive income for the effective portion.

Additionally, the Company had corn options and future contracts, heating oil swaps and natural gas swaps that are marked to market because they did not qualify for hedge accounting at December 29, 2012. The corn options and future contracts, heating oil swaps and natural gas swaps had an aggregate fair value of $0.1 million and are included in current other assets and accrued expenses at December 29, 2012.

As of December 29, 2012, the Company had forward purchase agreements in place for purchases of approximately $4.5 million of natural gas and diesel fuel in fiscal 2013. As of December 29, 2012, the Company had forward purchase agreements in place for purchases of approximately $19.2 million of finished product in fiscal 2013.

Interest Rate Sensitivity

The Company has no outstanding variable rate debt and the Company's fixed rate debt obligations consist of the Notes and other immaterial debt that accrue interest at an annual weighted average fixed rate of approximately 8.5%. These obligations are not affected by changes in interest rates. The Company's obligations subject to fixed interest rates consist of (in thousands, except interest rates):

	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Long-term debt:					
Fixed rate	$ 250,224	$ 82	$ 142	$ —	$ 250,000
Average interest rate	8.50%	7.39%	7.49%	—%	8.50%
Total	$ 250,224	$ 82	$ 142	$ —	$ 250,000

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

All other schedules are omitted since the required information is not present or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements and notes thereto.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Darling International Inc.:

We have audited the accompanying consolidated balance sheets of Darling International Inc. and subsidiaries as of December 29, 2012 and December 31, 2011, and the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 29, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Darling International Inc. and subsidiaries as of December 29, 2012 and December 31, 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 29, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Darling International Inc.'s internal control over financial reporting as of December 29, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 27, 2013 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/S/ KPMG LLP

Dallas, Texas
February 27, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Darling International Inc.:

We have audited Darling International Inc.'s internal control over financial reporting as of December 29, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Darling International Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Darling International Inc. maintained, in all material respects, effective internal control over financial reporting as of December 29, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Darling International Inc. and subsidiaries as of December 29, 2012 and December 31, 2011, and the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 29, 2012, and our report dated February 27, 2013 expressed an unqualified opinion on those consolidated financial statements.

/S/ KPMG LLP

Dallas, Texas
February 27, 2013

DARLING INTERNATIONAL INC. AND SUBSIDIARIES

Consolidated Balance Sheets
December 29, 2012 and December 31, 2011
(in thousands, except share and per share data)

	December 29, 2012	December 31, 2011
ASSETS		
Current assets:		
Cash and cash equivalents	$ 103,249	$ 38,936
Restricted cash	361	365
Accounts receivable, less allowance for bad debts of $2,171 at December 29, 2012 and $2,241 at December 31, 2011	98,131	95,807
Inventories	65,065	50,830
Income taxes refundable	—	17,042
Other current assets	10,847	9,235
Deferred income taxes	12,609	7,465
Total current assets	290,262	219,680
Property, plant and equipment, net	453,927	400,222
Intangible assets, less accumulated amortization of $73,021 at December 29, 2012 and $82,364 at December 31, 2011	337,402	362,914
Goodwill	381,369	381,369
Investment in unconsolidated subsidiary	62,495	21,733
Other assets	26,961	31,112
	$ 1,552,416	$ 1,417,030
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt	$ 82	$ 10
Accounts payable, principally trade	54,014	60,402
Accrued expenses	77,588	66,845
Total current liabilities	131,684	127,257
Long-term debt, net of current portion	250,142	280,020
Other noncurrent liabilities	61,539	58,245
Deferred income taxes	46,615	31,133
Total liabilities	489,980	496,655
Commitments and contingencies		
Stockholders' equity:		
Common stock, $.01 par value; 150,000,000 shares authorized, 118,622,650 and 117,591,822 shares issued at December 29, 2012 and December 31, 2011, respectively	1,186	1,176
Additional paid-in capital	603,836	587,685
Treasury stock, at cost; 807,659 and 543,384 shares at December 29, 2012 and December 31, 2011, respectively	(10,033)	(5,588)
Accumulated other comprehensive loss	(31,329)	(30,904)
Retained earnings	498,776	368,006
Total stockholders' equity	1,062,436	920,375
	$ 1,552,416	$ 1,417,030

The accompanying notes are an integral part of these consolidated financial statements.

DARLING INTERNATIONAL INC. AND SUBSIDIARIES

Consolidated Statements of Operations
Three years ended December 29, 2012
(in thousands, except per share data)

	December 29, 2012	December 31, 2011	January 1, 2011
Net sales	$ 1,701,429	$ 1,797,249	$ 724,909
Costs and expenses:			
Cost of sales and operating expenses	1,232,604	1,268,221	531,699
Selling, general and administrative expenses	151,713	136,135	68,042
Depreciation and amortization	85,371	78,909	31,908
Acquisition costs	—	—	10,798
Total costs and expenses	1,469,688	1,483,265	642,447
Operating income	231,741	313,984	82,462
Other expense:			
Interest expense	(24,054)	(37,163)	(8,737)
Other income/(expense), net	1,760	(2,955)	(3,382)
Total other expense	(22,294)	(40,118)	(12,119)
Equity in net loss of unconsolidated subsidiary	(2,662)	(1,572)	—
Income from operations before income taxes	206,785	272,294	70,343
Income taxes	76,015	102,876	26,100
Net income	$ 130,770	$ 169,418	$ 44,243
Net income per share:			
Basic	$ 1.11	$ 1.47	$ 0.53
Diluted	$ 1.11	$ 1.47	$ 0.53

The accompanying notes are an integral part of these consolidated financial statements.

DARLING INTERNATIONAL INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Three years ended December 29, 2012
(in thousands)

	Year Ended		
	December 29, 2012	December 31, 2011	January 1, 2011
Net income	$ 130,770	$ 169,418	$ 44,243
Other comprehensive income (loss), net of tax:			
Pension adjustments	(1,169)	(10,146)	2,346
Natural gas swap derivative adjustments	391	(482)	(59)
Corn option derivative adjustments	194	—	—
Interest rate swap derivative adjustments	159	712	507
Total other comprehensive income (loss), net of tax	(425)	(9,916)	2,794
Total comprehensive income	$ 130,345	$ 159,502	$ 47,037

The accompanying notes are an integral part
of these consolidated financial statements.

DARLING INTERNATIONAL INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity
Three years ended December 29, 2012
(in thousands, except share data)

	Common Stock						
	Number of Outstanding Shares	$.01 par Value	Additional Paid-In Capital	Treasury Stock	Accumulated Other Comprehensive Loss	Retained Earnings	Total Stockholders' Equity
Balances at January 2, 2010	82,226,690	$ 826	$ 157,343	$ (3,855)	$ (23,782)	$ 154,345	$ 284,877
Net income	—	—	—	—	—	44,243	44,243
Pension liability adjustments, net of tax	—	—	—	—	2,346	—	2,346
Interest rate swap derivative adjustment, net of tax	—	—	—	—	507	—	507
Natural gas swap derivative adjustment, net of tax	—	—	—	—	(59)	—	(59)
Issuance of non-vested stock	254,220	3	2,401	—	—	—	2,404
Stock-based compensation	—	—	94	—	—	—	94
Tax benefits associated with stock-based compensation	—	—	234	—	—	—	234
Treasury stock	(51,740)	—	—	(485)	—	—	(485)
Issuance of common stock	10,130,501	101	130,034	—	—	—	130,135
Balances at January 1, 2011	92,559,671	$ 930	$ 290,106	$ (4,340)	$ (20,988)	$ 198,588	$ 464,296
Net income	—	—	—	—	—	169,418	169,418
Pension liability adjustments, net of tax	—	—	—	—	(10,146)	—	(10,146)
Interest rate swap derivative adjustment, net of tax	—	—	—	—	712	—	712
Natural gas swap derivative adjustment, net of tax	—	—	—	—	(482)	—	(482)
Issuance of non-vested stock	174,285	2	2,538	—	—	—	2,540
Stock-based compensation	—	—	492	—	—	—	492
Tax benefits associated with stock-based compensation	—	—	1,125	—	—	—	1,125
Treasury stock	(88,364)	—	—	(1,248)	—	—	(1,248)
Issuance of common stock	24,402,846	244	293,424	—	—	—	293,668
Balances at December 31, 2011	117,048,438	$ 1,176	$ 587,685	$ (5,588)	$ (30,904)	$ 368,006	$ 920,375
Net income	—	—	—	—	—	130,770	130,770
Pension liability adjustments, net of tax	—	—	—	—	(1,169)	—	(1,169)
Interest rate swap derivative adjustment, net of tax	—	—	—	—	159	—	159
Natural gas swap derivative adjustment, net of tax	—	—	—	—	391	—	391
Corn option derivative adjustment, net of tax	—	—	—	—	194	—	194
Issuance of non-vested stock	486,697	5	6,808	—	—	—	6,813
Stock-based compensation	—	—	3,727	—	—	—	3,727
Tax benefits associated with stock-based compensation	—	—	2,652	—	—	—	2,652
Treasury stock	(264,275)	—	—	(4,445)	—	—	(4,445)
Issuance of common stock	544,131	5	2,964	—	—	—	2,969
Balances at December 29, 2012	117,814,991	$ 1,186	$ 603,836	$ (10,033)	$ (31,329)	$ 498,776	$ 1,062,436

The accompanying notes are an integral part of these consolidated financial statements.

DARLING INTERNATIONAL INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows
Three years ended December 29, 2012
(in thousands)

	December 29, 2012	December 31, 2011	January 1, 2011
Cash flows from operating activities:			
Net income	$ 130,770	$ 169,418	$ 44,243
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	85,371	78,909	31,908
Deferred income taxes	10,338	24,702	2,402
Loss/(gain) on sale of assets	1,099	622	51
Gain on insurance proceeds from insurance settlement	(4,272)	—	—
Increase/(decrease) in long-term pension liability	2,790	(895)	1,353
Stock-based compensation expense	8,904	3,932	2,146
Write-off deferred loan costs	725	4,920	851
Deferred loan cost amortization	3,042	3,324	670
Equity in net loss of unconsolidated subsidiary	2,662	1,572	—
Changes in operating assets and liabilities, net of effects from acquisitions:			
Accounts receivable	(2,324)	(10,086)	(6,276)
Escrow receivable	—	16,267	(16,267)
Income taxes refundable	17,845	(15,568)	(2,632)
Inventories and prepaid expenses	(15,168)	(5,760)	(4,661)
Accounts payable and accrued expenses	3,923	(29,083)	25,490
Other	3,832	(1,410)	2,232
Net cash provided by operating activities	249,537	240,864	81,510
Cash flows from investing activities:			
Capital expenditures	(115,413)	(60,153)	(24,720)
Acquisitions, net of cash acquired	(3,000)	(1,754)	(758,182)
Investment in unconsolidated subsidiary	(43,424)	(23,305)	—
Gross proceeds from sale of property, plant and equipment and other assets	3,870	1,529	624
Proceeds from insurance settlement	4,272	—	—
Payments related to routes and other intangibles	(137)	—	(1,367)
Net cash used in investing activities	(153,832)	(83,683)	(783,645)
Cash flows from financing activities:			
Proceeds from long-term debt	—	—	550,000
Payments on long-term debt	(30,032)	(270,009)	(32,509)
Borrowings from revolving credit facility	—	131,000	160,000
Payments on revolving credit facility	—	(291,000)	—
Deferred loan costs	—	(399)	(24,020)
Issuance of common stock	72	293,117	35
Minimum withholding taxes paid on stock awards	(4,084)	(1,281)	(585)
Excess tax benefits from stock-based compensation	2,652	1,125	234
Net cash provided/(used) in financing activities	(31,392)	(137,447)	653,155
Net increase/(decrease) in cash and cash equivalents	64,313	19,734	(48,980)
Cash and cash equivalents at beginning of year	38,936	19,202	68,182
Cash and cash equivalents at end of year	$ 103,249	$ 38,936	$ 19,202
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest	$ 21,798	$ 29,056	$ 7,743
Income taxes, net of refunds	$ 43,491	$ 88,241	$ 28,114
Non-cash financing activities			
Debt issued for service contract assets	$ 226	$ —	$ —

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

NOTE 1. GENERAL

(a) NATURE OF OPERATIONS

Darling International Inc., a Delaware corporation ("Darling", and together with its subsidiaries, the "Company"), is a leading provider of rendering, used cooking oil and bakery residual recycling and recovery solutions to the nation's food industry. The Company collects and recycles animal by-products, bakery residual and used cooking oil from poultry and meat processors, commercial bakeries, grocery stores, butcher shops, and food service establishments and provides grease trap cleaning services to many of the same establishments. On December 17, 2010, Darling completed its acquisition of Griffin Industries Inc. (which was subsequently converted to a limited liability company) and its subsidiaries ("Griffin") pursuant to the Agreement and Plan of Merger, dated as of November 9, 2010 (the "Merger Agreement"), by and among Darling, DG Acquisition Corp., a wholly-owned subsidiary of Darling ("Merger Sub"), Griffin and Robert A. Griffin, as the Griffin shareholders' representative. Merger Sub was merged with and into Griffin (the "Merger"), and Griffin survived the Merger as a wholly-owned subsidiary of Darling (the "Griffin Transaction"). The Company operates over 120 processing and transfer facilities located throughout the United States to process raw materials into finished products such as protein (primarily meat and bone meal ("MBM") and poultry meal ("PM")), hides, fats (primarily bleachable fancy tallow ("BFT"), poultry grease ("PG") and yellow grease ("YG")) and bakery by-products ("BBP") as well as a range of branded and value-added products. The Company sells these products domestically and internationally, primarily to producers of animal feed, pet food, fertilizer, bio-fuels and other consumer and industrial ingredients including oleo-chemicals, soaps and leather goods for use as ingredients in their products or for further processing. Effective January 2, 2011, as a result of the acquisition of Griffin, the Company's business operations were reorganized into two new segments, Rendering and Bakery, in order to better align its business with the underlying markets and customers that the Company serves. All historical periods have been restated for the changes to the segment reporting structure. The Company's fiscal 2012 and fiscal 2011 year end results include 52 weeks of contribution from the assets acquired in the Griffin Transaction, as compared to 2 weeks of contributions from these assets in fiscal 2010. For additional information on the Company's segments, see Note 20.

(b) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) Basis of Presentation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

(2) Fiscal Year

The Company has a 52/53 week fiscal year ending on the Saturday nearest December 31. Fiscal years for the consolidated financial statements included herein are for the 52 weeks ended December 29, 2012, the 52 weeks ended December 31, 2011, and the 52 weeks ended January 1, 2011.

(3) Cash and Cash Equivalents

The Company considers all short-term highly liquid instruments, with an original maturity of three months or less, to be cash equivalents.

(4) Accounts Receivable and Allowance for Doubtful Accounts

The Company maintains allowances for doubtful accounts for estimated losses resulting from customers' non-payment of trade accounts receivable owed to the Company. These trade receivables arise in the ordinary course of business from sales of raw material, finished product or services to the Company's customers. The estimate of allowance for doubtful accounts is based upon the Company's bad debt experience, prevailing market conditions, and aging of trade accounts receivable, among other factors. If the financial condition of the Company's customers deteriorates, resulting in the customers' inability to pay the Company's receivables as they come due, additional allowances for doubtful accounts may be required.

(5) Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

(6) Long Lived Assets

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciation is computed by the straight-line method over the estimated useful lives of assets: 1) Buildings and improvements, 15 to 30 years; 2) Machinery and equipment, 3 to 10 years; 3) Vehicles, 2 to 6 years; and 4) Aircraft, 7 to 10 years.

Maintenance and repairs are charged to expense as incurred and expenditures for major renewals and improvements are capitalized.

Intangible Assets

Intangible assets with indefinite lives, and therefore, not subject to amortization, consist of trade names acquired in the acquisition of Griffin. Intangible assets subject to amortization consist of: 1) collection routes which are made up of groups of suppliers of raw materials in similar geographic areas from which the Company derives collection fees and a dependable source of raw materials for processing into finished products; 2) permits that represent licensing of operating plants that have been acquired, giving those plants the ability to operate; 3) non-compete agreements that represent contractual arrangements with former competitors whose businesses were acquired; 4) trade names; and 5) royalty, consulting and leasehold agreements. Amortization expense is calculated using the straight-line method over the estimated useful lives of the assets ranging from: 5 to 20 years for collection routes; 10 to 20 years for permits; 3 to 7 years for non-compete covenants; and 15 years for trade names. Royalty, consulting and leasehold agreements are amortized over the term of the agreement.

(7) Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed of

The Company reviews the carrying value of long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset, or related asset group, may not be recoverable from estimated future undiscounted cash flows. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset or asset group to estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. In fiscal 2012, 2011 and 2010 no triggering event occurred requiring that the Company perform testing of its long-lived assets for impairment.

(8) Goodwill

Goodwill and indefinite lived assets are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The Company follows a two-step process for testing impairment. First, the fair value of each reporting unit is compared to its carrying value to determine whether an indication of impairment exists. If impairment is indicated, then the fair value of the reporting unit's goodwill is determined by allocating the unit's fair value of its assets and liabilities (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination. The amount of impairment for goodwill is measured as the excess of its carrying value over its implied fair value.

In fiscal 2012, 2011 and 2010, the fair values of the Company's reporting units containing goodwill exceeded the related carrying value. Goodwill was approximately $381.4 million at December 29, 2012 and December 31, 2011, respectively. See Note 6 for further information on the Company's goodwill.

(9) Environmental Expenditures

Environmental expenditures incurred to mitigate or prevent environmental impacts that have yet to occur and that otherwise may result from future operations are capitalized. Expenditures that relate to an existing condition caused by past operations and that do not contribute to current or future revenues are expensed or charged against established environmental reserves. Reserves are established when environmental impacts have been identified which are probable to require mitigation and/or remediation and the costs are reasonably estimable.

(10) Income Taxes

The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company periodically assesses whether it is more likely than not that it will generate sufficient taxable income to realize its deferred income tax assets. In making this determination, the Company considers all available positive and negative evidence and makes certain assumptions. The Company considers, among other things, its deferred tax liabilities, the overall business environment, its historical earnings and losses, current industry trends and its outlook for future years. Although the Company is unable to carryback any of its net operating losses, based upon recent favorable operating results and future projections, certain net operating losses can be carried forward and utilized and other deferred tax assets will be realized.

(11) Earnings per Share

Basic income per common share is computed by dividing net income by the weighted average number of common shares including non-vested and restricted shares outstanding during the period. Diluted income per common share is computed by dividing net income by the weighted average number of common shares outstanding during the period increased by dilutive common equivalent shares determined using the treasury stock method.

	Net Income per Common Share (in thousands)								
	December 29, 2012			December 31, 2011			January 1, 2011		
	Income	Shares	Per-Share	Income	Shares	Per-Share	Income	Shares	Per-Share
Basic:									
Net income	$ 130,770	117,592	$ 1.11	$169,418	114,924	$ 1.47	$ 44,243	82,854	$ 0.53
Diluted:									
Effect of dilutive securities									
Add: Option shares in the money and dilutive effect of nonvested stock	—	806	—	—	972	—	—	778	—
Less: Pro-forma treasury shares	—	(309)	—	—	(371)	—	—	(389)	—
Diluted:									
Net income	$ 130,770	118,089	$ 1.11	$169,418	115,525	$ 1.47	$ 44,243	83,243	$ 0.53

For fiscal 2012, 2011 and 2010, respectively, 207,890, 63,272 and 87,843 outstanding stock options were excluded from diluted income per common share as the effect was antidilutive. For fiscal 2012, 2011 and 2010, respectively, 105,486, 330,268 and 75,714 non-vested stock were excluded from diluted income per common share as the effect was antidilutive.

(12) Stock Based Compensation

The Company recognizes compensation expense in an amount equal to the fair value of the share-based payments (e.g., stock options and non-vested and restricted stock) granted to employees or by incurring liabilities to an employee or other supplier (a) in amounts based, at least in part, on the price of the entity's shares or other equity instruments, or (b) that require or may require settlement by issuing the entity's equity shares or other equity instruments.

Total stock-based compensation recognized in the statements of operations for the years ended December 29, 2012, December 31, 2011 and January 1, 2011 was approximately \$8.9 million, \$4.9 million and \$2.8 million, respectively, which is included in selling, general and administrative costs, and the related income tax benefit recognized was approximately \$3.5 million, \$1.9 million and \$1.1 million, respectively. See Note 13 for further information on the Company's stock-based compensation plans.

The benefits of tax deductions in excess of recognized compensation cost are reported as a financing cash flow. For the year ended December 29, 2012, December 31, 2011 and January 1, 2011 the Company recognized \$2.7 million, \$1.1 million and \$0.2 million as an increase in financing cash flows.

(13) Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

If it is at least reasonably possible that the estimate of the effect on the financial statements of a condition, situation, or set of circumstances that exist at the date of the financial statements will change in the near term due to one or more future confirming events and the effect of the change would be material to the financial statements, the Company will disclose the nature of the uncertainty and include an indication that it is at least reasonably possible that a change in the estimate will occur in the near term. If the estimate involves certain loss contingencies the disclosure will also include an estimate of the probable loss or range of loss or state that an estimate cannot be made.

(14) Financial Instruments

The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximates fair value due to the short maturity of these instruments. The Company's has no term debt outstanding at December 29, 2012. At December 31, 2011, the term loan had a fair value of approximately \$30.9 million compared to a carrying amount of \$30.0 million. The carrying amount for the Company's other debt is not deemed to be significantly different than the amount recorded and all other financial instruments have been recorded at fair value as disclosed in Note 17.

(15) Derivative Instruments

The Company makes limited use of derivative instruments to manage cash flow risks related to interest expense, natural gas usage, diesel fuel usage, inventory and forecasted sales. The Company does not use derivative instruments for trading purposes. Interest rate swaps are entered into with the intent of managing overall borrowing costs by reducing the potential impact of increases in interest rates on floating-rate long-term debt. Natural gas swaps and options are entered into with the intent of managing the overall cost of natural gas usage by reducing the potential impact of seasonal weather demands on natural gas that increases natural gas prices. Heating oil swaps are entered into with the intent of managing the overall cost of diesel fuel usage by reducing the potential impact of seasonal weather demands on diesel fuel that increases diesel fuel prices. Inventory swaps and options are entered into with the intent of managing seasonally high concentrations of MBM, PM, BFT, PG, YG and BBP inventories by reducing the potential impact of changing prices. Corn options are entered into with the intent of managing forecasted sales of BBP by reducing the impact of changing prices. At December 29, 2012, the Company had natural gas swaps and corn options outstanding that qualified and were designated for hedge accounting as well as natural gas swaps, heating oil swaps and options and corn options and future contracts that did not qualify and were not designated for hedge accounting.

Entities are required to report all derivative instruments in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, on the reason for holding the instrument. If certain conditions are met, entities may elect to designate a derivative instrument as a hedge of exposures to changes in fair value, cash flows or foreign currencies. If the hedged exposure is a cash flow exposure, the effective portion of the gain or loss on the derivative instrument is reported initially as a component of other comprehensive income (outside of earnings) and is subsequently reclassified into earnings when the forecasted transaction affects earnings. Any amounts excluded from the assessment of hedge effectiveness as well as the ineffective portion of the gain or loss is reported in earnings immediately. If the derivative instrument is not designated as a hedge, the gain or loss is recognized in earnings in the period of change.

(16) Revenue Recognition

The Company recognizes revenue on sales when products are shipped and the customer takes ownership and assumes risk of loss. Certain customers may be required to prepay prior to shipment in order to maintain payment protection against certain foreign and domestic sales. These amounts are recorded as unearned revenue and recognized when the products have shipped and the customer takes ownership and assumes risk of loss. The Company has formula arrangements with certain suppliers whereby the charge or credit for raw materials is tied to published finished product commodity prices after deducting a fixed processing fee incorporated into the formula and is recorded as a cost of sale by line of business. The Company recognizes revenue related to grease trap servicing in the month the trap service occurs.

(17) Related Party Transactions

The Company announced on January 21, 2011 that a wholly-owned subsidiary of Darling entered into a limited liability company agreement with a wholly-owned subsidiary of Valero Energy Corporation ("Valero") to form Diamond Green Diesel Holdings LLC (the "Joint Venture'). The Company has related party sale transactions with the Joint Venture. Additionally, Darling through its wholly-owned subsidiary Griffin, leases two real properties located in Butler, Kentucky and real properties located in each of Jackson, Mississippi and Henderson, Kentucky from Martom Properties, LLC, an entity owned in part by Martin W. Griffin, the Company's Executive Vice President – Co-Chief Operations Officer. See Note 9 and Note 22 for further information on the Company's related party transactions.

(18) Reclassification

Certain prior year immaterial amounts have been reclassified to conform to the current year presentation.

(19) Subsequent Events

The Company has evaluated subsequent events from the end of the most recent fiscal year through the date the consolidated financial statements were issued.

NOTE 2. ACQUISITIONS

On December 17, 2010, Darling completed its acquisition of all of the shares of Griffin pursuant to the Griffin Transaction. The Griffin Transaction increased Darling's capabilities by growing volumes, diversifying the raw material supplies, increasing the ability to better serve the Company's customers and suppliers and providing new opportunities for business growth on a national platform.

The amount of Griffin's revenue and earnings included in the Company's consolidated statement of operations for the year ended January 1, 2011 were $27.7 million and $1.9 million, respectively.

As a result of the Griffin Transaction, effective December 17, 2010, the Company began including the operations of Griffin into the Company's consolidated financial statements. The following table presents selected pro forma information, for comparative purposes, assuming the Griffin Transaction had occurred on January 4, 2009 for the periods presented (unaudited) (in thousands, except per share data):

	January 1, 2011
Net sales	$ 1,339,589
Income from continuing operations	133,184
Net income	85,344
Earnings per share	
Basic	$ 0.92
Diluted	$ 0.91

The selected unaudited pro forma information is not necessarily indicative of the consolidated results of operations for future periods or the results of operations that would have been realized had the Griffin Transaction actually occurred on January 4, 2009.

Total consideration paid in the Griffin Transaction was approximately $872.2 million, comprised of $740.5 million in cash, the issuance of approximately 10.0 million shares of Darling common stock (valued at the fair market value at the closing of $13.06 or approximately $130.6 million), a $16.3 million escrow receivable for certain over funding of working capital, a $13.6 million accrued expense for the Company's election to step up the tax basis of the assets acquired in the Griffin Transaction and a long-term liability of approximately $3.8 million of contingent consideration for the true-up adjustment as further described below. During fiscal 2011 working capital adjustments were made between bakery goodwill and accounts receivable of approximately $1.7 million , between rendering goodwill and accrued expense of approximately $2.0 million, between bakery and rendering goodwill and accounts payable of approximately $0.3 million, and the Company received approximately $16.4 million from escrow representing the $16.3 million escrow receivable recorded for certain over funding of working capital and other immaterial amounts. Additionally, the Company paid approximately $13.8 million to the former Griffin shareholders for the Company's election under Section 338(h)(10) of the Internal Revenue Code, an increase of approximately $0.2 million from the original $13.6 million accrual. The tax benefit from the step up in the tax basis of the Griffin assets is expected to occur over a period of approximately 15 years. However, there can be no assurance that the Company will generate sufficient income to take advantage of these possible tax deductions. Further, there could be changes in the tax law that could erode the value of the increased tax basis of the Griffin assets. The tax benefits that may be received by the Company as a result of the Section 338(h)(10) election will have no impact on the Company's earnings and will impact cash flows only to the extent that the Company has taxable income that is offset by depreciation and amortization deductions on the Griffin assets. The cash consideration in the Griffin Transaction was funded primarily through borrowings under the Company's credit agreement and the sale of senior notes as further discussed in Note 10. The shares issued in the Griffin Transaction were issued on terms set forth in the rollover agreement, dated as ofNovember 9, 2010 (the "Rollover Agreement"), by and among Darling, certain of Griffin's shareholders who qualify as "accredited investors" (the "Rollover Shareholders") pursuant to Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended (the "Securities Act"), and Robert A. Griffin, as such shareholders' representative to the Rollover Shareholders.

The Rollover Agreement provided for a true-up adjustment in which additional cash of up to $15.0 million could have been paid by Darling if on the True-Up Date (the last day of the 13th full consecutive month following the closing of the Merger), the True-up Market Price (as defined in the Rollover Agreement) had been less than $10.002. If the True-Up Market Price exceeds $10.002, no additional consideration is required to be paid. The Company initially valued this contingent consideration at fair value of approximately $3.8 million based on the probability that the Company's stock would be less than the True-up Market Price as defined above. At December 31, 2011, the contingent consideration was revalued to a value of zero as it was considered almost certain that the True-Up Market Price on January 31, 2012 would exceed $10.002 as defined in the Rollover Agreement. On January 31, 2012, the True-up Market Price exceeded $10.002 and therefore, no adjustment was paid under the Rollover Agreement.

The Company also incurred costs as part of the Griffin Transaction for consulting, legal and financing in the amount of approximately $37.7 million of which $10.6 million was expensed as acquisition costs and approximately $3.1 million was recorded as interest expense. Additionally, approximately $24.0 million was capitalized as deferred loan costs, which are included in other assets on the Company's consolidated balance sheets in fiscal 2010.

The following table summarizes the fair value of the assets acquired and liabilities assumed in the Griffin Transaction as of December 17, 2010 (in thousands):

Cash	$ 350
Accounts receivable	33,872
Inventory	22,623
Other current assets	2,558
Other assets	3,103
Deferred tax asset	2,538
Identifiable intangibles	349,775
Property and equipment	234,115
Goodwill	294,669
Accounts payable	(46,275)
Accrued expenses	(14,127)
Other liabilities	(11,004)
Purchase price	$ 872,197

The $294.7 million of goodwill was assigned to the rendering and bakery segments in the amounts of $241.5 million and $53.2 million, respectively. Of the total amount, $294.7 million is expected to be deductible for tax purposes. Identifiable intangibles include trade names with indefinite lives of approximately $92.0 million and definite lived intangible assets including trade names of approximately $0.5 million with a weighted average useful life of 15 years, $228.4 million in permits with a weighted average useful life of 13 years, $25.1 million in routes with a weighted average useful life of 5 years, and $3.8 million in non-compete and leasehold agreements with a useful life of 5 years.

The Company notes the acquisitions discussed below are not considered related businesses, therefore are not required to be treated as a single business combination. Pro forma results of operations for these acquisitions have not been presented because the effect of each acquisition individually is not deemed material to revenues and net income of the Company for any fiscal period presented.

On June 8, 2012, the Company completed its acquisition of substantially all of the assets of RVO BioPur, LLC ("BioPur") for approximately $3.0 million including property plant and equipment of $0.6 million and intangible assets of $2.4 million. Headquartered in Waterbury, Connecticut, BioPur provides used cooking oil collection and grease trap services to restaurants and food service establishments in the New England area of the Company's existing East coast operations. The identifiable intangibles have a weighted average life of nine years.

On May 28, 2010, the Company acquired certain rendering business assets from Nebraska By-Products, Inc. for approximately $15.3 million. The purchase was accounted for as an asset purchase pursuant to the terms of the asset purchase agreement between the Company and Nebraska By-Products, Inc. and affiliated companies (the "Nebraska Transaction"). The assets acquired in the Nebraska Transaction will increase the Company's rendering portfolio and better serve the Company's customers within the rendering segment.

Effective May 28, 2010, the Company began including the operations of the Nebraska Transaction into the Company's consolidated financial statements. The Company paid approximately $15.3 million in cash for assets and assumed liabilities consisting of property, plant and equipment of $9.6 million, intangible assets of $2.8 million, goodwill of $2.8 million and other of $0.1 million on the closing date. The goodwill from the Nebraska Transaction was assigned to the rendering segment and is expected to be deductible for tax purposes. The identifiable intangibles have a weighted average life of eleven years.

On August 25, 2008, Darling completed the acquisition of substantially all of the assets of API Recycling's used cooking oil collection business (the "API Transaction"). The API Transaction included additional consideration that could be required to be paid each anniversary by the Company, if certain average market prices are achieved over the three years following the anniversary of the closing of the API Transaction, less on a prorata basis a long term receivable recorded at closing. During fiscal 2011, the Company paid approximately $1.3 million representing additional consideration of $1.6 million recorded as goodwill less approximately $0.3 million representing a reduction of the long term receivable.

NOTE 3. INVENTORIES

A summary of inventories follows (in thousands):

	December 29, 2012	December 31, 2011
Finished product	$ 60,064	$ 46,106
Supplies and other	5,001	4,724
	$ 65,065	$ 50,830

NOTE 4. PROPERTY, PLANT AND EQUIPMENT

A summary of property, plant and equipment follows (in thousands):

	December 29, 2012	December 31, 2011
Land	$ 49,619	$ 46,386
Buildings and improvements	129,243	117,505
Machinery and equipment	414,535	372,988
Vehicles	97,198	90,651
Aircraft	18,465	11,650
Construction in process	71,068	39,442
	780,128	678,622
Accumulated depreciation	(326,201)	(278,400)
	$ 453,927	$ 400,222

NOTE 5. INTANGIBLE ASSETS

The gross carrying amount of intangible assets not subject to amortization and intangible assets subject to amortization is as follows (in thousands):

	December 29, 2012	December 31, 2011
Indefinite Lived Intangible Assets		
Trade Names	$ 92,002	$ 92,002
	92,002	92,002
Finite Lived Intangible Assets:		
Routes	61,951	95,567
Permits	251,550	251,413
Non-compete agreements	3,654	5,018
Trade Names	539	539
Royalty, consulting and leasehold	727	739
	318,421	353,276
Accumulated Amortization:		
Routes	(27,681)	(55,333)
Permits	(43,209)	(24,386)
Non-compete agreements	(1,525)	(2,162)
Trade Names	(73)	(37)
Royalty, consulting and leasehold	(533)	(446)
	(73,021)	(82,364)
Total Intangible assets, less accumulated amortization	$ 337,402	$ 362,914

Gross intangible routes and non-compete agreements decreased in fiscal 2012 by approximately $37.4 million due to asset retirements. Amortization expense for the three years ended December 29, 2012, December 31, 2011 and January 1, 2011, was approximately $28.1 million, $28.0 million and $5.6 million, respectively. Amortization expense for the next five fiscal years is estimated to be $27.8 million, $27.8 million, $27.3 million, $22.0 million and $21.4 million.

NOTE 6. GOODWILL

Changes in the carrying amount of goodwill (in thousands):

	Rendering	Bakery	Total
Balance at December 31, 2011			
Goodwill	$ 344,133	$ 53,150	$ 397,283
Accumulated impairment losses	(15,914)	—	(15,914)
	328,219	53,150	381,369
Goodwill acquired during year	—	—	—
Impairment losses	—	—	—
Balance at December 29, 2012			
Goodwill	344,133	53,150	397,283
Accumulated impairment losses	(15,914)	—	(15,914)
	$ 328,219	$ 53,150	$ 381,369

Certain of the Company's rendering facilities are highly dependent on one or few suppliers. It is reasonably possible that certain of those suppliers could cease their operations or choose a competitor's services, which could have a significant impact on these facilities.

The process of evaluating goodwill for impairment involves the determination of the fair value of the Company's reporting units. In fiscal 2012, fiscal 2011 and fiscal 2010, the fair values of the Company's reporting units containing goodwill exceeded the related carrying value.

NOTE 7. INVESTMENT IN UNCONSOLIDATED SUBSIDIARY

The Company announced on January 21, 2011 that a wholly-owned subsidiary of Darling entered into a limited liability company agreement with Valero to form the Joint Venture. The Joint Venture is owned 50% / 50% with Valero and was formed to design, engineer, construct and operate a renewable diesel plant (the "Facility"), which will be capable of producing approximately 9,300 barrels per day of renewable diesel fuel and certain other co-products, to be located adjacent to Valero's refinery in Norco, Louisiana. The Joint Venture is in the process of constructing the Facility under an engineering, procurement and construction contract that is intended to fix the Company's maximum economic exposure for the cost of the Facility, without regard to project scope changes. Construction of the Facility is substantially complete with the phased commissioning of the Facility currently anticipated to be in the second quarter 2013.

On May 31, 2011, the Joint Venture and Diamond Green Diesel LLC, a wholly-owned subsidiary of the Joint Venture ("Opco"), entered into (i) a facility agreement (the "Facility Agreement") with Diamond Alternative Energy, LLC, a wholly-owned subsidiary of Valero (the "Lender"), and (ii) a loan agreement (the "Loan Agreement") with the Lender, which will provide the Joint Venture with a 14 year multiple advance term loan facility of approximately $221,300,000 (the "JV Loan") to support the design, engineering and construction of the Facility, which is now in the final stages of construction. The Facility Agreement and the Loan Agreement prohibit the Lender from assigning all or any portion of the Facility Agreement or the Loan Agreement to unaffiliated third parties. Opco has also pledged substantially all of its assets to the Lender, and the Joint Venture has pledged all of Opco's equity interests to the Lender, until the JV Loan has been paid in full and the JV Loan has terminated in accordance with its terms.

Pursuant to sponsor support agreements executed in connection with the Facility Agreement and the Loan Agreement, each of the Company and Valero are committed to contributing approximately $93.2 million of the estimated aggregate costs of approximately $407.7 million for the completion of the Facility. The Company is also required to pay for 50% of any cost overruns incurred in connection with the construction of the Facility, including relating to any project scope changes and working capital funding. As of the date of this report, it is anticipated that the project will incur an additional $17.3 million in costs related to project scope changes, of which the Company will be responsible for 50%. As of December 29, 2012 under the equity method of accounting, the Company has an investment in the Joint Venture of approximately $62.5 million on the consolidated balance sheet and has recorded approximately $2.7 million and $1.6 million in losses in the unconsolidated subsidiary for the years ended December 29, 2012 and December 31, 2011, respectively.

NOTE 8. ACCRUED EXPENSES

Accrued expenses consist of the following (in thousands):

	December 29, 2012	December 31, 2011
Compensation and benefits	$ 36,087	$ 28,100
Utilities and sewage	5,114	4,992
Accrued income, ad valorem, and franchise taxes	4,817	2,164
Reserve for self insurance, litigation, environmental and tax matters (Note 19)	8,810	9,214
Medical claims liability	4,671	5,579
Other accrued expense	18,089	16,796
	$ 77,588	$ 66,845

NOTE 9. LEASES

The Company leases ten processing plants and storage locations, land surrounding certain processing plants, three office locations and a portion of its transportation equipment under operating leases. Leases are noncancellable and expire at various times through the year 2040. Minimum rental commitments under noncancellable leases as of December 29, 2012, are as follows (in thousands):

Period Ending Fiscal	Operating Leases
2013	$ 17,715
2014	15,056
2015	12,267
2016	10,347
2017	8,494
Thereafter	26,453
Total	$ 90,332

Darling through its wholly-owned subsidiary Griffin, leases two real properties located in Butler, Kentucky and real properties located in each of Jackson, Mississippi and Henderson, Kentucky from Martom Properties, LLC, an entity owned in part by Martin W. Griffin, the Company's Executive Vice President – Co-Chief Operations Officer. See Note 22 for further information on the Company's related party lease transactions.

Rent expense for the fiscal years ended December 29, 2012, December 31, 2011 and January 1, 2011 was $12.6 million, $12.3 million and $9.7 million, respectively.

NOTE 10. DEBT

Credit Facilities

Senior Secured Credit Facilities. On December 17, 2010, the Company entered into a credit agreement (the "Credit Agreement") in connection with the Griffin Transaction, consisting of a five-year senior secured revolving loan facility and a six-year senior secured term loan facility. On March 25, 2011, the Company amended its Credit Agreement to increase the aggregate available principal amount under the revolving loan facility from $325.0 million to $415.0 million (approximately $75.0 million of which will be available for a letter of credit sub-facility and $15.0 million of which will be available for a swingline sub-facility) and to add additional stepdowns to the pricing grid providing lower spread margins to the applicable base or Libor rate under the Credit Agreement based on defined leverage ratio levels. As of December 29, 2012, the Company had availability of $384.9 million under the revolving loan facility, taking into account no outstanding borrowings and letters of credit issued of $30.1 million. As of December 29, 2012, the Company had repaid all of the original $300.0 million term loan issued under the Credit Agreement, including $30.0 million repaid in fiscal 2012 and $270.0 million repaid in fiscal 2011. The amounts that have been repaid on the term loan may not be reborrowed. As a result of the term loan payments, the Company incurred a write-off of its senior term loan facilities deferred loan costs of approximately $0.7 million and $4.9 million during the fiscal year ending December 29, 2012 and December 31, 2011, respectively, which is included in interest expense. The revolving credit facility has a five-year term ending December 17, 2015. The Company used the proceeds of the term loan facility and a portion of the revolving loan facility to pay a portion of the consideration of its acquisition of Griffin, to pay related fees and expenses and to provide for working capital needs and general corporate purposes.

The Credit Agreement allows for borrowings at per annum rates based on the following loan types. With respect to any revolving facility loan, i) an alternate base rate means a rate per annum equal to the greatest of (a) the prime rate (b) the federal funds effective rate (as defined in the Credit Agreement) plus ½ to 1% and (c) the adjusted London Inter-Bank Offer Rate ("LIBOR") for a month interest period plus 1%, plus in each case, a margin determined by reference to a pricing grid under the Credit Agreement and adjusted according to the Company's adjusted leverage ratio, and, ii) Eurodollar rate loans bear interest at a rate per annum based on the then applicable LIBOR multiplied by the statutory reserve rate plus a margin determined by reference to a pricing grid and adjusted according to the Company's adjusted leverage ratio. With respect to an alternate base rate loan that is a term loan, at no time will the alternate base rate be less than 2.50% per annum, plus the term loan alternate base rate margin of 2.50%. With respect to a LIBOR loan that is a term loan, at no time will the LIBOR rate applicable to the term loans (before giving effect to any adjustment for reserve requirements) be less than 1.50% per annum, plus the term loan LIBOR margin of 3.50%.

The Credit Agreement contains various customary representations and warranties by the Company, which include customary use of materiality, material adverse effect and knowledge qualifiers. The Credit Agreement also contains (a) certain affirmative covenants that impose certain reporting and/or performance obligations on the Company, (b) certain negative covenants that generally prohibit, subject to various exceptions, the Company from taking certain actions, including, without limitation, incurring indebtedness, making investments, incurring liens, paying dividends, and engaging in mergers and consolidations, sale leasebacks and sales of assets, (c) financial covenants such as maximum total leverage ratio and a minimum fixed charge coverage ratio and (d) customary events of default (including a change of control). Obligations under the Credit Agreement may be declared due and payable upon the occurrence of such customary events of default.

On December 17, 2010, the Company repaid the balance plus accrued interest on the term facility under the former credit agreement and incurred a write-off of deferred loan costs of approximately $0.9 million.

Senior Notes. On December 17, 2010, Darling issued $250.0 million aggregate principal amount of its 8.5% Senior Notes due 2018 (the "Restricted Notes") under an indenture with U.S. Bank National Association, as trustee. Darling used the net proceeds from the sale of the Restricted Notes to finance in part the cash portion of the purchase price paid in connection with Darling's acquisition of Griffin. The Company will pay 8.5% annual cash interest on the Restricted Notes on June 15 and December 15 of each year. Other than for extraordinary events such as change of control and defined assets sales, the Company is not required to make any mandatory redemption or sinking fund payments on the Restricted Notes.

The original holders of the Restricted Notes were given the benefit of registration rights pursuant to a registration rights agreement (the "Notes Registration Rights Agreement") with the representative of the initial purchasers. In accordance with the terms of the Notes Registration Rights Agreement, on June 15, 2011, the Company filed a registration statement on Form S-4 to offer to exchange all outstanding Restricted Notes for $250.0 million 8.5% Senior Notes due 2018 (the "Exchange Notes" and collectively with the Restricted Notes, the "Notes"). The exchange offer was made effective June 27, 2011 and expired July 27, 2011 with the Company offering to exchange all outstanding Restricted Notes that were validly tendered and not withdrawn prior to the expiration or termination of the exchange offer for an equal principal amount of the applicable Exchange Notes. All of the Notes have been exchanged. The terms of the Exchange Notes are substantially identical in all material respects to those of the applicable outstanding Restricted Notes, except that transfer restrictions, registration rights and additional interest provisions relating to the Restricted Notes do not apply to the Exchange Notes. The Exchange Notes have been issued under the same indenture as the Restricted Notes. The Company did not receive any proceeds from the exchange offer. The

Exchange Notes may be sold in the over-the-counter market, in negotiated transactions or through a combination of such methods. The Company does not plan to list the Notes on a national market.

The Company may at any time and from time to time purchase Notes in the open market or otherwise. The Notes are redeemable, in whole or in part, at any time on or after December 15, 2014 at the redemption prices specified in the indenture. Prior to December 15, 2014, the Company may redeem all of the Notes at a redemption price of 100% of the principal amount of the Notes redeemed, plus accrued and unpaid interest to the redemption date and an applicable premium as specified in the indenture.

On and after December 15, 2014, the Company may redeem all or, from time to time, a part of the Notes (including any additional Notes) upon not less than 30 nor more than 60 days' notice, at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest on the Notes, if any, to the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the twelve-month period beginning on December 15 of the years indicated below:

Year	Percentage
2014	104.250%
2015	102.125%
2016 and thereafter	100.000%

In addition, until December 15, 2013, the Company may, at its option, redeem up to 35% of the original principal amount of the Notes and any issuance of additional Notes with the net cash proceeds of one or more equity offerings at a redemption price equal to 108.5% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date, subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date; provided that at least 65% of the original principal amount of the Notes and any issuance of additional Notes remains outstanding immediately after each such redemption; provided further that the redemption occurs within 90 days after the closing of such equity offering.

The indenture contains covenants limiting Darling's ability and the ability of its restricted subsidiaries to, among other things; incur additional indebtedness or issue preferred stock; pay dividends on or make other distributions or repurchase of Darling's capital stock or make other restricted payments; create restrictions on the payment of dividends or other amounts from Darling's restricted subsidiaries to Darling or Darling's other restricted subsidiaries; make loans or investments; enter into certain transactions with affiliates; create liens; designate Darling's subsidiaries as unrestricted subsidiaries; and sell certain assets or merge with or into other companies or otherwise dispose of all or substantially all of Darling's assets.

The indenture also provides for customary events of default, including, without limitation, payment defaults, covenant defaults, cross acceleration defaults to certain other indebtedness in excess of specified amounts, certain events of bankruptcy and insolvency and judgment defaults in excess of specified amounts. If any such event of default occurs and is continuing under the indenture, the Trustee or the holders of at least 25% in principal amount of the total outstanding Notes may declare the principal, premium, if any, interest and any other monetary obligations on all the then outstanding Notes issued under the indenture to be due and payable immediately.

The Credit Agreement and the Notes consisted of the following elements at December 29, 2012 and December 31, 2011, respectively (in thousands):

	December 29, 2012	December 31, 2011
Senior Notes		
8.5% Senior Notes due 2018	$ 250,000	$ 250,000
Credit Agreement:		
Term Loan	$ —	$ 30,000
Revolving Credit Facility:		
Maximum availability	$ 415,000	$ 415,000
Borrowings outstanding	—	—
Letters of credit issued	30,119	23,440
Availability	$ 384,881	$ 391,560

In connection with the Credit Agreement and the Notes the Company incurred approximately $24.0 million of deferred loan costs.

The obligations under the Credit Agreement are guaranteed by Darling National, Griffin, and its subsidiary, Craig Protein Division, Inc ("Craig Protein"") and are secured by substantially all of the property of the Company, including a pledge of 100% of the stock of all material domestic subsidiaries and 65% of the capital stock of certain foreign subsidiaries. The Notes are guaranteed on an unsecured basis by Darling's existing restricted subsidiaries, including Griffin and all of its subsidiaries, other than Darling's foreign subsidiaries, its captive insurance subsidiary and any inactive subsidiary with nominal assets. The Notes rank equally in right of payment to any existing and future senior debt of Darling. The Notes will be effectively junior to existing and future secured debt of Darling and the guarantors, including debt under the Credit Agreement, to the extent of the value of assets securing such debt. The Notes will be structurally subordinated to all of the existing and future liabilities (including trade payables) of each of the subsidiaries of Darling that do not guarantee the Notes. The guarantees by the Guarantors (the "Guarantees") rank equally in right of payment to any existing and future senior indebtedness of the guarantors. The Guarantees will be effectively junior to existing and future secured debt of the Guarantors including debt under the Credit Agreement, to the extent the value of the assets securing such debt. The Guarantees will be structurally subordinated to all of the existing and future liabilities (including trade payables) of each of the subsidiaries of each Guarantor that do not guarantee the Notes.

As of December 29, 2012, the Company believes it is in compliance with all of the financial covenants, as well as all of the other covenants contained in the Credit Agreement and Indenture.

Debt consists of the following (in thousands):

	December 29, 2012	December 31, 2011
Credit Agreement:		
Revolving Credit Facility	$ —	$ —
Term Loan	—	30,000
8.5% Senior Notes due 2018	250,000	250,000
Other Notes	224	30
	250,224	280,030
Less Current Maturities	82	10
	$ 250,142	$ 280,020

Maturities of long-term debt at December 29, 2012 follow (in thousands):

	Contractual Debt Payment
2013	$ 82
2014	87
2015	55
2016	—
2017	—
thereafter	250,000
	$ 250,224

The Company entered into a Bridge Facility (the "Bridge Facility") commitment with the parties to the Senior Secured Facilities in the aggregate principal amount not to exceed $250.0 million. The proceeds of the Bridge Facility if drawn were to be used to finance in part the Griffin Transaction. The Bridge Facility was available to ensure that the Griffin Transaction would close if certain unsecured financing related to the Company's acquisition did not get issued prior to the closing of the Merger. The Company incurred a commitment fee of approximately $3.1 million for the Bridge Facility. The Company recorded the commitment fee as interest expense when the Bridge Facility expired in 2010.

NOTE 11. OTHER NONCURRENT LIABILITIES

Other noncurrent liabilities consist of the following (in thousands):

	December 29, 2012	December 31, 2011
Accrued pension liability (Note 15)	$ 31,278	$ 27,318
Reserve for self insurance, litigation, environmental and tax matters (Note 19)	28,209	28,810
Other	2,052	2,117
	$ 61,539	$ 58,245

NOTE 12. INCOME TAXES

Financial Accounting Standards Board ("FASB") authoritative guidance prescribes accounting for and disclosure of uncertain tax positions ("UTP") and requires application of a more likely than not threshold to the recognition and de-recognition of UTP. FASB authoritative guidance permits recognition of the amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement. A change in judgment related to the expected ultimate resolution of UTP is recognized in earnings in the quarter of change. At December 29, 2012 the Company had no gross unrecognized tax positions. During the year the Company's gross unrecognized tax benefits decreased $0.2 million primarily as a result of settlements with taxing authorities and expiration of statute of limitations. The Company does not reasonably expect any material change to the Company's unrecognized tax positions in the next twelve months. The Company recognizes accrued interest and penalties, as appropriate, related to unrecognized tax benefits as a component of income tax expense.

In fiscal 2012, the Company's major taxing jurisdictions include the U.S. (federal and state). The Company is currently under federal examination by the Internal Revenue Service for fiscal 2009 and fiscal 2010. The Company expects the federal examination to be completed in early 2013. The Company is also currently being examined by several state tax agencies. The Company does not anticipate that any of the federal or state examinations will have a significant impact on the Company's results of operations or financial position. The statute of limitations for the Company's federal and material state returns remains open for examination for tax years 2008 to 2011.

Income tax expense attributable to income from continuing operations before income taxes consists of the following (in thousands):

	December 29, 2012	December 31, 2011	January 1, 2011
Current:			
Federal	$ 54,982	$ 58,903	$ 21,491
State	10,368	13,461	4,356
Foreign	58	467	—
Total current	65,408	72,831	25,847
Deferred:			
Federal	10,015	26,233	256
State	592	3,812	(3)
Total deferred	10,607	30,045	253
	$ 76,015	$ 102,876	$ 26,100

Income tax expense for the years ended December 29, 2012, December 31, 2011 and January 1, 2011, differed from the amount computed by applying the statutory U.S. federal income tax rate to income from continuing operations before income taxes as a result of the following (in thousands):

	December 29, 2012	December 31, 2011	January 1, 2011
Computed "expected" tax expense	$ 72,375	$ 95,303	$ 24,620
State income taxes, net of federal benefit	7,124	11,226	2,959
Section 199 qualified domestic production deduction	(4,830)	(5,306)	(2,079)
Change valuation allowance	254	1	(130)
Other, net	1,092	1,652	730
	$ 76,015	$ 102,876	$ 26,100

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 29, 2012 and December 31, 2011 are presented below (in thousands):

	December 29, 2012	December 31, 2011
Deferred tax assets:		
Loss contingency reserves	$ 10,399	$ 8,867
Employee benefits	5,074	3,380
Pension liability	19,734	19,000
Intangible assets amortization, including taxable goodwill	678	2,957
Other	15,721	10,992
Total gross deferred tax assets	51,606	45,196
Less valuation allowance	(300)	(46)
Net deferred tax assets	51,306	45,150
Deferred tax liabilities:		
Intangible assets amortization, including taxable goodwill	(22,083)	(14,152)
Property, plant and equipment depreciation	(53,772)	(43,472)
Other	(9,457)	(11,194)
Total gross deferred tax liabilities	(85,312)	(68,818)
	$ (34,006)	$ (23,668)
Amounts reported on Consolidated Balance Sheets:		
Current deferred tax asset	$ 12,609	$ 7,465
Non-current deferred tax liability	(46,615)	(31,133)
Net deferred tax liability	$ (34,006)	$ (23,668)

At December 29, 2012, the Company had net operating loss carryforwards for federal income tax purposes of approximately $5.5 million expiring through 2020. The availability of the net operating loss carryforwards to reduce future taxable income is subject to various limitations. As a result of the change in ownership which occurred pursuant to the May 2002 recapitalization, utilization of the net operating loss carryforwards is limited to approximately $0.7 million per year for the remaining life of the net operating losses. Also the Company had U.S. foreign tax credit carryforwards of approximately $0.3 million and state tax carryforwards of approximately $0.6 million, which expire through 2022. As of December 29, 2012, the Company had a valuation allowance of $0.3 million due to uncertainties upon the Company's estimates of income in the various jurisdictions in which it operates and the period over which deferred income tax assets will be recoverable. The realization of net deferred income tax assets as of December 29, 2012, is primarily dependent upon the Company's ability to generate future income and foreign source income in the U.S.

NOTE 13. STOCKHOLDERS' EQUITY AND STOCK-BASED COMPENSATION

On January 27, 2011, the Company entered into an underwritten public offering for 24,193,548 shares of its common stock, at a price to the public of $12.70 per share, pursuant to an effective shelf registration statement. The offering closed on February 2, 2011. In addition, certain former stockholders of Griffin Industries, Inc. (pursuant to such stockholders' contractual registration rights) granted the underwriters a 30-day option, which the underwriters subsequently exercised in full, to purchase from them up to an additional 3,629,032 shares of Darling common stock to cover over-allotments. The Company used the net proceeds of approximately $292.7 million from the offering to repay all of its then outstanding revolver balance and a portion of its term loan facility under the Company's Credit Agreement. Darling did not receive any proceeds from the sale of shares by the former stockholders of Griffin.

On December 21, 2010 a special meeting of the stockholders was held and a proposal to approve an amendment to Darling's restated certificate of incorporation, as amended, to increase the total number of authorized shares of common stock, par value $0.01, from 100,000,000 to 150,000,000 was approved.

On May 8, 2012, the shareholders approved the Company's 2012 Omnibus Incentive Plan (the "2012 Omnibus Plan"). The 2012 Omnibus Plan replaced the Company's 2004 Omnibus Incentive Plan (the "2004 Omnibus Plan") for future grants. Under the 2012 Omnibus Plan, the Company is allowed to grant stock options, stock appreciation rights, non-vested and restricted stock (including performance stock), restricted stock units (including performance units), other stock-based awards, non-employee director awards, dividend equivalents and cash-based awards. There are up to 11,066,544 common shares available under the 2012 Omnibus Plan which may be granted to participants in any plan year (as such term is defined in the 2012 Omnibus Plan). Some of those shares are subject to outstanding awards as detailed in the tables below. To the extent these outstanding awards are forfeited or expire without exercise, the shares will be returned to and available for future grants under the 2012 Omnibus Plan. The 2012 Omnibus Plan's purpose is to attract, retain and motivate employees, directors and third party service providers of the Company and to encourage them to have a financial interest in the Company. The 2012 Omnibus Plan is administered by the Compensation Committee (the "Committee") of the Board of Directors. The Committee has the authority to select plan participants, grant awards, and determine the terms and conditions of such awards as provided in the 2012 Omnibus Plan. The Committee has adopted an executive compensation program that includes a long-term incentive component (the "LTIP") for the Company's key employees, as a subplan under the terms of the 2012 Omnibus Plan. The principal purpose of the LTIP is to encourage the Company's executives to enhance the value of the Company and, hence, the price of the Company's stock and the stockholders' return. In addition, the LTIP is designed to create retention incentives for the individual and to provide an opportunity for increased equity ownership by executives. The Committee awarded dollar value performance based restricted stock and stock option opportunities under the LTIP in each of fiscal 2012, 2011 and 2010 to certain of the Company's key employees, including the Chief Executive Officer and certain of its Executive Vice Presidents. The restricted stock and stock options underlying the LTIP are issued only if a predetermined financial objective is met by the Company. The Company met the financial objective for fiscal 2011 and fiscal 2010 and those shares and options were issued in accordance with the terms of the LTIP. See "Fiscal 2012 Long-Term Incentive Opportunity Awards" below for a discussion of the fiscal 2012 LTIP award opportunities. The Company's stock options granted under the 2012 Omnibus Plan generally terminate 10 years after date of grant. At December 29, 2012, the number of common shares available for issuance under the 2012 Omnibus Plan was 11,016,544.

The following is a summary of stock-based compensation granted during the years ended December 29, 2012, December 31, 2011 and January 1, 2011.

Nonqualified Stock Options. On March 9, 2010, the Company granted 24,000 nonqualified stock options in the aggregate under the 2004 Omnibus Plan to its non-employee directors. The exercise price for March 9, 2010 stock options was $8.21 per share (fair market value at the close of the trading day immediately preceding the grant date). All of the non-employee director stock options vest 25 percent six months after the grant date and 25 percent on each of the first three anniversary dates thereafter. On March 9, 2010, the Company's board of directors granted 53,722 nonqualified stock options in the aggregate under the Company's LTIP to certain of the Company's employees. The exercise price for the March 9, 2010 stock options was $8.21 per share (fair market value at the close of the trading day immediately preceding the grant date). On March 8, 2011, the Company's board of directors granted 73,834 nonqualified stock options in the aggregate under the Company's LTIP to certain of the Company's employees. The exercise price for the March 8, 2011 stock options was $14.50 per share (fair market value at the close of the trading day immediately preceding the grant date). On March 6, 2012, the Company's board of directors granted 135,733 nonqualified stock options in the aggregate under the Company's LTIP to certain of the Company's employees. The exercise price for the March 6, 2012 stock options was $16.98 per share (fair market value at the close of the trading day immediately preceding the grant date). All of these awards vest 25 percent upon grant and 25 percent on each of the first three anniversary dates of the grant thereafter.

Incentive Stock Options. For fiscal 2012, 2011 and 2010 none of the options issued were incentive stock options.

A summary of all stock option activity as of December 29, 2012 and changes during the year ended is presented below.

	Number of shares	Weighted-avg. exercise price per share	Weighted-avg. remaining contractual life
Options outstanding at December 31, 2011	813,134	$ 5.10	
Granted	135,733	16.98	
Exercised	(226,250)	2.73	
Forfeited	—	—	
Expired	—	—	
Options outstanding at December 29, 2012	722,617	$ 8.07	4.8 years
Options exercisable at December 29, 2012	567,738	$ 6.06	3.7 years

The fair value of each stock option grant under the Company's stock option plan was estimated on the date of grant using the Black Scholes option-pricing model with the following weighted average assumptions and results for fiscal 2012, 2011 and 2010.

Weighted Average	2012	2011	2010
Expected dividend yield	0.0%	0.0%	0.0%
Risk-free interest rate	1.14%	2.53%	2.73%
Expected term	5.75 years	5.75 years	5.77 years
Expected volatility	62.0%	61.1%	60.2%
Fair value of options granted	$9.16	$8.26	$4.80

The expected lives for options granted during fiscal 2012, 2011 and 2010 were computed using the simplified method.

At December 29, 2012, $13.7 million of total future equity-based compensation expense (determined using the Black-Scholes option pricing model and Monte Carlo model for non-vested stock grants) related to outstanding non-vested options and stock awards is expected to be recognized over a weighted average period of 1.7 years.

For the year ended December 29, 2012 and December 31, 2011, the amount of cash received from the exercise of options was approximately $0.1 million and $0.5 million, respectively, and the related tax benefits was approximately $2.7 million and $1.1 million, respectively. For the year January 1, 2011, the amount of cash received from the exercise of options was insignificant and the related tax benefits were approximately $0.2 million, respectively. The total intrinsic value of options exercised for the years ended December 29, 2012, December 31, 2011 and January 1, 2011 was approximately $3.3 million, $1.4 million and $0.1 million, respectively. The fair value of shares vested for the years ended December 29, 2012, December 31, 2011 and January 1, 2011 was approximately $8.1 million, $3.7 million and $2.0 million, respectively. At December 29, 2012, the aggregate intrinsic value of options outstanding was approximately $5.6 million and the aggregate intrinsic value of options exercisable was approximately $5.4 million.

Non-Vested Stock Awards. On March 9, 2010, the Company's board of directors granted 241,183 shares of stock under the 2004 Omnibus Plan, 161,183 shares of which were under the Company's LTIP and 80,000 shares of which were granted as a discretionary grants to other employees not part of the Company's LTIP. At the March 9, 2010 grant date 60,296 shares vested immediately and the remaining stock awards vest over the next three anniversary dates of the grants in equal installments. On March 8, 2011, the Company's board of directors granted 221,503 shares of stock all of which were under the Company's LTIP. At the March 8, 2011 grant date 55,376 shares vested immediately and the remaining stock awards vest over the next three anniversary dates of the grants in equal installments. On August 29, 2011, the Company's board of directors made a discretionary grant of 10,878 shares of stock under the 2004 Omnibus Plan to certain key employees. At the August 29, 2011 grant date 2,720 shares vested immediately and the remaining stock awards vest over the next three anniversary dates of the grants in equal installments. On March 6, 2012, the Company's board of directors granted 375,041 shares of stock under the 2004 Omnibus Plan, 300,041 shares of which were under the Company's LTIP and 75,000 shares of which were granted as discretionary grants to other employees not part of the Company's LTIP. At the March 6, 2012 grant date 93,761 shares vested immediately and the remaining stock awards vest over the next three anniversary dates of the grants in equal installments. On May 8, 2012, the Company's board of directors granted 5,000 shares of stock under the 2004 Omnibus Plan to a newly employed officer of the Company. At the May 8, 2012 grant date 1,250 shares vested immediately and the remaining shares vest over the next three anniversary dates of the grant in equal installments. On September 1, 2012, the Company's board of directors granted 50,000 shares of stock under the 2012 Omnibus Plan to the Company's new Chief Financial Officer. At the September 1, 2012 grant date 25,000 shares vested immediately and the remaining shares vest over the next three anniversary dates of the grant in equal installments.

On November 11, 2010, the Company's board of directors approved award opportunities for 640,000 non-vested restricted shares at $12.53 (fair market value at grant date) under the Company's 2010 Special Incentive Program (as more fully described below). These restricted shares vest upon the closing of the Merger and achievement of certain varying market conditions over vesting periods spanning 4 years.

A summary of the Company’s non-vested stock awards as of December 29, 2012, and changes during the year ended is as follows:

	Non-Vested Shares	Weighted Average Grant Date Fair Value
Stock awards outstanding December 31, 2011	954,270	$ 9.18
Shares granted	430,041	16.60
Shares vested	(548,287)	10.30
Shares forfeited	—	—
Stock awards outstanding December 29, 2012	836,024	$ 12.26

Nonemployee Director Restricted Stock Awards. On February 24, 2011, the Company's Board of Directors approved an Amended and Restated Non-Employee Director Restricted Stock Award Plan (the "Director Restricted Stock Plan") pursuant to and in accordance with the 2004 Omnibus Plan in order to attract and retain highly qualified persons to serve as non-employee directors and to more closely align such directors' interests with the interests of the stockholders of the Company by providing a portion of their compensation in the form of Company common stock.

Under the Director Restricted Stock Plan, $60,000 in restricted Company common stock (the "Restricted Stock") will be awarded to each non-employee director on the fourth business day after the Company releases its earnings for its prior completed fiscal year (the "Date of Award"). The amount of restricted stock to be issued will be calculated using the closing price of the Company’s common stock on the third business day after the Company releases its earnings. The Restricted Stock will be subject to a right of repurchase at $0.01 per share upon termination of the holder as a member of the Company's board of directors for cause and will not be transferable. These restrictions will lapse with respect to 100% of the Restricted Stock upon the earliest to occur of (i) ten years after the Date of Award, (ii) a Change of Control (as defined in the 2004 Omnibus Plan), and (iii) termination of the non-employee director's service with the Company, other than for "cause" (as defined in the Director Restricted Stock Plan). On March 6, 2012, the Company issued 21,204 shares of restricted stock in the aggregate to its non-employee directors under the Director Restricted Stock Plan. On March 8, 2011, the Company issued 24,828 shares of restricted stock in the aggregate to its non-employee directors under the Director Restricted Stock Plan. On May 18, 2011, the Company issued 4,652 shares of restricted stock in the aggregate to its two newly elected non-employee directors under the Director Restricted Stock Plan. On March 9, 2010, the Company issued 14,616 shares of restricted stock in the aggregate to its non-employee directors under the Non-Employee Director Restricted Stock Award Plan then in effect.

A summary of the Company's non-employee director restricted stock awards as of December 29, 2012, and changes during the year ended is as follows:

	Restricted Shares	Weighted Average Grant Date Fair Value
Stock awards outstanding December 31, 2011	87,254	$ 7.79
Restricted shares granted	21,204	16.98
Restricted shares where the restriction lapsed	—	—
Restricted shares forfeited	—	—
Stock awards outstanding December 29, 2012	108,458	$ 9.59

Fiscal 2012 Long-Term Incentive Opportunity Awards. The Committee awarded dollar value performance based restricted stock and stock option opportunities under the LTIP for fiscal 2012 to certain of the Company's key employees, including the Chief Executive Officer, the President and certain of its Executive Vice Presidents (the "2012 Restricted Stock and Option Awards"). The restricted stock and stock options underlying the 2012 Restricted Stock and Option Awards are issued only if a predetermined financial objective is met by the Company. The Company met the financial objective for fiscal 2012. Accordingly, in accordance with the terms of the 2012 Restricted Stock and Option Awards, it is anticipated that the restricted stock representing 80% of the potential award and stock options representing 20% of the potential award will be granted and issued to the recipients on the fourth business day after the Company releases its annual financial results for fiscal 2012. The amount of restricted stock and stock options to be issued was predetermined using a discounted per share price. The "Discounted Per Share Price" is derived by discounting the closing market price of the Company's common stock as of the last trading day of the immediately preceding fiscal year to account for forfeiture of the restricted stock based on, among other things, the probability of the failure of the restricted stock to be granted and the failure of the Company to meet the required performance measures. The stock options will have an exercise price equal to the fair market value of the Company's common stock on the third business day after the Company releases its annual financial results.

The above 2012 Restricted Stock and Option Awards were deemed equity classified in fiscal 2012 as the shares are known, but have not yet been granted. The prior year LTIP awards were treated as a liability until the grant date when the number of shares and options to be issued were known, and then it became equity-classified. At December 31, 2011 the Company recorded a liability of approximately $4.0 million on the balance sheet for the long-term incentive opportunities.

2010 Special Incentive Program Awards. On November 11, 2010, the Committee approved a 2010 Special Incentive Program (the "2010 Special Incentive Program") for certain key employees of the Company pursuant to the Company's 2004 Omnibus Plan, conditioned upon the closing of the Merger. Under the 2010 Special Incentive Program, certain key employees (the "Participating Employees") upon successful completion of the Merger became eligible to receive a total of 640,000 shares of restricted stock of which 463,333 shares have been issued as of December 29, 2012. The stock vests upon the closing of the Merger and achievement of certain varying market conditions over vesting periods spanning 4 years. A Participating Employee will not be entitled to receive any grant under these restricted stock awards if such Participating Employee's employment with the Company has terminated, voluntarily or involuntarily, prior to the determination that the conditions to receive such restricted stock award have been fulfilled.

NOTE 14. COMPREHENSIVE INCOME

The Company follows FASB authoritative guidance for reporting and presentation of comprehensive income or loss and its components. Other comprehensive income (loss) is derived from adjustments that reflect pension adjustments, natural gas derivative adjustments, corn option adjustments and interest rate swap derivative adjustments. The components of other comprehensive income (loss) and the related tax impacts for the years ended December 29, 2012, December 31, 2011 and January 1, 2011 are as follows (in thousands):

	Before-Tax Amount	Tax (Expense) or Benefit	Net-of-Tax Amount
Year Ended January 1, 2011			
Defined Benefit Pension Plans			
Actuarial (loss)/gain recognized	$ 589	$ (228)	$ 361
Amortization of actuarial loss	3,131	(1,214)	1,917
Amortization of prior service costs	111	(43)	68
Total defined benefit pension plans	3,831	(1,485)	2,346
Natural gas swap derivatives			
Loss reclassified to net income	161	(62)	99
Loss recognized in other comprehensive income	(257)	99	(158)
Total natural gas derivatives	(96)	37	(59)
Interest Swap derivatives			
Loss reclassified to net income	1,551	(601)	950
Loss recognized in other comprehensive income	(723)	280	(443)
Total interest swap derivatives	828	(321)	507
Other comprehensive income	$ 4,563	$ (1,769)	$ 2,794
Year Ended December 31, 2011			
Defined Benefit Pension Plans			
Actuarial (loss)/gain recognized	$ (19,280)	$ 7,474	$ (11,806)
Amortization of actuarial loss	2,724	(1,056)	1,668
Actuarial prior service cost recognized	(103)	40	(63)
Amortization of prior service costs	90	(35)	55
Total defined benefit pension plans	(16,569)	6,423	(10,146)
Natural gas swap derivatives			
Loss reclassified to net income	441	(170)	271
Loss recognized in other comprehensive income	(1,229)	476	(753)
Total natural gas derivatives	(788)	306	(482)
Interest Swap derivatives			
Loss reclassified to net income	1,163	(451)	712
Other comprehensive income	$ (16,194)	$ 6,278	$ (9,916)
Year Ended December 29, 2012			
Defined Benefit Pension Plans			
Actuarial (loss)/gain recognized	$ (6,768)	$ 2,623	$ (4,145)
Amortization of actuarial loss	4,756	(1,844)	2,912
Amortization of prior service costs	103	(39)	64
Total defined benefit pension plans	(1,909)	740	(1,169)
Natural gas swap derivatives			
Loss reclassified to net income	1,267	(491)	776
Loss recognized in other comprehensive income	(628)	243	(385)
Total natural gas derivatives	639	(248)	391
Corn option derivatives			
Loss recognized in other comprehensive income	317	(123)	194
Total corn options	317	(123)	194
Interest Swap derivatives			
Loss reclassified to net income	260	(101)	159
Other comprehensive income	$ (693)	$ 268	$ (425)

NOTE 15. EMPLOYEE BENEFIT PLANS

The Company has retirement and pension plans covering substantially all of its employees. Most retirement benefits are provided by the Company under separate final-pay noncontributory and contributory defined benefit and defined contribution plans for all salaried and hourly employees (excluding those covered by union-sponsored plans) who meet service and age requirements. Defined benefits are based principally on length of service and earnings patterns during the five years preceding retirement. During the third quarter of fiscal 2011, as part of the initiative to combine the Darling and Griffin retirement benefit programs, the Company's Board of Directors authorized the Company to proceed with the restructuring of its retirement benefit program effective January 1, 2012, to include the closing of Darling's salaried and hourly defined benefit plans to new participants as well as the freezing of service and wage accruals thereunder effective December 31, 2011 (a curtailment of these plans for financial reporting purposes) and the enhancing of benefits under the Company's defined contribution plans. However, the Company-sponsored hourly union plan has not been curtailed.

Effective January 1, 2012, the Griffin hourly 401(k) plan merged into the Darling International Inc. Hourly 401(k) Savings Plan. Effective January 1, 2012, all of the Company's hourly employees are eligible to participate in this plan, which allows for elective deferrals, an employer match equal to 25% up to 6% of a participants deferrals each pay period and an employer contribution based on age (ranging from 2-5% of compensation per year). Previously, the Company's employer match was equal to 100% of the first $10 per pay period deferred by a participant, with a maximum of $520 per year, and an employer contribution equal to $520 per year. Effective January 1, 2012, Darling International Inc.'s Hourly 401(k) Savings Plan accepted the transfer of assets and liabilities of the hourly employees of Griffin that had account balances in the Griffin plans which existed prior to January 1, 2012. The Company's matching portion and annual employer contribution to the Darling International Inc. Hourly 401(k) Savings plan for fiscal 2012, 2011 and 2010 was approximately $2.3 million, $0.7 million and $0.7 million, respectively.

Effective January 1, 2012, the Griffin salaried 401(k) plan merged into the Darling International Inc. Salaried 401(k) Savings Plan, a defined contribution plan, which was amended and now includes an employer match equal to 25% up to 6% of a participants deferrals each pay period and an employer contribution based on age (ranging from 3-6% of compensation per year). Previously, the Darling International Inc. Salaried 401(k) Savings Plan included an employer contribution based on age (ranging from 2-5% of compensation per year). Effective January 1, 2012, Darling International Inc.'s Salaried 401(k) Savings Plan accepted the transfer of assets and liabilities of the salaried employees of Griffin that had account balances in the Griffin plans which existed prior to January 1, 2012. The Company's matching portion and annual employer contribution portion to the Darling International Inc. Salaried 401(k) Savings Plan for fiscal 2012, 2011 and 2010 was approximately $4.9 million, $1.5 million and $1.5 million, respectively.

Under Griffin's old defined contribution plans the Company made matching contributions for fiscal 2011 of approximately $0.5 million and immaterial amounts in fiscal 2010.

The Company recognizes the over-funded or under-funded status of the Company's defined benefit post-retirement plans as an asset or liability in the Company's balance sheet, with changes in the funded status recognized through comprehensive income in the year in which they occur.

The following table sets forth the plans' funded status and amounts recognized in the Company's consolidated balance sheets based on the measurement date (December 29, 2012 and December 31, 2011) (in thousands):

	December 29, 2012	December 31, 2011
Change in projected benefit obligation:		
Projected benefit obligation at beginning of period	$ 123,553	$ 111,376
Service cost	326	1,178
Interest cost	5,451	6,052
Actuarial loss	13,084	18,028
Benefits paid	(4,617)	(4,336)
Effect of curtailment	—	(8,911)
Other	—	166
Projected benefit obligation at end of period	137,797	123,553
Change in plan assets:		
Fair value of plan assets at beginning of period	96,235	93,308
Actual return on plan assets	13,026	(3,274)
Employer contribution	1,875	10,537
Benefits paid	(4,617)	(4,336)
Fair value of plan assets at end of period	106,519	96,235
Funded status	(31,278)	(27,318)
Net amount recognized	$ (31,278)	$ (27,318)
Amounts recognized in the consolidated balance sheets consist of:		
Non-current liability	$ (31,278)	$ (27,318)
Net amount recognized	$ (31,278)	$ (27,318)
Amounts recognized in accumulated other comprehensive loss consist of:		
Net actuarial loss	$ 50,714	$ 48,702
Prior service cost	174	277
Net amount recognized (a)	$ 50,888	$ 48,979

(a) Amounts do not include deferred taxes of $19.4 million and $18.6 million at December 29, 2012 and December 31, 2011, respectively.

	December 29, 2012	December 31, 2011
Projected benefit obligation	$ 137,797	$ 123,553
Accumulated benefit obligation	137,797	123,553
Fair value of plan assets	106,519	96,235

Net pension cost includes the following components (in thousands):

	December 29, 2012	December 31, 2011	January 1, 2011
Service cost	$ 326	$ 1,178	$ 1,056
Interest cost	5,451	6,052	5,959
Expected return on plan assets	(6,709)	(6,888)	(6,389)
Net amortization and deferral	4,845	2,814	3,242
Curtailment	14	63	—
Net pension cost	$ 3,927	$ 3,219	$ 3,868

Amounts recognized in accumulated other comprehensive income (loss) for the year ended (in thousands):

	2012	2011
Actuarial (loss)/gain recognized:		
Reclassification adjustments	$ 2,912	$ 1,668
Actuarial (loss)/gain recognized during the period	(4,145)	(11,806)
Prior service (cost) credit recognized:		
Reclassification adjustments	64	55
Prior service cost arising during the period	—	(63)
	$ (1,169)	$ (10,146)

The estimated amount that will be amortized from accumulated other comprehensive loss into net periodic pension cost in fiscal 2013 is as follows (in thousands):

	2013
Net actuarial loss	$ 5,202
Prior service cost	59
	$ 5,261

Weighted average assumptions used to determine benefit obligations were:

	December 29, 2012	December 31, 2011	January 1, 2011
Discount rate	3.90%	4.50%	5.55%
Rate of compensation increase	—%	—%	4.16%

Weighted average assumptions used to determine net periodic benefit cost for the employee benefit pension plans were:

	December 29, 2012	December 31, 2011	January 1, 2011
Discount rate	4.50%	5.55%	5.90%
Rate of increase in future compensation levels	—%	4.16%	4.08%
Expected long-term rate of return on assets	7.35%	7.85%	7.85%

Consideration was made to the long-term time horizon for the plans' benefit obligations as well as the related asset class mix in determining the expected long-term rate of return. Historical returns are also considered, over the long-term time horizon, in determining the expected return. Considering the overall asset mix of approximately 60% equity and 40% fixed income, several years in the last ten years (except for 2008) having strong double digit returns as well as several years of single digit losses, the Company believes it is reasonable to expect a long-term rate of return of 7.35% for the plans' investments as a whole.

Plan Assets

The Company's pension plan weighted-average asset allocations at December 29, 2012 and December 31, 2011, by asset category, are as follows:

Asset Category	Plan Assets at December 29, 2012	Plan Assets at December 31, 2011
Equity Securities	61.3%	59.7%
Debt Securities	38.7%	40.3%
Total	100.0%	100.0%

The investment objectives have been established in conjunction with a comprehensive review of the current and projected financial requirements. The primary investment objectives are: 1) to have the ability to pay all benefit and expense obligations when due; 2) to maximize investment returns within reasonable and prudent levels of risk in order to minimize contributions; and 3) to maintain flexibility in determining the future level of contributions.

Investment results are the most critical element in achieving funding objectives, while reliance on contributions is a secondary element.

The investment guidelines are based upon an investment horizon of greater than ten years; therefore, interim fluctuations are viewed with this perspective. The strategic asset allocation is based on this long-term perspective and the plans' funded status. However, because the participants' average age is somewhat older than the typical average plan age, consideration is given to retaining some short-term liquidity. Analysis of the cash flow projections of the plans indicates that benefit payments will continue to exceed contributions. The results of a thorough asset-liability study completed during 2012 established a dynamic asset allocation glide path (the "Glide Path") by which the plans' asset allocations are determined. The Glide Path designates intervals based on funded status which contain a corresponding allocation to equities/real assets and fixed income. As the plans' funded status improves, the allocations become more conservative, and the opposite is true when the funded status declines.

Based upon the plans' funded status, time horizon, risk tolerances, performance expectations, asset class constraints and asset-liability study results, target asset allocation ranges are as follows:

Fixed Income	35% - 80%
Equities	20% - 65%

The fixed income allocation is primarily invested in corporate and government bonds denominated in U.S. dollar, private and publicly traded mortgages, private placement debt and cash equivalents. The average duration of the issues is managed to closely match the duration of the plans' liabilities. The portfolio is expected to be well-diversified.

The domestic equity allocation is invested in stocks traded on one of the U.S. stock exchanges. Securities convertible into such stocks, convertible bonds and preferred stock, may also be purchased. The majority of the domestic equities are invested in mutual funds that are well-diversified among growth and value stocks categorized in large, mid and small cap asset classes. By definition, small cap investments carry greater risk than large and mid cap, but also are expected to create greater returns over time than large and mid cap. By definition large cap investments carry less risk than small and mid cap, and are expected to return less than small and mid cap over time. By definition mid cap investments fall between small and large cap stocks concerning riskiness and expected return. Small company definitions fluctuate with market levels but generally will be considered companies with market capitalizations between $300 million and $2 billion. The portfolio will be diversified in terms of individual company securities and industries. No individual equity or individual fixed income investment comprised more than 1.5% of the defined benefit plans' total assets (excluding U.S. government issues).

The international equity allocation is invested in companies whose stock is traded outside the U.S. and/or companies that conduct the major portion of their business outside of the U.S. The portfolio may invest in ADR's. The emerging market portion of the international equity investment is held below 10% due to greater volatility in the asset class. The portfolio is well-diversified in terms of companies, industries and countries.

The diversified asset portion of the allocation will invest in securities with a goal to outpace inflation and preserve their value. The securities in this allocation may consist of inflation-indexed bonds, securities of real estate companies, commodity index-linked notes, fixed-income securities, securities of natural resource companies, master limited partnerships, publicly-listed infrastructure companies, and floating rate debt.

All investment objectives are expected to be achieved over a market cycle anticipated to be a period of five to seven years. Reallocations are performed on a monthly basis to retain target allocation ranges. On a quarterly basis the plans' funded status will be recalculated to determine which Glide Path interval allocation is appropriate.

The following table presents fair value measurements for the Company's defined benefit plans' assets as categorized using the fair value hierarchy under FASB authoritative guidance (in thousands):

(In thousands of dollars)	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Balances as December 31, 2011				
Fixed Income:				
Long Term	$ 33,872	$ 33,872	$ —	$ —
Short Term	4,918	4,461	457	—
Equity Securities:				
Domestic equities	47,122	47,122	—	—
International equities	10,323	10,323	—	—
Totals	$ 96,235	95,778	$ 457	$ —
Balances as December 29, 2012				
Fixed Income:				
Long Term	$ 40,255	$ 14,064	$ 26,191	$ —
Short Term	954	542	412	—
Equity Securities:				
Domestic equities	44,997	43,563	1,434	—
International equities	20,313	19,551	762	—
Totals	$ 106,519	$ 77,720	$ 28,799	$ —

During fiscal 2010 the Company increased its pension investment options allowing for investing directly into mutual funds whereby the Company believes it gives the pension plan assets more options and a greater long term return potential. As a result the Company has transferred its pension assets in fiscal 2010 from pooled separate accounts ("PSA") accounts to assets comprised primarily of mutual funds, which are publicly traded in an active market. The particular shares used in the defined benefit plans are either retirement plan shares or A-shares with no loads. The fair value of each mutual fund is based on the market value of the underlying investments. In fiscal 2012, the Glide Path directed the Company to invest in certain PSA's in an effort to minimize the plans' funded status variability as compared to fiscal 2011.

Contributions

The Company's funding policy for employee benefit pension plans is to contribute annually not less than the minimum amount required nor more than the maximum amount that can be deducted for federal income tax purposes. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

Based on current actuarial estimates, the Company expects to make payments of approximately $0.4 million to meet funding requirements for its pension plans in fiscal 2013.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid (in thousands):

Year Ending	Pension Benefits
2013	$ 5,220
2014	5,760
2015	6,030
2016	6,260
2017	6,490
Years 2018 – 2022	36,480

Multiemployer Pension Plans

The Company participates in various multiemployer pension plans which provide defined benefits to certain employees covered by labor contracts. These plans are not administered by the Company and contributions are determined in accordance with provisions of negotiated labor contracts to meet their pension benefit obligations to their participants. The Financial Accounting Standards Board ("FASB") issued guidance requiring companies to provide additional disclosures related to individually significant multiemployer pension plans. The Company's contributions to each individual multiemployer plan represent less than 5% of the total contributions to each such plan. Based on the most currently available information, the Company has determined that, if a withdrawal were to occur, withdrawal liabilities on two of the plans in which the Company currently participates could be material to the Company. The following table provides more detail on these two significant multiemployer plans (contributions in thousands):

Pension Fund	EIN Pension Plan Number	Pension Protection Act Zone Status 2012	Pension Protection Act Zone Status 2011	FIP/RP Status Pending/ Implemented	Contributions 2012	Contributions 2011	Contributions 2010	Expiration Date of Collective Bargaining Agreement
Western Conference of Teamsters Pension Plan	91-6145047 / 001	Green	Green	No	$ 1,371	$ 1,386	$ 1,401	April 2015 (b)
Central States, Southeast and Southwest Areas Pension Plan (a)	36-6044243 / 001	Red	Red	Yes	746	705	630	December 2014 (c)
All other multiemployer plans					1,083	1,009	869	
				Total Company Contributions	$ 3,200	$ 3,100	$ 2,900	

(a) In July 2005 this plan received a 10 year extension from the IRS for amortizing unfunded liabilities.

(b) The Company has several plants that participate in the Western Conference of Teamsters Pension Plan under collective bargaining agreements that require minimum funding contributions. Certain of these agreements have expired and are being renegotiated with others having expiration dates through April 1, 2015.

(c) The Company has several processing plants that participate in the Central States, Southeast and Southwest Areas Pension Plan under collective bargaining agreements that require minimum funding contributions. Certain of these agreements have expired and are being renegotiated with others having expiration dates through December 15, 2014.

With respect to the other multiemployer pension plans in which the Company participates and which are not individually significant, four plans have certified as critical or red zone, one plan has certified as endangered or yellow zone and one plan has certified as seriously endangered or orange zone as defined by the Pension Protection Act of 2006. The Company's portion of contributions to all plans amounted to $3.2 million, $3.1 million and $2.9 million for the years ended December 29, 2012, December 31, 2011 and January 1, 2011, respectively.

In June 2009, the Company received a notice of a mass withdrawal termination and a notice of initial withdrawal liability from a multiemployer plan in which it participated. The Company had anticipated this event and as a result had accrued approximately $3.2 million as of January 3, 2009 based on the most recent information that was probable and estimable for this plan. The plan had given a notice of redetermination liability in December 2009. In fiscal 2010, the Company received further third party information confirming the future payout related to this multiemployer plan. As a result, the Company reduced its liability to approximately $1.2 million. In fiscal 2010, another underfunded multiemployer plan in which the Company participates gave notification of partial withdrawal liability. As of December 29, 2012, the Company has an accrued liability of approximately $1.0 million representing the present value of scheduled withdrawal liability payments under this multiemployer plan. While the Company has no ability to calculate a possible current liability for under-funded multiemployer plans that could terminate or could require additional funding under the Pension Protection Act of 2006, the amounts could be material.

NOTE 16. DERIVATIVES

The Company's operations are exposed to market risks relating to commodity prices that affect the Company's cost of raw materials, finished product prices and energy costs and the risk of changes in interest rates.

The Company makes limited use of derivative instruments to manage cash flow risks related to interest expense, natural gas usage, diesel fuel usage and inventory. The Company does not use derivative instruments for trading purposes. Interest rate swaps are entered into with the intent of managing overall borrowing costs by reducing the potential impact of increases in interest rates on floating-rate long-term debt. Natural gas swaps and options are entered into with the intent of managing the overall cost of natural gas usage by reducing the potential impact of seasonal weather demands on natural gas that increases natural gas prices. Heating oil swaps and options are entered into with the intent of managing the overall cost of diesel fuel usage by reducing the potential impact of seasonal weather demands on diesel fuel that increases diesel fuel prices. Inventory swaps and options are entered into with the intent of managing seasonally high concentrations of MBM, PM, BFT, PG, YG and BBP inventories by reducing the potential impact of changing prices. Corn options and future contracts are entered into with the intent of managing forecasted sales of BBP by reducing the impact of changing prices. At December 29, 2012, the Company had natural gas swaps and corn options outstanding that qualified and were designated for hedge accounting as well as natural gas swaps, heating oil swaps and options and corn options and future contracts that did not qualify and were not designated for hedge accounting.

Entities are required to report all derivative instruments in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, on the reason for holding the instrument. If certain conditions are met, entities may elect to designate a derivative instrument as a hedge of exposures to changes in fair value, cash flows or foreign currencies. If the hedged exposure is a cash flow exposure, the effective portion of the gain or loss on the derivative instrument is reported initially as a component of other comprehensive income (outside of earnings) and is subsequently reclassified into earnings when the forecasted transaction affects earnings. Any amounts excluded from the assessment of hedge effectiveness as well as the ineffective portion of the gain or loss are reported in earnings immediately. If the derivative instrument is not designated as a hedge, the gain or loss is recognized in earnings in the period of change.

Cash Flow Hedges

On May 19, 2006, the Company entered into two interest rate swap agreements that were considered cash flow hedges according to FASB authoritative guidance. In December 2010, as a result of the Merger and entry into a new Credit Agreement the term loan that specifically related to these interest swap transactions was repaid. As such, the Company discontinued the interest rate swaps and paid approximately $2.0 million representing the fair value of these two interest swap transactions at the discontinuance date with the effective portion recorded in accumulated other comprehensive loss to be reclassified to income over the remaining original term of the interest rate swaps which ended April 7, 2012.

In fiscal 2011, the Company entered into natural gas swap contracts that are considered cash flow hedges. Under the terms of the natural gas swap contracts the Company fixed the expected purchase cost of a portion of its plants expected natural gas usage through the second quarter of fiscal 2012. As of December 29, 2012, all of the contracts have expired and settled according to the contracts.

In fiscal 2012, the Company has entered into natural gas swap contracts that are considered cash flow hedges. Under the terms of the natural gas swap contracts the Company fixed the expected purchase cost of a portion of its plants expected natural gas usage into the second quarter of fiscal 2013. As of December 29, 2012, some of the contracts have expired and settled according to the contracts while the remaining contract positions and activity are disclosed below.

In fiscal 2012, the Company entered into corn option contracts that are considered cash flow hedges. Under the terms of the corn option contracts the Company hedged a portion of it's forecasted sales of BBP into the fourth quarter of fiscal 2013. As of December 29, 2012, the contracts positions and activity are disclosed below.

The Company estimates the amount that will be reclassified from accumulated other comprehensive gain at December 29, 2012 into earnings over the next 12 months will be approximately $0.3 million. As of December 29, 2012, approximately $0.3 million of losses have been reclassified into earnings as a result of the discontinuance of cash flow hedges.

The following table presents the fair value of the Company's derivative instruments as of December 29, 2012 and December 31, 2011 (in thousands):

Derivatives Designated as Hedges	Balance Sheet Location	Asset Derivatives Fair Value	
		December 29, 2012	December 31, 2011
Natural gas swaps	Other current assets	$ 11	$ —
Corn options	Other current assets	490	—
Total derivatives designated as hedges		$ 501	$ —
Derivatives not Designated as Hedges			
Corn options and futures	Other current assets	$ 117	$ —
Heating oil swaps	Other current assets	104	6
Total derivatives not designated as hedges		$ 221	$ 6
Total asset derivatives		$ 722	$ 6

Derivatives Designated as Hedges	Balance Sheet Location	Liability Derivatives Fair Value	
		December 29, 2012	December 31, 2011
Natural gas swaps	Accrued expenses	$ 21	$ 669
Total derivatives designated as hedges		$ 21	$ 669
Derivatives not Designated as Hedges			
Natural gas swaps	Accrued Expenses	$ —	$ 143
Corn options and futures	Accrued Expenses	119	—
Heating oil swaps	Accrued Expenses	4	24
Total derivatives not designated as hedges		$ 123	$ 167
Total liability derivatives		$ 144	$ 836

The effect of the Company's derivative instruments on the consolidated financial statements for the fiscal years ended December 29, 2012 and December 31, 2011 are as follows (in thousands):

Derivatives Designated as Cash Flow Hedges	Gain or (Loss) Recognized in OCI on Derivatives (Effective Portion) (a)		Gain or (Loss) Reclassified From Accumulated OCI into Income (Effective Portion) (b)		Gain or (Loss) Recognized in Income On Derivatives (Ineffective Portion and Amount Excluded from Effectiveness Testing) (c)	
	2012	2011	2012	2011	2012	2011
Interest rate swaps	$ —	$ —	$ (260)	$ (1,163)	$ —	$ —
Corn options	317	—	—	—	159	—
Natural gas swaps	(628)	(1,229)	(1,267)	(441)	13	—
Total	$ (311)	$ (1,229)	$ (1,527)	$ (1,604)	$ 172	$ —

(a) Amount recognized in accumulated OCI (effective portion) is reported as accumulated other comprehensive loss of approximately $0.3 million and approximately $1.2 million recorded net of taxes of approximately $0.1 million and approximately $0.5 million for the year ended December 29, 2012 and December 31, 2011, respectively.

(b) Gains and (losses) reclassified from accumulated OCI into income (effective portion) for interest rate swaps and natural gas swaps is included in interest expense and cost of sales, respectively, in the Company's consolidated statements of operations.

(c) Gains and (losses) recognized in income on derivatives (ineffective portion) for interest rate swaps and natural gas swaps is included in other income/(expense), net in the Company's consolidated statements of operations.

At December 29, 2012, the Company had forward purchase agreements in place for purchases of approximately $4.5 million of natural gas and diesel fuel. These forward purchase agreements have no net settlement provisions and the Company intends to take physical delivery. Accordingly, the forward purchase agreements are not subject to the requirements of fair value accounting because they qualify as normal purchases as defined.

NOTE 17. FAIR VALUE MEASUREMENT

FASB authoritative guidance which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements including guidance related to nonrecurring measurements of nonfinancial assets and liabilities.

The following table presents the Company's financial instruments that are measured at fair value on a recurring and nonrecurring basis as of December 29, 2012 and are categorized using the fair value hierarchy under FASB authoritative guidance. The fair value hierarchy has three levels based on the reliability of the inputs used to determine the fair value.

		Fair Value Measurements at December 29, 2012 Using		
(In thousands of dollars)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Derivative assets	$ 722	$ —	$ 722	$ —
Total Assets	722	—	722	—
Liabilities				
Derivative liabilities	144	—	144	—
Senior Notes	287,188	—	287,188	—
Total Liabilities	$ 287,332	$ —	$ 287,332	$ —

Derivative assets consist of the Company's natural gas swap contracts, heating oil swap contracts and corn oil option and futures, which represents the difference between the observable market rates of commonly quoted intervals for similar assets and liabilities in active markets and the fixed swap and option rate considering the instruments term, notional amount and credit risk. See Note 16 Derivatives for breakdown by instrument type.

Derivative liabilities consist of the Company's natural gas swap contracts, heating oil swap contracts and corn option and futures, which represent the difference between the observable market rates of commonly quoted intervals for similar assets and liabilities in active markets and the fixed swap rate considering the instrument's term, notional amount and credit risk. See Note 16 Derivatives for breakdown by instrument type.

The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximates fair value due to the short maturity of these instruments and as such have been excluded from the table above. The carrying amount for the Company's other debt is not deemed to be significantly different than the fair value and all other instruments have been recorded at fair value.

The fair value of the senior notes is based on market quotation from a third-party bank.

NOTE 18. CONCENTRATION OF CREDIT RISK

Concentration of credit risk is limited due to the Company's diversified customer base and the fact that the Company sells commodities. No single customer accounted for more than 10% of the Company's net sales in fiscal years 2012, 2011 and 2010.

NOTE 19. CONTINGENCIES

The Company is a party to several lawsuits, claims and loss contingencies arising in the ordinary course of its business, including assertions by certain regulatory and governmental agencies related to permitting requirements and air, wastewater and storm water discharges from the Company's processing facilities.

The Company's workers compensation, auto and general liability policies contain significant deductibles or self-insured retentions. The Company estimates and accrues its expected ultimate claim costs related to accidents occurring during each fiscal year and carries this accrual as a reserve until these claims are paid by the Company.

As a result of the matters discussed above, the Company has established loss reserves for insurance, environmental and litigation matters. At December 29, 2012 and December 31, 2011, the reserves for insurance, environmental and litigation contingencies reflected on the balance sheet in accrued expenses and other non-current liabilities were approximately $37.0 million and $38.0 million, respectively. The Company has insurance recovery receivables of approximately $9.3 million and $9.6 million, as of December 29, 2012 and December 31, 2011, respectively, related to these liabilities. The Company's management believes these reserves for contingencies are reasonable and sufficient based upon present governmental regulations and information currently available to management; however, there can be no assurance that final costs related to these matters will not exceed current estimates. The Company believes that the likelihood is remote that any additional liability from these lawsuits and claims that may not be covered by insurance would have a material effect on the financial statements.

Lower Passaic River Area. The Company has been named as a third party defendant in a lawsuit pending in the Superior Court of New Jersey, Essex County, styled *New Jersey Department of Environmental Protection, The Commissioner of the New Jersey Department of Environmental Protection Agency and the Administrator of the New Jersey Spill Compensation Fund, as Plaintiffs, vs. Occidental Chemical Corporation, Tierra Solutions, Inc., Maxus Energy Corporation, Repsol YPF, S.A., YPF, S.A., YPF Holdings, Inc., and CLH Holdings, as Defendants* (Docket No. L-009868-05) (the "Tierra/Maxus Litigation"). In the Tierra/Maxus Litigation, which was filed on December 13, 2005, the plaintiffs seek to recover from the defendants past and future cleanup and removal costs, as well as unspecified economic damages, punitive damages, penalties and a variety of other forms of relief, purportedly arising from the alleged discharges into the Passaic River of a particular type of dioxin and other unspecified hazardous substances. The damages being sought by the plaintiffs from the defendants are likely to be substantial. On February 4, 2009, two of the defendants, Tierra Solutions, Inc. ("Tierra") and Maxus Energy Corporation ("Maxus"), filed a third party complaint against over 300 entities, including the Company, seeking to recover all or a proportionate share of cleanup and removal costs, damages or other loss or harm, if any, for which Tierra or Maxus may be held liable in the Tierra/ Maxus Litigation. Tierra and Maxus allege that Standard Tallow Company, an entity that the Company acquired in

1996, contributed to the discharge of the hazardous substances that are the subject of this case while operating a former plant site located in Newark, New Jersey. The Company is investigating these allegations, has entered into a joint defense agreement with many of the other third-party defendants and intends to defend itself vigorously. All previously scheduled discovery and trial dates in the case have been stayed pending settlement discussions amongst the parties. Additionally, in December 2009, the Company, along with numerous other entities, received notice from the United States Environmental Protection Agency (EPA) that the Company (as successor-in-interest to Standard Tallow Company) is considered a potentially responsible party with respect to alleged contamination in the lower Passaic River area which is part of the Diamond Alkali Superfund Site located in Newark, New Jersey. In the letter, EPA requested that the Company join a group of other parties in funding a remedial investigation and feasibility study at the site. As of the date of this report, the Company has not agreed to participate in the funding group. The Company's ultimate liability for investigatory costs, remedial costs and/or natural resource damages in connection with the lower Passaic River area cannot be determined at this time; however, as of the date of this report, there is nothing that leads the Company to believe that these matters will have a material effect on the Company's financial position or results of operation.

Fresno Facility Permit Issue. The Company has been named as a defendant and a real party in interest in a lawsuit filed on April 9, 2012 in the Superior Court of the State of California, Fresno County, styled *Concerned Citizens of West Fresno vs. The City of Fresno and Darling International Inc.* In the complaint, which was subsequently amended on January 31, 2013, the plaintiff alleges that the City of Fresno has failed to enforce its own zoning ordinances and permitting requirements and engaged in a number of discriminatory practices against the citizens of West Fresno. In addition, the complaint alleges that the Company's Fresno facility is operating without a proper use permit and constitutes a continuing private and public nuisance. In the complaint the plaintiff seeks, among other things, injunctive relief. Rendering operations have been conducted on the site since 1955, and the Company believes that it possesses all of the required federal, state and local permits to continue to operate the facility in the manner currently conducted and that its operations do not constitute a private or public nuisance. Accordingly, the Company intends to defend itself vigorously in this matter. Discovery has begun and this matter is currently scheduled for trial in February 2014. While management cannot predict the ultimate outcome of this matter, management does not believe the outcome will have a material effect on the Company's financial condition or results of operations.

NOTE 20. BUSINESS SEGMENTS

Effective January 2, 2011, as a result of the acquisition of Griffin, the Company's business operations were reorganized into two new segments, Rendering and Bakery, in order to better align its business with the underlying markets and customers that the Company serves. All historical periods have been restated for the changes to the segment reporting structure. The Company sells its products domestically and internationally. The measure of segment profit (loss) includes all revenues, operating expenses (excluding certain amortization of intangibles), and selling, general and administrative expenses incurred at all operating locations and excludes general corporate expenses.

Included in corporate activities are general corporate expenses and the amortization of intangibles. Assets of corporate activities include cash, unallocated prepaid expenses, deferred tax assets, prepaid pension, and miscellaneous other assets.

Rendering

Rendering operations process animal by-products and used cooking oil into fats (primarily BFT, PG and YG), protein (primarily MBM and PM (feed grade and pet food)) and hides. Fat was approximately $809.7 million, $950.8 million and $399.1 million of net sales for the year ended December 29, 2012, December 31, 2011 and January 1, 2011, respectively. Protein was approximately $496.2 million, $447.7 million and $243.5 million of net sales for the year ended December 29, 2012, December 31, 2011 and January 1, 2011, respectively. Rendering also provides grease trap servicing. Included in Rendering is the National Service Center ("NSC"). The NSC schedules services such as fat and bone and used cooking oil collection and trap cleaning for contracted customers using the Company's resources or third party providers.

Bakery

Bakery products are collected from large commercial bakeries that produce a variety of products, including cookies, crackers, cereal, bread, dough, potato chips, pretzels, sweet goods and biscuits, among others. The Company processes the raw materials into BBP, including Cookie Meal®, an animal feed ingredient primarily used in poultry rations.

Business Segment Net Revenues (in thousands):

	Year Ended		
	December 29, 2012	December 31, 2011	January 1, 2011
Rendering	$ 1,406,061	$ 1,501,280	$ 714,685
Bakery	295,368	295,969	10,224
Total	$ 1,701,429	$ 1,797,249	$ 724,909

Business Segment Profit/(Loss) (in thousands):

	Year Ended		
	December 29, 2012	December 31, 2011	January 1, 2011
Rendering	$ 267,511	$ 329,791	$ 132,502
Bakery	57,126	62,259	1,425
Corporate Activities	(169,813)	(185,469)	(80,947)
Interest expense	(24,054)	(37,163)	(8,737)
Net income	$ 130,770	$ 169,418	$ 44,243

Included in Corporate Activities are general corporate expenses and the depreciation of fixed assets related to "Fresh Start Reporting."

Business Segment Assets (in thousands):

	December 29, 2012	December 31, 2011
Rendering	$ 1,107,052	$ 1,092,988
Bakery	170,566	165,885
Corporate Activities	274,798	158,157
Total	$ 1,552,416	$ 1,417,030

Business Segment Property, Plant and Equipment (in thousands):

	December 29, 2012	December 31, 2011	January 1, 2011
Depreciation and amortization:			
Rendering	$ 66,964	$ 66,412	$ 27,959
Bakery	10,711	8,647	426
Corporate Activities	7,696	3,850	3,523
Total	$ 85,371	$ 78,909	$ 31,908
Capital expenditures:			
Rendering	$ 70,873	$ 51,888	$ 21,431
Bakery	13,537	6,247	165
Corporate Activities	31,003	2,018	3,124
Total (a)	$ 115,413	$ 60,153	$ 24,720

(a) Excludes the capital assets acquired as part of the acquisition of assets related to the BioPur acquisition in fiscal 2012 of approximately $0.6 million and the Griffin Transaction and Nebraska Transaction in fiscal 2010 of approximately $243.7 million.

The Company has no material foreign operations, but exports a portion of its products to customers in various foreign countries.

Geographic Area Net Trade Revenues (in thousands):

	December 29, 2012	December 31, 2011	January 1, 2011
Domestic	$ 1,485,237	$ 1,526,351	$ 653,909
Foreign	216,192	270,898	71,000
Total	$ 1,701,429	$ 1,797,249	$ 724,909

The Company attributes revenues from external customers to individual foreign countries based on the destination of the Company's shipments. For fiscal 2012, 2011 and 2010, no individual foreign country comprised more than 5% of the Company's consolidated revenue.

NOTE 21. QUARTERLY FINANCIAL DATA (UNAUDITED AND IN THOUSANDS EXCEPT PER SHARE AMOUNTS):

	Year Ended December 29, 2012			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$ 387,108	$ 436,674	$ 452,732	$ 424,915
Operating income	52,510	63,968	65,776	49,487
Income from operations before income taxes	44,741	57,829	59,307	44,908
Net income	28,571	36,225	37,172	28,802
Basic earnings per share	0.24	0.31	0.32	0.24
Diluted earnings per share	0.24	0.31	0.31	0.24

	Year Ended December 31, 2011			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$ 439,898	$ 470,610	$ 455,875	$ 430,866
Operating income	88,173	92,259	74,553	58,999
Income from operations before income taxes	73,339	82,486	66,141	50,328
Net income	46,562	52,227	41,132	29,497
Basic earnings per share	0.43	0.45	0.35	0.25
Diluted earnings per share	0.43	0.44	0.35	0.25

NOTE 22. RELATED PARTY TRANSACTIONS

Lease Agreements

Darling through its wholly-owned subsidiary Griffin Industries LLC, leases two real properties located in Butler, Kentucky and real properties located in each of Jackson, Mississippi and Henderson, Kentucky from Martom Properties, LLC, an entity owned in part by Martin W. Griffin, the Company's Executive Vice President – Co-Chief Operations Officer. The lease term for each of the Butler properties and the Jackson property is thirty years, and the Company has the right to renew such leases for two additional terms of ten years each. The annual rental payment for each of the Butler properties is $30,000 for the first five years of the lease term and is increased by the increase in the consumer price index every five years thereafter. The annual rental payment for the Jackson property is $221,715 for the first five years of the lease term and is increased by the increase in the consumer price index every five years thereafter. The lease term for the Henderson property is ten years, and the Company has the right to renew such lease for four additional terms of five years each. The annual rental payment for the Henderson property is $60,000 for the first five years of the lease term and is increased by the increase in the consumer price index every five years thereafter. Under the terms of each lease, the Company has a right of first offer and right of first refusal for each of the properties.

Raw Material Agreement

The Company has entered into a Raw Material Agreement with the Joint Venture where the Company will offer to supply certain animal fats and used cooking oil at market prices, up to the Joint Venture's full operational requirement of feedstock, but the Joint Venture is not obligated to purchase the raw material offered by the Company. At December 29, 2012, the Company had recorded sales to the Joint Venture of approximately $0.3 million and has a current receivable due from the Joint Venture of approximately $0.3 million.

NOTE 23. NEW ACCOUNTING PRONOUNCEMENTS

In June 2011, the FASB issued ASU No. 2011-05, *Presentation of Comprehensive Income.* The ASU amends ASC Topic 220, *Comprehensive Income*. The new standard eliminates the option to report other comprehensive income and its components in the statement of changes in equity and instead requires entities to present net income and other comprehensive income in either a single continuous statement or in two separate, but consecutive, statements of net income and other comprehensive income. Reclassification adjustments between net income and other comprehensive income must be shown on the face of the statement(s), with no resulting change in net earnings. In December 2011, the FASB issued ASU No. 2011-12, *Deferral of Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05.* This ASU amends ASC Topic 220, *Comprehensive Income*. The new standard deferred the requirement to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income while the FASB further deliberates this aspect of the proposal. This update is effective for the Company on January 1, 2012 and must be applied retrospectively. The Company adopted this standard as of March 31, 2012. The adoption did not have a material impact on the Company's consolidated financial statements. In February 2013, the FASB issued ASU No. 2013-02, *Reporting of Amounts Out of Accumulated Other Comprehensive Income.* This ASU amends ASC Topic 220, *Comprehensive Income.* This new standard requires an entity to report either on the income statement or disclose in the footnotes to the financial statement the effects on earnings from items that are reclassified out of other comprehensive income. This update is effective for the Company on December 30, 2012. The Company is currently evaluating the impact of adopting this standard.

In September 2011, the FASB issued ASU No. 2011-08, *Testing Goodwill for Impairment.* The ASU amends ASC Topic 350, *Intangibles - Goodwill and Other.* The new standard is intended to reduce the cost and complexity of the annual goodwill impairment test by providing entities an option to perform a “qualitative” assessment to determine whether further impairment testing is necessary. Specifically, an entity has the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. This standard is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permissible. The Company adopted this standard in the first quarter of 2012. The adoption did not have a material impact on the Company's consolidated financial statements.

In July 2012, the FASB issued ASU No. 2012-02, *Testing Indefinite-Lived Intangible Assets for Impairment.* The ASU amends ASC Topic 350, *Intangibles - Goodwill and Other.* The new standard is intended to reduce the cost and complexity of performing an impairment test for indefinite-lived intangible assets by providing entities an option to perform a "qualitative" assessment to determine whether further impairment testing is necessary. The new standard allows an entity to first assess qualitative factors to determine if it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount. If based on its qualitative assessment an entity concludes it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount, quantitative impairment testing is required. However, if an entity concludes otherwise, quantitative impairment testing is not required. The standards update is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. The Company is currently evaluating the impact of adopting this standard.

NOTE 24. GUARANTOR FINANCIAL INFORMATION

The Company's Notes (see Note 10) are guaranteed on an unsecured basis by the Company's 100% directly and indirectly owned subsidiaries Darling National, Griffin and its subsidiary Craig Protein (collectively, the "Guarantors"). The Guarantors fully and unconditionally guaranteed the Notes on a joint and several basis. The following financial statements present condensed consolidating financial data for (i) Darling, the issuer of the Notes, (ii) the combined Guarantors, (iii) the combined other subsidiaries of the Company that did not guarantee the Notes (the "Non-guarantors"), and (iv) eliminations necessary to arrive at the Company's consolidated financial statements, which include condensed consolidated balance sheets as of December 29, 2012 and December 31, 2011, and the condensed consolidating statements of operations, the condensed consolidating statements of comprehensive income and the condensed consolidating statements of cash flows for the years ended December 29, 2012, December 31, 2011 and January 1, 2011.

Condensed Consolidating Balance Sheet
As of December 29, 2012
(in thousands)

	Issuer	Guarantors	Non-guarantors	Eliminations	Consolidated
ASSETS					
Total current assets	$ 174,576	$ 455,604	$ 3,037	$ (342,955)	$ 290,262
Investment in subsidiaries	1,449,577	—	—	(1,449,577)	—
Property, plant and equipment, net	148,131	305,796	—	—	453,927
Intangible assets, net	14,497	322,634	271	—	337,402
Goodwill	21,860	359,243	266	—	381,369
Investment in unconsolidated subsidiary	—	—	62,495	—	62,495
Other assets	26,530	431	—	—	26,961
	$ 1,835,171	$ 1,443,708	$ 66,069	$ (1,792,532)	$ 1,552,416
LIABILITIES AND STOCKHOLDERS' EQUITY					
Total current liabilities	$ 414,755	$ 59,218	$ 666	$ (342,955)	$ 131,684
Long-term debt, net of current portion	250,000	142	—	—	250,142
Other noncurrent liabilities	61,365	—	174	—	61,539
Deferred income taxes	46,615	—	—	—	46,615
Total liabilities	772,735	59,360	840	(342,955)	489,980
Total stockholders' equity	1,062,436	1,384,348	65,229	(1,449,577)	1,062,436
	$ 1,835,171	$ 1,443,708	$ 66,069	$ (1,792,532)	$ 1,552,416

Condensed Consolidating Balance Sheet
As of December 31, 2011
(in thousands)

	Issuer	Guarantors	Non-guarantors	Eliminations	Consolidated
ASSETS					
Total current assets	$ 124,675	$ 347,989	$ 3,980	$ (256,964)	$ 219,680
Investment in subsidiaries	1,286,175	—	—	(1,286,175)	—
Property, plant and equipment, net	119,898	280,324	—	—	400,222
Intangible assets, net	14,747	347,874	293	—	362,914
Goodwill	21,860	359,243	266	—	381,369
Investment in unconsolidated subsidiary	—	—	21,733	—	21,733
Other assets	27,725	3,387	—	—	31,112
	$ 1,595,080	$ 1,338,817	$ 26,272	$ (1,543,139)	$ 1,417,030
LIABILITIES AND STOCKHOLDERS' EQUITY					
Total current liabilities	$ 317,561	$ 63,718	$ 2,942	$ (256,964)	$ 127,257
Long-term debt, net of current portion	280,000	20	—	—	280,020
Other noncurrent liabilities	46,011	12,052	182	—	58,245
Deferred income taxes	31,133	—	—	—	31,133
Total liabilities	674,705	75,790	3,124	(256,964)	496,655
Total stockholders' equity	920,375	1,263,027	23,148	(1,286,175)	920,375
	$ 1,595,080	$ 1,338,817	$ 26,272	$ (1,543,139)	$ 1,417,030

Condensed Consolidating Statements of Operations
For the year ended December 29, 2012
(in thousands)

	Issuer	Guarantors	Non-guarantors	Eliminations	Consolidated
Net sales	$ 658,897	$ 1,216,264	$ 14,425	$ (188,157)	$ 1,701,429
Cost and expenses:					
Cost of sales and operating expenses	512,199	894,820	13,742	(188,157)	1,232,604
Selling, general and administrative expenses	80,432	71,141	140	—	151,713
Depreciation and amortization	23,542	61,807	22	—	85,371
Total costs and expenses	616,173	1,027,768	13,904	(188,157)	1,469,688
Operating income	42,724	188,496	521	—	231,741
Interest expense	(24,047)	(7)	—	—	(24,054)
Other income/(expense), net	(1,572)	3,355	(23)	—	1,760
Equity in net loss of unconsolidated subsidiary	—	—	(2,662)	—	(2,662)
Earnings in investments in subsidiaries	119,953	—	—	(119,953)	—
Income/(loss) from operations before taxes	137,058	191,844	(2,164)	(119,953)	206,785
Income taxes (benefit)	6,288	70,523	(796)	—	76,015
Net income/(loss)	$ 130,770	$ 121,321	$ (1,368)	$ (119,953)	$ 130,770

Condensed Consolidating Statements of Operations
For the year ended December 31, 2011
(in thousands)

	Issuer	Guarantors	Non-guarantors	Eliminations	Consolidated
Net sales	$ 721,990	$ 1,238,858	$ 27,484	$ (191,083)	$ 1,797,249
Cost and expenses:					
Cost of sales and operating expenses	553,218	879,277	26,809	(191,083)	1,268,221
Selling, general and administrative expenses	67,829	68,149	157	—	136,135
Depreciation and amortization	23,531	55,356	22	—	78,909
Total costs and expenses	644,578	1,002,782	26,988	(191,083)	1,483,265
Operating income	77,412	236,076	496	—	313,984
Interest expense	(37,161)	(2)	—	—	(37,163)
Other income/(expense), net	(2,533)	(479)	57	—	(2,955)
Equity in net loss of unconsolidated subsidiary	—	—	(1,572)	—	(1,572)
Earnings in investments in subsidiaries	145,950	—	—	(145,950)	—
Income/(loss) from operations before taxes	183,668	235,595	(1,019)	(145,950)	272,294
Income taxes (benefit)	14,250	89,011	(385)	—	102,876
Net income/(loss)	$ 169,418	$ 146,584	$ (634)	$ (145,950)	$ 169,418

Condensed Consolidating Statements of Operations
For the year ended January 1, 2011
(in thousands)

	Issuer	Guarantors	Non-guarantors	Eliminations	Consolidated
Net sales	$ 560,270	$ 302,074	$ 813	$ (138,248)	$ 724,909
Cost and expenses:					
Cost of sales and operating expenses	421,841	247,357	749	(138,248)	531,699
Selling, general and administrative expenses	60,282	7,750	10	—	68,042
Depreciation and amortization	21,768	10,140	—	—	31,908
Acquisition costs	10,798	—	—	—	10,798
Total costs and expenses	514,689	265,247	759	(138,248)	642,447
Operating income	45,581	36,827	54	—	82,462
Interest expense	(8,735)	(2)	—	—	(8,737)
Other income/(expense), net	(1,890)	(897)	(595)	—	(3,382)
Earnings in investments in subsidiaries	22,258	—	—	(22,258)	—
Income/(loss) from operations before taxes	57,214	35,928	(541)	(22,258)	70,343
Income taxes (benefit)	12,971	13,330	(201)	—	26,100
Net income/(loss)	$ 44,243	$ 22,598	$ (340)	$ (22,258)	$ 44,243

**Condensed Consolidating Statements of Comprehensive Income (Loss)
For the year ended December 29, 2012
(in thousands)**

	Issuer	Guarantors	Non-guarantors	Eliminations	Consolidated
Net income	$ 130,770	$ 121,321	$ (1,368)	$ (119,953)	$ 130,770
Other comprehensive income (loss), net of tax:					
Pension adjustments	(1,169)	—	—	—	(1,169)
Natural gas swap derivative adjustments	391	—	—	—	391
Corn option derivative adjustments	194	—	—	—	194
Interest rate swap derivative adjustments	159	—	—	—	159
Total other comprehensive income, net of tax	(425)	—	—	—	(425)
Total comprehensive income (loss)	$ 130,345	$ 121,321	$ (1,368)	$ (119,953)	$ 130,345

**Condensed Consolidating Statements of Comprehensive Income (Loss)
For the year ended December 31, 2011
(in thousands)**

	Issuer	Guarantors	Non-guarantors	Eliminations	Consolidated
Net income	$ 169,418	$ 146,584	$ (634)	$ (145,950)	$ 169,418
Other comprehensive income (loss), net of tax:					
Pension adjustments	(10,146)	—	—	—	(10,146)
Natural gas swap derivative adjustments	(482)	—	—	—	(482)
Interest rate swap derivative adjustments	712	—	—	—	712
Total other comprehensive income, net of tax	(9,916)	—	—	—	(9,916)
Total comprehensive income (loss)	$ 159,502	$ 146,584	$ (634)	$ (145,950)	$ 159,502

**Condensed Consolidating Statements of Comprehensive Income (Loss)
For the year ended January 1, 2011
(in thousands)**

	Issuer	Guarantors	Non-guarantors	Eliminations	Consolidated
Net income	$ 44,243	$ 22,598	$ (340)	$ (22,258)	$ 44,243
Other comprehensive income (loss), net of tax:					
Pension adjustments	2,346	—	—	—	2,346
Natural gas swap derivative adjustments	(59)	—	—	—	(59)
Interest rate swap derivative adjustments	507	—	—	—	507
Total other comprehensive income, net of tax	2,794	—	—	—	2,794
Total comprehensive income (loss)	$ 47,037	$ 22,598	$ (340)	$ (22,258)	$ 47,037

Condensed Consolidating Statements of Cash Flows
For the year ended December 29, 2012
(in thousands)

	Issuer	Guarantors	Non-guarantors	Eliminations	Consolidated
Cash flows from operating activities:					
Net income	$ 130,770	$ 121,321	$ (1,368)	$ (119,953)	$ 130,770
Earnings in investments in subsidiaries	(119,953)	—	—	119,953	—
Other operating cash flows	175,098	(56,445)	114	—	118,767
Net cash provided/(used) by operating activities	185,915	64,876	(1,254)	—	249,537
Cash flows from investing activities:					
Capital expenditures	(49,619)	(65,794)	—	—	(115,413)
Acquisitions, net of cash acquired	(3,000)	—	—	—	(3,000)
Investment in subsidiaries and affiliates	(43,449)	—	(43,424)	43,449	(43,424)
Gross proceeds from sale of property, plant and equipment and other assets	2,083	1,787	—	—	3,870
Proceeds from insurance settlements	1,305	2,967	—	—	4,272
Payments related to routes and other intangibles	(137)	—	—	—	(137)
Net cash provide/(used) in investing activities	(92,817)	(61,040)	(43,424)	43,449	(153,832)
Cash flows from financing activities:					
Payments on long-term debt	(30,000)	(32)	—	—	(30,032)
Issuance of common stock	72	—	—	—	72
Contributions from parent	—	—	43,449	(43,449)	—
Minimum withholding taxes paid on stock awards	(4,084)	—	—	—	(4,084)
Excess tax benefits from stock-based compensation	2,652	—	—	—	2,652
Net cash provided/(used) in financing activities	(31,360)	(32)	43,449	(43,449)	(31,392)
Net increase/(decrease) in cash and cash equivalents	61,738	3,804	(1,229)	—	64,313
Cash and cash equivalents at beginning of year	35,207	1,773	1,956	—	38,936
Cash and cash equivalents at end of year	$ 96,945	$ 5,577	$ 727	$ —	$ 103,249

Condensed Consolidating Statements of Cash Flows
For the year ended December 31, 2011
(in thousands)

	Issuer	Guarantors	Non-guarantors	Eliminations	Consolidated
Cash flows from operating activities:					
Net income	$ 169,418	$ 146,584	$ (634)	$ (145,950)	$ 169,418
Earnings in investments in subsidiaries	(145,950)	—	—	145,950	—
Other operating cash flows	184,027	(114,532)	1,951	—	71,446
Net cash provided by operating activities	207,495	32,052	1,317	—	240,864
Cash flows from investing activities:					
Capital expenditures	(23,835)	(36,318)	—	—	(60,153)
Acquisitions, net of cash acquired	(1,754)	—	—	—	(1,754)
Investment in subsidiaries and affiliates	(23,330)	—	(23,305)	23,330	(23,305)
Gross proceeds from sale of property, plant and equipment and other assets	961	568	—	—	1,529
Net cash provided/(used) in investing activities	(47,958)	(35,750)	(23,305)	23,330	(83,683)
Cash flows from financing activities:					
Payments on long-term debt	(270,000)	(9)	—	—	(270,009)
Borrowing from revolving credit facility	131,000	—	—	—	131,000
Payments on revolving credit facility	(291,000)	—	—	—	(291,000)
Deferred loan costs	(399)	—	—	—	(399)
Issuances of common stock	293,117	—	—	—	293,117
Contributions from parent	—	—	23,330	(23,330)	—
Minimum withholding taxes paid on stock awards	(1,281)	—	—	—	(1,281)
Excess tax benefits from stock-based compensation	1,125	—	—	—	1,125
Net cash provided/(used) in financing activities	(137,438)	(9)	23,330	(23,330)	(137,447)
Net increase/(decrease) in cash and cash equivalents	22,099	(3,707)	1,342	—	19,734
Cash and cash equivalents at beginning of year	13,108	5,480	614	—	19,202
Cash and cash equivalents at end of year	$ 35,207	$ 1,773	$ 1,956	$ —	$ 38,936

Condensed Consolidating Statements of Cash Flows
For the year ended January 1, 2011
(in thousands)

	Issuer	Guarantors	Non-guarantors	Eliminations	Consolidated
Cash flows from operating activities:					
Net income	$ 44,243	$ 22,598	$ (340)	$ (22,258)	$ 44,243
Earnings in investments in subsidiaries	(22,258)	—	—	22,258	—
Other operating cash flows	46,624	(10,311)	954	—	37,267
Net cash provided by operating activities	68,609	12,287	614	—	81,510
Cash flows from investing activities:					
Capital expenditures	(17,648)	(7,072)	—	—	(24,720)
Acquisitions, net of cash acquired	(758,182)	—	—	—	(758,182)
Gross proceeds from sale of property, plant and equipment and other assets	406	218	—	—	624
Payments related to routes and other intangibles	(1,367)	—	—	—	(1,367)
Net cash used in investing activities	(776,791)	(6,854)	—	—	(783,645)
Cash flows from financing activities:					
Proceeds from long-term debt	550,000	—	—	—	550,000
Payments on long-term debt	(32,500)	(9)	—	—	(32,509)
Borrowing from revolving credit facility	160,000	—	—	—	160,000
Deferred loan costs	(24,020)	—	—	—	(24,020)
Issuances of common stock	35	—	—	—	35
Minimum withholding taxes paid on stock awards	(585)	—	—	—	(585)
Excess tax benefits from stock-based compensation	234	—	—	—	234
Net cash provided/(used) in financing activities	653,164	(9)	—	—	653,155
Net increase in cash and cash equivalents	(55,018)	5,424	614	—	(48,980)
Cash and cash equivalents at beginning of year	68,126	56	—	—	68,182
Cash and cash equivalents at end of year	$ 13,108	$ 5,480	$ 614	$ —	$ 19,202

PART II

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures.

As required by Exchange Act Rule 13a-15(b), the Company's management, including the Chief Executive Officer and Chief Financial Officer, conducted an evaluation, as of the end of the period covered by this report, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. As defined in Exchange Act Rules 13a-15(e) and 15d-15(e) under the Exchange Act, disclosure controls and procedures are controls and other procedures of the Company that are designed to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Based on management's evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of the end of the period covered by this report.

Internal Control over Financial Reporting.

(a) *Management's Annual Report on Internal Control over Financial Reporting.* Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act. Those rules define internal control over financial reporting as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 29, 2012. In making this assessment, the Company's management used the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on their assessment, management has concluded that the Company's internal control over financial reporting was effective at the reasonable assurance level as of December 29, 2012.

KPMG LLP, the registered public accounting firm that audited the Company's financial statements, has issued an audit report on management's assessment of the Company's internal control over financial reporting, which report is included herein.

(b) *Attestation Report of the Registered Public Accounting Firm.* The attestation report called for by Item 308(b) of Regulation S-K is incorporated herein by reference to Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting, included in Part II, Item 8, "Financial Statements and Supplementary Data" of this report.

(c) *Changes in Internal Control over Financial Reporting.* As required by Exchange Act Rule 13a-15(d), the Company's management, including the Chief Executive Officer and Chief Financial Officer, also conducted an evaluation of the Company's internal control over financial reporting to determine whether any change occurred during the last fiscal quarter of the period covered by this report that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. Based on that evaluation there has been no change in the Company's internal control over financial reporting during the last fiscal quarter of the period covered by this report that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item with respect to Items 401, 405 and 407 of Regulation S-K will appear in the sections entitled "Election of Directors," "Our Management - Executive Officers and Directors," "Section 16(a) Beneficial Ownership Reporting Compliance" and "Corporate Governance-Committees of the Board - Audit Committee" included in the Company's definitive Proxy Statement relating to the 2013 Annual Meeting of Stockholders, which information is incorporated herein by reference.

The Company has adopted the Darling International Inc. Code of Business Conduct ("Code of Business Conduct"), which is applicable to all of the Company's employees, including its senior financial officers, the Chief Executive Officer, Chief Financial Officer, Controller, Treasurer and General Counsel. The Company has not granted any waivers to the Code of Business Conduct to date. A copy of the Company's Code of Business Conduct has been posted on the "Investor" portion of our web site, at www.darlingii.com. Shareholders may request a free copy of our Code of Business Conduct from:

Brad Phillips
Darling International Inc.
251 O'Connor Ridge Blvd, Suite 300
Irving, Texas 75038
Phone: 972-717-0300
Fax: 972-717-1588
Email: bphillips@darlingii.com

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item will appear in the sections entitled "Executive Compensation," "Compensation Committee Report" and "Corporate Governance - Compensation Committee Interlocks and Insider Participation" included in the Company's definitive Proxy Statement relating to the 2013 Annual Meeting of Stockholders, which information is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item with respect to Item 201(d) of Regulation S-K appears in Item 5 of this report.

The information required by this Item with respect to Item 403 of Regulation S-K will appear in the section entitled "Security Ownership of Certain Beneficial Owners and Management" included in the Company's definitive Proxy Statement relating to the 2013 Annual Meeting of Stockholders, which information is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item will appear in the sections entitled "Transactions with Related Persons, Promoters and Certain Control Persons," "Corporate Governance – Code of Business Conduct" and "Corporate Governance - Independent Directors" included in the Company's definitive Proxy Statement relating to the 2013 Annual Meeting of Stockholders, which information is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item will appear in the section entitled "Ratification of Selection of Independent Registered Public Accountant" included in the Company's definitive Proxy Statement relating to the 2013 Annual Meeting of Stockholders, which information is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) Documents filed as part of this report:

(1) The following consolidated financial statements are included in Item 8.

All other schedules are omitted since the required information is not present or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements and notes thereto.

(3) Exhibits

Exhibit No.

2.1	Agreement and Plan of Merger, dated as of November 9, 2010, by and among Darling International Inc., DG Acquisition Corp., Griffin Industries, Inc. and Robert A. Griffin, in his capacity as the Shareholders' Representative (filed as Exhibit 2.1 to the Company's Current Report on Form 8-K filed November 9, 2010 and incorporated herein by reference).
3.1	Restated Certificate of Incorporation of the Company, as amended (filed as Exhibit 3.1 to the Company's Registration Statement on Form S-1 filed May 23, 2002 and incorporated herein by reference).
3.2	Certificate of Amendment of Restated Certificate of Incorporation of the Company (filed as Exhibit 3.2 to the Company's Annual Report on Form 10-K filed March 2, 2011 and incorporated herein by reference).
3.3	Amended and Restated Bylaws of the Company (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K filed December 12, 2008 and incorporated herein by reference).
4.1	Specimen Common Stock Certificate (filed as Exhibit 4.1 to the Company's Registration Statement on Form S-1 filed May 27, 1994 and incorporated herein by reference).
4.2	Certificate of Designation, Preference and Rights of Series A Preferred Stock (filed as Exhibit 4.2 to the Company's Registration Statement on Form S-1 filed May 23, 2002 and incorporated herein by reference).
4.3	Indenture, dated as of December 17, 2010, by and among Darling International Inc., Darling National LLC, and U.S. Bank National Association, as trustee (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed December 20, 2010 and incorporated herein by reference).
4.4	Supplemental Indenture, dated as of December 17, 2010, by and among Griffin Industries, Inc., Craig Protein Division, Inc. and U.S. Bank National Association, as trustee (filed as Exhibit 4.2 to the Company's Current Report on Form 8-K filed December 20, 2010 and incorporated herein by reference).
4.5	Form of Senior Indenture for Debt Securities of Darling International Inc. (filed as Exhibit 4.3 to the Company's Registration Statement on Form S-3 filed November 17, 2010 and incorporated herein by reference).
4.6	Form of Subordinated Indenture for Debt Securities of Darling International Inc. (filed as Exhibit 4.4 to the Company's Registration Statement on Form S-3 filed November 17, 2010 and incorporated herein by reference).
10.1 *	Form of Indemnification Agreement (filed as Exhibit 10.7 to the Company's Registration Statement on Form S-1 filed on May 27, 1994, and incorporated herein by reference).
10.2	Registration Rights Agreement, dated as of December 17, 2010, by and among Darling International Inc., the guarantors listed in Schedule 1 thereto, and J.P. Morgan Securities LLC,, as representative of the several initial purchasers named therein (filed as Exhibit 10.4 to the Company's Current Report on Form 8-K filed December 20, 2010 and incorporated herein by reference).
10.3	Registration Rights Agreement, dated as of December 17, 2010, by and among Darling International Inc. and each of the stockholders named therein (filed as Exhibit 10.5 to the Company's Current Report on Form 8-K filed December 20, 2010 and incorporated herein by reference).
10.4	Rollover Agreement, dated as of November 9, 2010, by and among Darling International Inc., certain investors named therein and Robert A. Griffin, in his capacity as the Investors' Representative (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed November 9, 2010 and incorporated herein by reference).

10.5	Credit Agreement, dated as of December 17, 2010, by and among, Darling International Inc., the lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, Bank of Montreal, as Syndication Agent, and PNC Bank, N.A. and Goldman Sachs Bank USA, as Documentation Agents (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed December 20, 2010 and incorporated herein by reference).
10.6	First Amendment to the Credit Agreement, dated as of March 25, 2011, among Darling International Inc., as borrower, the subsidiaries of the borrower party thereto, the lending institutions party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed March 28, 2011 and incorporated herein by reference).
10.7	Security Agreement, dated as of December 17, 2010, by and among Darling International Inc., its subsidiaries signatory thereto and any other subsidiary who may become a party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed December 20, 2010 and incorporated herein by reference).
10.8	Guaranty Agreement, dated as of December 17, 2010, by Griffin Industries, Inc., Darling National LLC and Craig Protein Division, Inc (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K filed December 20, 2010 and incorporated herein by reference).
10.9	Limited Liability Company Agreement, dated as of January 21, 2011, by and among Diamond Green Diesel Holdings LLC, Darling Green Energy LLC and Diamond Alternative Energy, LLC. (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed January 21, 2011 and incorporated herein by reference).
10.10	Sponsor Support Agreement, dated as of May 31, 2011, by and between Darling International Inc., Diamond Green Diesel LLC and Diamond Alternative Energy, LLC (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed June 1, 2011 and incorporated herein by reference).
10.11	Raw Material Supply Agreement, dated as of May 31, 2011, by and between Diamond Green Diesel LLC and Darling International Inc. (filed as Exhibit 10 to the Company's Quarterly Report on Form 10-Q filed August 11, 2011 and incorporated herein by reference).
10.12	Leases, dated July 1, 1996, between the Company and the City and County of San Francisco (filed pursuant to temporary hardship exemption under cover of Form SE).
10.13	Lease, dated November 24, 2003, between Darling International Inc. and the Port of Tacoma (filed as Exhibit 10.3 to the Company's Annual Report on Form 10-K filed March 29, 2004, and incorporated herein by reference).
10.14	Ground Lease, dated as of December 17, 2010, by and between Martom Properties, LLC and Griffin Industries, Inc. (Butler, Kentucky) (filed as Exhibit 10.6 to the Company's Current Report on Form 8-K filed December 20, 2010 and incorporated herein by reference).
10.15	Ground Lease, dated as of December 17, 2010, by and between Martom Properties, LLC and Griffin Industries, Inc. (Henderson, Kentucky) (filed as Exhibit 10.7 to the Company's Current Report on Form 8-K filed December 20, 2010 and incorporated herein by reference).
10.16 *	1994 Employee Flexible Stock Option Plan (filed as Exhibit 2 to the Company's Revised Definitive Proxy Statement filed on April 20, 2001, and incorporated herein by reference).
10.17 *	Non-Employee Directors Stock Option Plan (filed as Exhibit 10.13 to the Company's Registration Statement on Form S-1/A filed on June 5, 2002, and incorporated herein by reference).
10.18 *	Darling International Inc. 2004 Omnibus Incentive Plan (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed May 11, 2005, and incorporated herein by reference).
10.19*	Amendment to Darling International Inc. 2004 Omnibus Incentive Plan (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed January 22, 2007 and incorporated herein by reference).
10.20 *	Darling International Inc. 2012 Omnibus Incentive Plan (filed as Exhibit 99 to the Company's Registration Statement on Form S-8 filed May 31, 2012 and incorporated herein by reference).

10.21 * Darling International Inc. Compensation Committee Long-Term Incentive Program Policy Statement (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed June 22, 2005, and incorporated herein by reference).

10.22 * Darling International Inc. Compensation Committee Executive Compensation Program Policy Statement adopted January 15, 2009 (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K filed January 21, 2009 and incorporated herein by reference).

10.23 * Darling International Inc. Compensation Committee Amended and Restated Executive Compensation Program Policy Statement adopted January 8, 2010 (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed January 14, 2010 and incorporated herein by reference).

10.24 * Darling International Inc. Compensation Committee 2011 Amended and Restated Executive Compensation Program Policy Statement adopted February 3, 2011 (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed February 9, 2011 and incorporated herein by reference).

10.25 * Integration Success Incentive Award Plan (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed March 15, 2006 and incorporated herein by reference).

10.26 * 2010 Special Incentive Program (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed November 17, 2010 and incorporated herein by reference).

10.27 * Non-Employee Director Restricted Stock Award Plan (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed March 15, 2006 and incorporated herein by reference).

10.28 * Amendment No. 1 to Non-Employee Director Restricted Stock Award Plan, effective as of January 15, 2009 (filed as Exhibit 10.4 to the Company's Current Report on Form 8-K filed January 21, 2009 and incorporated herein by reference).

10.29 * Amended and Restated Non-Employee Director Restricted Stock Award Plan, (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed February 28, 2011 and incorporated herein by reference).

10.30 * Notice of Amendment to Grants and Awards, dated as of October 10, 2006 (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed October 10, 2006 and incorporated herein by reference).

10.31 * Amended and Restated Employment Agreement, dated as of January 1, 2009, between Darling International Inc. and Randall C. Stuewe (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed January 21, 2009, and incorporated herein by reference).

10.32 * Employment Agreement, dated as of December 17, 2010, by and among Darling International Inc., Griffin Industries, Inc. and Robert A. Griffin (filed as Exhibit 10.9 to the Company's Current Report on Form 8-K filed December 20, 2010 and incorporated herein by reference).

10.33 * Employment Agreement, dated as of December 17, 2010, by and among Darling International Inc., Griffin Industries, Inc. and Martin W. Griffin (filed as Exhibit 10.10 to the Company's Current Report on Form 8-K filed December 20, 2010 and incorporated herein by reference).

10.34 * Form of Senior Executive Termination Benefits Agreement (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed November 29, 2007 and incorporated herein by reference).

10.35 * Form of Addendum to Senior Executive Termination Benefits Agreement (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed December 12, 2008 and incorporated herein by reference).

10.36 * Amended and Restated Senior Executive Termination Benefits Agreement dated, as of January 15, 2009, between Darling International Inc. and John O. Muse (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed January 21, 2009 and incorporated herein by reference).

10.37 * First Addendum to Amended and Restated Senior Executive Termination Benefits Agreement dated as of December 8, 2009 by and between Darling International Inc. and John O. Muse (filed as Exhibit 10.4 to the Company's Current Report on Form 8-K filed December 14, 2009 and incorporated herein by reference).

10.38 *	Second Addendum to Amended and Restated Senior Executive Termination Benefits Agreement dated as of December 8, 2010 by and between Darling International Inc. and John O. Muse (filed as Exhibit 10.5 to the Company's Current Report on Form 8-K filed December 13, 2010 and incorporated herein by reference).
10.39 *	Form of Addendum to Senior Executive Termination Benefits Agreement (filed as Exhibit 10.4 to the Company's Current Report on Form 8-K filed December 13, 2010 and incorporated herein by reference).
10.40 *	Form of Senior Executive Termination Benefits Agreement between Darling International Inc. and Colin Stevenson (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed July 6, 2012 and incorporated herein by reference).
10.41 *	Separation and Consulting Agreement dated October 26, 2009, between Darling International Inc. and Mark A. Myers (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed October 29, 2009 and incorporated herein by reference).
10.42 *	Form of Indemnification Agreement between Darling International Inc. and its directors and executive officers (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed February 25, 2008, and incorporated herein by reference).
10.43	Underwriting Agreement, dated as of January 27, 2011, by and among Darling International Inc., the selling stockholders signatory thereto and Goldman, Sachs & Co., as representative of the several underwriters named in Schedule 1 thereto (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed January 28, 2011 and incorporated herein by reference).
14	Darling International Inc. Code of Business Conduct applicable to all employees, including senior executive officers (filed as Exhibit 14 to the Company's Current Report on Form 8-K filed February 25, 2008, and incorporated herein by reference).
21	Subsidiaries of the Registrant (filed herewith).
23	Consent of KPMG LLP (filed herewith).
31.1	Certification pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, of Randall C. Stuewe, the Chief Executive Officer of the Company (filed herewith).
31.2	Certification pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, of John O. Muse, the Chief Financial Officer of the Company (filed herewith).
32	Written Statement of Chief Executive Officer and Chief Financial Officer furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350) (filed herewith).
101	Interactive Data Files Pursuant to Rule 405 of Regulation S-T: (i) Consolidated Balance Sheets as of December 29, 2012 and December 31, 2011; (ii) Consolidated Statements of Operations for the years ended December 29, 2012, December 31, 2011 and January 1, 2011; (iii) Consolidated Statements of Comprehensive Income for the years ended December 29, 2012, December 31, 2011 and January 1, 2011; (iv) Consolidated Statements of Stockholders' Equity for the years ended December 29, 2012, December 31, 2011 and January 1, 2011; (v) Consolidated Statements of Cash Flows for the years ended December 29, 2012, December 31, 2011 and January 1, 2011; (vi) Notes to the Consolidated Financial Statements.

The Exhibits are available upon request from the Company.

---

* Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DARLING INTERNATIONAL INC.

By: /s/ Randall C. Stuewe
Randall C. Stuewe
Chairman of the Board and
Chief Executive Officer

Date: February 27, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Randall C. Stuewe Randall C. Stuewe	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	February 27, 2013
/s/ Colin Stevenson Colin Stevenson	Executive Vice President – Chief Financial Officer (Principal Financial and Accounting Officer)	February 27, 2013
/s/ O. Thomas Albrecht O. Thomas Albrecht	Director	February 27, 2013
/s/ D. Eugene Ewing D. Eugene Ewing	Director	February 27, 2013
/s/ Charles Macaluso Charles Macaluso	Director	February 27, 2013
/s/ John D. March John D. March	Director	February 27, 2013
/s/ Michael Rescoe Michael Rescoe	Director	February 27, 2013
/s/ Michael Urbut Michael Urbut	Director	February 27, 2013

INDEX TO EXHIBITS

2.1	Agreement and Plan of Merger, dated as of November 9, 2010, by and among Darling International Inc., DG Acquisition Corp., Griffin Industries, Inc. and Robert A. Griffin, in his capacity as the Shareholders' Representative (filed as Exhibit 2.1 to the Company's Current Report on Form 8-K filed November 9, 2010 and incorporated herein by reference).
3.1	Restated Certificate of Incorporation of the Company, as amended (filed as Exhibit 3.1 to the Company's Registration Statement on Form S-1 filed May 23, 2002 and incorporated herein by reference).
3.2	Certificate of Amendment of Restated Certificate of Incorporation of the Company (filed as Exhibit 3.2 to the Company's Annual Report on Form 10-K filed March 2, 2011 and incorporated herein by reference).
3.3	Amended and Restated Bylaws of the Company (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K filed December 12, 2008 and incorporated herein by reference).
4.1	Specimen Common Stock Certificate (filed as Exhibit 4.1 to the Company's Registration Statement on Form S-1 filed May 27, 1994 and incorporated herein by reference).
4.2	Certificate of Designation, Preference and Rights of Series A Preferred Stock (filed as Exhibit 4.2 to the Company's Registration Statement on Form S-1 filed May 23, 2002 and incorporated herein by reference).
4.3	Indenture, dated as of December 17, 2010, by and among Darling International Inc., Darling National LLC, and U.S. Bank National Association, as trustee (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed December 20, 2010 and incorporated herein by reference).
4.4	Supplemental Indenture, dated as of December 17, 2010, by and among Griffin Industries, Inc., Craig Protein Division, Inc. and U.S. Bank National Association, as trustee (filed as Exhibit 4.2 to the Company's Current Report on Form 8-K filed December 20, 2010 and incorporated herein by reference).
4.5	Form of Senior Indenture for Debt Securities of Darling International Inc. (filed as Exhibit 4.3 to the Company's Registration Statement on Form S-3 filed November 17, 2010 and incorporated herein by reference).
4.6	Form of Subordinated Indenture for Debt Securities of Darling International Inc. (filed as Exhibit 4.4 to the Company's Registration Statement on Form S-3 filed November 17, 2010 and incorporated herein by reference).
10.1 *	Form of Indemnification Agreement (filed as Exhibit 10.7 to the Company's Registration Statement on Form S-1 filed on May 27, 1994, and incorporated herein by reference).
10.2	Registration Rights Agreement, dated as of December 17, 2010, by and among Darling International Inc., the guarantors listed in Schedule 1 thereto, and J.P. Morgan Securities LLC,, as representative of the several initial purchasers named therein (filed as Exhibit 10.4 to the Company's Current Report on Form 8-K filed December 20, 2010 and incorporated herein by reference).
10.3	Registration Rights Agreement, dated as of December 17, 2010, by and among Darling International Inc. and each of the stockholders named therein (filed as Exhibit 10.5 to the Company's Current Report on Form 8-K filed December 20, 2010 and incorporated herein by reference).
10.4	Rollover Agreement, dated as of November 9, 2010, by and among Darling International Inc., certain investors named therein and Robert A. Griffin, in his capacity as the Investors' Representative (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed November 9, 2010 and incorporated herein by reference).
10.5	Credit Agreement, dated as of December 17, 2010, by and among, Darling International Inc., the lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, Bank of Montreal, as Syndication Agent, and PNC Bank, N.A. and Goldman Sachs Bank USA, as Documentation Agents (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed December 20, 2010 and incorporated herein by reference).

10.6 First Amendment to the Credit Agreement, dated as of March 25, 2011, among Darling International Inc., as borrower, the subsidiaries of the borrower party thereto, the lending institutions party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed March 28, 2011 and incorporated herein by reference).

10.7 Security Agreement, dated as of December 17, 2010, by and among Darling International Inc., its subsidiaries signatory thereto and any other subsidiary who may become a party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed December 20, 2010 and incorporated herein by reference).

10.8 Guaranty Agreement, dated as of December 17, 2010, by Griffin Industries, Inc., Darling National LLC and Craig Protein Division, Inc (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K filed December 20, 2010 and incorporated herein by reference).

10.9 Limited Liability Company Agreement, dated as of January 21, 2011, by and among Diamond Green Diesel Holdings LLC, Darling Green Energy LLC and Diamond Alternative Energy, LLC. (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed January 21, 2011 and incorporated herein by reference).

10.10 Sponsor Support Agreement, dated as of May 31, 2011, by and between Darling International Inc., Diamond Green Diesel LLC and Diamond Alternative Energy, LLC (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed June 1, 2011 and incorporated herein by reference).

10.11 Raw Material Supply Agreement, dated as of May 31, 2011, by and between Diamond Green Diesel LLC and Darling International Inc. (filed as Exhibit 10 to the Company's Quarterly Report on Form 10-Q filed August 11, 2011 and incorporated herein by reference).

10.12 Leases, dated July 1, 1996, between the Company and the City and County of San Francisco (filed pursuant to temporary hardship exemption under cover of Form SE).

10.13 Lease, dated November 24, 2003, between Darling International Inc. and the Port of Tacoma (filed as Exhibit 10.3 to the Company's Annual Report on Form 10-K filed March 29, 2004, and incorporated herein by reference).

10.14 Ground Lease, dated as of December 17, 2010, by and between Martom Properties, LLC and Griffin Industries, Inc. (Butler, Kentucky) (filed as Exhibit 10.6 to the Company's Current Report on Form 8-K filed December 20, 2010 and incorporated herein by reference).

10.15 Ground Lease, dated as of December 17, 2010, by and between Martom Properties, LLC and Griffin Industries, Inc. (Henderson, Kentucky) (filed as Exhibit 10.7 to the Company's Current Report on Form 8-K filed December 20, 2010 and incorporated herein by reference).

10.16 * 1994 Employee Flexible Stock Option Plan (filed as Exhibit 2 to the Company's Revised Definitive Proxy Statement filed on April 20, 2001, and incorporated herein by reference).

10.17 * Non-Employee Directors Stock Option Plan (filed as Exhibit 10.13 to the Company's Registration Statement on Form S-1/A filed on June 5, 2002, and incorporated herein by reference).

10.18 * Darling International Inc. 2004 Omnibus Incentive Plan (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed May 11, 2005, and incorporated herein by reference).

10.19* Amendment to Darling International Inc. 2004 Omnibus Incentive Plan (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed January 22, 2007 and incorporated herein by reference).

10.20* Darling International Inc. 2012 Omnibus Incentive Plan (filed as Exhibit 99 to the Company's Registration Statement on Form S-8 filed May 31, 2012 and incorporated herein by reference).

10.21 * Darling International Inc. Compensation Committee Long-Term Incentive Program Policy Statement (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed June 22, 2005, and incorporated herein by reference).

10.22 * Darling International Inc. Compensation Committee Executive Compensation Program Policy Statement adopted January 15, 2009 (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K filed January 21, 2009 and incorporated herein by reference).

10.23 * Darling International Inc. Compensation Committee Amended and Restated Executive Compensation Program Policy Statement adopted January 8, 2010 (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed January 14, 2010 and incorporated herein by reference).

10.24 * Darling International Inc. Compensation Committee 2011 Amended and Restated Executive Compensation Program Policy Statement adopted February 3, 2011 (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed February 9, 2011 and incorporated herein by reference).

10.25 * Integration Success Incentive Award Plan (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed March 15, 2006 and incorporated herein by reference).

10.26 * 2010 Special Incentive Program (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed November 17, 2010 and incorporated herein by reference).

10.27 * Non-Employee Director Restricted Stock Award Plan (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed March 15, 2006 and incorporated herein by reference).

10.28 * Amendment No. 1 to Non-Employee Director Restricted Stock Award Plan, effective as of January 15, 2009 (filed as Exhibit 10.4 to the Company's Current Report on Form 8-K filed January 21, 2009 and incorporated herein by reference).

10.29 * Amended and Restated Non-Employee Director Restricted Stock Award Plan, (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed February 28, 2011 and incorporated herein by reference).

10.30 * Notice of Amendment to Grants and Awards, dated as of October 10, 2006 (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed October 10, 2006 and incorporated herein by reference).

10.31 * Amended and Restated Employment Agreement, dated as of January 1, 2009, between Darling International Inc. and Randall C. Stuewe (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed January 21, 2009, and incorporated herein by reference).

10.32 * Employment Agreement, dated as of December 17, 2010, by and among Darling International Inc., Griffin Industries, Inc. and Robert A. Griffin (filed as Exhibit 10.9 to the Company's Current Report on Form 8-K filed December 20, 2010 and incorporated herein by reference).

10.33 * Employment Agreement, dated as of December 17, 2010, by and among Darling International Inc., Griffin Industries, Inc. and Martin W. Griffin (filed as Exhibit 10.10 to the Company's Current Report on Form 8-K filed December 20, 2010 and incorporated herein by reference).

10.34 * Form of Senior Executive Termination Benefits Agreement (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed November 29, 2007 and incorporated herein by reference).

10.35 * Form of Addendum to Senior Executive Termination Benefits Agreement (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed December 12, 2008 and incorporated herein by reference).

10.36 * Amended and Restated Senior Executive Termination Benefits Agreement dated, as of January 15, 2009, between Darling International Inc. and John O. Muse (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed January 21, 2009 and incorporated herein by reference).

10.37 * First Addendum to Amended and Restated Senior Executive Termination Benefits Agreement dated as of December 8, 2009 by and between Darling International Inc. and John O. Muse (filed as Exhibit 10.4 to the Company's Current Report on Form 8-K filed December 14, 2009 and incorporated herein by reference).

10.38 * Second Addendum to Amended and Restated Senior Executive Termination Benefits Agreement dated as of December 8, 2010 by and between Darling International Inc. and John O. Muse (filed as Exhibit 10.5 to the Company's Current Report on Form 8-K filed December 13, 2010 and incorporated herein by reference).

10.39 *	Form of Addendum to Senior Executive Termination Benefits Agreement (filed as Exhibit 10.4 to the Company's Current Report on Form 8-K filed December 13, 2010 and incorporated herein by reference).
10.40 *	Form of Senior Executive Termination Benefits Agreement between Darling International Inc. and Colin Stevenson (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed July 6, 2012 and incorporated herein by reference).
10.41 *	Separation and Consulting Agreement dated October 26, 2009, between Darling International Inc. and Mark A. Myers (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed October 29, 2009 and incorporated herein by reference).
10.42 *	Form of Indemnification Agreement between Darling International Inc. and its directors and executive officers (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed February 25, 2008, and incorporated herein by reference).
10.43	Underwriting Agreement, dated as of January 27, 2011, by and among Darling International Inc., the selling stockholders signatory thereto and Goldman, Sachs & Co., as representative of the several underwriters named in Schedule 1 thereto (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed January 28, 2011 and incorporated herein by reference).
14	Darling International Inc. Code of Business Conduct applicable to all employees, including senior executive officers (filed as Exhibit 14 to the Company's Current Report on Form 8-K filed February 25, 2008, and incorporated herein by reference).
21	Subsidiaries of the Registrant (filed herewith).
23	Consent of KPMG LLP (filed herewith).
31.1	Certification pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, of Randall C. Stuewe, the Chief Executive Officer of the Company (filed herewith).
31.2	Certification pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, of John O. Muse, the Chief Financial Officer of the Company (filed herewith).
32	Written Statement of Chief Executive Officer and Chief Financial Officer furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350) (filed herewith).
101	Interactive Data Files Pursuant to Rule 405 of Regulation S-T: (i) Consolidated Balance Sheets as of December 29, 2012 and December 31, 2011; (ii) Consolidated Statements of Operations for the years ended December 29, 2012, December 31, 2011 and January 1, 2011; (iii) Consolidated Statements of Comprehensive Income for the years ended December 29, 2012, December 31, 2011 and January 1, 2011; (iv) Consolidated Statements of Stockholders' Equity for the years ended December 29, 2012, December 31, 2011 and January 1, 2011; (v) Consolidated Statements of Cash Flows for the years ended December 29, 2012, December 31, 2011 and January 1, 2011; (vi) Notes to the Consolidated Financial Statements.

The Exhibits are available upon request from the Company.

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* Management contract or compensatory plan or arrangement.

forward-thinking

INNOVATING RENEWING

INNOVATING RENEWING



Darling International Inc.
251 O'Connor Ridge Blvd.
Suite 300
Irving, Texas 75038


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Corporate **Information**



Principal Office

Darling International Inc.
251 O'Connor Ridge Blvd., Suite 300
Irving, Texas 75038
972.717.0300
www.darlingii.com

Transfer Agent and Registrar
Computershare Investor Services
P.O. Box 43078
Providence, Rhode Island 02940-3078
Shareholder Inquiries 781.575.2879
www.computershare.com

Independent Auditors
KPMG LLP
717 N. Harwood St., Suite 3100
Dallas, Texas 75201-6585

Annual Meeting
May 7, 2013
10:00 a.m.
Four Seasons Resort and Club at Las Colinas
4150 North MacArthur Blvd.
Irving, Texas 75038

Form 10-K
Darling International Inc.'s Annual Report on Form 10-K is available upon request without charge:
c/o Investor Relations
Darling International Inc.
251 O'Connor Ridge Blvd., Suite 300
Irving, Texas 75038
www.darlingii.com

Directors

Randall C. Stuewe
Chairman and Director since February 2003

O. Thomas Albrecht
Director since 2002

D. Eugene Ewing
Director since 2011

Charles Macaluso
Director since 2002

John D. March
Director since 2008

Michael Rescoe
Director since 2011

Michael Urbut
Director since 2005

Executive Officers

Randall C. Stuewe
Chief Executive Officer

Robert A. Griffin
President

John O. Muse
Executive Vice President
Chief Administrative Officer

Colin T. Stevenson
Executive Vice President
Chief Financial Officer

Neil M. Katchen
Executive Vice President
Co-Chief Operations Officer

Martin W. Griffin
Executive Vice President
Co-Chief Operations Officer

John F. Sterling
Executive Vice President
General Counsel and Secretary

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012

Commission File Number: 1-12213

COVANCE INC.
(Exact name of Registrant as specified in its Charter)

Delaware	**22-3265977**
(State of Incorporation)	(I.R.S. Employer Identification No.)
210 Carnegie Center, Princeton, New Jersey	**08540**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: (609) 452-4440

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $.01 Par Value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes _X_ No __

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act (the "Exchange Act") of 1934. Yes __ No _X_

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes _X_ No __

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Registration S-T during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). Yes _X_ No __

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. _X_

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer _X_ Accelerated Filer __ Non-Accelerated Filer __ Smaller Reporting Company __

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes __ No _X_

The aggregate market value of the shares of common stock held by non-affiliates of the Registrant was $2,629,859,159 on June 30, 2012, the last business day of Registrant's most recently completed second fiscal quarter.

As of February 15, 2013, the Registrant had 55,115,903 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Those portions of the Company's definitive Proxy Statement which are responsive to Items 10, 11, 12, 13, and 14 of Part III of this Form 10-K are incorporated by reference into this Form 10-K.

PART I

Item 1. Business

General

Covance Inc. is a leading drug development services company providing a wide range of early-stage and late-stage product development services on a worldwide basis primarily to the pharmaceutical and biotechnology industries. We also provide laboratory testing services to the chemical, agrochemical and food industries. We believe Covance is one of the world's largest drug development services companies, based on annual net revenues, and one of a few that are capable of providing comprehensive global product development services. Covance maintains offices in more than 30 countries.

Business Strategy

Drug development services companies like Covance typically derive substantially all of their revenue from the research, development and marketing expenditures of the pharmaceutical, biotechnology and medical device industries. We believe outsourcing of these services has increased in the past and will increase in the future because of several factors, including: pressures to contain costs, limitations on internal capacity, the need for faster development time for new drugs, simultaneous research in multiple countries, stringent government regulation and expertise that customers lack internally. We believe the investment and amount of time required to develop new drugs has been increasing, and that these trends create opportunities for companies that can help make the process of drug development more efficient.

Our strategy is to provide services that will generate high-quality and timely data in support of new drug approval or use expansion. We do this by developing and delivering innovative high-quality services that apply science, technology and global reach to capture, manage and integrate a vast array of drug development data. An increasing portion of our business is being provided through strategic, long-term arrangements with clients. These strategic arrangements began with dedicated laboratory testing services contracts for preclinical studies, in which our clients commit to purchasing a specific dollar amount of services in exchange for guaranteed long term access to a portion of our facilities. The trend towards dedicated service agreements and strategic collaborations has over time been moving from preclinical work to broader drug-development contracts, such as multi-year sole source central laboratory agreements and strategic clinical development alliances. Sole source contracts for central laboratory services benefit our clients by reducing the time and effort spent contracting services on a project-by-project basis. Under strategic clinical development alliances, a pharmaceutical sponsor contracts with one, two or three trusted clinical development providers to perform most outsourced clinical trial management activities, typically within selected therapeutic classes.

In 2010, Covance entered into agreements with Sanofi to provide Sanofi with a broad range of early and late-stage drug development services over a ten year period as well as services at facilities Covance acquired from Sanofi in Porcheville, France and Alnwick, United Kingdom over a five year period. In 2011, the agreements were expanded to include other Sanofi subsidiaries. In total, estimated payments under the agreements range from $1.2 billion to $2.2 billion. In 2009, Covance acquired Merck & Co., Inc.'s ("Merck") Seattle, Washington-based gene expression laboratory, which performs genomic analysis services, and entered into a contract to supply services to Merck. In 2009, Covance entered into a seven year $42 million agreement with Kellogg Company for the provision of nutritional chemistry services in a facility in Battle Creek, Michigan. In 2008, Covance entered into a strategic research and development collaboration with Eli Lilly and Company ("Lilly"). Under this agreement, Covance acquired Lilly's 450 acre early development campus in Greenfield, Indiana. Covance agreed to provide Lilly with a broad range of drug development services over a ten year period for a minimum agreement value of $1.6 billion. Under this agreement, Lilly transferred responsibility to Covance for its non-GLP (Good Laboratory Practice) toxicology, *in vivo* pharmacology, quality control laboratory and imaging services. In addition, the agreement includes a committed level of clinical pharmacology, central laboratory, GLP toxicology studies and clinical Phase II-IV services.

Operational Excellence. Our goal is to consistently deliver outstanding service to our clients on a global scale through our platform focused on people, process and clients. As a drug development scientific services company, people are integral to our success. We work to recruit, develop and retain talented people through our "Compelling Offer" program which is designed to provide and encourage highly qualified people to initiate and build a career at Covance. We aim to enhance the effectiveness of these people with superior processes to efficiently deliver a high level of client service. We use Six Sigma and other proven improvement methodologies to optimize our processes to increase our cost competitiveness, eliminate variability in our client service levels and build competitive advantage. Finally, we seek to leverage consistent outstanding client service by building strategic relationships with our clients that drive growth and help sustain our competitive advantage. Across our people, process and clients platform, we seek to utilize technology to augment the talent of our people, to automate robust processes, and to link us more closely to our clients via proprietary systems such as Xcellerate®, StudyTracker® and LabLink.

Global Reach. We believe that it is important to provide a broad range of drug research and development services on a global basis. We have offices, regional monitoring sites and laboratories in over 50 locations in more than 30 different countries and conduct field work in many other countries. We believe we are a leader among drug development services companies in our ability to support large, global clinical trial programs.

Acquisitions. In addition to organic development of services, we consider acquisitions that are complementary to our existing services and that expand our ability to serve our clients. While we cannot exclude the possibility that we may opportunistically seek to take advantage of other situations, we generally expect acquisitions to enhance our existing services either qualitatively or geographically or to add new services that can be integrated with our existing services. In 2011, Covance acquired certain assets of TRAC Microbiology, Inc., a Wisconsin-based food microbiology and chemistry laboratory. In 2010, Covance acquired Sanofi's preclinical facilities in Porcheville, France and Alnwick, United Kingdom including its CMC (Chemistry, Manufacturing and Controls) services. In 2009, we purchased Merck's gene expression laboratory in Seattle, Washington. In 2008, we acquired Lilly's 450 acre early development campus in Greenfield, Indiana.

Services

The services we provide constitute two segments for financial reporting purposes: (1) early development services, which includes discovery support services, preclinical services and clinical pharmacology services, and (2) late-stage development services, which includes central laboratory, Phase II-IV clinical development, and market access services. Although each segment has separate services within it, they can be and increasingly are combined in integrated service offerings.

Early Development

Preclinical Services

Our preclinical services include toxicology services, pharmaceutical chemistry, nutritional chemistry and related services. Our preclinical area has been a source of innovation by introducing new technologies for client access to data such as StudyTracker®, electronic animal identification, multimedia study reports and animal and test tube measures of induced cell proliferation or reproduction. StudyTracker® is an internet-based client access product which allows clients of toxicology, bioanalytical, metabolism and reproductive and developmental toxicology services to review study data and schedules on a near real-time basis. We have laboratories in locations which include Madison, Wisconsin and Greenfield, Indiana in the United States and Harrogate, United Kingdom; Alnwick, United Kingdom; Muenster, Germany; and Porcheville, France in Europe. In 2010, we opened our preclinical facility near Shanghai, China. We also have bioanalytical laboratories in the United States in Indianapolis, Indiana and Chantilly, Virginia, and an administrative and a sales office in Tokyo, Japan. In 2008, Covance purchased Lilly's 450 acre research campus in Greenfield, Indiana for cash payments totaling $51.6 million and is currently providing a number of services at that location, including non-GLP toxicology, *in vivo* pharmacology, quality control laboratory and imaging. Covance renovated a facility in Battle Creek, Michigan for nutritional chemistry services, which opened in 2010.

Toxicology. Our preclinical toxicology services include *in vivo* toxicology studies, which are studies of the effects of drugs in animals; genetic toxicology studies, which include studies of the effects of drugs on chromosomes, as well as on genetically modified mice; and other specialized toxicology services. For example, we provide immunotoxicology services in which we assess the impact of drugs or chemicals on the structure and function of the immune system and reproductive toxicology services which help our clients assess the risk that a potential new medicine may cause birth defects.

Pharmaceutical Chemistry. In our pharmaceutical chemistry services, we determine the metabolic profile and bioavailability of drug candidates. In 2011, Covance launched a set of chemistry, manufacturing and controls (CMC) pharmaceutical development services including active pharmaceutical ingredient (API) development and supply, API characterization, preformulation, formulation and regulatory submission.

Nutritional Chemistry and Food Safety. In our nutritional chemistry services, we offer a broad range of services to the food, nutriceutical and animal feed industries, including nutritional analysis and equivalency, nutritional content fact labels, microbiological and chemical contaminant safety analysis, pesticide screening and stability testing. In 2011, Covance acquired certain assets of TRAC Microbiology, Inc., a Wisconsin-based food microbiology and chemistry laboratory which provides testing, research, auditing and consulting services to food-based businesses.

Research Products. We provide purpose-bred animals for biomedical research. The purpose-bred research animals we provide are purchased by pharmaceutical and biotechnology companies, university research centers and contract research organizations as part of required preclinical animal safety and efficacy testing. Through a variety of processes, technology and specifically constructed facilities, we provide purpose-bred, pre-acclimated and specific pathogen free animals that meet our clients' rigorous quality control requirements. Covance also has a dedicated animal biosafety level 2 (ABSL-2) containment vivarium to allow us to provide full service vaccine testing.

Discovery and Translational Services. We provide lead optimization services including custom immunology and polyclonal and monoclonal antibody services, metabolism studies and pharmacokinetic screening as well as non-GLP toxicology, *in vivo* pharmacology, imaging services and biomarker services. We provide high throughput GLP and non-GLP biomarker services and offer bioimaging capabilities and cardiac related biomarkers for animals and humans. We substantially enhanced our ability to provide discovery services in 2008 with our acquisition of Lilly's Greenfield, Indiana campus and in 2009 with our acquisition of Merck's gene expression laboratory in Seattle, Washington. In 2009, Covance formed a Biomarker Center of Excellence dedicated to the development, validation and testing of biomarkers. In 2011, we commenced offering discovery and translational services from Alnwick, United Kingdom and Shanghai, China.

Bioanalytical Services. Our bioanalytical testing services, which are conducted in our bioanalytical laboratory in Indianapolis, Indiana and in our immunoanalytical facility in Chantilly, Virginia, as well as in our laboratories in Madison, Wisconsin; Harrogate, United Kingdom and Shanghai, China, help determine the appropriate dose and frequency of drug application from late discovery evaluation through Phase III clinical testing on a full-scale, globally integrated basis.

Clinical Pharmacology Services

We provide clinical pharmacology services, including first-in-human trials, and proof of concept studies of new pharmaceuticals at our four clinics located throughout the United States and our clinic in Leeds, United Kingdom.

Late-Stage Development

Central Laboratory Services

We are the world's largest provider of central laboratory services. We have four central laboratories, one in each of the United States, Switzerland, Singapore and China that provide central laboratory services to biotechnology and pharmaceutical customers. We also have an alliance for central laboratory services testing in Japan with BML, Inc., a leading Japanese laboratory testing company.

Our capabilities provide clients the flexibility to conduct studies on a multinational and simultaneous basis. The data we provide is combinable and results in global clinical trial reference ranges because we use consistent laboratory methods, identical reagents and calibrators, and similar equipment globally. Combinable data eliminates the cumbersome process of statistically correlating results generated using different methods and different laboratories on different equipment.

We also employ a proprietary clinical trials management system that enables us to enter a sponsor's protocol requirements directly into our database. The laboratory data can be audited because all laboratory data can be traced to source documents. In addition, the laboratories are capable of delivering customized data electronically within 24 hours of test completion. Covance also offers pharmacogenomic testing and sample storage technologies in conjunction with our central laboratory services. Central laboratory services also offers LabLink, an internet-based client access program that allows clients to review and query clinical trial lab data on a near real-time basis, and the Covance Local Laboratories service, which uses a proprietary system to harmonize laboratory results from local and regional laboratories to help expand the reach of traditional central laboratory services.

Our central laboratories have an automated kit production line that is located in the United States and supplies kits to investigator sites around the world. This system allows the flexibility to expand kit production volume more quickly and uses consistent methods to reduce supply variation for our clients. We have also automated many lab testing procedures over the last several years.

In 2010, Covance opened a state-of-the-art biorepository facility in Greenfield, Indiana dedicated to long-term storage of clinical trial specimens. This facility is able to store a wide range of specimens, including plasma, serum, whole blood, DNA, PBMC and tissue.

Clinical Development Services

We offer a comprehensive range of clinical trial services, including the full management of Phase II through IV clinical studies. We have extensive experience in the majority of therapeutic areas, and we provide the following core services either on an individual or aggregated basis to meet clients' needs: study design and modeling; coordination of study activities; trial logistics; monitoring of study site performance; clinical data management and biostatistical analysis; and medical writing and regulatory services.

We have extensive experience in managing clinical trials in the North America, Europe, South America and Asia Pacific regions. These trials may be conducted separately or simultaneously as part of a multinational development plan. We can manage every aspect of clinical trials from clinical development plans and protocol design to New Drug Applications, among other supporting services. Over the last several years, clinical development services has continued its expansion into Eastern Europe, the Middle East, Asia Pacific and South America.

In 2011, we launched Xcellerate®, a proprietary methodology designed to help optimize clinical trial performance to assist biopharmaceutical companies in improving quality, reducing waste, and decreasing trial timelines. The Xcellerate methodology enables us to make custom recommendations on site, investigator and geographic selection to enhance clinical trial design and execution.

Periapproval Services. Periapproval trials are studies conducted "around the time of New Drug Application approval," generally after a drug has successfully undergone clinical efficacy and safety testing and the New Drug Application has been submitted to the Food and Drug Administration ("FDA"). We offer a range of periapproval services, including: Treatment Investigational New Drug applications; Phase IIIb clinical studies, which involve studies conducted after New Drug Application submission, but before regulatory approval is obtained; Phase IV clinical studies, which are studies conducted after initial approval of the drug; product withdrawal support services and other types of periapproval studies such as post-marketing surveillance studies, FDA mandated post-marketing commitments generally focusing on characterizing a drug's safety in large, diverse patient groups, and prescription to over-the-counter switch studies.

Market Access Services

We offer a wide range of reimbursement and healthcare economics consulting services, including outcomes and pharmacoeconomic studies, reimbursement planning, reimbursement advocacy programs, risk evaluation and mitigation strategy (REMS) services, registry services, specialty pharmacy services and managed market contracting services. Pharmaceutical, biotechnology and medical device manufacturers purchase these services from us to help optimize their return on research and development investments. We offer InTeleCenter® services that employ state of the art phone, internet and electronic media to manage customer communications. InTeleCenter programs include reimbursement hotlines, patient assistance programs and patient compliance REMS programs.

Clinical Trial Support Services

Cardiac Safety Services. In November 2007, we sold our centralized ECG business to eResearch Technology Inc. for an upfront cash payment of approximately $35 million with the opportunity to receive additional contingent consideration relating to transferred backlog as well as from revenues generated from new contracts secured under a long-term marketing arrangement. We continue to offer this service to our clients through this marketing arrangement.

Interactive Voice and Web Response Services. In 2009, we sold our interactive voice and web response services business to Phase Forward for $10 million in cash. In addition, Covance and Phase Forward entered into a five year marketing agreement with respect to certain of Phase Forward's services which Covance offers to its clinical development clients. In 2010, Phase Forward was acquired by Oracle.

Customers and Marketing

We provide product development services on a global basis to, among others, the pharmaceutical and biotechnology industries. In 2012, we served in excess of 1,000 biopharmaceutical companies, ranging from the world's largest pharmaceutical companies and biotechnology companies to small and start-up organizations.

Other than one customer that accounted for 10.1% of our aggregate net revenue in 2012, no other customer accounted for ten percent or more of our aggregate net revenue. We had four customers accounting for more than five but less than ten percent of our net revenues. In our early development segment, one customer accounted for more than ten percent of net revenues and two customers accounted for more than five but less than ten percent of its aggregate net revenues. In our late-stage development segment, two customers accounted for more than ten percent of net revenues and four customers accounted for more than five but less than ten percent of aggregate net revenues.

For net revenues from external customers, assets attributable to each of our business segments, revenues by significant service area and other segment information for each of the last three fiscal years, please review Note 14 to the audited consolidated financial statements included elsewhere in this Annual Report.

For net revenues from external customers and long-lived assets attributable to operations in the United States, United Kingdom, Switzerland and other countries for each of the last three fiscal years, please review Note 14 to the audited consolidated financial statements included elsewhere in this Annual Report.

Our global sales activities are conducted by sales personnel based in our operations in the United States, Europe, South America and Asia Pacific.

Contractual Arrangements

Many of our contracts with our clients are either fixed price or fee-for-service with a cap. To a lesser extent, some of our contracts are fee-for-service without a cap. In cases where the contracts are fixed price, we may bear the cost of overruns, or we benefit if the costs are lower than we anticipated. In cases where our contracts are fee-for-service with a cap, the contracts contain an overall budget for the trial based on time and cost estimates. If our costs are lower than anticipated, the client generally keeps the savings, but if our costs are higher than estimated, we may be responsible for the overrun unless the increased cost is a result of a scope change or other factors outside of our control, such as an increase in the number of patients to be enrolled or the type or amount of data to be collected. Contracts may range in duration from a few months to several years or longer depending on the nature of the work performed. Billing schedules and payment terms are generally negotiated on a contract-by-contract basis. In some cases, we bill the client for the total contract value in progress-based installments as we reach certain non-contingent billing milestones over the contract duration. For additional information please refer to Item 7. Critical Accounting Policies—Revenue Recognition.

Most of our contracts may be terminated by the client either immediately or upon notice. These contracts often require payment to Covance of expenses to wind down a study or project, payment to Covance of fees earned to date, and, in some cases, a termination fee or payment to Covance of some portion of the fees or profit that could have been earned under the contract if it had not been terminated early.

We also have contracts with minimum volume commitments with certain clients with initial terms that generally range in duration from three to ten years. Underlying these arrangements are individual project contracts for the specific services to be provided. These arrangements enable our clients to secure space in our facilities or time of our personnel in exchange for which they agree to provide a guaranteed annual minimum dollar value ("volume") of work. Under these types of arrangements, if the annual minimum volume commitment is not reached, the client is required to pay Covance for the shortfall. Progress towards the achievement of annual minimum volume guarantees is monitored throughout the year. Annual minimum guarantee shortfalls are not included in net revenues until the amount of the shortfall has been determined and agreed to by the client.

Backlog

Some of our studies and projects are performed over an extended period of time, which may exceed several years. We maintain an order backlog to track anticipated net revenues yet to be earned for work that has not yet been performed. However, we do not maintain an order backlog for other services that are performed within a short period of time or where it is not otherwise practical or feasible to maintain an order backlog. Our aggregate backlog at December 31, 2012 and 2011 was $6.64 billion and $6.14 billion, respectively.

Backlog generally includes work to be performed under signed agreements (i.e., contracts and letters of intent). Once work under a signed agreement begins, net revenues are recognized over the life of the project. However, in some cases we will begin work on a project once we conclude we have a legally binding agreement, but before executing a signed agreement, and backlog may include the net revenues expected from that project.

We cannot provide any assurance that we will be able to realize all or most of the net revenues included in backlog or estimate the portion expected to be filled in the current year. Although backlog can provide meaningful information to our management with respect to a particular study, we believe that our aggregate backlog as of any date is not necessarily a meaningful indicator of our future results for a variety of reasons. These reasons include the following: studies vary in duration; the scope of studies may change, which may either increase or decrease their value; and studies may be terminated, reduced in scope or delayed at any time by the client or regulatory authorities.

Competition

The contract research organization industry has many participants ranging from hundreds of small, limited-service providers to a limited number of full-service contract research organizations with global capabilities. We primarily compete against in-house departments of pharmaceutical companies, full-service and limited-service contract research organizations and, to a lesser extent, selected universities and teaching hospitals.

In early development services, our most significant competitors include Charles River Laboratories International, Inc., Pharmaceutical Product Development, Inc., ("PPD"), WIL Research Laboratories, Inc., WuXi PharmaTech Inc. and MPI Research Inc., among others. In late-stage development services, our significant competitors include Quintiles Transnational Corp., PPD, Parexel International Corporation, INC Research, LLC, ICON plc, PRA International, inVentiv Health Clinical and Quest Diagnostics Incorporated, among others.

There is competition for customers on the basis of many factors, including the following: reputation for on-time quality performance; expertise and experience in specific areas; scope of service offerings; strengths in various geographic markets; therapeutic areas; price; technological expertise and efficient drug development processes; ability to acquire, process, analyze and report data in a rapid and accurate manner; historic experience and relationships; ability to manage large-scale clinical trials both domestically and internationally; quality of facilities; expertise and experience in reimbursement and healthcare consulting; and size. We believe that we compete favorably in these areas.

Government Regulation

Our laboratory services are subject to various regulatory requirements designed to ensure the quality and integrity of the testing processes. Covance's standard operating procedures are written in accordance with regulations and guidelines appropriate to the region and the nation where they will be used.

The industry standards for conducting preclinical laboratory testing are embodied in the Good Laboratory Practice ("GLP") and for central laboratory operations in the Clinical Laboratory Improvement Amendments of 1988 ("CLIA"). The standards of GLP are required by the FDA, by the Department of Health in the United Kingdom, by the European Agency for the Evaluation of Medicinal Products ("EMEA") in Europe, by the SFDA in China and by similar regulatory authorities in other parts of the world. To help satisfy its compliance obligations, Covance has established quality assurance controls at its laboratory facilities which monitor ongoing compliance with GLP and CLIA.

Our clinical services are subject to industry standards for the conduct of clinical research and development studies that are embodied in the regulations for Good Clinical Practice ("GCP"). The FDA, EMEA and other regulatory authorities require that test results submitted to such authorities be based on studies conducted in accordance with GCP. As with GLP and Good Manufacturing Practice ("GMP"), noncompliance with GCP can result in the disqualification of data collected during the clinical trial.

We strive to perform all clinical research in accordance with the International Conference on Harmonization—Good Clinical Practice Guidance, and the requirements of the applicable country. Although the United States is a signatory to this guidance, the FDA has not adopted all of this guidance as statutory regulations, but has currently adopted it only as guidance. From an international perspective, when applicable, we have implemented common standard operating procedures across regions to assure consistency whenever it is feasible and appropriate to do so.

Our animal import and breeding facilities and toxicology facilities are also subject to a variety of U.S. federal and state laws and regulations, including The Animal Welfare Act and the rules and regulations promulgated thereunder by the United States Department of Agriculture ("USDA") and corresponding rules and regulations in other countries. These facilities maintain detailed standard operating procedures and the documentation necessary to comply with applicable regulations for the humane treatment of the animals in their custody. Besides being licensed by the USDA as a dealer and/or research facility, as appropriate, these businesses are also accredited by the Association for Assessment and Accreditation of Laboratory Animal Care International and have registered assurance with the United States National Institutes of Health Office of Laboratory Animal Welfare.

The use of controlled substances in testing for drugs with a potential for abuse is regulated in the United States by the U.S. Drug Enforcement Administration and by similar regulatory bodies in other parts of the world. All Covance United States laboratories using controlled substances for testing purposes are licensed by the U.S. Drug Enforcement Administration.

Our laboratories are subject to licensing and regulation under federal, state and local laws, as well as the law of other countries in which our laboratories operate, relating to hazard communication and employee right-to-know regulations, the handling and disposal of medical specimens and hazardous waste and radioactive materials, as well as the safety and health of laboratory employees. All of our laboratories are subject to applicable laws and regulations relating to the storage and disposal of all laboratory specimens including the regulations of the Environmental Protection Agency, the Nuclear Regulatory Commission, the Department of Transportation, the National Fire Protection Agency, the Resource Conservation and Recovery Act and similar laws outside the United States. Although we believe that Covance is currently in compliance in all material respects with such laws, failure to comply could subject Covance to denial of the right to conduct business, fines, criminal penalties and other enforcement actions.

In addition to its comprehensive regulation of safety in the workplace, the Occupational Safety and Health Administration and similar regulatory authorities in foreign countries have established extensive requirements relating to workplace safety for healthcare employers whose workers may be exposed to blood-borne pathogens such as HIV and the hepatitis B virus. Covance employees receive initial and periodic training focusing on compliance with applicable hazardous materials regulations and health and safety guidelines.

The United States and other national governments are concerned about the disclosure of confidential personal data and have addressed this concern with increased regulation. The European Union, or EU, prohibits certain disclosures of personal confidential information, including medical information, to any entity that does not comply with certain security safeguards. In the United States, various federal and state laws address the security and privacy of health and other personal information. We will continue to monitor our compliance with applicable regulations.

The regulations of the U.S. Department of Transportation, the U.S. Public Health Service and the U.S. Postal Service, as well as similar regulations in other countries, apply to the surface and air transportation of laboratory specimens. Covance's laboratories also must comply with the applicable International Air Transport Association regulations, which govern international shipments of laboratory specimens.

Intellectual Property

We have developed certain computer software and technically derived procedures and products intended to maximize the quality and effectiveness of our services. Although our intellectual property rights are important to our results of operations, we believe that such factors as the technical expertise, knowledge, ability and experience of our professionals are more important, and that, overall, these technological capabilities provide significant benefits to our clients.

Employees

At December 31, 2012, we had 11,790 employees, approximately 47% of whom were employed outside of the United States and 11,160 of whom were full time employees. Our records indicate that more than 100 of our employees hold M.D. degrees, more than 750 hold Ph.D. degrees, and more than 2,100 hold masters or other postgraduate degrees. We believe that Covance's relations with its employees are good.

Executive Officers

Joseph L. Herring, 57, has been Covance's Chief Executive Officer since January 2005, and Chairman since January 2006. Mr. Herring was President and Chief Operating Officer from November 2001 to December 2004, and was Covance's Corporate Senior Vice President and President—Early Development Services from 1999 to November 2001. From September 1996 to September 1999, Mr. Herring was Corporate Vice President and General Manager of Covance Laboratories North America. Prior to joining Covance, Mr. Herring spent 18 years at the American Hospital Supply/Baxter International/Caremark International family of healthcare service companies where he held a variety of senior leadership positions, culminating in the position of Vice President and General Manager of its oncology business. Mr. Herring has been a member of the Covance Board since 2004.

William E. Klitgaard, 59, has been Covance's Corporate Senior Vice President and Chief Information Officer since May 8, 2012. Prior to that, Mr. Klitgaard was Covance's Corporate Senior Vice President, Chief Financial Officer and Treasurer since September 2000. From September 1999 to September 2000, Mr. Klitgaard was Covance's Corporate Vice President, Strategy and Corporate Development and Treasurer. From October 1996 to September 1999, Mr. Klitgaard was Covance's Corporate Vice President and Treasurer. Prior to that, Mr. Klitgaard was Treasurer at Kenetech Corporation in San Francisco, before which, Mr. Klitgaard had spent eleven years in positions of increasing responsibility with Consolidated Freightways Inc.

Alison Cornell, 50, has been Covance's Corporate Vice President and Chief Financial Officer since May 8, 2012. Ms. Cornell was Vice President, Global Financial Planning and Analysis from March 2009 to May 7, 2012. Ms. Cornell joined Covance in August 2004 as Vice President, Late Stage Development Services. Prior to joining Covance, Ms. Cornell spent 19 years at AT&T where she held a variety of senior leadership positions.

Richard Cimino, 53, has been Covance's Executive Vice President and Group President, Clinical Development since November 2010. From December 2004 through October 2010, Mr. Cimino was Corporate Senior Vice President and President—Clinical Development. Prior to that, Mr. Cimino was Covance's General Manager of Cardiac Safety Services commencing December 2003. Prior to that, Mr. Cimino was General Manager, America's Health Imaging Group and Corporate Vice President of Eastman Kodak Company.

James W. Lovett, 48, has been Covance's Corporate Senior Vice President, General Counsel and Secretary since February 2003, has headed Covance's Nutritional Chemistry and Food Safety Services since January 2008 and has led Covance's Market Access Services since November 2010. From December 2001 to February 2003, Mr. Lovett was Corporate Vice President, General Counsel and Secretary of Covance. From 1997 to 2001, Mr. Lovett was with FMC Corporation in positions of increasing responsibility and, prior to that, was a partner in the law firm of McDermott, Will & Emery.

Deborah L. Keller Tanner, 50, has been Covance's Executive Vice President and Group President, Research and Development Laboratories since November 2010. Ms. Keller Tanner was Corporate Senior Vice President and President—Global Central Laboratory Services from February 2006 through October 2010. Prior to that Ms. Keller Tanner was Covance's Global Vice President of Operations in Central Laboratory Services commencing in August 2001 and prior to that, Vice President—Analytical Services for Covance Laboratories—Europe. Ms. Keller Tanner has been with Covance for 25 years in positions of increasing responsibility.

John E. Watson, 53, has been Covance's Corporate Senior Vice President, President of Strategic Partnering and Chief Commercial Officer since November 2010. Mr. Watson was Corporate Vice President and President—Strategic Partnering & Integrated Drug Development from January 2009 to November 2010. Prior to that, Mr. Watson was Covance's Vice President of Corporate Marketing & Sales. Mr. Watson has been with Covance in positions of increasing responsibility beginning in February 1999. Prior to joining Covance, Mr. Watson spent 12 years in roles of increasing responsibility within the Bristol-Myers Squibb companies.

Brian H. Nutt, 43, has been Covance's Principal Accounting Officer and Director of External Reporting since May 2011. Mr. Nutt was Director, Corporate Finance from 2010 to 2011. Prior to that, Mr. Nutt was a Senior Manager, Corporate Finance. Prior to joining Covance in 2006, Mr. Nutt was Senior Director, Corporate Finance and Internal Audit for MedPointe Pharmaceuticals.

Available Information

Covance makes available free of charge on its website at www.covance.com, its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after such reports are electronically filed with, or furnished to, the Securities and Exchange Commission ("SEC"). The charters of the Audit Committee, the Compensation Committee, and the Corporate Governance Committee, as well as the Corporate Governance Guidelines, the Code of Ethics for Financial Professionals and the Company's Business Integrity Program may be accessed through our website at *www.covance.com.*

Item 1A. Risk Factors

This section discusses various risk factors that are attendant with our business and the provision of our services. If the events outlined below were to occur individually or in the aggregate, our business, results of operations, financial condition, and cash flows could be materially adversely affected.

Changes in government regulation or in practices relating to the pharmaceutical industry could decrease the need for the services we provide.

Governmental agencies throughout the world, including in the United States, strictly regulate the drug development process. Our business involves helping pharmaceutical and biotechnology companies navigate the regulatory drug approval process. Changes in regulation, such as a relaxation in regulatory requirements or the introduction of simplified drug approval procedures, or an increase in regulatory requirements that we have difficulty satisfying or that make our services less competitive, could eliminate or substantially reduce the demand for our services. Also, if government efforts contain drug costs and impact pharmaceutical and biotechnology company profits from new drugs, our customers may spend less, or reduce their growth in spending on research and development. If health insurers were to change their practices with respect to reimbursements for pharmaceutical products, our customers may spend less, or reduce their growth in spending on research and development.

Failure to comply with existing regulations could result in a loss of revenue or earnings or in increased costs.

Any failure on our part to comply with applicable regulations could result in the termination of on-going research or the disqualification of data for submission to regulatory authorities. For example, if we were to fail to properly monitor compliance by clinical trial investigators with study protocols, the data collected from that trial could be disqualified. If this were to happen, we could be contractually required to repeat the trial at no further cost to our customer, but at substantial cost to us, or could be exposed to a lawsuit seeking substantial monetary damages.

We may bear financial losses because most of our contracts are of a fixed price nature and may be delayed or terminated or reduced in scope for reasons beyond our control.

Many of our contracts provide for services on a fixed price or fee-for-service with a cap basis and they may be terminated or reduced in scope either immediately or upon notice. Cancellations may occur for a variety of reasons, including:

- the failure of products to satisfy safety requirements;
- unexpected or undesired results of the products;
- insufficient patient enrollment;
- insufficient investigator recruitment;
- the client's decision to terminate the development of a product or to end a particular study; and
- our failure to perform properly our duties under the contract.

The loss, reduction in scope or delay of a large contract or the loss, delay or conclusion of multiple contracts could materially adversely affect our business, although our contracts often entitle us to receive the costs of winding down the terminated projects, as well as all fees earned by us up to the time of termination.

We may bear financial risk if we underprice our contracts or overrun cost estimates.

Since our contracts are often structured as fixed price or fee-for-service with a cap, we bear the financial risk if we initially underprice our contracts or otherwise overrun our cost estimates. Such underpricing or significant cost overruns could have a material adverse effect on our business, results of operations, financial condition, and cash flows.

We may not be able to successfully develop and market or acquire new services.

We may seek to develop and market new services that complement or expand our existing business or expand our service offerings through acquisition. If we are unable to develop new services and/or create demand for those newly developed services, or to expand our service offerings through acquisition, our future business, results of operations, financial condition, and cash flows could be adversely affected.

Our quarterly operating results may vary.

Our operating results may vary significantly from quarter to quarter and are influenced by factors over which we have little control such as:

- changes in the general global economy;
- exchange rate fluctuations;
- the commencement, completion, delay or cancellation of large projects or groups of projects;
- the progress of ongoing projects;
- the timing of and charges associated with completed acquisitions or other events; and
- changes in the mix of our services.

We believe that operating results for any particular quarter are not necessarily a meaningful indication of future results. While fluctuations in our quarterly operating results could negatively or positively affect the market price of our common stock, these fluctuations may not be related to our future overall operating performance.

We depend on the pharmaceutical and biotechnology industries.

Our revenues depend greatly on the expenditures made by the pharmaceutical and biotechnology industries in research and development. In some instances, companies in these industries are reliant on their ability to raise capital in order to fund their research and development projects. Accordingly, economic factors and industry trends that affect our clients in these industries also affect our business. If companies in these industries were to reduce the number of research and development projects they conduct or outsource, whether through inability to raise capital, industry trends, economic conditions or otherwise, our business could be materially adversely affected.

We operate in a highly competitive industry.

Competitors in the contract research organization industry range from small, limited-service providers to full service global contract research organizations. Our main competition consists of in-house departments of pharmaceutical companies, full-service and functional contract research organizations, and, to a lesser degree, universities and teaching hospitals. We compete on a variety of factors, including:

- reputation for on-time quality performance and regulatory compliance;
- expertise and experience in specific areas;
- scope of service offerings;
- strengths in various geographic markets;
- price;
- technological expertise and efficient drug development processes;
- quality of facilities;
- ability to acquire, process, analyze and report data in an accurate manner;
- ability to manage large-scale clinical trials both domestically and internationally;
- expertise and experience in market access services; and
- size.

For instance, our clinical and other development services have from time-to-time experienced periods of increased price competition which had a material adverse effect on Covance's late-stage development profitability and consolidated net revenues and net income.

There is competition among the larger contract research organizations for both clients and potential acquisition candidates. Additionally, small, limited-service entities considering entering the contract research organization industry will find few barriers to entry, thus further increasing possible competition. These competitive pressures may affect the attractiveness of our services and could adversely affect our financial results.

Unfavorable general economic conditions could negatively impact our operating results and financial condition.

Unfavorable global economic conditions, such as the recent recession in the United States and the financial crisis affecting the banking system and financial markets, could negatively affect our business. While it is difficult for us to predict the impact of general economic conditions on our business, unfavorable economic conditions could reduce customer demand for some of our services, which could cause our revenue to decline. Also, our customers, particularly smaller biotechnology companies which are especially reliant on the credit and capital markets, may not be able to obtain adequate access to credit or equity funding, which could affect their demand for our services and ability to make timely payments to us. If that were to occur, we could be required to increase our allowance for doubtful accounts, and the number of days outstanding for our accounts receivable could increase. For these reasons, among others, if economic conditions stagnate or decline, our operating results and financial condition could be adversely affected.

We may expand our business through acquisitions.

We review many acquisition candidates and, in addition to acquisitions which we have already made, we are continually evaluating new acquisition opportunities. Factors which may affect our ability to grow successfully through acquisitions include:

- difficulties and expenses in connection with integrating the acquired companies and achieving the expected benefits;
- diversion of management's attention from current operations;
- the possibility that we may be adversely affected by risk factors facing the acquired companies;
- acquisitions could be dilutive to earnings, or in the event of acquisitions made through the issuance of our common stock to the shareholders of the acquired company, dilutive to the percentage of ownership of our existing stockholders;
- potential losses resulting from undiscovered liabilities of acquired companies not covered by the indemnification we may obtain from the seller;
- risks of not being able to overcome differences in foreign business practices, language and other cultural barriers in connection with the acquisition of foreign companies; and
- loss of key employees of the acquired companies.

We may be affected by health care reform and potential additional reforms.

In March 2010, the United States Congress enacted health care reform legislation intended to expand, over time, health insurance coverage and impose health industry cost containment measures. This legislation may significantly impact the pharmaceutical and biotechnology industries. In addition, governments in the United States and other nations may consider various types of health care reform in order to control growing health care costs. We are presently uncertain as to the effects of the recently enacted legislation on our business and are unable to predict what legislative proposals will be adopted in the future, if any.

Implementation of health care reform legislation that contains costs could limit the profits that can be made from the development of new drugs. This could adversely affect research and development expenditures by pharmaceutical and biotechnology companies which could in turn decrease the business opportunities available to us both in the United States and abroad. In addition, new laws or regulations may create a risk of liability, increase our costs or limit our service offerings.

We rely on third parties for important services.

We depend on third parties to provide us with services critical to our business. The failure of any of these third parties to adequately provide the needed services including, without limitation, transportation services, could have a material adverse effect on our business.

Our revenues and earnings are exposed to exchange rate fluctuations.

We derive a large portion of our net revenues from international operations. For the years ended December 31, 2012 and 2011, we derived approximately 49% and 48%, respectively, of our net revenues from operations outside the United States. Since our consolidated financial statements are denominated in U.S. dollars, fluctuations in exchange rates from period to period will have an impact on our reported results. In addition, in certain circumstances, we may incur costs in one currency related to our services or products for which we are paid in a different currency. As a result, factors associated with international operations, including changes in foreign currency exchange rates, could significantly affect our results of operations, financial condition and cash flows.

The loss of our key personnel could adversely affect our business.

Our success depends to a significant extent upon the efforts of our senior management team and other key personnel. The loss of the services of such personnel could adversely affect our business. Also, because of the nature of our business, our success is dependent upon our ability to attract and retain technologically qualified personnel. There is substantial competition for qualified personnel, and an inability to recruit or retain qualified personnel may impact our ability to grow our business and compete effectively in our industry.

Contract research services create a risk of liability.

In contracting to work on drug development trials and studies, we face a range of potential liabilities, for example:

- errors or omissions that create harm during a trial to study volunteers or after a trial to consumers of the drug after regulatory approval of the drug;
- general risks associated with clinical pharmacology facilities, including negative consequences from the administration of drugs to clinical trial participants or the professional malpractice of clinical pharmacology medical care providers;
- errors or omissions from tests conducted for the agricultural, food, beverage and dietary supplement industries;
- risks that animals in our breeding facilities may be infected with diseases that may be harmful and even lethal to themselves and humans despite preventive measures contained in our company policies for the quarantine and handling of imported animals; and
- errors and omissions during a trial that may undermine the usefulness of a trial or data from the trial or study or may delay the entry of a drug to the market.

We also contract with physicians, also referred to as investigators, to conduct the clinical trials to test new drugs on human volunteers. These tests can create a risk of liability for personal injury or death to volunteers, resulting from negative reactions to the drugs administered or from professional malpractice by third party investigators.

While we endeavor to include in our contracts provisions entitling us to be indemnified or entitling us to a limitation of liability, these provisions do not uniformly protect us against liability arising from certain of our own actions, such as negligence or misconduct. We could be materially and adversely affected if we were required to pay damages or bear the costs of defending any claim which is not covered by a contractual indemnification provision or in the event that a party who must indemnify us does not fulfill its indemnification obligations or which is beyond the level of our insurance coverage. There can be no assurance that we will be able to maintain such insurance coverage on terms acceptable to us.

Hardware and software failures, delays in the operation of our computer and communications systems, the failure to implement system enhancements or cyber security breaches may harm our business.

Our success depends on the efficient and uninterrupted operation of our computer and communications systems. A failure of our network or data gathering procedures could impede the processing of data, delivery of databases and services, client orders and day-to-day management of our business and could result in the corruption or loss of data. While certain of our operations have appropriate disaster recovery plans in place, we currently do not have redundant facilities everywhere in the world to provide IT capacity in the event of a system failure. Despite any precautions we may take, damage from fire, floods, hurricanes, power loss, telecommunications failures, computer viruses, break-ins, cybersecurity breaches and similar events at our various computer facilities could result in interruptions in the flow of data to our servers and from our servers to our clients. In addition, any failure by our computer environment to provide our required data communications capacity could result in interruptions in our service. In the event of a delay in the delivery of data, we could be required to transfer our data collection operations to an alternative provider of server hosting services. Such a transfer could result in delays in our ability to deliver our products and services to our clients. Additionally, significant delays in the planned delivery of system enhancements, improvements and inadequate performance of the systems once they are completed could damage our reputation and harm our business. Finally, long-term disruptions in the infrastructure caused by events such as natural disasters, the outbreak of war, the escalation of hostilities, acts of terrorism (particularly involving cities in which we have offices) and cybersecurity breaches could adversely affect our business. Although we carry property and business interruption insurance, our coverage may not be adequate to compensate us for all losses that may occur.

Reliance on facilities.

Covance relies on certain of its facilities. In particular, Covance's preclinical and central laboratory facilities are highly specific and would be difficult to replace in a short period of time. Any event that causes a disruption of the operation of these facilities might impact our ability to provide service to our customers and therefore could have a material adverse affect on our financial condition, results of operations and cash flows.

Reliance on air transportation.

Our central laboratories and certain of our other businesses are heavily reliant on air travel for transport of clinical trial kits and other material, research products, and people, and a significant disruption to the air travel system, or our access to it, could have a material adverse effect on our business.

Certain service offerings and research products are dependent on limited sources of supply of services or products which if interrupted could affect our business.

We depend on a limited number of suppliers for certain services and for certain animal populations. Disruptions to the continued supply of these services or products may arise from export/import restrictions or embargoes, foreign political or economic instability, or otherwise. Disruption of supply could have a material adverse effect on our business.

Actions of animal rights extremists may affect our business.

Our early development services utilize animals in preclinical testing of the safety and efficacy of drugs and also breed and sell animals for biomedical research. Such activities are required for the development of new medicines and medical devices under regulatory regimes in the United States, Europe, Japan and other countries. Acts of vandalism and other acts by animal rights extremists who object to the use of animals in drug development could have a material adverse effect on our business.

Our animal populations may suffer diseases that can damage our inventory, harm our reputation, result in decreased sales of research products or result in other liability to us.

It is important that our research products be free of diseases, including infectious diseases. The presence of diseases can distort or compromise the quality of research results, can cause loss of animals in our inventory, can result in harm to humans or outside animal populations if the disease is not contained to animals in inventory, or can result in other losses. Such results could harm our reputation or have a material adverse effect on our financial condition, results of operations, and cash flows.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Covance both owns and leases its facilities. Covance owns substantial facilities in the United States in Madison, Wisconsin and in Greenfield, Indiana, in Europe in Harrogate, United Kingdom, in Leeds, United Kingdom, in Alnwick, United Kingdom, in Porcheville, France and in Muenster, Germany for its early development services. Covance also owns a newly renovated facility in Battle Creek, Michigan used for nutritional chemistry services. In Asia, Covance owns a preclinical facility near Shanghai, China on land on which we have a 50 year land use right. Covance owns a substantial facility in Geneva, Switzerland and leases a substantial facility in the United States in Indianapolis, Indiana for its central laboratory services and leases facilities in Indianapolis, Indiana and Chantilly, Virginia for its bioanalytical services. Covance leases substantial facilities for its clinical development services in the United States in Princeton, New Jersey, and in the United Kingdom in Maidenhead. Covance also owns or leases other properties and facilities in the United States, Europe, South America and Asia Pacific. Covance believes that its facilities are adequate for its operations and that suitable additional space will be available when needed.

For additional information, please see Note 11 to the audited consolidated financial statements included elsewhere in this Annual Report.

Item 3. Legal Proceedings

Covance is party to lawsuits and administrative proceedings incidental to the normal course of its business. Covance does not believe that any liabilities related to such lawsuits or proceedings will have a material effect on its financial condition, results of operations or cash flows.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Stock and Related Stockholder Matters and Issuer Purchases of Equity Securities

Covance's common stock is traded on the New York Stock Exchange (symbol: CVD). The following table shows the high and low sales prices on the New York Stock Exchange for each of the most recent eight fiscal quarters.

Quarter	High	Low
First Quarter 2011	$59.81	$49.97
Second Quarter 2011	$63.86	$54.87
Third Quarter 2011	$62.58	$44.36
Fourth Quarter 2011	$53.02	$42.86
First Quarter 2012	$49.68	$42.02
Second Quarter 2012	$50.93	$44.20
Third Quarter 2012	$49.51	$45.26
Fourth Quarter 2012	$59.31	$46.51

As of February 15, 2013, there were 3,353 holders of record of Covance's common stock.

Covance has not paid any dividends during 2012 or 2011. Covance does not currently intend to pay dividends, but rather, intends to reinvest earnings in its business.

Item 5a. Performance Graph

The graph below provides an indicator of cumulative total shareholder returns for Covance as compared with the Standard & Poor's 500 Stock Index® and the Standard & Poor's Health Care Sector Index®. The graph covers the period of time from December 31, 2007 through December 31, 2012 and assumes $100 was invested on December 31, 2007.


$150
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$50
$0
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Dec09
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YEARS ENDED
Covance
S&P 500 Index
S&P 500 Health Care Index

Item 6. Selected Financial Data

The following table presents selected historical consolidated financial data of Covance as of and for each of the years ended December 31, 2012, 2011, 2010, 2009 and 2008. This data has been derived from the audited consolidated financial statements of Covance. You should read this selected historical consolidated financial data in conjunction with Covance's audited consolidated financial statements and accompanying notes included elsewhere in this Annual Report. Historical consolidated financial data may not be indicative of Covance's future performance. See also "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The information provided in the following table is on an "as reported" basis for all years presented, and includes the results of Covance's interactive voice and web response service offering ("IVR Services") through its divestiture on August 20, 2009. Items affecting comparability between periods have been noted in the following table.

	Year Ended December 31				
	2012	2011	2010	2009	2008
	(Dollars in thousands, except per share data)				
Income Statement Data:					
Net revenues	$2,180,621	$2,095,938	$1,925,630	$1,867,634	$1,728,098
Reimbursable out-of-pocket expenses	185,138	140,508	112,843	94,992	98,969
Total revenues	2,365,759	2,236,446	2,038,473	1,962,626	1,827,067
Costs and expenses:					
Cost of revenue	1,570,223	1,467,051	1,348,498	1,277,142	1,142,697
Reimbursable out-of-pocket expenses	185,138	140,508	112,843	94,992	98,969
Selling, general and administrative	358,854	343,044	307,386	270,593	250,180
Depreciation and amortization	117,708	105,214	103,024	91,289	71,571
Impairment charges	17,959	—	119,229	—	—
Total	2,249,882[a]	2,055,817[d]	1,990,980[g]	1,734,016	1,563,417
Income from operations	115,877[a]	180,629[d]	47,493[g]	228,610	263,650
Other expense (income), net:					
Interest expense (income), net	3,506	1,979	52	201	(6,461)
Foreign exchange transaction loss (gain), net	1,474	1,248	3,649	245	(142)
Impairment of equity investment	7,373	12,119	—	—	—
Gain on sale of investment	(1,459)	—	—	—	—
Loss (gain) on sale of businesses	169	—	—	(9,681)	(4,070)
Other expense (income), net	11,063[b]	15,346[e]	3,701	(9,235)[i]	(10,673)[k]
Income before taxes and equity investee earnings	104,814[a],[b]	165,283[d],[e]	43,792[g]	237,845[i]	274,323[k]
Tax expense (benefit)[l]	10,099[c]	33,574[f]	(23,655)[h]	62,870[j]	79,415
Equity investee earnings	17	480	807	907	1,852
Net income	$ 94,732[a],[b],[c]	$ 132,189[d],[e],[f]	$ 68,254[g],[h]	$ 175,882[i],[j]	$ 196,760[k]
Basic earnings per share	$ 1.73	$ 2.22	$ 1.08	$ 2.76	$ 3.12
Diluted earnings per share	$ 1.68[a],[b],[c]	$ 2.16[d],[e],[f]	$ 1.06[g],[h]	$ 2.73[i],[j]	$ 3.08[k]
Balance Sheet Data:					
Working capital	$ 352,131	$ 549,881	$ 446,637	$ 474,928	$ 277,895
Total assets	$2,288,342	$2,108,008	$1,965,542	$1,974,944	$1,753,088
Long term debt	$ —	$ —	$ 97,500	$ —	$ —
Stockholders' equity	$1,307,192	$1,457,795	$1,279,821	$1,411,004	$1,194,849
Other Financial Data:					
Gross margin	28.0%	30.0%	30.0%	31.6%	33.9%
Operating margin	5.3%	8.6%	2.5%	12.2%	15.3%
Net income margin	4.3%	6.3%	3.5%	9.4%	11.4%
Current ratio	1.40	2.02	1.89	2.18	1.60
Debt to equity	0.00	0.00	0.07	0.00	0.00
Book value per share	23.77	23.96	21.24	22.01	18.88
Net days sales outstanding	36	38	31	40	37

(a) Includes restructuring costs ($33,930), an inventory write-down and costs associated with the expected settlement of an inventory supply agreement ($21,168) and goodwill impairment charges ($17,959) totaling $73,057 ($55,749 net of tax or $0.99 per diluted share).

(b) Includes impairment of equity investment ($7,373) and gain on sale of investment $1,459 totaling $5,914 ($6,428 net of tax or $0.11 per diluted share).

(c) Includes $11,501 or $0.20 per diluted share income tax benefit recorded in connection with favorable income tax matters.

(d) Includes restructuring costs ($24,369) and costs associated with the termination of an inventory supply agreement and related inventory write-down ($10,287) totaling $34,656 ($23,197 net of tax or $0.38 per diluted share).

(e) Includes impairment of equity investment totaling $12,119 ($12,119 net of tax or $0.20 per diluted share).

(f) Includes $2,469 or $0.04 per diluted share income tax benefit recorded in connection with favorable income tax matters.

(g) Includes asset impairment charges ($119,229) and restructuring costs ($28,030) totaling $147,259 ($93,604 net of tax or $1.45 per diluted share).

(h) Includes a $17,298 or $0.27 per diluted share income tax benefit recorded in connection with the favorable resolution of several income tax matters and the recognition of previously unrecognized benefits.

(i) Includes a $9,026 gain on 2009 sale of IVR Services ($5,867 net of tax or $0.09 per diluted share) and a $655 gain ($426 net of tax or $0.01 per diluted share) resulting from contingent consideration received in 2009 associated with the 2007 sale of Cardiac Safety Services related to transferred backlog.

(j) Includes a $2,072 or $0.03 per diluted share income tax gain associated with the reduction of income tax reserves resulting from the completion of an income tax audit and the recognition of previously unrecognized tax benefits in jurisdictions where the period of review of filings has expired.

(k) Includes a $4,070 gain ($2,646 net of tax or $0.05 per diluted share) resulting from contingent consideration received in 2008 associated with the 2007 sale of Cardiac Safety Services related to transferred backlog.

(l) Includes the tax effect of the items listed in footnotes (a) through (k) above, as applicable.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Covance is a leading drug development services company providing a wide range of early-stage and late-stage product development services on a worldwide basis primarily to the pharmaceutical and biotechnology industries. Covance also provides services such as laboratory testing to the chemical, agrochemical and food industries. The foregoing services comprise two reportable segments for financial reporting purposes: early development services, which includes discovery support services, preclinical and clinical pharmacology service offerings; and late-stage development services, which includes central laboratory, Phase II-IV clinical development and market access services. Although each segment has separate services within it, they can be and increasingly are, combined in integrated service offerings. Covance believes it is one of the largest drug development services companies, based on annual net revenues, and one of a few that is capable of providing comprehensive global product development services. Covance offers its clients high quality services designed to provide data to clients as rapidly as possible and reduce product development time. We believe this enables Covance's customers to introduce their products into the marketplace faster and as a result, maximize the period of market exclusivity and monetary return on their research and development investments. Additionally, Covance's comprehensive services and broad experience provide its customers with a variable cost alternative to fixed cost internal development capabilities.

Critical Accounting Policies

Covance's consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"), which require management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from these estimates. The following discussion highlights what we believe to be the critical accounting policies and judgments made in the preparation of these consolidated financial statements.

Revenue Recognition. Covance recognizes revenue either as services are performed or products are delivered, depending on the nature of the work contracted. Historically, a majority of Covance's net revenues have been earned under contracts which range in duration from a few months to two years, but can extend in duration up to five years or longer. Covance also has committed minimum volume arrangements with certain clients with initial terms that generally range in duration from three to ten years. Underlying these arrangements are individual project contracts for the specific services to be provided. These arrangements enable our clients to secure our services in exchange for which they commit to purchase an annual minimum dollar value ("volume") of services. Under these types of arrangements, if the annual minimum volume commitment is not reached, the client is required to pay Covance for the shortfall. Progress towards the achievement of annual minimum volume commitments is monitored throughout the year. Annual minimum commitment shortfalls are not included in net revenues until the amount has been determined and agreed to by the client.

Covance does not have any individual significant contracts as pertains to revenue recognition. By way of background, at any point in time Covance is working on thousands of active client projects, which are governed by individual contracts. In addition, the Company had one customer that accounted for 10.1% of consolidated net revenues in 2012. There were no customers accounting for 10% or more of consolidated net revenues in 2011 or 2010. Covance serves in excess of 1,000 biopharmaceutical companies and has over 14,800 active client projects. Most projects are customized based on the needs of the client, the type of services being provided, therapeutic indication of the drug, geographic locations and other variables. Project specific terms related to pricing, billing milestones and the scope and type of services to be provided are generally negotiated and contracted on a project-by-project basis.

Service contracts generally take the form of fee-for-service or fixed-price arrangements. In cases where performance spans multiple accounting periods, revenue is recognized as services are performed, measured on a proportional-performance basis, generally using output measures that are specific to the service provided. Examples of output measures in our early development segment include the number of slides read, dosings performed, or specimens prepared for preclinical laboratory services, or number of dosings or number of volunteers enrolled for clinical pharmacology. Examples of output measures in our late-stage development segment's Phase II-IV clinical development service offering include among others, number of investigators enrolled, number of sites initiated, number of patients enrolled and number of monitoring visits completed. Revenue is determined by dividing the actual units of work completed by the total units of work required under the contract and multiplying that percentage by the total contract value. The total contract value, or total contractual payments, represents the aggregate contracted price for each of the agreed upon services to be provided. Covance does not have any contractual arrangements spanning multiple accounting periods where revenue is recognized on a proportional-performance basis under which the Company has earned more than an immaterial amount of performance-based revenue (i.e. potential additional revenue tied to specific deliverables or performance). Changes in the scope of work are common, especially under long-term contracts, and generally result in a change in contract value. Once the client has agreed to the changes in scope and renegotiated pricing terms, the contract value is amended and revenue is recognized, as described above. Estimates of costs to complete are made to provide, where appropriate, for losses expected on contracts. Costs are not deferred in anticipation of contracts being awarded, but instead are expensed as incurred. For the years ended December 31, 2012, 2011 and 2010, Covance did not experience a change in the estimates used to determine the amounts recognized as revenue (i.e. output measures or costs to complete) for any project resulting in a material impact on our financial position, results of operations or cash flows.

Billing schedules and payment terms are generally negotiated on a contract-by-contract basis. In some cases, Covance bills the client for the total contract value in progress-based installments as certain non-contingent billing milestones are reached over the contract duration, such as, but not limited to, contract signing, initial dosing, investigator site initiation, patient enrollment or database lock. The term "billing milestone" relates only to a billing trigger in a contract whereby amounts become billable and payable in accordance with a negotiated predetermined billing schedule throughout the term of a project. These billing milestones are not performance-based (i.e., potential additional arrangement consideration tied to specific deliverables or performance). In other cases, billing and payment terms are tied to the passage of time (e.g., monthly billings). In either case, the total contract value and aggregate amounts billed to the client would be the same at the end of the project. While Covance attempts to negotiate terms that provide for billing and payment of services prior or within close proximity to the provision of services, this is not always the case, as evidenced by fluctuations in the levels of unbilled services and unearned revenue from period to period. While a project is ongoing, cash payments are not necessarily representative of aggregate revenue earned at any particular point in time, as revenues are recognized when services are provided, while amounts billed and paid are in accordance with the negotiated billing and payment terms.

In some cases, payments received are in excess of revenue recognized. For example, a contract invoicing schedule may provide for an upfront payment of 10% of the full contract value upon contract signing, but at the time of signing, performance of services has not yet begun, and therefore, no revenue has yet been recognized. Payments received in advance of services being provided, such as in this example, are deferred as unearned revenue on the balance sheet. As the contracted services are subsequently performed and the associated revenue is recognized, the unearned revenue balance is reduced by the amount of revenue recognized during the period.

In other cases, services may be provided and revenue is recognized before the client is invoiced. In these cases, revenue recognized will exceed amounts billed, and the difference, representing an unbilled receivable, is recorded for this amount which is currently unbillable to the customer pursuant to contractual terms. Once the client is invoiced, the unbilled services are reduced for the amount billed, and a corresponding account receivable is recorded. All unbilled services are billable to customers within one year from the respective balance sheet date.

Most contracts are terminable by the client, either immediately or upon notice. These contracts often require payment to Covance of expenses to wind down the study or project, fees earned to date and, in some cases, a termination fee or a payment to Covance of some portion of the fees or profits that could have been earned by Covance under the contract if it had not been terminated early. Termination fees are included in net revenues when realization is assured.

Bad Debts. Covance endeavors to assess and monitor the creditworthiness of its customers to which it grants credit terms in the ordinary course of business. Covance maintains a provision for doubtful accounts relating to amounts due that may not be collected. This bad debt provision is monitored on a monthly basis and adjusted as circumstances warrant. Since the recorded bad debt provision is based upon management's judgment, actual bad debt write-offs may be greater or less than the amount recorded. Historically, bad debt write-offs have not been material. The allowance for doubtful accounts amounted to $6.2 million and $5.5 million at December 31, 2012 and 2011, respectively.

Taxes. Since Covance conducts operations on a global basis, its effective tax rate has and will continue to depend upon the geographic distribution of its pre-tax earnings among locations with varying tax rates. Covance's profits are further impacted by changes in the tax rates of the various jurisdictions in which Covance operates. In addition, Covance maintains a reserve for unrecognized tax benefits, changes to which could impact Covance's effective tax rate in the period such changes are made.

The Company recognizes a tax benefit from an uncertain tax position only if the Company believes it is more likely than not to be sustained upon examination based on the technical merits of the position. The amount of the accrual for which an exposure exists is measured as the largest amount of benefit determined on a cumulative probability basis that the Company believes is more likely than not to be realized upon ultimate settlement of the position. Components of the reserve are classified as either a current or long-term liability in the consolidated balance sheet based on when the Company expects each of the items to be settled. Covance accrues interest and penalties in relation to unrecognized tax benefits as a component of income tax expense.

Covance maintains a reserve for unrecognized tax benefits for income tax exposures, such as transfer pricing, nexus and deemed income, which is recorded as a long-term liability in other liabilities on the consolidated balance sheets. As of December 31, 2012 and 2011, the balance of the reserve for unrecognized tax benefits was $9.4 million and $16.4 million, respectively. Included in the balance of the reserve for unrecognized tax benefits as of December 31, 2012 and 2011 is accrued interest of $0.6 million and $1.6 million, respectively. During the year ended December 31, 2012, the reserve for unrecognized tax benefits decreased by $7.0 million, primarily associated with the settlement of various income tax audits, partially offset by the accrual of additional reserves of $2.4 million, primarily relating to transfer pricing and the accrual of interest on existing reserves. During the year ended December 31, 2011, the reserve for unrecognized tax benefits was increased by $1.4 million, resulting from the accrual of additional reserves of $3.8 million, primarily relating to transfer pricing and the accrual of interest on existing reserves, partially offset by $2.4 million in reductions due to settlements and the expiration of the period of review of filings in certain jurisdictions.

Following is a reconciliation of the beginning and ending amount of unrecognized tax benefits, excluding accrued interest, for the years ended December 31, 2012, 2011 and 2010:

(dollars in millions)	
Unrecognized tax benefits as of December 31, 2009	$16.0
Additions related to tax positions in the prior year	3.8
Additions related to tax positions in the current year	1.9
Reductions due to settlements and payments	(7.2)
Reductions due to statute expiration	(0.5)
Unrecognized tax benefits as of December 31, 2010	14.0
Additions related to tax positions in the current year	3.0
Reductions due to settlements and payments	(1.9)
Reductions due to statute expiration	(0.3)
Unrecognized tax benefits as of December 31, 2011	14.8
Additions related to tax positions in the current year	2.2
Reductions due to settlements and payments	(7.9)
Reductions due to statute expiration	(0.3)
Unrecognized tax benefits as of December 31, 2012	$ 8.8

Any future changes in the liability for unrecognized tax benefits, resulting from the recognition of tax benefits, would impact the effective tax rate of Covance. Over the next twelve months, it is reasonably possible that the uncertainty surrounding up to $1.0 million, including accrued interest of $0.1 million, of the reserve for unrecognized tax benefits related to certain income taxes, deemed income and transfer pricing will be resolved as a result of the expiration of the statute of limitations or the conclusion of various federal, state and foreign tax audits.

The following tax years remain open to investigation as of December 31, 2012, for the Company's major jurisdictions:

Tax Jurisdiction	Years
U.S. Federal and State	2007-2012
United Kingdom	2011-2012
Switzerland	2007-2012
Germany	2009-2012

The Company also maintains a tax reserve related to exposures for non-income tax matters, including value-added tax, state sales and use and other taxes. The balance of this reserve at December 31, 2012 and 2011 was $1.1 million and $1.0 million, respectively, and is recorded as a current liability in accrued expenses and other current liabilities on the consolidated balance sheets.

While Covance believes it has identified all reasonably identifiable exposures and the reserve it has established for identifiable exposures is appropriate under the circumstances, it is possible that additional exposures exist and that exposures will be settled at amounts different than the amounts reserved. It is also possible that changes in facts and circumstances could cause Covance to either materially increase or reduce the carrying amount of its tax reserve.

Covance's policy is to provide income taxes on earnings of foreign subsidiaries only to the extent those earnings are taxable or are expected to be remitted. Covance's historical policy has been to leave its unremitted foreign earnings invested indefinitely outside the United States, except for amounts remitted under the American Jobs Creation Act of 2004. Covance intends to continue to leave its unremitted foreign earnings invested indefinitely outside the United States. As a result, taxes have not been provided on any of the remaining accumulated foreign unremitted earnings totaling approximately $765 million at December 31, 2012.

Stock-Based Compensation. The Company sponsors several stock-based compensation plans pursuant to which non-qualified stock options and restricted stock awards are granted to eligible employees.

The grant-date fair value of awards expected to vest is expensed on a straight-line basis over the vesting period of the related awards. The grant-date fair value of stock awards is based upon the underlying price of the stock on the date of grant. The grant-date fair value of stock option awards must be determined using an option pricing model. Option pricing models require the use of estimates and assumptions as to (a) the expected term of the option, (b) the expected volatility of the price of the underlying stock, (c) the risk-free interest rate for the expected term of the option and (d) pre-vesting forfeiture rates. The Company uses the Lattice-Binomial option pricing formula for determining the grant-date fair value of stock option awards.

The expected term of the option is based upon the contractual term and expected employee exercise and expected post-vesting employment termination behavior. The expected volatility of the price of the underlying stock is based upon the volatility of the Company's stock computed over a period of time equal to the expected term of the option. The risk free interest rate is based upon the implied yields currently available from the U.S. Treasury zero-coupon yield curve for issues with a remaining duration equal to the expected term of the option. Pre-vesting forfeiture rates are estimated based upon past voluntary termination behavior and past option forfeitures.

The following table sets forth the weighted-average assumptions used to calculate the fair value of options granted for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Expected stock price volatility	38%	37%	35%
Range of risk free interest rates	0.03% - 2.01%	0.10% - 3.62%	0.06% - 3.78%
Expected life of options (years)	5.2	4.8	4.7

Changes in any of these assumptions could impact, potentially materially, the amount of expense recorded in future periods related to stock-based awards.

As of December 31, 2012, the total unrecognized compensation cost related to non-vested stock options granted was $19.0 million and is expected to be recognized over a weighted average period of 2.4 years, and the total unrecognized compensation cost related to non-vested performance-based shares and restricted stock awards was $38.0 million and is expected to be recognized over a weighted average period of 2.1 years.

Impairment of Assets. Covance reviews its long-lived assets, other than goodwill and other indefinite lived intangible assets, for impairment when events or changes in circumstances occur that indicate the carrying value of the asset may not be recoverable. The assessment of possible impairment is based upon Covance's judgment of its ability to recover the value of the asset from the expected future undiscounted cash flows of the related operations. Actual future cash flows may be greater or less than estimated. During the fourth quarter of 2011, Covance determined that the carrying value of its equity method investment in a supplier of research products was no longer fully recoverable based upon changes in the research product market. The impairment was determined to be other-than-temporary and Covance recorded a charge of $12.1 million to reduce the carrying value of the equity investment to its estimated fair value as of December 31, 2011. Further, during the second quarter of 2012, the equity investment was determined to have experienced an additional impairment in value due to a further decline in demand for the research products from this supplier. As a result, Covance recorded a $7.4 million impairment charge to write off the remaining carrying value of the equity investment as of June 30, 2012, net of the elimination of profit on inventory purchased from this supplier. During the third quarter of 2010, Covance determined that long-lived assets used in its North American toxicology operations, located in Chandler, Arizona and Manassas, Virginia with carrying values of $182.7 million and $23.4 million, respectively, were no longer fully recoverable from the cash flows expected from those assets. Accordingly, as of September 30, 2010, Covance recorded an asset impairment charge totaling $119.2 million ($103.0 million of which relates to the Chandler, Arizona assets and $16.2 million relates to the Manassas, Virginia assets), representing the excess of the carrying value of those assets over their respective fair market values.

Covance performs an annual test for impairment of goodwill and other indefinite lived intangible assets during the fourth quarter. Covance tests goodwill for impairment at the reporting unit level only when, after completing a qualitative analysis, it is determined that it is more likely than not that the fair value of a reporting unit is below its carrying value. This test is performed by comparing the carrying value of the reporting unit to its fair value. Covance assesses fair value based upon its estimate of the present value of the future cash flows that it expects to be generated by the reporting unit. In the second quarter of 2012, Covance commenced actions to close its clinical pharmacology operations located in Basel, Switzerland and as a result determined the goodwill associated with the acquisition of the Basel clinic was impaired and recorded a charge of $18.0 million to write off the carrying value of the goodwill as of June 30, 2012. The Basel clinic is part of Covance's early development segment and clinical pharmacology reporting unit, however, because the clinic was operated on a standalone basis and was not integrated into the reporting unit after its acquisition, the related goodwill was evaluated for impairment at the site level and not the reporting unit level. The annual test for impairment performed for 2012, 2011 and 2010 indicated that no reporting units were at significant risk for impairment. However, changes in expectations as to the present value of a reporting unit's future cash flows might impact subsequent years' assessments of impairment.

Defined Benefit Pension Plans. Covance sponsors defined benefit pension plans for the benefit of its employees at several foreign subsidiaries as well as a non-qualified supplemental executive retirement plan and a post-employment retiree health and welfare plan for the benefit of eligible employees at certain U.S. subsidiaries. The measurement of the related benefit obligation and net periodic benefit cost recorded each year is based upon actuarial computations which require the use of judgment as to certain assumptions. The more significant of these assumptions are: (a) the appropriate discount rate to use in computing the present value of the benefit obligation; (b) the expected return on plan assets (for funded plans); and (c) the expected future rate of salary increases (for pay-related plans). Actual results (such as the return on plan assets, future rate of salary increases and plan participation rates) will likely differ from the assumptions used. Those differences, along with changes that may be made in the assumptions used from period to period, will impact the amounts reported in the financial statements and footnote disclosures.

Set forth below is a discussion of the impact that (a) differences between assumed results and actual results and (b) assumption changes have had on our results of operations for the years ended December 31, 2012, 2011 and 2010 and on the financial position of the plans as of December 31, 2012 and 2011 for our United Kingdom defined benefit pension plans (the largest of our defined benefit-type pension plans).

	United Kingdom Plans			
(dollars in millions)	**2012**	**2011**	**2010**	**2009**
Net periodic pension cost	$ 0.9	$ 1.6	$ 1.6	$ 2.0
Assumptions used to determine net periodic pension cost:				
Discount rate	4.60%	5.20%	5.75%	6.25%
Expected rate of return on assets	5.90%	6.50%	6.75%	6.75%
Salary increases	4.00%	4.50%	4.50%	4.25%

The movement in the net periodic benefit cost from period to period is attributable to the following:

(dollars in millions)	United Kingdom Plans		
	2011 to 2012	2010 to 2011	2009 to 2010
Change in discount rate	$ 2.3	$ 2.1	$ 1.3
Change in rate of salary increases	0.1	—	(0.1)
Other, including differences between actual experience and assumptions used	(3.1)	(2.1)	(1.6)
Net change in periodic benefit cost	$(0.7)	$ —	$(0.4)

	United Kingdom Plans		
	2012	2011	2010
Assumptions used to determine benefit obligation:			
Discount rate	4.60%	4.60%	5.20%
Salary increases	3.60%	4.00%	4.50%

The change in the projected benefit obligation from period to period is attributable to the following:

(dollars in millions)	United Kingdom Plans	
	2011 to 2012	2010 to 2011
Projected benefit obligation, beginning of year	$167.7	$156.6
Service/interest cost components of net periodic benefit cost in year	11.9	12.7
Benefits paid	(2.5)	(2.3)
Actuarial loss:		
Decrease in discount rate	—	23.8
Other, including differences between actual experience and assumptions used	(2.4)	(25.0)
Foreign currency exchange rate changes	6.3	1.9
Projected benefit obligation, end of year	$181.0	$167.7

Foreign Currency Risks

Since Covance operates on a global basis, it is exposed to various foreign currency risks. Two specific risks arise from the nature of certain contracts. The first risk can occur when Covance executes contracts with its customers where the contracts are denominated in a currency different than the local currencies of the Covance subsidiaries performing work under the contracts. As a result, revenue recognized for services rendered may be denominated in a currency different from the currencies in which the subsidiaries' expenses are incurred. Fluctuations in exchange rates (from those in effect at the time the contract is executed and pricing is established to the time services are rendered and revenue is recognized) can affect the subsidiary's net revenues and resultant earnings. This risk is generally applicable only to a portion of the contracts executed by Covance's subsidiaries providing clinical services. Historically, fluctuations in exchange rates from those in effect at the time contracts were executed have not had a material effect upon Covance's consolidated financial results. See "Risk Factors".

We also have other cross-currency contracts executed by other Covance subsidiaries where the foreign currency amounts billed are determined by converting local currency revenue amounts to the contract billing currency using the exchange rates in effect at the time services are rendered. These contracts do not give rise to foreign currency denominated revenue and local currency denominated expenses, but they do give rise to a second type of risk. This second type of risk results from the passage of time between the invoicing of customers under both of these types of contracts and the ultimate collection of customer payments against such invoices. Because such invoices are denominated in a currency other than the subsidiary's local currency, Covance recognizes a receivable at the time of invoicing for the local currency equivalent of the foreign currency invoice amount as of the invoice date. Subsequent changes in exchange rates from the time the invoice is prepared to the time payment from the customer is received will result in Covance receiving either more or less in local currency than the local currency equivalent of the invoice amount at the time the invoice was prepared and the receivable was recorded. This difference is recognized by Covance as a foreign currency transaction gain or loss, as applicable, in the consolidated statements of income.

Finally, Covance's consolidated financial statements are denominated in U.S. dollars. Accordingly, changes in exchange rates between the applicable foreign currency and the U.S. dollar will affect the translation of each foreign subsidiary's financial results into U.S. dollars for purposes of reporting Covance's consolidated financial results. The process by which each foreign subsidiary's financial results are translated into U.S. dollars is as follows: income statement accounts are translated at average exchange rates for the period; balance sheet asset and liability accounts are translated at end of period exchange rates; and equity accounts are translated at historical exchange rates. Translation of the balance sheet in this manner affects the stockholders' equity account, referred to as the cumulative translation adjustment account. This account exists only in the foreign subsidiary's U.S. dollar balance sheet and is necessary to keep the foreign balance sheet stated in U.S. dollars in balance. At December 31, 2012, accumulated other comprehensive income on the consolidated balance sheet includes the cumulative translation account balance of $52.1 million.

Operating Expenses and Reimbursable Out-of-Pockets

Covance segregates its recurring operating expenses among four categories: cost of revenue; reimbursable out-of-pocket expenses; selling, general and administrative expenses; and depreciation and amortization. Cost of revenue includes direct labor and related benefits, other direct costs, shipping and handling fees, and an allocation of facility charges and information technology costs, and excludes depreciation and amortization. Cost of revenue, as a percentage of net revenues, tends and is expected to fluctuate from one period to another, as a result of changes in labor utilization and the mix of service offerings involving thousands of studies conducted during any period of time. Selling, general and administrative expenses consist primarily of administrative payroll and related benefit charges, advertising and promotional expenses, administrative travel and an allocation of facility charges and information technology costs, and excludes depreciation and amortization.

In connection with the management of multi-site clinical trials, Covance pays on behalf of its customers fees to investigators, volunteers and other out-of-pocket costs (such as for travel, printing, meetings, couriers, etc.), for which it is reimbursed at cost, without mark-up or profit. Investigator fees are not reflected in total revenues or expenses where Covance acts in the capacity of an agent on behalf of the pharmaceutical company sponsor, passing through these costs without risk or reward to Covance. All other out-of-pocket costs are included in total revenues and expenses.

Results of Operations

Year Ended December 31, 2012 Compared with Year Ended December 31, 2011. Net revenues increased 4.0%, or 5.8% excluding the unfavorable impact of foreign exchange rate variances between both periods, to $2.18 billion for 2012 from $2.10 billion for 2011. Net revenues from Covance's early development segment decreased 6.6%, or 6.0% excluding the unfavorable impact of foreign exchange rate variances between both periods. The decline in the early development segment was due primarily to lower volumes in toxicology, clinical pharmacology, research products and discovery support, only partially offset by an increase in nutritional chemistry. Net revenues from Covance's late-stage development segment increased 12.5%, or 15.2% excluding the unfavorable impact of foreign exchange rate variances between both periods. Growth in the late-stage development segment was led by the continued strong performance of our Phase II-IV clinical development services on increased study activity and higher volumes in our central laboratory services, which was partially offset by decreased volume in our market access services.

Cost of revenue increased 7.0% to $1.57 billion or 72.0% of net revenues for the year ended December 31, 2012 as compared to $1.47 billion or 70.0% of net revenues for the corresponding 2011 period. Gross margins decreased by 200 basis points to 28.0% for 2012 from 30.0% for the corresponding 2011 period due to an inventory charge to write down certain preclinical inventory and costs associated with the expected settlement of an inventory supply agreement of $21.2 million (or 1.0% of net revenues) and lower volumes in early development, which was only partially offset by margin expansion in late-stage services from the operating leverage on the volume increase.

Overall, selling, general and administrative expenses increased 4.6% to $358.9 million for 2012 from $343.0 million for 2011. As a percentage of net revenues, selling, general and administrative expenses increased 10 basis points to 16.5% in 2012 from 16.4% in 2011. Included in selling, general and administrative expenses during 2012 is $30.5 million (or 1.4% of net revenues) in costs associated with the 2012 restructuring actions to better align capacity to preclinical market demand and further improve profitability going forward. These actions include the closure of the Company's toxicology facility in Chandler, Arizona, its clinical pharmacology facilities in Honolulu, Hawaii and Basel, Switzerland, as well as a capacity and workforce reduction in Muenster, Germany and in its corporate and functional support infrastructure. Included in selling, general and administrative expense during the corresponding 2011 period was $22.6 million (or 1.1% of net revenues) in costs associated with the 2011 restructuring initiatives to rationalize capacity, reduce the cost of overhead and support functions and to streamline processes, as well as $10.3 million (or 0.5% of net revenues) in costs associated with the termination of a long-standing inventory supply agreement and related inventory write-down. Selling, general and administrative expenses as a percentage of net revenues can and does vary depending on the timing and nature of various professional fees and other discretionary spending.

Depreciation and amortization increased 11.9% to $117.7 million for 2012 from $105.2 million for 2011. As a percentage of net revenues, depreciation and amortization increased by 40 basis points to 5.4% for the 2012 period from 5.0% for the corresponding 2011 period. Depreciation and amortization during the 2012 period includes $3.5 million (or 0.2% of net revenues) in accelerated depreciation associated with the restructuring initiatives described above, as compared to $1.8 million (or 0.1% of net revenues) in accelerated depreciation in the 2011 period. The balance of the growth results from an increase in assets placed in service over the last year.

Income from operations decreased 35.8% to $115.9 million or 5.3% of net revenues for 2012 from $180.6 million or 8.6% of net revenues for the corresponding 2011 period. The 2012 period includes a goodwill impairment charge of $18.0 million (or 0.8% of net revenues) related to the Basel clinic, which is included in our early development segment results, as well as the restructuring charges of $33.9 million (or 1.6% of net revenues) and the inventory write-down and costs associated with the expected settlement of an inventory supply agreement totaling $21.2 million (or 1.0% of net revenues) discussed above. Income from operations for 2011 included restructuring costs of $24.4 million (or 1.2% of net revenues) and costs associated with the termination of an inventory supply agreement and related inventory write-down of $10.3 million (or 0.5% of net revenues).

Income from operations from Covance's early development segment for the year ended December 31, 2012 decreased by $101.3 million to $4.0 million, compared to $105.3 million for the corresponding 2011 period. As a percentage of net revenues, early development income from operations decreased 1,080 basis points from 11.3% of early development net revenues in the 2011 period to 0.5% in the corresponding 2012 period. The decline in income from operations in Covance's early development segment for the 2012 period is primarily driven by restructuring and other charges of $30.3 million (or 3.5% of segment net revenues), the goodwill impairment charge of $18.0 million (or 2.1% of segment net revenues) and the inventory write-down and costs associated with the expected settlement of an inventory supply agreement totaling $21.2 million (or 2.4% of segment net revenues) versus restructuring costs of $11.4 million (or 1.2% of segment net revenues) and costs associated with the termination of an inventory supply agreement and related inventory write-down of $10.3 million (or 1.1% of segment net revenues) included in the 2011 period. In addition, the 2012 period reflects the impact of lower volume in toxicology, clinical pharmacology, research products and discovery support services, as described above.

Income from operations from Covance's late-stage development segment for the year ended December 31, 2012 increased 22.7% or $51.3 million to $277.6 million as compared to $226.3 million for the corresponding 2011 period. As a percentage of net revenues, late-stage development income from operations increased 180 basis points from 19.4% of late-stage development net revenues in 2011 to 21.2% of net revenues in the corresponding 2012 period, resulting from operating leverage on the increase in volume in both Phase II-IV clinical development and central laboratories, partially offset by the decrease in volume in market access services. Income from operations from Covance's late-stage development segment for the 2012 period includes restructuring charges of $1.3 million (or 0.1% of segment net revenues) compared to $5.0 million (or 0.4% of net revenues) in the corresponding 2011 period.

Corporate expense increased $14.7 million to $165.7 million or 7.6% of net revenues for the year ended December 31, 2012, as compared to $151.0 million or 7.2% of net revenues for the corresponding 2011 period driven primarily by higher information technology spending associated with the corporate components of the Company's strategic IT initiatives. Corporate expenses for the year ended December 31, 2012 includes restructuring charges of $2.3 million (or 0.1% of net revenues) compared to $8.0 million (or 0.4% of net revenues) included in the corresponding 2011 period. Also included in corporate expense is stock-based compensation expense which totaled $40.8 million (or 1.9% of net revenues) for the year ended December 31, 2012, as compared to $40.1 million (or 1.9% of net revenues) for the corresponding 2011 period.

Other expense, net decreased $4.3 million to $11.1 million for the year ended December 31, 2012 from $15.3 million for the corresponding 2011 period. The largest driver of the reduction was lower impairment charges on an equity investment in a supplier of research products which totaled $7.4 million in 2012 versus $12.1 million in 2011. In addition, the 2012 period includes a gain on the sale of an investment of $1.5 million. Partially offsetting these reductions is an increase of $1.5 million in net interest expense to $3.5 million in the 2012 period from $2.0 million in the corresponding 2011 period due to higher average borrowing levels, an increase of $0.2 million in net foreign exchange transaction losses to $1.4 million in the 2012 period from $1.2 million in the corresponding 2011 period and the inclusion in the 2012 period of a loss on the sale of a business of $0.2 million.

Covance's effective tax rate for the year ended December 31, 2012 was 9.6% compared to 20.3% for the corresponding 2011 period. Covance's effective tax rate for the 2012 period includes a net tax benefit of $10.7 million primarily associated with the settlement of various income tax audits across multiple jurisdictions, $0.8 million associated with a reduction in the United Kingdom income tax rate, which resulted in a decrease in the Company's United Kingdom net deferred tax liabilities, and a $17.3 million benefit related to $55.1 million of 2012 restructuring cost actions and other charges. There was no tax benefit recorded for either the $18.0 million goodwill impairment or the $7.4 million equity investment impairment. Covance's effective tax rate for the 2011 period includes the tax impact of the 2011 cost reduction actions and costs associated with the termination of an inventory supply agreement and inventory write-down totaling $11.5 million. The Company also recorded a net income tax benefit of $2.5 million, primarily related to tax positions taken on returns filed in 2011, coupled with a decline in net deferred tax liabilities resulting from a reduction in the future United Kingdom income tax rate, partially offset by the accrual of additional reserves for uncertain tax positions. The remaining year-over-year decrease in Covance's effective tax rate is attributable primarily to a shift in the mix of our pre-tax earnings across various tax jurisdictions and to the impact of tax planning initiatives.

Covance has a 47% minority equity position in Noveprim Limited ("Noveprim"), a supplier of research products. During the years ended December 31, 2012 and 2011, Covance recognized income of $17 thousand and $0.5 million, respectively, representing its share of Noveprim's earnings, net of the elimination of profit on inventory purchased from Noveprim and still on hand at Covance. The Company suspended equity accounting for this investment effective June 30, 2012 as it had reduced the carrying value of its investment to zero.

Net income of $94.7 million for the year ended December 31, 2012 decreased $37.5 million or 28.3% as compared to $132.2 million for the corresponding 2011 period. Net income for the 2012 period includes $63.1 million, net of tax, for asset impairments, restructuring charges, an inventory write-down and costs associated with the expected settlement of an inventory supply agreement. These items were partially offset by a tax benefit of $11.5 million for favorable tax settlements and a $1.0 million gain, net of tax, on the sale of an investment. The 2011 period includes $35.3 million, net of tax, related to restructuring, contract termination and inventory write-down costs and the impairment of an equity investment.

Year Ended December 31, 2011 Compared with Year Ended December 31, 2010. Net revenues increased 8.8%, or 5.5% excluding the favorable impact of foreign exchange rate variances between both periods, to $2.10 billion for 2011 from $1.93 billion for 2010. Net revenues from Covance's early development segment increased 10.7%, or 9.8% excluding the favorable impact of foreign exchange rate variances between both periods. Growth in the early development segment was driven by a number of factors, including the inclusion of a full year of results in the 2011 period from the sites acquired in October 2010 from Sanofi, revenue growth in our North American toxicology services, excluding Vienna, Virginia, and growth in our global analytical chemistry, discovery and translational and clinical pharmacology services. Partially offsetting the growth in these service offerings was a decline in revenue from lower volumes for our research products, legacy European toxicology services and our Vienna, Virginia toxicology facility, where services have been wound-down and largely transitioned to other locations. Net revenues from Covance's late-stage development segment grew 7.4%, or 2.1% excluding the favorable impact of foreign exchange rate variances between both periods. Growth in our Phase II-IV clinical development services, on increased study activity, was partially offset by a reduction in net revenue from lower testing volume in our central laboratory services.

Cost of revenue increased 8.8% to $1.47 billion or 70.0% of net revenues for the year ended December 31, 2011 as compared to $1.35 billion or 70.0% of net revenues for the corresponding 2010 period. Gross margins were 30.0% for both 2011 and 2010. Losses incurred in connection with the wind-down and transition of our Virginia toxicology services, the opening of our new specialty toxicology services in Indiana and the launch of our pre-clinical facility in China coupled with lower profitability in our central laboratory and legacy European toxicology services, from reduced volumes, were offset by higher earnings in our other early development and late-stage development services from the higher net revenue levels mentioned above.

Overall, selling, general and administrative expenses increased 11.6% to $343.0 million for 2011 from $307.4 million for 2010. As a percentage of net revenues, selling, general and administrative expenses increased 40 basis points to 16.4% in 2011 from 16.0% in 2010. Included in selling, general and administrative expense during the 2011 period is $22.6 million (or 1.1% of net revenues) in costs associated with restructuring initiatives, as well as $10.3 million (or 0.5% of net revenues) in costs associated with the termination of a long-standing inventory supply agreement and related inventory write-down, as compared to $25.1 million (or 1.3% of net revenues) in restructuring costs for the 2010 period. These restructuring initiatives and cost reduction actions were taken to rationalize capacity, reduce the cost of overhead and support functions and to streamline processes. The inventory supply agreement was terminated due to a decline in demand for a research product, which also resulted in the write-down of inventory. Selling, general and administrative expenses as a percentage of net revenues can and does vary depending on the timing and nature of various professional fees and other discretionary spending.

Depreciation and amortization increased 2.1% to $105.2 million for 2011 from $103.0 million for 2010 as a result of depreciation on assets placed in service over the last year. As a percentage of net revenues, depreciation and amortization decreased by 40 basis points to 5.0% for the 2011 period from 5.4% for the corresponding 2010 period. Depreciation and amortization during the 2011 period includes $1.8 million (or 0.1% of net revenues) in accelerated depreciation associated with the restructuring initiatives described above, as compared to $2.9 million (or 0.1% of net revenues) in the 2010 period.

Income from operations increased 280.3% to $180.6 million or 8.6% of net revenues for 2011 from $47.5 million or 2.5% of net revenues for the corresponding 2010 period. The 2010 period includes asset impairment charges of $119.2 million (or 6.2% of net revenues) associated with long lived assets in Chandler,

Arizona and Manassas, Virginia, which are included in our early development segment results, as well as costs associated with the restructuring initiatives totaling $28.0 million (or 1.5% of net revenues). Income from operations for 2011 includes restructuring costs of $24.4 million (or 1.2% of net revenues) and costs associated with the termination of an inventory supply agreement and related inventory write-down of $10.3 million (or 0.5% of net revenues).

Income from operations from Covance's early development segment for the year ended December 31, 2011 increased by $137.3 million to $105.3 million as compared to a loss of $32.0 million for the corresponding 2010 period. As a percentage of net revenues, early development income from operations increased from negative (3.8%) of early development net revenues in the 2010 period to 11.3% in the corresponding 2011 period. The increase in income from operations in Covance's early development segment for the 2011 period is primarily attributable to the 2010 asset impairment charges totaling $119.2 million (or 14.2% of segment net revenues). Also contributing to the increase in 2011 was the inclusion of a full year of results from the sites acquired in October 2010 from Sanofi and net incremental earnings from higher revenue in other service areas, as described above, partially offset by operating losses incurred in connection with the wind-down and transition of our Virginia toxicology services and start up losses related to the opening of our new specialty toxicology services in Indiana and the launch of our pre-clinical facility in China during 2011. Income from operations for 2011 includes restructuring costs of $11.4 million (or 1.2% of segment net revenues) and costs associated with the termination of an inventory supply agreement and related inventory write-down of $10.3 million (or 1.1% of segment net revenues), compared to costs associated with the restructuring initiatives in the 2010 period totaling $14.1 million (or 1.7% of segment net revenues).

Income from operations from Covance's late-stage development segment for the year ended December 31, 2011 increased 0.4% or $0.8 million to $226.3 million as compared to $225.5 million for the corresponding 2010 period. As a percentage of net revenues, late-stage development income from operations decreased 140 basis points from 20.8% of late-stage development net revenues in 2010 to 19.4% of net revenues in the corresponding 2011 period. The 140 basis point decline in operating margins is due to the impact of lower volumes in our central laboratory services. Income from operations from Covance's late-stage development segment for the 2011 period includes restructuring charges of $5.0 million (or 0.4% of segment net revenues) compared to $7.3 million (or 0.7% of net revenues) in the corresponding 2010 period.

Corporate expense increased $5.0 million to $151.0 million or 7.2% of net revenues for the year ended December 31, 2011, as compared to $146.0 million or 7.6% of net revenues for the corresponding 2010 period. Included in corporate expense is stock-based compensation expense of $40.1 million (or 1.9% of net revenues) for the year ended December 31, 2011, an increase of $7.8 million as compared to $32.3 million (or 1.7% of net revenues) for the corresponding 2010 period. Corporate expenses for the year ended December 31, 2011 also includes restructuring charges of $8.0 million (or 0.4% of net revenues) compared to $6.6 million (or 0.3% of net revenues) included in the corresponding 2010 period. Partially offsetting these increases were cost savings realized from the restructuring initiatives, as described above.

Other expense, net increased $11.6 million to $15.3 million for the year ended December 31, 2011 from $3.7 million for the corresponding 2010 period. The primary driver of the increase is the inclusion of an impairment charge of $12.1 million on an equity method investment in a supplier of research products in 2011. Net interest expense increased to $2.0 million during the 2011 period from $0.1 million for the corresponding 2010 period, as a result of higher borrowings under our credit facilities in 2011 originating from the stock buyback program executed in the fourth quarter of 2010. Partially offsetting these increases was a decrease in the net foreign exchange transaction loss of $2.4 million, to $1.2 million in the 2011 period from $3.6 million in the corresponding 2010 period.

Covance's effective tax rate for the year ended December 31, 2011 was an expense of 20.3% compared to a benefit of 54.0% for the corresponding 2010 period. Covance's effective tax rate for the 2010 period included the tax impact of the asset impairment and restructuring charges totaling $53.7 million. The Company also recorded net income tax benefits in 2010 totaling $17.3 million, primarily in connection with the favorable resolution of two income tax audits. Covance's effective tax rate for the 2011 period includes the tax impact of the 2011 cost reduction actions and costs associated with the termination of an inventory supply agreement and inventory write-down totaling $11.5 million. The Company also recorded a net income tax benefit of $2.5 million, primarily related to tax positions taken on returns filed in 2011, coupled with a decline in net deferred tax liabilities resulting from a reduction in the future United Kingdom income tax rate, partially offset by the accrual of additional reserves for uncertain tax positions. The 2011 period also reflects a shift in the mix of our pre-tax earnings across various tax jurisdictions and the impact of tax planning initiatives.

Covance has a 47% minority equity position in Noveprim Limited ("Noveprim"), a supplier of research products. During the years ended December 31, 2011 and 2010, Covance recognized income of $0.5 million and $0.8 million, respectively, representing its share of Noveprim's earnings, net of the elimination of profit on inventory purchased from Noveprim and still on hand at Covance at December 31, 2011 and 2010.

Net income of $132.2 million for the year ended December 31, 2011 increased $63.9 million or 93.7% as compared to $68.3 million for the corresponding 2010 period, primarily due to the after tax impact of the asset impairments and restructuring charges totaling $93.6 million in the 2010 period, as compared to $35.3 million related to restructuring, contract termination and inventory write-down costs and the impairment of an equity investment in the corresponding 2011 period. The remaining increase in net income during the 2011 period is driven by the increased revenues and profitability of certain early development services, as discussed above, and the inclusion of a full year of results from the sites acquired in October 2010 from Sanofi, partially offset by lower income tax benefits of $14.8 million, reduced profitability in late-stage development services, as described above, as well as operating losses incurred in connection with the wind-down and transition of our Virginia toxicology services and start up losses related to the opening of our new specialty toxicology services in Indiana and the launch of our pre-clinical facility in China during 2011.

Quarterly Results

Covance's quarterly operating results are subject to variation, and are expected to continue to be subject to variation, as a result of factors such as (1) delays in initiating or completing significant drug development trials, (2) termination or reduction in size of drug development trials, (3) acquisitions and divestitures, (4) changes in the mix of our services, and (5) exchange rate fluctuations. Delays and terminations of trials are often the result of actions taken by Covance's customers or regulatory authorities and are not typically controllable by Covance. Since a large amount of Covance's operating costs are relatively fixed while revenue is subject to fluctuation, moderate variations in the commencement, progress or completion of drug development trials may cause significant variations in quarterly results.

The following table presents unaudited quarterly operating results of Covance for each of the eight most recent fiscal quarters during the period ended December 31, 2012. In the opinion of Covance, the information in the table below has been prepared on the same basis as the audited consolidated financial statements included elsewhere in this Annual Report and reflects all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of results of operations for those periods. This quarterly financial data should be read in conjunction with the audited consolidated financial statements included elsewhere in this Annual Report. Operating results for any quarter are not necessarily indicative of the results that may be reported in any future period.

	Quarter Ended							
	Dec. 31, 2012	Sep. 30, 2012	June 30, 2012	Mar. 31, 2012	Dec. 31, 2011	Sep. 30, 2011	June 30, 2011	Mar. 31, 2011
	(Dollars in thousands, except per share data)							
Net revenues	$562,180	$544,818	$542,782	$530,841	$532,478	$543,254	$518,220	$501,986
Reimbursable out-of-pocket expenses	46,964	52,844	42,263	43,067	49,907	35,622	29,507	25,472
Total revenues	609,144	597,662	585,045	573,908	582,385	578,876	547,727	527,458
Costs and expenses:								
Cost of revenue	395,841	389,724	408,198	376,460	371,852	383,347	358,332	353,520
Reimbursable out-of-pocket expenses	46,964	52,844	42,263	43,067	49,907	35,622	29,507	25,472
Selling, general and administrative	92,823	94,401	90,601	81,029	95,752	81,292	85,297	80,703
Depreciation and amortization	30,423	30,102	29,953	27,230	25,923	27,592	25,836	25,863
Impairment charges	—	—	17,959	—	—	—	—	—
Total	566,051[a]	567,071[b]	588,974[e]	527,786	543,434[g]	527,853[j]	498,972[l]	485,558[m]
Income (loss) from operations	43,093[a]	30,591[b]	(3,929)[e]	46,122	38,951[g]	51,023[j]	48,755[l]	41,900[m]
Other expense, net	1,326	(258)[c]	9,274[f]	721	12,814[h]	1,120	886	526
Income (loss) before taxes and equity investee earnings	41,767[a]	30,849[b,c]	(13,203)[e,f]	45,401	26,137[g,h]	49,903[j]	47,869[l]	41,374[m]
Tax expense (benefit)[n]	7,870	(6,971)[d]	(607)	9,807	5,172[i]	9,781[k]	9,987	8,634
Equity investee earnings (loss)	—	—	(81)	98	175	547	(240)	(2)
Net income (loss)	$ 33,897[a]	$ 37,820[b,c,d]	$ (12,677)[e,f]	$ 35,692	$ 21,140[g,h,i]	$ 40,669[j,k]	$ 37,642[l]	$ 32,738[m]
Basic earnings (loss) per share	$ 0.63	$ 0.70	$ (0.23)	$ 0.62	$ 0.35	$ 0.68	$ 0.63	$ 0.55
Diluted earnings (loss) per share	$ 0.61[a]	$ 0.69[b,c,d]	$ (0.23)[e,f]	$ 0.60	$ 0.35[g,h,i]	$ 0.67[j,k]	$ 0.61[l]	$ 0.54[m]

(a) Includes restructuring costs of ($10,191) and favorable inventory adjustment of $3,613 totaling $6,578 ($4,466 net of tax or $0.08 per diluted share).

(b) Includes restructuring costs ($14,072) and costs associated with the expected settlement of an inventory supply agreement ($4,000) totaling $18,072 ($12,403 net of tax or $0.22 per diluted share).

(c) Includes $1,459 gain on sale of investment ($945 net of tax or $0.02 per diluted share).

(d) Includes favorable income tax items totaling $11,501 (or $0.21 per diluted share).

(e) Includes restructuring costs ($9,667), inventory write-down ($20,781) and goodwill impairment charges ($17,959) totaling $48,407 ($38,880 net of tax or $0.72 per diluted share).

(f) Includes impairment of equity investment totaling $7,373 ($7,373 net of tax or $0.14 per diluted share).

(g) Includes restructuring costs ($8,667) and costs associated with the termination of an inventory supply agreement and related inventory write-down ($10,287) totaling $18,954 ($13,091 net of tax or $0.21 per diluted share).

(h) Includes impairment of equity investment totaling $12,119 ($12,119 net of tax or $0.20 per diluted share).

(i) Includes favorable income tax items totaling $1,769 (or $0.03 per diluted share).

(j) Includes restructuring costs of $5,270 ($3,392 net of tax or $0.06 per diluted share).

(k) Includes favorable income tax items totaling $700 (or $0.01 per diluted share).

(l) Includes restructuring costs of $4,564 ($2,937 net of tax or $0.05 per diluted share).

(m) Includes restructuring costs of $5,868 ($3,777 net of tax or $0.06 per diluted share).

(n) Includes the tax effect of the items listed in footnotes (a) through (m), as applicable.

Liquidity and Capital Resources

Covance has a centralized cash management function. In the United States, cash received from operations is swept daily to a centrally managed concentration account, while cash disbursements for operations are funded as needed from the concentration account. Outside of the United States, cash balances are generally pooled by currency in order to facilitate cash management and improve investment returns. As in the United States, cash balances are generally maintained in the functional currency of the operating unit.

Cash and cash equivalents at December 31, 2012 and 2011 were $492.8 million and $389.1 million, respectively. Amounts held by foreign subsidiaries were approximately $447 million and $367 million at December 31, 2012 and 2011, respectively, primarily in Swiss Francs, British Pounds and Euros. Foreign cash balances generally result from unremitted foreign earnings, which the Company intends to leave invested indefinitely outside of the United States. If the Company were to remit such earnings to the United States, it would be subject to additional United States income taxes. Amounts are principally invested in short-term money market funds and bank deposits with major financial institutions which carry a Moody's rating of A1 P1 or better. Covance's expected primary cash needs on both a short and long-term basis are for capital expenditures, expansion of services, possible future acquisitions, geographic expansion, working capital and other general corporate purposes, including possible share repurchases. On March 7, 2012, Covance amended its credit facility, which was not due to expire until October 2015, in order to, in part, provide sufficient liquidity to finance purchases under its 2012 authorized share buyback program ("2012 Repurchase Program"), as well as to secure more favorable financing rates. The amended credit agreement (the "Credit Agreement") provides for a revolving credit facility of up to $500 million. At December 31, 2012, there were $320.0 million of outstanding borrowings and $2.9 million of outstanding letters of credit under the Credit Agreement. At December 31, 2011, there were $30.0 million of outstanding borrowings and $2.6 million of outstanding letters of credit under the previous credit agreement. Interest on all outstanding borrowings under the Credit Agreement varies in accordance with the terms of the Credit Agreement and is presently based upon the London Interbank Offered Rate plus a margin of 125 basis points. Interest on all outstanding borrowings under the previous credit agreement was based upon the London Interbank Offered Rate plus a margin of 200 basis points. Interest on outstanding borrowings approximated 1.56% per annum during 2012 and 2.35% per annum during 2011. Costs associated with the Credit Agreement, which expires in March 2017, consisted primarily of bank and legal fees totaling $1.9 million and are being amortized over the five year term. The Credit Agreement contains various financial and other covenants and is collateralized by guarantees of certain of Covance's domestic subsidiaries and a pledge of 65 percent of the capital stock of certain of Covance's foreign subsidiaries. The Company pays a commitment fee of 17.5 basis points on the undrawn balance of the revolving credit facility under the Credit Agreement, and had paid a commitment fee of 30 basis points on the undrawn balance of the revolving credit facility under the previous credit agreement. Commitment fees totaled approximately $0.4 million and $0.6 million during the years ended December 31, 2012 and 2011, respectively. At December 31, 2012, Covance was in compliance with the terms of the Credit Agreement. Covance believes cash on hand plus cash from operations and available borrowings under the Credit Agreement will provide sufficient liquidity for the foreseeable future.

During the year ended December 31, 2012, Covance's operations provided net cash of $260.2 million, an increase of $16.7 million from the corresponding 2011 period. The change in net operating assets, net of the business sold, used $26.2 million in cash during 2012, primarily due to an increase in other assets and liabilities, net, coupled with a decrease in income taxes, partially offset by a decrease in inventory and an increase in accrued liabilities. The change in net operating assets, net of the business acquired, used $41.1 million in cash during 2011, primarily due to a net increase in the components of days sales outstanding (accounts receivable, unbilled services and unearned revenue) from the record low position at the end of 2010, coupled with a decrease in income taxes payable and other assets and liabilities, net, partially offset by an increase in accrued liabilities. Covance's ratio of current assets to current liabilities was 1.40 at December 31, 2012 and 2.02 at December 31, 2011.

Investing activities for the year ended December 31, 2012 used $146.0 million, compared to $134.9 million for the corresponding 2011 period. Capital spending for 2012 totaled $151.7 million and was primarily for ongoing information technology projects, upgrade of existing equipment, and the purchase of new equipment, hardware and software. Approximately $73.8 million of capital spending in 2012 represents expenditures associated with assets that have not yet been placed in service at December 31, 2012. Partially offsetting this spend was the receipt of proceeds of approximately $4.7 million upon the sale of its investment in Caprion in the 2012 period. Capital spending for the corresponding 2011 period totaled $134.6 million, and was primarily for ongoing information technology projects, upgrade of existing equipment, and the purchase of new equipment, hardware and software.

Investing activities for 2010 included the acquisition in October 2010 of research and development facilities located in Porcheville, France and Alnwick, UK from Sanofi for a cash payment of $27.9 million ($21.0 million net of cash acquired). Transaction related costs of approximately $2.6 million were included in selling, general and administrative expense in the period incurred. Pursuant to the asset purchase agreement, Covance will provide services to Sanofi at these facilities over a period of 5 years for $350 million. The tangible and intangible assets acquired were included in Covance's consolidated financial statements as of October 2010 based on their estimated fair values of $26.1 million and $1.8 million, respectively, partially offset by certain employee related liabilities of $6.9 million assumed in the transaction. Results of operations for the sites acquired from Sanofi are reported in Covance's early development segment beginning in November 2010. See Note 6 to the audited consolidated financial statements included elsewhere in this Annual Report.

Financing activities for the year ended December 31, 2012 used $20.0 million, compared to using $102.0 million in the corresponding 2011 period. Cash received from financing activities during the 2012 period included $290 million of net borrowings under the Credit Agreement, $12.7 million in proceeds from the exercise of stock options and $1.1 million in excess tax benefits realized on the exercise of stock options. Partially offsetting these items was $314.8 million used to purchase 6,653,971 shares of common stock into treasury in connection with share buyback programs authorized by Covance's Board of Directors and $9.0 million for the purchase into treasury of 207,515 shares in connection with employee benefit plans, for an aggregate cost of $323.8 million. Financing activities for the year ended December 31, 2011 used $102.0 million and included the repayment and retirement of $97.5 million of outstanding debt on the term loan portion of the previous credit agreement and the repayment of $5.0 million, net, on the revolver portion of the previous credit agreement. In addition, $8.8 million was used to purchase into treasury 158,409 shares of common stock in connection with employee benefit plans. Partially offsetting these items were $6.8 million in proceeds from the exercise of stock options, $1.6 million from employee contributions to the Company's employee stock purchase plan and $0.9 million in excess tax benefits realized on the exercise of stock options.

The effect of exchange rate changes on cash for the years ended December 31, 2012 and 2011 was an increase of $9.5 million and $5.2 million, respectively. Covance's cash balances increased by $103.7 million during 2012.

The table below sets forth Covance's contractual obligations. A full description of the Company's debt obligations is contained in Note 8 to the audited consolidated financial statements included elsewhere in this Annual Report. Covance is obligated under non-cancelable operating leases, primarily for offices and laboratory facilities. Covance is also obligated under outsourcing agreements primarily related to certain aspects of its information technology, human resources and accounting functions and purchase commitments across various facilities, both of which are reflected under the caption purchase obligations in the table below. Actual amounts paid under these outsourcing agreements could be higher or lower than the amounts shown below as a result of changes in volume and other variables. In addition, early termination of these outsourcing agreements by Covance could result in the payment of termination fees which are not reflected in the table below. See Note 11 to the audited consolidated financial statements included elsewhere in this Annual Report.

Contractual Obligations[a]	Payments due by period				
	Total	<1 Year	1-3 Years	3-5 Years	> 5 Years
	(Dollars in thousands)				
Operating Leases	$161,669	$30,242	$39,859	$24,192	$67,376
Purchase Obligations	56,741	29,932	25,277	1,532	—
Total	$218,410	$60,174	$65,136	$25,724	$67,376

(a) Excludes $9.4 million, including $0.6 million in interest, related to a reserve for unrecognized tax benefits, as the cash settlement date cannot be reasonably estimated.

Off-Balance Sheet Arrangements

At December 31, 2012 and 2011, Covance was not a party to any off-balance sheet arrangements as defined by Regulation S-K Item 303(a)(4)(i), promulgated under the Exchange Act.

Inflation

While most of Covance's net revenues are earned under contracts, the long-term contracts (those in excess of one year) generally include an inflation or cost of living adjustment for the portion of the services to be performed beyond one year from the contract date. As a result, Covance believes that the effects of inflation generally do not have a material effect on its operations or financial condition.

Recently Issued Accounting Standards

In February 2013, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") 2013-02, *Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income* ("ASU 2013-02"). ASU 2013-02 requires an entity to present the effect of certain significant reclassifications out of accumulated other comprehensive income on the respective line items in net income. The amendments in the ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. ASU 2013-02 is effective prospectively for fiscal years beginning after December 15, 2012. Covance will be required to adopt ASU 2013-02 no later than the quarter beginning January 1, 2013. As the ASU requires additional presentation only, there will be no impact to Covance's consolidated results of operations or financial position.

Forward Looking Statements. *Statements in this Management's Discussion and Analysis of Financial Condition and Results of Operations, as well as in certain other parts of this Annual Report on Form 10-K that look forward in time, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, expectations, predictions, and assumptions and other statements which are other than statements of historical facts. All such forward-looking statements are based on the current expectations of management and are subject to, and are qualified by, risks and uncertainties that could cause actual results to differ materially from those expressed or implied by those statements. These risks and uncertainties include, without limitation, competitive factors, outsourcing trends in the pharmaceutical industry, levels of industry research and development spending, the Company's ability to continue to attract and retain qualified personnel, the fixed price nature of contracts or the loss or delay of large studies, risks associated with acquisitions and investments, the Company's ability to increase order volume, the pace of translation of orders into revenue in late-stage development services, testing mix and geographic mix of kit receipts in central laboratories, fluctuations in currency exchange rates, the realization of savings from the Company's announced restructuring actions, the cost and pace of completion of our information technology projects and the realization of benefits therefrom, and other factors described in Covance's filings with the Securities and Exchange Commission, including, without limitation, this Annual Report on Form 10-K.*

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

For the year ended December 31, 2012, approximately 49% of our net revenues were derived from our operations outside the United States. We do not engage in material or long-term derivative or hedging activities related to our potential foreign exchange exposures. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Foreign Currency Risks" for a more detailed discussion of our foreign currency risks and exposures.

Covance's short-term investments are with major financial institutions which carry a Moody's rating of A1 P1 or better. These short-term investments are in bank deposits and money market funds which can be readily purchased and sold using established markets. Covance's cash investment policy is to maximize utilization of excess cash according to the following specific criteria (in order of priority): (1) preserve capital (minimize financial market risk); (2) maintain liquidity; (3) manage foreign exchange rate exposure (internal hedging); (4) maximize rate of return; and (5) enhance strategic relationships with select financial institutions. Covance also has strong operating cash flow and ready access to credit available under its Credit Agreement.

Item 8. Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Management's Report on Consolidated Financial Statements and Internal Control

The management of Covance Inc. ("Covance") has prepared, and is responsible for, Covance's consolidated financial statements and related footnotes. These consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles.

Covance's management is responsible for establishing and maintaining effective internal control over financial reporting and for assessing the effectiveness of internal control over financial reporting. The purpose of this system of internal accounting controls over financial reporting is to provide reasonable assurance that assets are safeguarded, that transactions are executed in accordance with management's authorization and are properly recorded, and that accounting records may be relied upon for the preparation of accurate and complete consolidated financial statements. The design, monitoring and revision of internal accounting control systems involve, among other things, management's judgment with respect to the relative cost and expected benefits of specific control measures. Covance also maintains an internal audit function that evaluates and reports on the adequacy and effectiveness of internal controls, policies and procedures.

Covance's management concluded that its internal control over financial reporting as of December 31, 2012 was effective and adequate to accomplish the objectives described above. Management's assessment was based upon the criteria in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Covance's consolidated financial statements and the effectiveness of control over financial reporting have been audited by an independent registered public accounting firm, Ernst & Young LLP, as stated in their reports which are included elsewhere herein.

/s/ Joseph L. Herring

Joseph L. Herring
Chairman of the Board and
Chief Executive Officer
(Principal Executive Officer)

/s/ Alison A. Cornell

Alison A. Cornell
Corporate Vice President and
Chief Financial Officer
(Principal Financial Officer)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Covance Inc.

We have audited Covance Inc. and subsidiaries' internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Covance Inc. and subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying report on consolidated financial statements and internal control. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Covance Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Covance Inc. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012 and our report dated February 27, 2013 expressed an unqualified opinion thereon.

Ernst & Young LLP

MetroPark, New Jersey
February 27, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Covance Inc.

We have audited the accompanying consolidated balance sheets of Covance Inc. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Covance Inc. and subsidiaries at December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Covance Inc. and subsidiaries' internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 27, 2013 expressed an unqualified opinion thereon.

Ernst + Young LLP

MetroPark, New Jersey
February 27, 2013

COVANCE INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2012 AND 2011

(Dollars in thousands)	2012	2011
Assets		
Current Assets:		
Cash and cash equivalents	$ 492,824	$ 389,103
Accounts receivable	339,558	312,127
Unbilled services	136,878	114,095
Inventory	49,270	74,698
Deferred income taxes	44,903	52,078
Income taxes receivable	3,642	—
Prepaid expenses and other current assets	167,629	144,809
Total Current Assets	1,234,704	1,086,910
Property and equipment, net	891,319	849,551
Goodwill	109,820	127,779
Other assets	52,499	43,768
Total Assets	$ 2,288,342	$2,108,008
Liabilities and Stockholders' Equity		
Current Liabilities:		
Accounts payable	$ 34,430	$ 36,393
Accrued payroll and benefits	144,681	142,229
Accrued expenses and other current liabilities	127,686	119,308
Unearned revenue	255,776	202,210
Short-term debt	320,000	30,000
Income taxes payable	—	6,889
Total Current Liabilities	882,573	537,029
Deferred income taxes	27,912	42,295
Other liabilities	70,665	70,889
Total Liabilities	981,150	650,213
Commitments and Contingencies		
Stockholders' Equity:		
Preferred stock—Par value $1.00 per share; 10,000,000 shares authorized; no shares issued and outstanding at December 31, 2012 and 2011	—	—
Common stock—Par value $0.01 per share; 140,000,000 shares authorized; 79,131,299 and 78,127,480 shares issued and outstanding, including those held in treasury, at December 31, 2012 and 2011, respectively	791	781
Paid-in capital	744,114	689,584
Retained earnings	1,600,626	1,505,894
Accumulated other comprehensive income	28,520	4,622
Treasury stock at cost (24,145,773 and 17,284,287 shares at December 31, 2012 and 2011, respectively)	(1,066,859)	(743,086)
Total Stockholders' Equity	1,307,192	1,457,795
Total Liabilities and Stockholders' Equity	$ 2,288,342	$2,108,008

The accompanying notes are an integral part of these consolidated financial statements.

COVANCE INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Dollars in thousands, except per share data)	2012	2011	2010
Net revenues	$ 2,180,621	$ 2,095,938	$ 1,925,630
Reimbursable out-of-pocket expenses	185,138	140,508	112,843
Total revenues	2,365,759	2,236,446	2,038,473
Costs and expenses:			
Cost of revenue (excluding depreciation and amortization)	1,570,223	1,467,051	1,348,498
Reimbursable out-of-pocket expenses	185,138	140,508	112,843
Selling, general and administrative (excluding depreciation and amortization)	358,854	343,044	307,386
Depreciation and amortization	117,708	105,214	103,024
Impairment charges	17,959	—	119,229
Total costs and expenses	2,249,882	2,055,817	1,990,980
Income from operations	115,877	180,629	47,493
Other expense, net:			
Interest income	(2,011)	(1,874)	(1,479)
Interest expense	5,517	3,853	1,531
Foreign exchange transaction loss, net	1,474	1,248	3,649
Impairment of equity investment	7,373	12,119	—
Gain on sale of investment	(1,459)	—	—
Loss on sale of business	169	—	—
Other expense, net	11,063	15,346	3,701
Income before taxes and equity investee earnings	104,814	165,283	43,792
Taxes on income	10,099	33,574	(23,655)
Equity investee earnings	17	480	807
Net income	$ 94,732	$ 132,189	$ 68,254
Basic earnings per share	$ 1.73	$ 2.22	$ 1.08
Weighted average shares outstanding—basic	54,844,641	59,629,788	63,043,561
Diluted earnings per share	$ 1.68	$ 2.16	$ 1.06
Weighted average shares outstanding—diluted	56,290,010	61,091,354	64,472,326

The accompanying notes are an integral part of these consolidated financial statements.

COVANCE INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Dollars in thousands)	2012	2011	2010
Net income	$ 94,732	$132,189	$68,254
Other comprehensive income, net of tax:			
Currency translation gain	20,577	2,776	9,328
Unrealized gain (loss) on securities	2,251	(322)	325
Defined benefit pension plan:			
Actuarial gain (loss)	690	1,966	(4,068)
Prior service cost	(77)	(75)	(27)
Curtailment gain	457	—	—
Total other comprehensive income, net of tax	23,898	4,345	5,558
Comprehensive income	$118,630	$136,534	$73,812

The accompanying notes are an integral part of these consolidated financial statements.

COVANCE INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Dollars in thousands)	2012	2011	2010
Cash flows from operating activities:			
Net income	$ 94,732	$ 132,189	$ 68,254
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	117,708	105,214	103,024
Non-cash impairment charges	41,736	12,119	119,229
Non-cash compensation expense associated with employee benefit and stock compensation plans	40,759	40,057	32,289
Deferred income tax benefit	(8,404)	(6,128)	(71,661)
Gain on sale of investment	(1,459)	—	—
Loss on sale of business	169	—	—
Loss on disposal of property and equipment	1,181	1,618	1,487
Equity investee earnings	(17)	(480)	(807)
Changes in operating assets and liabilities, net of businesses sold and acquired:			
Accounts receivable	(28,541)	(50,754)	23,959
Unbilled services	(23,419)	(23,366)	6,550
Inventory	10,918	8,226	(1,998)
Accounts payable	(1,963)	2,297	(2,755)
Accrued liabilities	8,205	56,409	20,097
Unearned revenue	54,998	15,909	19,411
Income taxes	(10,522)	(21,070)	14,797
Other assets and liabilities, net	(35,920)	(28,762)	2,547
Net cash provided by operating activities	260,161	243,478	334,423
Cash flows from investing activities:			
Capital expenditures	(151,679)	(134,633)	(126,278)
Acquisition of businesses, net of cash acquired	—	(411)	(20,994)
Proceeds from sale of investment	4,682	—	—
Other, net	1,017	192	47
Net cash used in investing activities	(145,980)	(134,852)	(147,225)
Cash flows from financing activities:			
Net borrowings (repayments) under revolving credit facility	290,000	(5,000)	35,000
Borrowings under long-term debt	—	—	100,000
Repayments under long-term debt	—	(97,500)	(2,500)
Stock issued under employee stock purchase and option plans	13,772	9,325	18,825
Purchase of treasury stock	(323,773)	(8,810)	(256,351)
Net cash used in financing activities	(20,001)	(101,985)	(105,026)
Effect of exchange rate changes on cash	9,541	5,239	5,582
Net change in cash and cash equivalents	103,721	11,880	87,754
Cash and cash equivalents, beginning of year	389,103	377,223	289,469
Cash and cash equivalents, end of year	$ 492,824	$ 389,103	$ 377,223

The accompanying notes are an integral part of these consolidated financial statements.

COVANCE INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Dollars in thousands)	Common Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Stockholders' Equity
Balance, December 31, 2009	$764	$587,995	$1,305,451	$(5,281)	$ (477,925)	$1,411,004
Net income	—	—	68,254	—	—	68,254
Other comprehensive income	—	—	—	5,558	—	5,558
Shares issued under various employee benefit and stock compensation plans	7	39,461	—	—	—	39,468
Stock option exercises	3	10,026	—	—	—	10,029
Tax benefit from stock issued	—	1,859	—	—	—	1,859
Treasury stock, at cost	—	—	—	—	(256,351)	(256,351)
Balance, December 31, 2010	774	639,341	1,373,705	277	(734,276)	1,279,821
Net income	—	—	132,189	—	—	132,189
Other comprehensive income	—	—	—	4,345	—	4,345
Shares issued under various employee benefit and stock compensation plans	5	41,641	—	—	—	41,646
Stock option exercises	2	6,847	—	—	—	6,849
Tax benefit from stock issued	—	1,755	—	—	—	1,755
Treasury stock, at cost	—	—	—	—	(8,810)	(8,810)
Balance, December 31, 2011	781	689,584	1,505,894	4,622	(743,086)	1,457,795
Net income	—	—	94,732	—	—	94,732
Other comprehensive income	—	—	—	23,898	—	23,898
Shares issued under various employee benefit and stock compensation plans	6	40,753	—	—	—	40,759
Stock option exercises	4	12,679	—	—	—	12,683
Tax benefit from stock issued	—	1,098	—	—	—	1,098
Treasury stock, at cost	—	—	—	—	(323,773)	(323,773)
Balance, December 31, 2012	$791	$744,114	$1,600,626	$28,520	$(1,066,859)	$1,307,192

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization

Covance Inc. and its subsidiaries ("Covance" or the "Company") is a leading drug development services company providing a wide range of early-stage and late-stage product development services on a worldwide basis primarily to the pharmaceutical and biotechnology industries. Covance also provides services such as laboratory testing to the chemical, agrochemical and food industries. Covance's operations constitute two segments for financial reporting purposes. The first segment, early development services, includes discovery support services, preclinical and clinical pharmacology service offerings. The second segment, late-stage development services, includes central laboratory, Phase II-IV clinical development and market access services. Operations are principally focused in the United States and Europe.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of all entities controlled by Covance. All significant intercompany accounts and transactions are eliminated. The equity method of accounting is used for investments in affiliates in which Covance owns between 20 and 50 percent and does not have the ability to exercise control. For investments in which Covance owns less than 20 percent and does not have the ability to exercise significant influence over operating or financial decisions of the investee, the cost method of accounting is applied. Where the fair value of the shares of the cost method investee is based on quoted prices in active markets, Covance accounts for such investment as available-for-sale securities. See Note 5.

Use of Estimates

These consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("GAAP"), which requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from these estimates.

Foreign Currencies

For subsidiaries outside of the United States that operate in a local currency environment, income and expense items are translated to United States dollars at the monthly average rates of exchange prevailing during the year, assets and liabilities are translated at year-end exchange rates and equity accounts are translated at historical exchange rates. Translation adjustments are accumulated in a separate component of stockholders' equity in the consolidated balance sheets and are included in the determination of comprehensive income in the consolidated statements of comprehensive income and consolidated statements of stockholders' equity. The cumulative translation account balance is $52.1 million and $31.5 million at December 31, 2012 and 2011, respectively. Transaction gains and losses are included in the determination of net income in the consolidated statements of income.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with an original maturity of three months or less at date of purchase and consist principally of amounts invested in money market funds and bank deposits.

(Dollars in thousands, unless otherwise indicated)

2. Summary of Significant Accounting Policies (Continued)

Financial Instruments

The fair value of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate their carrying amounts as reported at December 31, 2012 and 2011.

Accounts receivable and unbilled services represent amounts due from Covance customers who are concentrated primarily in the pharmaceutical and biotechnology industries. Covance endeavors to monitor the creditworthiness of its customers to which it grants credit terms in the ordinary course of business. Although Covance customers are concentrated primarily within these two industries, management considers the likelihood of material credit risk as remote. In addition, in some cases Covance requires advance payment for a portion of the contract price from its customers upon the signing of a contract for services. These amounts are deferred and recognized as revenue as services are performed. Historically, bad debts have been immaterial. The allowance for doubtful accounts is $6.2 million and $5.5 million at December 31, 2012 and 2011, respectively.

Inventory

Inventories, which consist principally of finished goods and supplies, are valued at the lower of cost (first-in, first-out method) or market. Finished goods accounted for $32.7 million and $58.6 million and supplies accounted for $16.6 million and $16.1 million of total inventory at December 31, 2012 and 2011, respectively.

Prepaid Expenses and Other Current Assets

In connection with the management of multi-site clinical trials, Covance pays on behalf of its customers fees to investigators, volunteers and other out-of-pocket costs (such as travel, printing, meetings, couriers, etc.), for which the Company is reimbursed at cost, without mark-up or profit. Amounts receivable from customers in connection with billed and unbilled investigator fees, volunteer payments and other out-of-pocket pass-through costs are included in prepaid expenses and other current assets in the accompanying consolidated balance sheets and totaled $82.0 million and $61.3 million at December 31, 2012 and 2011, respectively. See Note 2 “Reimbursable Out-of-Pocket Expenses”.

Property and Equipment

Property and equipment are recorded at cost. Depreciation and amortization are provided on the straight-line method at rates adequate to allocate the cost of the applicable assets over their estimated useful lives, which generally range from ten to forty years for buildings and improvements, three to ten years for equipment, furniture and fixtures and three to five years for computer hardware and software, except for certain large enterprise-wide software applications which are depreciated over periods of up to ten years. Leasehold improvements are capitalized and amortized on a straight-line basis over the shorter of the estimated useful life of the improvement or the associated remaining lease term. The cost of computer software developed or obtained for internal use is capitalized and amortized on the straight-line method over the estimated useful life. Costs incurred during the development phase are capitalized, while all other costs are expensed as incurred. Repairs and maintenance are expensed as incurred.

(Dollars in thousands, unless otherwise indicated)

2. Summary of Significant Accounting Policies (Continued)

Impairment of Long-Lived Assets

Covance reviews its long-lived assets, other than goodwill and other indefinite lived intangible assets, for impairment when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based upon Covance's judgment of its ability to recover the value of the asset from the expected future undiscounted cash flows of the related operations. Actual future cash flows may be greater or less than estimated. During the fourth quarter of 2011, Covance determined that the carrying value of its equity method investment in a supplier of research products was no longer fully recoverable based upon changes in the research product market. The impairment was determined to be other-than-temporary and Covance recorded a charge of $12.1 million to reduce the carrying value of the equity investment to its estimated fair value as of December 31, 2011. Further, during the second quarter of 2012, the equity investment was determined to have experienced an additional impairment in value due to a further decline in demand for the research products from this supplier. As a result, Covance recorded a $7.4 million impairment charge to write off the remaining carrying value of the equity investment as of June 30, 2012, net of the elimination of profit on inventory purchased from this supplier. See Note 5. During the third quarter of 2010, Covance determined that long-lived assets used in its North American toxicology operations, located in Chandler, Arizona and Manassas, Virginia with carrying values of $182.7 million and $23.4 million, respectively, were no longer fully recoverable from the cash flows expected from those assets. Accordingly, as of September 30, 2010, Covance recorded an asset impairment charge totaling $119.2 million ($103.0 million of which relates to the Chandler, Arizona assets and $16.2 million relates to the Manassas, Virginia assets), representing the excess of the carrying value of those assets over their respective fair market values. See Note 13.

Goodwill and Other Intangible Assets and Impairment

Goodwill represents costs in excess of the fair value of net tangible and identifiable net intangible assets acquired in business combinations. Covance performs an annual test for impairment of goodwill and other indefinite lived intangible assets during the fourth quarter. Covance tests goodwill for impairment at the reporting unit level only when, after completing a qualitative analysis, it is determined that it is more likely than not that the fair value of a reporting unit is below its carrying value. This test is performed by comparing the carrying value of the reporting unit to its fair value. Covance assesses fair value based upon its estimate of the present value of the future cash flows that it expects to be generated by the reporting unit. In the second quarter of 2012, Covance commenced actions to close its clinical pharmacology operations located in Basel, Switzerland and as a result determined the goodwill associated with the acquisition of the Basel clinic was impaired and recorded a charge of $18.0 million to write off the carrying value of the goodwill as of June 30, 2012. The Basel clinic is part of Covance's early development segment and clinical pharmacology reporting unit, however, because the clinic was operated on a standalone basis and was not integrated into the reporting unit after its acquisition, the related goodwill was evaluated for impairment at the site level and not the reporting unit level. The annual test for impairment performed for 2012, 2011 and 2010 indicated that no reporting units were at significant risk for impairment. See Note 4.

Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives, which range in term from one to ten years. Land use rights are amortized on a straight-line basis over their contractual life of fifty years. The Company periodically evaluates the reasonableness of the estimated useful lives of these intangible assets. See Note 4.

2. Summary of Significant Accounting Policies (Continued)

Revenue Recognition

Covance recognizes revenue either as services are performed or products are delivered, depending on the nature of the work contracted. Historically, a majority of Covance's net revenues have been earned under contracts which range in duration from a few months to two years, but can extend in duration up to five years or longer. Covance also has committed minimum volume arrangements with certain clients with initial terms that generally range in duration from three to ten years. Underlying these arrangements are individual project contracts for the specific services to be provided. These arrangements enable our clients to secure our services in exchange for which they commit to purchase an annual minimum dollar value ("volume") of services. Under these types of arrangements, if the annual minimum volume commitment is not reached, the client is required to pay Covance for the shortfall. Progress towards the achievement of annual minimum volume commitments is monitored throughout the year. Annual minimum commitment shortfalls are not included in net revenues until the amount has been determined and agreed to by the client.

Service contracts generally take the form of fee-for-service or fixed-price arrangements. In cases where performance spans multiple accounting periods, revenue is recognized as services are performed, measured on a proportional-performance basis, generally using output measures that are specific to the service provided. Examples of output measures in our early development segment include the number of slides read, dosings performed, or specimens prepared for preclinical laboratory services, or number of dosings or number of volunteers enrolled for clinical pharmacology. Examples of output measures in our late-stage development segment's Phase II-IV clinical development service offering include among others, number of investigators enrolled, number of sites initiated, number of patients enrolled and number of monitoring visits completed. Revenue is determined by dividing the actual units of work completed by the total units of work required under the contract and multiplying that percentage by the total contract value. The total contract value, or total contractual payments, represents the aggregate contracted price for each of the agreed upon services to be provided. Covance does not have any contractual arrangements spanning multiple accounting periods where revenue is recognized on a proportional-performance basis under which the Company has earned more than an immaterial amount of performance-based revenue (i.e., potential additional revenue tied to specific deliverables or performance). Changes in the scope of work are common, especially under long-term contracts, and generally result in a change in contract value. Once the client has agreed to the changes in scope and renegotiated pricing terms, the contract value is amended and revenue is recognized, as described above. Estimates of costs to complete are made to provide, where appropriate, for losses expected on contracts. Costs are not deferred in anticipation of contracts being awarded, but instead are expensed as incurred.

Billing schedules and payment terms are generally negotiated on a contract-by-contract basis. In some cases, Covance bills the client for the total contract value in progress-based installments as certain non-contingent billing milestones are reached over the contract duration, such as, but not limited to, contract signing, initial dosing, investigator site initiation, patient enrollment or database lock. The term "billing milestone" relates only to a billing trigger in a contract whereby amounts become billable and payable in accordance with a negotiated predetermined billing schedule throughout the term of a project. These billing milestones are not performance-based (i.e., potential additional arrangement consideration tied to specific deliverables or performance). In other cases, billing and payment terms are tied to the passage of time (e.g., monthly billings). In either case, the total contract value and aggregate amounts billed to the client would be the same at the end of the project. While Covance attempts to negotiate terms that provide for billing and payment of services prior or within close proximity to the provision of services, this is not always the case, as evidenced by fluctuations in the levels of unbilled services and unearned revenue from period to period. While

2. Summary of Significant Accounting Policies (Continued)

a project is ongoing, cash payments are not necessarily representative of aggregate revenue earned at any particular point in time, as revenues are recognized when services are provided, while amounts billed and paid are in accordance with the negotiated billing and payment terms.

In some cases, payments received are in excess of revenue recognized. For example, a contract invoicing schedule may provide for an upfront payment of 10% of the full contract value upon contract signing, but at the time of signing, performance of services has not yet begun, and therefore, no revenue has yet been recognized. Payments received in advance of services being provided, such as in this example, are deferred as unearned revenue on the balance sheet. As the contracted services are subsequently performed and the associated revenue is recognized, the unearned revenue balance is reduced by the amount of revenue recognized during the period.

In other cases, services may be provided and revenue is recognized before the client is invoiced. In these cases, revenue recognized will exceed amounts billed, and the difference, representing an unbilled receivable, is recorded for this amount which is currently unbillable to the customer pursuant to contractual terms. Once the client is invoiced, the unbilled services are reduced for the amount billed, and a corresponding account receivable is recorded. All unbilled services are billable to customers within one year from the respective balance sheet date.

Most contracts are terminable by the client, either immediately or upon notice. These contracts often require payment to Covance of expenses to wind down the study or project, fees earned to date and, in some cases, a termination fee or a payment to Covance of some portion of the fees or profits that could have been earned by Covance under the contract if it had not been terminated early. Termination fees are included in net revenues when realization is assured. In connection with the management of multi-site clinical trials, Covance pays on behalf of its customers fees to investigators, volunteers and other out-of-pocket costs (such as for travel, printing, meetings, couriers, etc.), for which it is reimbursed at cost, without mark-up or profit. Investigator fees are not reflected in total revenues or expenses where Covance acts in the capacity of an agent on behalf of the pharmaceutical company sponsor, passing through these costs without risk or reward to Covance. All other out-of-pocket costs are included in total revenues and expenses.

Costs and Expenses

Cost of revenue includes direct labor and related benefit charges, other direct costs, shipping and handling fees, and an allocation of facility charges and information technology costs and excludes depreciation and amortization. Selling, general and administrative expenses consist primarily of administrative payroll and related benefit charges, advertising and promotional expenses, administrative travel and an allocation of facility charges and information technology costs and excludes depreciation and amortization. Cost of advertising is expensed as incurred.

Taxes

Covance uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of differences between the carrying amounts of assets and liabilities and their respective tax bases using enacted tax rates in effect for the year in which the temporary differences are expected to reverse. The effect on deferred taxes of a change in enacted tax rates is recognized in income in the period when the change is effective. See Note 7.

2. Summary of Significant Accounting Policies (Continued)

The Company recognizes a tax benefit from an uncertain tax position only if the Company believes it is more likely than not to be sustained upon examination based on the technical merits of the position. The amount of the accrual for which an exposure exists is measured as the largest amount of benefit determined on a cumulative probability basis that the Company believes is more likely than not to be realized upon ultimate settlement of the position. Components of the reserve are classified as either a current or long-term liability in the consolidated balance sheet based on when the Company expects each of the items to be settled. Covance accrues interest and penalties in relation to unrecognized tax benefits as a component of income tax expense.

The Company also maintains a tax reserve related to exposures for non-income tax matters, including value-added tax, state sales and use and other taxes. The balance of this reserve was $1.1 million and $1.0 million at December 31, 2012 and 2011, respectively, and is recorded as a current liability in accrued expenses and other current liabilities on the consolidated balance sheet.

While Covance believes it has identified all reasonably identifiable exposures and the reserve it has established for identifiable exposures is appropriate under the circumstances, it is possible that additional exposures exist and that exposures may be settled at amounts different than the amounts reserved. It is also possible that changes in facts and circumstances could cause Covance to either materially increase or reduce the carrying amount of its tax reserve.

Covance's historical policy has been to leave its unremitted foreign earnings invested indefinitely outside the United States. Covance intends to continue to leave its unremitted foreign earnings invested indefinitely outside the United States. As a result, taxes have not been provided on any of the remaining accumulated foreign unremitted earnings as of December 31, 2012. See Note 7.

Stock-Based Compensation

The Company sponsors several stock-based compensation plans pursuant to which non-qualified stock options and restricted stock awards are granted to eligible employees. These plans are described more fully in Note 10. The grant-date fair value of awards expected to vest is expensed on a straight-line basis over the vesting period of the related awards.

Defined Benefit Pension Plans

Covance sponsors various pension and other post-retirement benefit plans which are more fully described in Note 9. The measurement of the related benefit obligations and the net periodic benefit costs recorded each year are based upon actuarial computations, which require management's judgment as to certain assumptions. These assumptions include the discount rates to use in computing the present value of the benefit obligations and the net periodic benefit costs, the expected future rate of salary increases (for pay-related plans) and the expected long-term rate of return on plan assets (for funded plans). The discount rates are derived based on a hypothetical yield curve represented by a series of annualized individual discount rates. The expected long-term rate of return on plan assets is based on the target asset allocation and the average expected rate of growth for the asset classes invested. The average expected rate of growth is derived from a combination of historic returns, current market indicators, the expected risk premium for each asset class and the opinion of professional advisors. Liabilities related to all of Covance's pension and other post-retirement benefit plans are measured as of December 31.

(Dollars in thousands, unless otherwise indicated)

2. Summary of Significant Accounting Policies (Continued)

In the third quarter of 2012, the Company remeasured its German defined benefit pension plan liability due to a reduction in plan participants resulting from cost reduction actions taken at its Muenster, Germany toxicology facility. The measurement resulted in a $5.4 million net increase to the liability, which reflects a $6.1 million actuarial loss, partially offset by a curtailment gain of $0.7 million. These adjustments were recognized as a component of accumulated other comprehensive income, net of tax of $1.9 million and $0.2 million, respectively. See Note 9.

Earnings Per Share ("EPS")

Basic EPS is computed by dividing net income available to common stockholders by the weighted average number of shares outstanding during the period. The computation of diluted EPS is similar to the computation of basic EPS, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued; computed under the treasury stock method.

In computing diluted EPS for the years ended December 31, 2012, 2011 and 2010, the denominator was increased by 1,445,369 shares, 1,461,566 shares and 1,428,765 shares, respectively, representing the dilutive effect of all unvested restricted shares as well as those stock options outstanding at December 31, 2012, 2011 and 2010, with exercise prices less than the average market price of Covance's common stock during each respective period. Excluded from the computation of diluted EPS for the year ended December 31, 2012 were options to purchase 2,337,264 shares of common stock at prices ranging from $49.20 to $94.34 per share because the exercise prices of such options were greater than the average market price of Covance's common stock during 2012. Excluded from the computation of diluted EPS for the year ended December 31, 2011 were options to purchase 2,335,194 shares of common stock at prices ranging from $54.15 to $94.34 per share because the exercise prices of such options were greater than the average market price of Covance's common stock during 2011. Excluded from the computation of diluted EPS for the year ended December 31, 2010 were options to purchase 1,639,806 shares of common stock at prices ranging from $51.93 to $94.34 per share because the exercise prices of such options were greater than the average market price of Covance's common stock during 2010.

Reimbursable Out-of-Pocket Expenses

As discussed in Note 2 "Prepaid Expenses and Other Current Assets", Covance pays on behalf of its customers fees to investigators, volunteers and other out-of-pocket costs for which the Company is reimbursed at cost, without mark-up or profit. Amounts paid to volunteers and other out-of-pocket costs are reflected in operating expenses, while the reimbursements received are reflected in revenues in the consolidated statements of income. Covance excludes from revenue and expense in the consolidated statements of income fees paid to investigators and the associated reimbursement since Covance acts as an agent on behalf of the pharmaceutical company sponsors with regard to investigator payments.

Supplemental Cash Flow Information

Cash paid for interest for the years ended December 31, 2012, 2011 and 2010 totaled $4.6 million, $3.8 million and $0.6 million, respectively. Cash paid for income taxes for the years ended December 31, 2012, 2011 and 2010 totaled $29.8 million, $58.2 million and $33.6 million, respectively. The change in income taxes payable in the consolidated statement of cash flows for the years ended December 31, 2012, 2011 and 2010 includes as an operating cash outflow the excess tax benefit received from the exercise of non-qualified stock options of $1.1 million, $0.9 million and $1.6 million, respectively (a corresponding cash inflow of $1.1 million, $0.9 million and $1.6 million, respectively, has been included in financing cash flows).

(Dollars in thousands, unless otherwise indicated)

2. Summary of Significant Accounting Policies (Continued)

Recently Issued Accounting Standards

In February 2013, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") 2013-02, *Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income* ("ASU 2013-02"). ASU 2013-02 requires an entity to present the effect of certain significant reclassifications out of accumulated other comprehensive income on the respective line items in net income. The amendments in the ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. ASU 2013-02 is effective prospectively for fiscal years beginning after December 15, 2012. Covance will be required to adopt ASU 2013-02 no later than the quarter beginning January 1, 2013. As the ASU requires additional presentation only, there will be no impact to Covance's consolidated results of operations or financial position.

Subsequent Events

Subsequent events are defined as those events or transactions that occur after the balance sheet date, but before the financial statements are filed with the Securities and Exchange Commission. See Note 15.

3. Property and Equipment

Property and equipment at December 31, 2012 and 2011 consist of the following:

	2012	2011
Property and equipment at cost:		
Land	$ 60,544	$ 53,492
Buildings and improvements	633,248	606,130
Equipment	343,832	325,569
Computer hardware and software	460,931	360,389
Furniture, fixtures & leasehold improvements	110,106	102,768
Construction-in-progress	87,227	128,575
	1,695,888	1,576,923
Less: Accumulated depreciation and amortization	(804,569)	(727,372)
Property and equipment, net	$ 891,319	$ 849,551

Depreciation and amortization expense aggregated $115.6 million, $103.4 million and $101.8 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Covance reclassified land in Manassas, Virginia, which was identified as held for sale in 2010, from other current assets to property and equipment on the consolidated balance sheet as of December 31, 2012. Although Covance intends to sell the Manassas property, it continues to hold the property due to current real estate market conditions. See Note 13.

In the fourth quarter of 2011, Covance completed the wind-down and transition of services at its toxicology facility in Vienna, Virginia and initiated actions to sell that property. As a result, the related carrying value of $27.0 million was reclassified from property and equipment to other current assets on the consolidated balance sheet as of December 31, 2011.

(Dollars in thousands, unless otherwise indicated)

4. Goodwill and Amortizable Intangible Assets

The following table sets forth changes in the carrying amount of goodwill by operating segment for each of the years ended December 31, 2012 and 2011, respectively:

	Early Development	Late-Stage Development	Total
Balance, December 31, 2010	$ 91,737	$35,916	$127,653
Goodwill recognized from acquisition of business	126	—	126
Balance, December 31, 2011	91,863	35,916	127,779
Goodwill impairment charge	(17,959)	—	(17,959)
Balance, December 31, 2012	$ 73,904	$35,916	$109,820

In the second quarter of 2012, Covance commenced actions to close its clinical pharmacology operations located in Basel, Switzerland and as a result determined the goodwill associated with the acquisition of the Basel clinic was impaired and recorded a charge of $18.0 million to write off the carrying value of the goodwill as of June 30, 2012. See Note 2.

The following table summarizes the Company's acquired amortizable intangible assets which are reflected in other assets on the consolidated balance sheet, as of December 31, 2012 and 2011:

	2012	2011
Intangible assets at cost:		
Customer Lists (5 to 10 year estimated useful lives)	$ 8,152	$ 8,152
Land Use Right (50 year estimated useful life)	6,174	—
Technology (5 year estimated useful life)	2,340	2,340
Other—Patient List, Backlog and Non-Compete Agreements (1 to 4 year estimated useful lives)	1,419	1,419
	18,085	11,911
Less: Accumulated amortization	(9,289)	(7,043)
Net carrying value	$ 8,796	$ 4,868

During the year ended December 31, 2012, the Company acquired a land use right in the People's Republic of China (the "PRC") for $6.2 million. All land in the PRC is owned by the government, which grants the user a land use right for specified periods of time. The Company has the right to use the land for fifty years and amortizes it on a straight-line basis over the period of fifty years.

Amortization expense for the years ended December 31, 2012, 2011 and 2010 was $2.1 million, $1.8 million and $1.2 million, respectively. Amortization expense expected to be recorded for each of the next five years is as follows:

Year Ending December 31,	
2013	$856
2014	$856
2015	$856
2016	$530
2017	$123

(Dollars in thousands, unless otherwise indicated)

5. Equity Investments

In July 2012, Covance sold 100% of its investment in Caprion Proteomics, a privately held company headquartered in Montreal, Canada, for cash proceeds of approximately $4.7 million, resulting in a gain on sale of approximately $1.5 million. The investment was acquired in 2008 and had been previously included in other assets on the consolidated balance sheet.

Covance has a 47% minority equity position in Noveprim Limited ("Noveprim"), a supplier of research products, which was acquired in March 2004 at a total cost of $20.7 million. The excess of the purchase price over the underlying equity in Noveprim's net assets at the date of acquisition of $13.8 million represented goodwill and was included in the carrying value of Covance's investment. During the fourth quarter of 2011, the investment was determined to have experienced an other-than-temporary impairment in value due to a decline in demand for the research products supplied by Noveprim. As a result, Covance recorded a $12.1 million impairment charge against the goodwill recognized upon the initial investment in Noveprim, to reduce the carrying value of the investment to its estimated fair value. Further, during the second quarter of 2012, the investment was determined to have experienced an additional impairment in value due to a further decline in demand for the research products supplied by Noveprim. As a result, Covance recorded a $7.4 million impairment charge to write off the remaining carrying value of the investment as of June 30, 2012, net of the elimination of profit on inventory purchased from Noveprim. The Company suspended equity accounting for this investment as the carrying value of its investment is zero. The fair value in both of the above instances was measured with an income approach using internally developed estimates of future cash flows, which are Level 3 inputs under the fair value hierarchy. Previously, this investment was reflected in other assets on the consolidated balance sheet. During the years ended December 31, 2012, 2011 and 2010, Covance recognized income of $17 thousand, $0.5 million and $0.8 million, respectively, representing its share of Noveprim's earnings, net of the elimination of profit on inventory purchased from Noveprim and still on hand at Covance. The carrying value of Covance's investment in Noveprim as of December 31, 2011 was $10.4 million.

Covance has a minority equity position (less than 20%) in Bio-Clinica, Inc. ("BIOC") (Nasdaq GM:BIOC). BIOC uses proprietary medical imaging technologies to process and analyze medical images, and also provides other services, including the data-basing and regulatory submission of medical images, quantitative data and text. As Covance owns less than a 20% interest in BIOC and does not exercise significant influence over the operating or financial decisions of BIOC, the investment is accounted for as an available-for-sale security. The cost basis of Covance's investment in BIOC is $1.4 million. The carrying value of Covance's investment in BIOC as of December 31, 2012 and 2011 was $13.5 million and $10.0 million, respectively, as determined based on quoted prices in an active market. This investment is reflected in other assets on the consolidated balance sheet. The $3.5 million increase in the carrying value of the investment results in a $2.2 million increase in the unrealized gain on investment, net of tax, which is included within accumulated other comprehensive income on the consolidated balance sheet. Accordingly, the balance in the unrealized gain on investment at December 31, 2012 and 2011 was $7.4 million and $5.2 million, net of tax, respectively.

(Dollars in thousands, unless otherwise indicated)

6. Acquisitions

In October 2010, Covance acquired research and development facilities located in Porcheville, France and Alnwick, UK from Sanofi for a cash payment of $27.9 million ($21.0 million net of cash acquired). Transaction related costs of approximately $2.6 million were included in selling, general and administrative expense in the period incurred. Pursuant to the asset purchase agreement, Covance will provide services to Sanofi at these facilities over a period of 5 years for $350 million. The tangible and intangible assets acquired are included in Covance's consolidated financial statements as of October 2010 based on their estimated fair values of $26.1 million and $1.8 million, respectively, partially offset by certain employee related liabilities of $6.9 million assumed in the transaction. Intangible assets are being amortized over a six-year life. Results of operations for the sites acquired from Sanofi are reported in Covance's early development segment beginning in November 2010.

7. Taxes on Income

The components of income before taxes and the related provision (benefit) for taxes on income for 2012, 2011 and 2010 are as follows:

	2012	2011	2010
Income (loss) before taxes and equity investee earnings:			
Domestic	$ 29,445	$ 52,091	$(71,012)
International	75,369	113,192	114,804
Total	$104,814	$165,283	$ 43,792
Federal income taxes (benefits):			
Current provision	$ (7,298)	$ 13,265	$ 36,221
Deferred provision	11,456	9,793	(57,016)
International income taxes (benefits):			
Current provision	23,835	24,420	10,139
Deferred provision	(20,436)	(16,921)	(8,110)
State and other income taxes (benefits):			
Current provision	2,397	2,626	940
Deferred provision	145	391	(5,829)
Income tax provision (benefit)	$ 10,099	$ 33,574	$(23,655)

The differences between the provision for income taxes and income taxes computed using the Federal statutory income tax rate for 2012, 2011 and 2010 are as follows:

	2012	2011	2010
Taxes at statutory rate	35.0%	35.0%	35.0%
State and local taxes, net of Federal benefit	1.6	1.2	1.1
Impact of international operations	(20.5)	(17.0)	(62.8)
Previously unrecognized tax benefits	(10.1)	(0.3)	(31.0)
Other, net	3.6	1.4	3.7
Total	9.6%	20.3%	(54.0)%

Previously unrecognized tax benefits consist primarily of tax benefits recorded in connection with the favorable resolution of income tax audits and tax benefits resulting from tax positions taken in returns filed in each respective year.

(Dollars in thousands, unless otherwise indicated)

7. Taxes on Income (Continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2012 and 2011 are as follows:

	2012	2011
Current deferred taxes:		
Liabilities/expenses not currently deductible	$ 39,450	$ 43,902
Deferred equity compensation	7,175	8,149
Net operating losses	—	943
Total current deferred tax assets	46,625	52,994
Current deferred tax liabilities:		
Earnings not currently taxable	(1,722)	(916)
Net current deferred tax assets	$ 44,903	$ 52,078
Non-current deferred taxes:		
Deferred tax assets:		
Net operating losses	$ 26,279	$ 10,668
Deferred equity compensation	17,868	13,738
Liabilities/expenses not currently deductible	564	2,252
Total non-current deferred tax assets	44,711	26,658
Deferred tax liabilities:		
Property and equipment	(61,950)	(59,795)
Earnings not currently taxable	(10,673)	(9,158)
Total non-current deferred tax liabilities	(72,623)	(68,953)
Net non-current deferred tax liabilities	$(27,912)	$(42,295)

As of December 31, 2012, Covance has foreign net operating loss carryforwards of $106.8 million. The net operating loss carryforwards have no expiration and it is expected that all loss carryforwards will be realized. Accordingly, no valuation allowance has been provided.

Covance currently provides income taxes on the earnings of foreign subsidiaries to the extent those earnings are taxable or are expected to be remitted. Covance's historical policy has been to leave its unremitted foreign earnings invested indefinitely outside the United States. Covance intends to continue to leave its unremitted foreign earnings invested indefinitely outside the United States. It is not practical to estimate the amount of additional tax that might be payable if such accumulated earnings were remitted. Additionally, if such accumulated earnings were remitted, certain countries impose withholding taxes that, subject to certain limitations, are available for use as a tax credit against any Federal income tax liability arising from such remittance. As a result, taxes have not been provided on accumulated foreign unremitted earnings totaling approximately $765 million at December 31, 2012.

The Company recognizes a tax benefit from an uncertain tax position only if the Company believes it is more likely than not to be sustained upon examination based on the technical merits of the position. The amount of the accrual for which an exposure exists is measured as the largest amount of benefit determined on a cumulative probability basis that the Company believes is more likely than not to be realized upon ultimate settlement of the position. Components of the reserve are classified as either a current or long-term liability in the consolidated balance sheet based on when the Company expects each of the items to be settled. Covance accrues interest and penalties in relation to unrecognized tax benefits as a component of income tax expense.

7. Taxes on Income (Continued)

As of December 31, 2012 and 2011, the balance of the reserve for unrecognized tax benefits was $9.4 million and $16.4 million, respectively, which is recorded as a long-term liability in other liabilities on the consolidated balance sheet. Included in the balance of the reserve for unrecognized tax benefits at December 31, 2012 and 2011 is accrued interest of $0.6 million and $1.6 million, respectively. This reserve relates to exposures for income tax matters such as transfer pricing, nexus and deemed income. During the year ended December 31, 2012, the reserve for unrecognized tax benefits decreased by $7.0 million, primarily associated with the settlement of various income tax audits, partially offset by the accrual of additional reserves of $2.4 million, primarily relating to transfer pricing and the accrual of interest on existing reserves.

Following is a reconciliation of the beginning and ending amount of unrecognized tax benefits, excluding accrued interest, for the years ended December 31, 2012, 2011 and 2010:

(dollars in millions)	
Unrecognized tax benefits as of December 31, 2009	$16.0
Additions related to tax positions in the prior year	3.8
Additions related to tax positions in the current year	1.9
Reductions due to settlements and payments	(7.2)
Reductions due to statute expiration	(0.5)
Unrecognized tax benefits as of December 31, 2010	14.0
Additions related to tax positions in the current year	3.0
Reductions due to settlements and payments	(1.9)
Reductions due to statute expiration	(0.3)
Unrecognized tax benefits as of December 31, 2011	14.8
Additions related to tax positions in the current year	2.2
Reductions due to settlements and payments	(7.9)
Reductions due to statute expiration	(0.3)
Unrecognized tax benefits as of December 31, 2012	$ 8.8

Any future changes in the liability for unrecognized tax benefits, resulting from the recognition of tax benefits, would impact the effective tax rate. Over the next twelve months, it is reasonably possible that the uncertainty surrounding up to $1.0 million, including accrued interest of $0.1 million, of the reserve for unrecognized tax benefits related to certain income taxes, deemed income and transfer pricing will be resolved as a result of the expiration of the statute of limitations or the conclusion of various federal, state and foreign tax audits.

The following tax years remain open to investigation as of December 31, 2012, for the Company's major jurisdictions:

Tax Jurisdiction	Years
U.S. Federal and State	2007-2012
United Kingdom	2011-2012
Switzerland	2007-2012
Germany	2009-2012

(Dollars in thousands, unless otherwise indicated)

8. Credit Facilities

On March 7, 2012, Covance amended its credit facility, which was not due to expire until October 2015, in order to, in part, provide sufficient liquidity to finance purchases under its 2012 authorized share repurchase program ("2012 Repurchase Program"), as well as to secure more favorable financing rates. The amended credit agreement (the "Credit Agreement") provides for a revolving credit facility of up to $500 million. At December 31, 2012, there were $320.0 million of outstanding borrowings and $2.9 million of outstanding letters of credit under the Credit Agreement. At December 31, 2011, there were $30.0 million of outstanding borrowings and $2.6 million of outstanding letters of credit under the previous credit agreement. Interest on all outstanding borrowings under the Credit Agreement varies in accordance with the terms of the Credit Agreement and is presently based upon the London Interbank Offered Rate plus a margin of 125 basis points. Interest on all outstanding borrowings under the previous credit agreement was based upon the London Interbank Offered Rate plus a margin of 200 basis points. Interest on outstanding borrowings approximated 1.56% per annum during 2012 and 2.35% per annum during 2011. Costs associated with the Credit Agreement, which expires in March 2017, consisted primarily of bank and legal fees totaling $1.9 million and are being amortized over the five-year term.

The Company pays a commitment fee of 17.5 basis points on the undrawn balance of the revolving credit facility under the Credit Agreement, and had paid a commitment fee of 30 basis points on the undrawn balance of the revolving credit facility under the previous credit agreement. Commitment fees totaled approximately $0.4 million and $0.6 million during the years ended December 31, 2012 and 2011, respectively. The Credit Agreement contains various financial and other covenants and is collateralized by guarantees of certain of Covance's domestic subsidiaries and a pledge of 65 percent of the capital stock of certain of Covance's foreign subsidiaries. At December 31, 2012, Covance was in compliance with the terms of the Credit Agreement.

9. Employee Benefit Plans

Covance sponsors various pension and other post-retirement benefit plans. All plans have a measurement date of December 31.

Defined Benefit Pension Plans

Covance sponsors two defined benefit pension plans for the benefit of its employees at two United Kingdom subsidiaries and one defined benefit pension plan for the benefit of its employees at a German subsidiary, all of which are legacy plans of previously acquired companies. Benefit amounts for all three plans are based upon years of service and compensation. The German plan is unfunded while the United Kingdom pension plans are funded. Covance's funding policy has been to contribute annually a fixed percentage of the eligible employee's salary at least equal to the local statutory funding requirements.

(Dollars in thousands, unless otherwise indicated)

9. Employee Benefit Plans (Continued)

The components of net periodic pension cost for these plans for 2012, 2011 and 2010 are as follows:

	United Kingdom Plans			German Plan		
	2012	2011	2010	2012	2011	2010
Components of Net Periodic Pension Cost:						
Service cost	$ 4,172	$ 4,296	$ 3,682	$ 670	$ 869	$ 754
Interest cost	7,734	8,388	7,718	642	610	584
Expected return on plan assets	(10,319)	(10,569)	(8,996)	—	—	—
Amortization of net actuarial loss	1,172	1,344	1,249	—	116	74
Expected participant contributions	(1,838)	(1,871)	(2,074)	—	—	—
Net periodic pension cost	$ 921	$ 1,588	$ 1,579	$1,312	$1,595	$1,412
Assumptions Used to Determine Net Periodic Pension Cost:						
Discount rate	4.60%	5.20%	5.75%	5.40%	4.60%	5.50%
Expected rate of return on assets	5.90%	6.50%	6.75%	n/a	n/a	n/a
Salary increases	4.00%	4.50%	4.50%	2.50%	2.50%	3.00%

The weighted average expected long-term rate of return on the assets of the United Kingdom pension plans is based on the target asset allocation and the average rate of growth expected for the asset classes invested. The rate of expected growth is derived from a combination of historic returns, current market indicators, the expected risk premium for each asset class over the risk-free rate and the opinion of professional advisors.

The change in the projected benefit obligation and plan assets, the funded status of the plan and a reconciliation of such funded status to the amounts reported in the consolidated balance sheets as of December 31, 2012 and 2011 is as follows:

	United Kingdom Plans		German Plan	
	2012	2011	2012	2011
Change in Projected Benefit Obligation:				
Benefit obligation, beginning of year	$167,711	$156,604	$ 12,810	$ 12,562
Service cost	4,172	4,296	670	869
Interest cost	7,734	8,388	642	610
Actuarial (gain) loss	(2,389)	(1,138)	3,991	(1,025)
Curtailment gain	—	—	(657)	—
Benefits paid	(2,525)	(2,348)	(132)	(141)
Foreign currency exchange rate changes	6,291	1,909	304	(65)
Benefit obligation, end of year	$180,994	$167,711	$ 17,628	$ 12,810

(Dollars in thousands, unless otherwise indicated)

9. Employee Benefit Plans (Continued)

	United Kingdom Plans		German Plan	
	2012	2011	2012	2011
Change in Fair Value of Assets:				
Fair value of plan assets, beginning of year	$170,413	$153,684	$ —	$ —
Covance contributions	6,369	6,556	—	—
Employee contributions	1,838	1,871	—	—
Actual return on plan assets	13,125	8,911	—	—
Benefits paid	(2,525)	(2,348)	—	—
Foreign currency exchange rate changes	6,697	1,739	—	—
Fair value of plan assets, end of year	$195,917	$170,413	$ —	$ —
Funded status at end of year—over (under) funded	$ 14,923	$ 2,702	$(17,628)	$(12,810)

	United Kingdom Plans		German Plan	
	2012	2011	2012	2011
Amounts recognized in the consolidated balance sheets:				
Non-current assets	$14,923	$2,702	$ —	$ —
Current liabilities	—	—	(204)	(184)
Non-current liabilities	—	—	(17,424)	(12,626)
Total	$14,923	$2,702	$(17,628)	$(12,810)

Covance contributed $6.4 million in 2012 and $6.6 million in 2011 to its United Kingdom plans and expects to contribute $6.4 million in 2013. No contributions were made during 2012 or 2011 to the German plan, nor are any contributions expected to be made to the German plan in 2013, since that plan is unfunded.

The change in projected benefit obligation of the German pension plan for the year ended December 31, 2012 includes a curtailment gain of $0.7 million due to a reduction in plan participants resulting from cost reduction actions taken at the Company's Muenster, Germany toxicology facility.

The accumulated benefit obligation for the United Kingdom pension plans was $156.4 million and $138.5 million at December 31, 2012 and 2011, respectively. The accumulated benefit obligation for the German plan was $15.2 million and $10.4 million at December 31, 2012 and 2011, respectively.

The amounts recognized in accumulated other comprehensive income as of December 31, 2012 and 2011 are as follows:

	United Kingdom Plans		German Plan	
	2012	2011	2012	2011
Net actuarial loss	$33,039	$ 40,054	$ 5,146	$1,839
Less: Tax benefit (deferred tax asset)	(8,780)	(10,722)	(1,583)	(558)
Accumulated other comprehensive income impact	$24,259	$ 29,332	$ 3,563	$1,281
Assumptions Used to Determine Benefit Obligations:				
Discount rate	4.60%	4.60%	3.50%	5.40%
Salary increases	3.60%	4.00%	2.00%	2.50%

(Dollars in thousands, unless otherwise indicated)

9. Employee Benefit Plans (Continued)

The net actuarial loss for the United Kingdom and German pension plans required to be amortized from accumulated other comprehensive income into net periodic pension cost in 2013 is expected to be $0.6 million and $0.2 million, respectively.

The investment policies for the United Kingdom pension plans are set by the plan trustees, based upon the guidance of professional advisors and after consultation with the Company, taking into consideration the plans' liabilities and future funding levels. The trustees have set the long-term investment policy largely in accordance with the asset allocation of a broadly diversified investment portfolio. Assets are generally invested within the target ranges as follows:

Equity securities	40%–50%
Debt securities	40%–50%
Real estate	5%–10%
Other	0%–5%

The weighted average asset allocation of the United Kingdom pension plans as of December 31, 2012 and 2011 by asset category is as follows:

	2012	2011
Equity securities	46%	48%
Debt securities	46%	42%
Real estate	5%	5%
Other	3%	5%
Total	100%	100%

Investments are made in pooled investment funds. Pooled investment fund managers are regulated by the Financial Services Authority in the United Kingdom and operate under terms which contain restrictions on the way in which the portfolios are managed and require the managers to ensure that suitable internal operating procedures are in place. The trustees have set performance objectives for each fund manager and routinely monitor and assess the managers' performance against such objectives.

The fair value of the Company's United Kingdom pension plans' assets as of December 31, 2012, by asset category, are as follows:

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash	$ 53	$ 53	$ —	$ —
Mutual funds[(a)]	195,864	—	195,864	—
Total	$195,917	$ 53	$195,864	$ —

(a) Mutual funds represent pooled investment vehicles offered by investment managers, which are generally comprised of investments in equities, bonds, property and cash. The plans' trustees hold units in these funds, the value of which is determined by the number of units held multiplied by the unit price calculated by the investment managers. That unit price is derived based on the market value of the securities that comprise the fund, which are determined by quoted prices in active markets. No element of the valuation is based on inputs made by the plans' trustees.

(Dollars in thousands, unless otherwise indicated)

9. Employee Benefit Plans (Continued)

Expected future benefit payments are as follows:

Year Ending December 31,	United Kingdom Plans	German Plan
2013	$ 3,067	$ 204
2014	$ 3,421	$ 224
2015	$ 3,955	$ 239
2016	$ 3,606	$ 261
2017	$ 4,196	$ 274
2018-2022	$29,715	$1,492

Supplemental Executive Retirement Plan

In addition to these foreign defined benefit pension plans, Covance also has a non-qualified Supplemental Executive Retirement Plan ("SERP"). The SERP, which is not funded, is intended to provide retirement benefits for certain executive officers of Covance. Benefit amounts are based upon years of service and compensation of the participating employees.

The components of net periodic pension cost for the years ended December 31, 2012, 2011 and 2010 are as follows:

	2012	2011	2010
Components of Net Periodic Pension Cost:			
Service cost	$ 1,478	$ 1,282	$ 1,391
Interest cost	776	695	693
Amortization of prior service credit	(119)	(119)	(119)
Amortization of net actuarial loss	270	296	226
Net periodic pension cost	$ 2,405	$ 2,154	$ 2,191
Assumptions Used to Determine Net Periodic Pension Cost:			
Discount rate	4.30%	4.40%	5.25%
Salary increases	3.75%	4.00%	4.00%

(Dollars in thousands, unless otherwise indicated)

9. Employee Benefit Plans (Continued)

The change in the projected benefit obligation, the funded status of the plan and a reconciliation of such funded status to the amounts reported in the consolidated balance sheets as of December 31, 2012 and 2011 is as follows:

	2012	2011
Change in Projected Benefit Obligation:		
Benefit obligation, beginning of year	$ 16,572	$ 14,525
Service cost	1,478	1,282
Interest cost	776	695
Actuarial loss	2,289	70
Benefit obligation, end of year	$ 21,115	$ 16,572
Funded status at end of year—under funded	$(21,115)	$(16,572)

	2012	2011
Amounts recognized in the consolidated balance sheets:		
Current liabilities	$ (2,486)	$ —
Non-current liabilities	(18,629)	(16,572)
Total	$(21,115)	$(16,572)

The accumulated benefit obligation as of December 31, 2012 and 2011 is $18.8 million and $14.1 million, respectively.

The amounts recognized in accumulated other comprehensive income and not yet recognized as a component of net periodic pension cost as of December 31, 2012 and 2011 are as follows:

	2012	2011
Net actuarial loss	$ 6,011	$ 3,992
Prior service credit	(689)	(808)
Less: Tax benefit (deferred tax asset)	(1,879)	(1,124)
Accumulated other comprehensive income impact	$ 3,443	$ 2,060

The net actuarial loss and prior service credit required to be amortized from accumulated other comprehensive income into net periodic pension cost in 2013 are estimated to be $0.6 million and ($0.1) million, respectively.

	2012	2011
Assumptions Used to Determine Benefit Obligation:		
Discount rate	3.20%	4.30%
Salary increases	3.25%	3.75%

(Dollars in thousands, unless otherwise indicated)

9. Employee Benefit Plans (Continued)

Expected future benefit payments are as follows:

Year Ending December 31,	
2013	$ 2,486
2014	$ 1,172
2015	$ 130
2016	$10,253
2017	$ 1,278
2018-2022	$ 7,000

Post-Employment Retiree Health and Welfare Plan

Covance also sponsors a post-employment retiree health and welfare plan for the benefit of eligible employees at certain U.S. subsidiaries who retire after satisfying service and age requirements. This plan is funded on a pay-as-you-go basis and the cost of providing these benefits is shared with the retirees.

The components of net periodic post-retirement benefit cost for 2012, 2011 and 2010 are as follows:

	2012	2011	2010
Components of Net Periodic Post-retirement Benefit Cost:			
Service cost	$ 69	$ 96	$ 108
Interest cost	290	306	314
Amortization of net actuarial loss	40	133	33
Net periodic post-retirement benefit cost	$ 399	$ 535	$ 455
Assumptions Used to Determine Net Periodic Post-retirement Benefit Cost:			
Discount rate	4.60%	4.70%	5.25%
Health care cost trend rate	8.00%[a]	8.50%	7.50%

(a) decreasing to ultimate trend of 5.00% in 2018

(Dollars in thousands, unless otherwise indicated)

9. Employee Benefit Plans (Continued)

The change in the projected post-retirement benefit obligation, the funded status of the plan and the reconciliation of such funded status to the amounts reported in the consolidated balance sheets as of December 31, 2012 and 2011 is as follows:

	2012	2011
Change in Projected Benefit Obligation:		
Benefit obligation, beginning of year	$ 6,540	$ 6,224
Service cost	69	96
Interest cost	290	306
Participant contributions	774	667
Actuarial (gain) loss	(114)	179
Benefits paid	(912)	(1,004)
Federal subsidy on benefits paid	170	72
Benefit obligation, end of year	$ 6,817	$ 6,540
Funded status at end of year—under funded	$(6,817)	$(6,540)

	2012	2011
Amounts recognized in the consolidated balance sheets:		
Current liabilities	$ (607)	$ (614)
Non-current liabilities	(6,210)	(5,926)
Total	$(6,817)	$(6,540)

The amounts recognized in accumulated other comprehensive income as of December 31, 2012 and 2011 are as follows:

	2012	2011
Net actuarial loss	$ 678	$ 832
Less: Tax benefit (deferred tax asset)	(239)	(294)
Accumulated other comprehensive income impact	$ 439	$ 538

There is no net actuarial loss required to be amortized from accumulated other comprehensive income into net periodic post-retirement benefit cost in 2013.

	2012	2011
Assumptions Used to Determine Benefit Obligation:		
Discount rate	3.60%	4.60%
Health care cost trend rate	7.50%[(a)]	8.00%

(a) decreasing to ultimate trend of 5.00% in 2017.

(Dollars in thousands, unless otherwise indicated)

9. Employee Benefit Plans (Continued)

A one-percentage-point increase or decrease in the assumed health care cost trend rate would not impact the net service and interest cost components of the net periodic post-retirement benefit cost or the post-retirement benefit obligation since future increases in plan costs are paid by participant contributions. Covance expects to contribute $0.6 million to the post-employment retiree health and welfare plan in 2013.

Expected future gross benefit payments, Federal subsidies and net benefit payments are as follows:

Year Ending December 31,	Gross Benefit Payments	Federal Subsidies	Net Benefit Payments
2013	$1,461	$(127)	$1,334
2014	$1,513	$(135)	$1,378
2015	$1,687	$ —	$1,687
2016	$1,713	$ —	$1,713
2017	$1,742	$ —	$1,742
2018-2022	$8,077	$ —	$8,077

Defined Contribution Plans

U.S. employees are eligible to participate in Covance's 401(k) plan, while employees in international locations are eligible to participate in either defined benefit or defined contribution plans, depending on the plan offered at their location. Aggregate Covance contributions to its various defined contribution plans totaled $33.7 million, $30.2 million and $33.1 million for 2012, 2011 and 2010, respectively.

10. Stockholders' Equity

Preferred Stock

Covance is authorized to issue up to 10.0 million shares of Series Preferred Stock, par value $1.00 per share (the "Covance Series Preferred Stock"). The Covance Board of Directors has the authority to issue such shares from time to time, without stockholder approval, and to determine the designations, preferences, rights, including voting rights, and restrictions of such shares, subject to the Delaware General Corporate Laws. Pursuant to this authority, the Covance Board of Directors has designated 1.0 million shares of the Covance Series Preferred Stock as Covance Series A Preferred Stock. No other class of Covance Series Preferred Stock has been designated by the Board. As of December 31, 2012, no Covance Series Preferred Stock has been issued or is outstanding.

Dividends—Common Stock

Covance's Board of Directors may declare dividends on the shares of Covance common stock out of legally available funds (subject to any preferential rights of any outstanding Covance Series Preferred Stock). However, Covance has no present intention to declare dividends, but instead intends to retain earnings to provide funds for the operation and expansion of its business.

10. Stockholders' Equity (Continued)

Treasury Stock

The Board of Directors has, from time to time, approved stock repurchase programs enabling Covance to repurchase shares of its common stock. In January 2012, the Covance Board of Directors authorized the repurchase of up to $300 million of the Company's outstanding common stock (the "2012 Repurchase Program"). This was in addition to 0.8 million shares remaining under a 3.0 million share buyback authorization approved by the Covance Board of Directors in 2007 (the "2007 Repurchase Program"). In September 2010, the Covance Board of Directors authorized the repurchase of up to $250 million of the Company's outstanding common stock (the "2010 Repurchase Program"). The Company repurchased 4.75 million shares of its common stock at a cost of $250 million under the 2010 Repurchase Program through an accelerated share repurchase which was initiated in November 2010. At December 31, 2012, there was $20.1 million remaining for purchase of the Company's outstanding common stock under the 2012 Repurchase Program. In addition to the Board approved share repurchase programs, Covance also reacquires shares of its common stock when employees tender shares to satisfy income tax withholdings associated with the vesting of stock awards.

The following table sets forth the treasury stock activity during 2012, 2011 and 2010:

	2012		2011		2010	
(amounts in thousands)	**$**	**# shares**	**$**	**# shares**	**$**	**# shares**
Shares repurchased in connection with:						
Board approved buyback programs	$314,787	6,654.0	$ —	—	$250,000	4,753.6
Employee benefit plans	8,986	207.5	8,810	158.4	6,351	115.2
Total	$323,773	6,861.5	$8,810	158.4	$256,351	4,868.8

Stock-Based Compensation Plans

In May 2010, Covance's shareholders approved the 2010 Employee Equity Participation Plan (the "2010 EEPP") in replacement of the 2007 Employee Equity Participation Plan (the "2007 EEPP"). Effective upon approval of the 2010 EEPP, no further grants or awards were permitted under the 2007 EEPP. Shares remaining available for grant under the 2007 EEPP are available for grant under the 2010 EEPP. The 2010 EEPP became effective on May 6, 2010 and will expire on May 5, 2020. The 2010 EEPP authorizes the Compensation and Organization Committee of the Board of Directors (the "Compensation Committee"), or such committee as is appointed by the Covance Board of Directors, to administer the 2010 EEPP and to grant awards to employees of Covance. The 2010 EEPP authorizes the Compensation Committee to grant the following awards: options to purchase common stock; stock appreciation rights; and other stock awards either singly or in combination. Shares granted, other than options or SARs, shall be counted against the shares available for grant based upon the ratio of 1.74 for every 1 share granted. The exercise period for stock options granted under the 2010 EEPP is determined by the Compensation Committee at the time of grant, and is generally ten years from the date of grant. The vesting period for stock options and stock awards granted under the 2010 EEPP is determined by the Compensation Committee at the time of grant. Beginning in 2012, options and restricted stock awards are generally granted with a pro rata four year vesting period, whereas previously, they were generally granted with a pro rata three year vesting period. Performance-based stock awards generally vest over a three year period. The number of shares of Covance common stock initially available for grant under the 2010 EEPP totaled approximately 4.3 million plus approximately 1.3 million shares remaining

(Dollars in thousands, unless otherwise indicated)

10. Stockholders' Equity (Continued)

available under the 2007 EEPP at the time the 2010 EEPP was approved. All grants and awards under the 2007 EEPP remaining outstanding are now administered in accordance with the provisions of the 2007 EEPP out of shares issuable under the 2010 EEPP. The Company may issue authorized but previously unissued shares or treasury shares when options are exercised or for stock awards. There have been no grants of stock appreciation rights under the 2007 EEPP or the 2010 EEPP. At December 31, 2012 there were approximately 2.3 million shares remaining available for grants under the 2010 EEPP.

The Company recognizes stock-based compensation expense on a straight-line basis over the vesting period of the related awards based upon the grant-date fair value of awards expected to vest. Results of operations for the year ended December 31, 2012 include $40.8 million ($27.9 million net of tax benefit of $12.9 million) of total stock-based compensation expense, $20.8 million of which has been included in cost of revenue and $20.0 million of which has been included in selling, general and administrative expenses. Results of operations for the year ended December 31, 2011 include $40.1 million ($27.4 million net of tax benefit of $12.7 million) of total stock-based compensation expense, $20.0 million of which has been included in cost of revenue and $20.1 million of which has been included in selling, general and administrative expenses. Results of operations for the year ended December 31, 2010 include $32.3 million ($22.0 million net of tax benefit of $10.3 million) of total stock-based compensation expense, $17.2 million of which has been included in cost of revenue and $15.1 million of which has been included in selling, general and administrative expenses.

Options—The grant-date fair value of stock option awards is estimated using an option pricing model. The Company uses the Lattice-Binomial option pricing formula to estimate the grant-date fair value of stock option awards. In order to estimate the grant-date fair value, option pricing models require the use of estimates and assumptions as to (a) the expected term of the option, (b) the expected volatility of the price of the underlying stock, (c) the risk-free interest rate for the expected term of the option and (d) pre-vesting forfeiture rates. The expected term of the option is based upon the contractual term, taking into account expected employee exercise and expected post-vesting employment termination behavior. The expected volatility of the price of the underlying stock is based upon the volatility of the Company's stock computed over a period of time equal to the expected term of the option. The risk free interest rate is based upon the implied yields currently available from the U.S. Treasury zero-coupon yield curve for issues with a remaining duration equal to the expected term of the option. Pre-vesting forfeiture rates are estimated based upon past voluntary termination behavior and past option forfeitures.

The following table sets forth the weighted average assumptions used to calculate the fair value of options granted for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Expected stock price volatility	38%	37%	35%
Range of risk free interest rates	0.03% - 2.01%	0.10% - 3.62%	0.06% - 3.78%
Expected life of options (years)	5.2	4.8	4.7

10. Stockholders' Equity (Continued)

The following table sets forth Covance's stock option activity as of and for the year ended December 31, 2012:

	Number of Shares (in thousands)	Weighted Average Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value (in millions)
Options outstanding, December 31, 2011	3,883.2	$51.11		
Granted	1,061.3	$48.13		
Exercised	(396.3)	$32.01		
Forfeited	(209.3)	$58.41		
Options outstanding, December 31, 2012	4,338.9	$51.77	6.6 years	$32.7
Vested & unvested expected to vest, December 31, 2012	4,220.3	$51.87	6.5 years	$31.5
Exercisable at December 31, 2012	2,520.0	$51.55	5.2 years	$22.0

The weighted average grant-date fair value per share of options granted during 2012, 2011 and 2010 was $16.47, $19.87 and $18.55, respectively. As of December 31, 2012, the total unrecognized compensation cost related to non-vested stock options granted was $19.0 million and is expected to be recognized over a weighted average period of 2.4 years.

The following table sets forth the aggregate intrinsic value of options exercised and the aggregate grant-date fair value of shares which vested during 2012, 2011 and 2010:

(in millions)	2012	2011	2010
Aggregate intrinsic value of options exercised	$ 7.6	$ 5.0	$ 9.7
Aggregate grant-date fair value of shares vested	$ 14.3	$ 9.9	$ 8.3

Cash proceeds from stock options exercised during the years ended December 31, 2012, 2011 and 2010 totaled $12.7 million, $6.8 million and $10.0 million, respectively. The cash flows resulting from tax benefits realized on tax deductions in excess of the compensation expense recognized for stock options exercised in the period are classified as a financing cash flow. The excess tax benefit classified as a financing cash inflow during the years ended December 31, 2012, 2011 and 2010 was $1.1 million, $0.9 million and $1.6 million, respectively. The actual tax benefit realized on stock options exercised during the years ended December 31, 2012, 2011 and 2010 was $1.7 million, $1.7 million and $2.9 million, respectively. The difference between the actual tax benefit received and the excess tax benefit for the years ended December 31, 2012, 2011 and 2010, of $0.6 million, $0.8 million and $1.3 million, respectively, is classified as an operating cash inflow.

Restricted Stock Awards—Restricted stock awards are granted subject to either service conditions (restricted stock) or service and performance conditions (performance-based shares). The grant-date fair value of restricted stock and performance-based share awards, which has been determined based upon the market value of Covance's shares on the grant date, is expensed on a straight line basis over the vesting period of the related awards.

10. Stockholders' Equity (Continued)

The following table sets forth Covance's performance-based shares and restricted stock activity as of and for the year ended December 31, 2012:

	Performance-based Shares		Restricted Stock	
	Number of Shares (in thousands)	Weighted Average Grant Date Fair Value	Number of Shares (in thousands)	Weighted Average Grant Date Fair Value
Non-vested at December 31, 2011	229.1	$58.58	820.3	$54.23
Granted	139.1	$50.06	562.7	$48.11
Vested	(82.9)	$58.34	(404.2)	$51.77
Forfeited	(21.3)	$55.05	(88.9)	$52.87
Non-vested at December 31, 2012	264.0	$54.45	889.9	$51.61

The blended weighted average grant-date fair value of performance-based shares and restricted stock awards granted during the year ended December 31, 2012, 2011 and 2010 was $48.50, $57.96 and $56.10, respectively. As of December 31, 2012, the total unrecognized compensation cost related to non-vested performance-based shares and restricted stock awards was $38.0 million. This cost is expected to be recognized over a weighted average period of 2.1 years. The total fair value of performance-based shares and restricted stock which vested during 2012, 2011 and 2010 was $25.8 million, $22.2 million and $16.8 million, respectively.

Employee Stock Purchase Plan—Covance had an employee stock purchase plan (the "ESPP"), pursuant to which Covance made available for sale to employees shares of its common stock at a price equal to 85% of the lower of the market value on the first or last day of each calendar quarter. The ESPP was intended to give Covance employees the opportunity to purchase shares of Covance common stock through payroll deductions. During 2011 and 2010, a total of 40,187 shares and 163,232 shares of common stock, respectively, were issued under the ESPP. Effective January 1, 2011, the ESPP was terminated.

11. Commitments and Contingencies

Minimum annual rental commitments under non-cancelable operating leases, primarily for offices and laboratory facilities, in effect at December 31, 2012 are as follows:

Year Ending December 31,	
2013	$30,242
2014	$21,520
2015	$18,339
2016	$13,454
2017	$10,738
2018 and beyond	$67,376

Operating lease rental expense aggregated $38.6 million, $35.1 million and $35.6 million for 2012, 2011 and 2010, respectively.

Covance is party to lawsuits and administrative proceedings incidental to the normal course of its business. Covance does not believe that any liabilities related to such lawsuits or proceedings will have a material effect on its financial condition, results of operations or cash flows.

(Dollars in thousands, unless otherwise indicated)

12. Facility Consolidation and Other Cost Reduction Actions

2012 Actions

During 2012, Covance commenced additional restructuring actions in early development to better align capacity to preclinical market demand, as well as in its corporate and functional support infrastructure, to further improve profitability. These actions included the closure of the Company's toxicology facility in Chandler, Arizona, its clinical pharmacology facilities in Honolulu, Hawaii and Basel, Switzerland, as well as a capacity and workforce reduction in Muenster, Germany and in its corporate and functional support infrastructure. During the year ended December 31, 2012, Covance incurred costs totaling $33.9 million ($30.4 million of which has been included in selling, general and administrative expenses and $3.5 million of which has been included in depreciation and amortization). Costs incurred by segment during the year ended December 31, 2012 totaled $30.3 million in our early development segment, $1.3 million in our late-stage development segment and $2.3 million in corporate expenses. These restructuring actions are expected to be completed in 2014.

Total costs for the 2012 actions are expected to approximate $50 million, including $29 million in employee separation costs, $7 million in lease and facility exit costs, $4 million in accelerated depreciation and amortization and $10 million in other costs. Costs by segment are expected to total $37 million in our early development segment, $3 million in our late-stage development segment and $10 million in corporate expenses.

The following table sets forth the rollforward of the 2012 actions restructuring activity for the year ended December 31, 2012:

Description	Balance, Dec 31, 2011	Total Charges	Cash Payments	Other	Balance, Dec 31, 2012
Employee separation costs	$ —	$22,845	$(11,835)	$ 226	$11,236
Lease and facility exit costs	—	3,922	(307)	118	3,733
Accelerated depreciation and amortization	—	3,470	—	(3,470)	—
Other costs	—	3,693	(2,995)	(527)	171
Total	$ —	$33,930	$(15,137)	$(3,653)	$15,140

Other costs include charges incurred in connection with transitioning services from sites being closed, legal and professional fees, primarily associated with employee related matters, as well as loss on disposal of assets. Other activity in the reserve rollforward primarily reflects accelerated depreciation and amortization, the loss on disposal of assets and foreign exchange impacts as a result of the change in exchange rates between periods.

In addition to the above costs, during 2012, Covance recorded $21.2 million in charges to reflect the write-down of certain research product inventory, based on current and expected future demand, and for costs associated with the expected settlement of an inventory supply agreement. These costs have been included in cost of sales in the early development segment.

2010 and 2011 Actions

During the second quarter of 2010, Covance announced plans to reduce costs, primarily by closing and transitioning work conducted at its Austin, Texas clinical pharmacology site and Kalamazoo, Michigan research products facility into other more efficient locations. These actions were completed during 2010. During the

(Dollars in thousands, unless otherwise indicated)

12. Facility Consolidation and Other Cost Reduction Actions (Continued)

fourth quarter of 2010, the Company announced plans to further rationalize capacity, reduce the cost of overhead and support functions and to streamline processes. These actions were completed during 2011. During the year ended December 31, 2011, Covance incurred costs totaling $24.4 million ($22.6 million of which has been included in selling, general and administrative expenses and $1.8 million of which has been included in depreciation and amortization). During the year ended December 31, 2010, Covance incurred costs totaling $28.0 million ($25.1 million of which has been included in selling, general and administrative expenses and $2.9 million of which has been included in depreciation and amortization). During the year ended December 31, 2012, no restructuring costs were incurred and no further costs are expected to be incurred relating to the 2010 and 2011 actions.

The following table sets forth the costs incurred in connection with these restructuring activities during the years ended December 31, 2011 and 2010:

Description	2011	2010
Employee separation costs	$12,157	$18,051
Lease and facility exit costs	2,010	4,753
Accelerated depreciation	1,777	2,873
Other costs	8,425	2,353
Total	$24,369	$28,030

Costs incurred during the year ended December 31, 2011 totaled $11.4 million in our early development segment, $5.0 million in our late-stage development segment and $8.0 million in corporate expenses. Costs incurred during the year ended December 31, 2010 totaled $14.1 million in our early development segment, $7.3 million in our late-stage development segment and $6.6 million in corporate expenses.

Cumulative costs for the 2010 and 2011 cost actions through December 31, 2011 totaled $52.4 million, of which $47.7 million was included in selling, general and administrative expenses and $4.7 million was included in depreciation and amortization. Cumulative costs incurred by category for these actions through December 31, 2011 totaled $30.2 million in employee separation costs, $6.8 million in lease and facility exit costs, $4.6 million in accelerated depreciation and $10.8 million in other costs. Cumulative costs incurred by segment through December 31, 2011 totaled $25.5 million in our early development segment, $12.3 million in our late-stage development segment and $14.6 million in corporate expenses.

The following table sets forth the rollforward of the restructuring activity for the year ended December 31, 2012:

Description	Balance, Dec 31, 2011	Total Charges	Cash Payments	Other	Balance, Dec 31, 2012
Employee separation costs	$ 5,908	$ —	$(5,054)	$ (450)	$ 404
Lease and facility exit costs	2,620	—	(1,665)	(48)	907
Other costs	1,834	—	(1,810)	(24)	—
Total	$10,362	$ —	$(8,529)	$ (522)	$1,311

(Dollars in thousands, unless otherwise indicated)

12. Facility Consolidation and Other Cost Reduction Actions (Continued)

In addition to the above noted costs, in the fourth quarter of 2011, due to a decline in demand for one of its research products, Covance terminated a long-standing inventory supply agreement and wrote-down inventory resulting in a charge of $10.3 million. These costs have been included in selling, general and administrative expenses in the early development segment.

13. Asset Impairment

Covance reviews its long-lived assets, other than goodwill and other indefinite lived intangible assets, for impairment when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based upon Covance's judgment of its ability to recover the value of the asset from the expected future undiscounted cash flows of the related operations.

The significant weakening of the market for outsourced toxicology services during the three-month period ended September 30, 2010, which represented a reversal in trend from the recovering demand for these services during the first half of 2010, caused Covance to reassess its North American toxicology services. This assessment included an evaluation of the ongoing value of the long-lived assets associated with those services. Based on that evaluation, Covance determined that long-lived assets located in Chandler, Arizona and Manassas, Virginia with carrying values of $182.7 million and $23.4 million, respectively, were no longer fully recoverable from the cash flows expected from those assets. Accordingly, as of September 30, 2010, Covance recorded an asset impairment charge totaling $119.2 million ($103.0 million of which relates to the Chandler, Arizona assets and $16.2 million relates to the Manassas, Virginia assets), representing the excess of the carrying value of those assets over their respective fair market values.

The fair value of these assets was determined with the assistance of an independent third party appraiser. Covance's Chandler, Arizona facility, which will continue to be held and used, was valued at $79.7 million based upon both the future cash flows expected to be generated from the facility, discounted at the risk-free rate of interest, and an estimated market value of the facility. These assets are included in property and equipment on the consolidated balance sheet as of December 31, 2010. The property in Manassas, Virginia consists primarily of land that was intended to be utilized for future expansion projects in the early development segment. As Covance had classified this property as held for sale, it was reclassified from property and equipment to other current assets on the consolidated balance sheet as of December 31, 2010. However, due to real estate market conditions, Covance continues to hold the Manassas property. As a result, the Manassas property, with a carrying value of $7.2 million, has been reclassified back to property and equipment on the consolidated balance sheet as of December 31, 2012.

(Dollars in thousands, unless otherwise indicated)

13. Asset Impairment (Continued)

The following table presents the above non-financial assets measured at estimated fair value as of September 30, 2010 and the resulting impairment losses included in earnings for the year ended December 31, 2010:

		Assets at Fair Value as of September 30, 2010				
Description	Previous carrying value	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Impairment loss	Adjusted carrying value
Long-lived assets *(Chandler, AZ)*	$182,694	—	—	$ 79,674	$(103,020)	$ 79,674
Long-lived assets *(Manassas, VA)*	23,371	—	$ 7,162	—	(16,209)	7,162
Total	$206,065	$ —	$ 7,162	$ 79,674	$(119,229)	$ 86,836

14. Segment Information

Covance has two reportable segments: early development and late-stage development. Early development services, which includes Covance's discovery support services, preclinical and clinical pharmacology service capabilities, involve evaluating a new compound for safety and early effectiveness as well as evaluating the absorption, distribution, metabolism and excretion of the compound in the human body. It is at this stage that a pharmaceutical company, based on available data, will generally decide whether to continue further development of a drug. Late-stage development services, which includes Covance's central laboratory, Phase II-IV clinical development and market access services, are geared toward demonstrating the clinical effectiveness of a compound in treating certain diseases or conditions, obtaining regulatory approval and

(Dollars in thousands, unless otherwise indicated)

14. Segment Information (Continued)

maximizing the drug's commercial potential. The accounting policies of the reportable segments are the same as those described in Note 2.

	Early Development	Late-Stage Development	Other Reconciling Items	Total
Total revenues from external customers:				
2012	$ 869,512	$1,311,109	$ 185,138[(a)]	$2,365,759
2011	$ 930,564	$1,165,374	$ 140,508[(a)]	$2,236,446
2010	$ 840,309	$1,085,321	$ 112,843[(a)]	$2,038,473
Depreciation and amortization:				
2012	$ 68,937	$ 25,676	$ 23,095[(b)]	$ 117,708
2011	$ 67,596	$ 20,079	$ 17,539[(b)]	$ 105,214
2010	$ 68,216	$ 18,887	$ 15,921[(b)]	$ 103,024
Operating income:				
2012	$ 4,002[(g)]	$ 277,567[(h)]	$(165,692)[(c)]	$ 115,877
2011	$ 105,325[(g)]	$ 226,300[(h)]	$(150,996)[(c)]	$ 180,629
2010	$ (31,989)[(g)]	$ 225,482[(h)]	$(146,000)[(c)]	$ 47,493
Segment assets:				
2012	$1,127,265[(i)]	$ 923,259	$ 237,818[(d)]	$2,288,342
2011	$1,169,758[(i)]	$ 707,024	$ 231,226[(d)]	$2,108,008
2010	$1,110,862[(i)]	$ 706,395	$ 148,285[(d)]	$1,965,542
Investment in equity method investees:				
2012	$ —[(e)]	$ —	$ —	$ —
2011	$ 10,356[(e)]	$ —	$ —	$ 10,356
2010	$ 22,032[(e)]	$ —	$ —	$ 22,032
Capital expenditures:				
2012	$ 45,442	$ 51,573	$ 54,664[(f)]	$ 151,679
2011	$ 65,165	$ 38,803	$ 30,665[(f)]	$ 134,633
2010	$ 69,392	$ 48,385	$ 8,501[(f)]	$ 126,278

(a) Represents revenues associated with reimbursable out-of-pocket expenses.

(b) Represents depreciation and amortization on corporate fixed assets.

(c) Represents corporate expenses (primarily information technology, marketing, communications, human resources, finance, legal and stock-based compensation expense). Corporate expenses include restructuring costs of $2,317, $7,968 and $6,632 in 2012, 2011 and 2010, respectively.

(d) Represents corporate assets.

(e) Represents equity investment in Noveprim Limited and reflects impact of impairment charge of $7,373 and $12,119 in 2012 and 2011, respectively.

(f) Represents corporate capital expenditures.

(g) Early development operating income includes restructuring costs of $30,341, an inventory write-down and costs associated with the expected settlement of an inventory supply agreement totaling $21,168 and a goodwill impairment charge of $17,959 in 2012, restructuring costs of $11,411 and costs associated with the termination of an inventory supply agreement and related inventory write-down totaling $10,287 in 2011 and asset impairment charges of $119,229 and restructuring costs of $14,069 in 2010.

(h) Late-stage development operating income includes restructuring costs of $1,272, $4,990 and $7,329 in 2012, 2011 and 2010, respectively.

(i) Early development assets were impacted by an inventory write-down of $16,404, a goodwill impairment charge of $17,959, an impairment of an equity investment of $7,373 and the sale of an investment of $3,223 in 2012, an inventory write-down of $8,349 and an impairment of an equity investment of $12,119 in 2011 and asset impairment charges of $119,229 in 2010.

(Dollars in thousands, unless otherwise indicated)

14. Segment Information (Continued)

Enterprise-Wide Disclosures

Net revenues from external customers for each significant service area for the years ended December 31, 2012, 2011 and 2010 are as follows:

	Preclinical Laboratory Services	Central (Clinical) Laboratory Services	Phase I-IV Clinical Development Services	All Other Services	Total
2012	$573,235	$640,903	$744,987	$221,496	$2,180,621
2011	$628,679	$601,208	$617,144	$248,907	$2,095,938
2010[1]	$562,207	$609,656	$509,377	$244,390	$1,925,630

(1) Net revenues by service area in 2010 have been reclassified to conform to the 2012 and 2011 presentation.

Net revenues from external customers and long-lived assets for each significant geographic location for the years ended December 31, 2012, 2011 and 2010 are as follows:

	United States	United Kingdom	Switzerland	Other	Total
Net revenues from external customers[1]					
2012	$1,116,763	$246,701	$317,717	$499,440	$2,180,621
2011	$1,099,430	$248,961	$304,673	$442,874	$2,095,938
2010	$1,080,682	$220,057	$278,625	$346,266	$1,925,630
Long-lived assets[2]					
2012	$ 615,328	$113,378	$ 79,010	$ 83,603	$ 891,319
2011	$ 591,179	$108,145	$ 76,270	$ 73,957	$ 849,551
2010	$ 609,237	$114,656	$ 46,847	$ 73,243	$ 843,983

(1) Net revenues are attributable to geographic locations based on the physical location where the services are performed.

(2) Long-lived assets represents the net book value of property and equipment.

Covance had one customer that accounted for 10.1% of consolidated net revenues in 2012. There were no customers accounting for 10% or more of net revenues in 2011 or 2010.

15. Subsequent Events

On January 31, 2013, Covance terminated its long-standing inventory supply agreement with Noveprim, a supplier of research products. In conjunction with the termination of the agreement, Covance surrendered its 47% minority equity investment in Noveprim. See Note 5.

Covance completed an evaluation of the impact of any subsequent events through the date these financial statements were issued, and determined there were no other subsequent events requiring disclosure in or adjustment to these financial statements.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures. The Company's Principal Executive Officer and Principal Financial Officer have reviewed and evaluated the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered in this report. Based on that evaluation, the Principal Executive Officer and the Principal Financial Officer have concluded that the Company's current disclosure controls and procedures are effective.

(b) Management's Report on Internal Control over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our Principal Executive Officer and Principal Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2012. See Management's Report on Consolidated Financial Statements and Internal Control, which is included herein.

For additional information, please see "Management's Report on Consolidated Financial Statements and Internal Control" included in this Annual Report.

(c) Attestation Report of Independent Registered Public Accounting Firm. The attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting is included in Item 8 of this Annual Report under the caption "Report of Independent Registered Accounting Firm" which is included herein.

(d) Changes in Internal Control over Financial Reporting. There were no changes in the Company's internal control over financial reporting during the fourth quarter of 2012 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item for executive officers is set forth under the heading "Executive Officers" in Part I, Item 1 of this report.

Directors

Robert Barchi, M.D., Ph.D., 66, has been President of Rutgers University since September 2012. Prior to that, Dr. Barchi was President of Thomas Jefferson University commencing in September 2004. Prior to that, Dr. Barchi was Provost of the University of Pennsylvania since 1999. Previously, he served as Chair of the University of Pennsylvania's Department of Neurology and as founding Chair of the University's Department of Neuroscience. Dr. Barchi was also Director of the Mahoney Institute of Neurological Sciences for more than 12 years and was the Director of the Dana Fellowship Program in Neuroscience and Director of the Clinical Neuroscience Track. He was the founder and President of Penn Neurocare, a regional specialty network. Dr. Barchi has been a member of the Covance Board since October 2003.

Gary E. Costley, Ph.D., 69, is a co-founder and managing director of C&G Capital and Management, LLC, which provides capital and management to health, medical and nutritional products and services companies. He was Chairman and Chief Executive Officer of International Multifoods Corporation, a manufacturer and marketer of branded consumer food and food service products from November 2001 until June 2004, and Chairman, President and Chief Executive Officer from 1997 through 2001. Dr. Costley is also a Director of The Principal Financial Group, a global financial institution, Tiffany & Co., a jewelry company, and Prestige Brand Holdings, Inc., a consumer products company. Dr. Costley has been a member of the Covance Board since September 2007.

Sandra L. Helton, 63, was Executive Vice President and Chief Financial Officer of Telephone & Data Systems, Inc., a telecommunications service company, ("TDS") from October 2000 through December 2006. She joined TDS as Executive Vice President—Finance and Chief Financial Officer in August 1998. Prior to joining TDS, Ms. Helton was the Vice President and Corporate Controller of Compaq Computer Corporation between 1997 and 1998. Prior to that time, Ms. Helton was employed by Corning Incorporated. At Corning, Ms. Helton was Senior Vice President and Treasurer between 1994 and 1997 and was Vice President and Treasurer between 1991 and 1994. Ms. Helton is also a Director of The Principal Financial Group, a global financial institution, and was elected a Director of Lexmark International, Inc., a printing and imaging solutions company, in February 2011. Ms. Helton was a Director of TDS and US Cellular Corporation through December 31, 2006. Ms. Helton has been a member of the Covance Board since September 2003.

Joseph L. Herring, 57, has been Covance's Chief Executive Officer since January 2005, and Chairman since January 2006. Mr. Herring was President and Chief Operating Officer from November 2001 to December 2004, and was Covance's Corporate Senior Vice President and President—Early Development Services from October 1999 to November 2001. From September 1996 to September 1999, Mr. Herring was Corporate Vice President and General Manager of Covance Laboratories North America. Prior to joining Covance, Mr. Herring spent 18 years at the American Hospital Supply/Baxter International/Caremark International family of healthcare service companies where he held a variety of senior leadership positions, culminating in the position of Vice President and General Manager of its oncology business. Mr. Herring has been a member of the Covance Board since 2004.

John McCartney, 60, has been Chairman of Huron Consulting Group Inc., a healthcare and educational consulting company since May 2010 and a director since October 2004. Mr. McCartney served as Chairman of A.M. Castle & Co., a specialty metals and plastics distributor from May 2007 to May 2010 and remains on its Board of Directors. Mr. McCartney serves as the Chairman of Westcon Group, Inc., a specialty distributor of networking and communications equipment since March 2011 and has served on its Board of Directors since 1998. Mr. McCartney was the Vice-Chairman of Datatec Limited, a technology holding company, from 1998 to 2004, and currently serves on its Board of Directors. Mr. McCartney was formerly President and Chief Operating Officer of U.S. Robotics. Mr. McCartney also served on the Board of Federal Signal Corporation, an environmental, safety and transportation solutions company, until April 2010. Mr. McCartney has been a member of the Covance Board since May 2009.

Joseph C. Scodari, 60, was Worldwide Chairman, Pharmaceuticals Group, of Johnson & Johnson, a diversified healthcare company, ("J&J") and a member of J&J's Executive Committee from March 2005 until March 2008. From 2003 to March 2005, Mr. Scodari was Company Group Chairman of J&J's Biopharmaceutical Business. Mr. Scodari joined J&J in 1999 as President and Chief Operating Officer of Centocor, Inc., when J&J acquired the company. Mr. Scodari was a Director of Actelion Pharmaceuticals, Ltd., a pharmaceuticals company, until May 2011. Mr. Scodari is a Director of EndoHealth Solutions, Inc., a diversified healthcare company. Mr. Scodari has been a member of the Covance Board since May 2008.

Bradley T. Sheares, 56, served as Chief Executive Officer of Reliant Pharmaceuticals, Inc., a pharmaceutical company with integrated sales, marketing and development expertise that marketed a portfolio of branded cardiovascular pharmaceutical products, from January 2007 through its acquisition by GlaxoSmithKline plc in December 2007. Prior to joining Reliant, Dr. Sheares served as President of U.S. Human Health, Merck & Co., Inc. from March 2001 until July 2006. Prior to that time, he served as Vice President, Hospital Marketing and Sales for Merck's U.S. Human Health business. Dr. Sheares joined Merck in 1987 as a research fellow in the Merck Research Laboratories and held a wide range of positions within Merck, in business development, sales, and marketing, before becoming Vice President in 1996. Dr. Sheares is also a Director of The Progressive Corporation, an insurance and related services company, Honeywell International, Inc., a diversified technology and manufacturing company, and Henry Schein, Inc., a healthcare products and services company. Dr. Sheares was a Director of IMS Health, a healthcare services company, until February 2010. Dr. Sheares has been a member of the Covance Board since February 2009.

Information under the headings "Proposal 1—Election of Directors," "The Board of Directors and its Committees," "Committees of the Board," "Board Nomination Process" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's definitive Proxy Statement in connection with the 2013 Annual Meeting of Shareholders to be held May 7, 2013, which Proxy Statement is intended to be filed not later than 120 days after December 31, 2012, pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, is incorporated herein by reference.

The Company has adopted a Code of Ethics for Finance Professionals in compliance with applicable rules of the Securities and Exchange Commission ("SEC") that applies to its principal executive officer, its principal financial officer, and its principal accounting officer or controller, or persons performing similar functions. A copy of the Code of Ethics for Finance Professionals is available on the Company's web site at www.covance.com, free of charge, under the caption, "Investor Relations—Corporate Governance." The Company intends to satisfy any disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of this Code of Ethics for Finance Professionals by posting such information on the Company's web site at the address and location specified above.

Item 11. Executive Compensation

Information on Director and executive compensation is incorporated by reference to the headings "Director Compensation" and "Executive Compensation" in the Company's definitive Proxy Statement in connection with its 2013 Annual Meeting of Shareholders to be held on May 7, 2013, which Proxy Statement is intended to be filed not later than 120 days after December 31, 2012, pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended.

Item 12. Security Ownership by Certain Beneficial Owners and Management of Covance

Information on security ownership by certain beneficial owners and management of Covance is incorporated by reference to the headings "Stock Ownership of Directors, Executive Officers and Certain Shareholders" in the Company's definitive Proxy Statement in connection with its 2013 Annual Meeting of Shareholders to be held on May 7, 2013, which Proxy Statement is intended to be filed not later than 120 days after December 31, 2012 pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended.

Covance maintains the Covance Inc. 2010 Employee Equity Participation Plan, the Covance Inc. 2002 Employee Stock Option Plan, the 2008 Stock Option Plan for Non-Employee Directors, the 1998 Stock Option Plan for Non-Employee Directors, the Non-Employee Directors Deferred Stock Plan, the Deferred Stock Unit Plan for Non-Employee Directors and the Restricted Unit Plan for Non-Employee Members of the Board of Directors, pursuant to which it has granted or may grant equity awards to eligible persons. Covance also maintained an Employee Stock Purchase Plan which was terminated effective January 1, 2011.

The following table gives information about equity awards under Covance's above mentioned plans at December 31, 2012. The only plan mentioned above pursuant to which equity securities are authorized to be issued which has not received shareholder approval is the Covance Inc. 2002 Employee Stock Option Plan. For a description of the material features of these plans, please see Note 10 to the audited consolidated financial statements included elsewhere in this Annual Report.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	3,708,704	$ 53.21	2,340,041
Equity compensation plans not approved by security holders	630,211	$ 43.31	-0-
TOTAL	4,338,915	$ 51.77	2,340,041

Item 13. Certain Relationships and Related Transactions

Incorporated by reference to the heading "The Board of Directors and its Committees" in the Company's definitive Proxy Statement in connection with its 2013 Annual Meeting of Shareholders to be held on May 7, 2013, which Proxy Statement is intended to be filed not later than 120 days after December 31, 2012, pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended.

Item 14. Principal Accountant Fees and Services

Incorporated by reference to the heading "Principal Accountant Fees and Services" in the Company's definitive Proxy Statement in connection with its 2013 Annual Meeting of Shareholders to be held on May 7, 2013, which Proxy Statement is intended to be filed not later than 120 days after December 31, 2012, pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) Documents filed as part of this report.

1. *Financial Statements.* The financial statements filed as part of this report are listed on the Index to Consolidated Financial Statements on page 36.
2. *Financial Statement Schedules.* Schedules are omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.
3. *Exhibits.* The exhibits required by Item 601 of Regulation S-K filed as part of, or incorporated by reference in, this report are listed in (b) below and in the accompanying Exhibit Index.

(b) Item 601 Exhibits.

Exhibit Number	Description
3.1	Certificate of Incorporation. *Incorporated by reference to Covance's filing on Amendment No. 2 on Form 10, filed with the SEC on November 19, 1996.*
3.2	By-Laws. *Incorporated by reference to Covance's filing on Form 8-K, filed with the SEC on December 16, 2008.*
4.1	Form of Common Stock Certificate. *Incorporated by reference to Covance's filing on Amendment No. 3 on Form 10, filed with the SEC on December 16, 2008.*
10.1	Employee Stock Ownership Plan. *Incorporated by reference to Covance's Annual Report on Form 10-K for the fiscal year ended December 31, 1996.*
10.2	Stock Purchase Savings Plan, as amended. *Incorporated by reference to Covance's Registration Statement on Form S-8 filed with the SEC on July 31, 2012.*
10.3	Restricted Share Plan. *Incorporated by reference to Covance's Annual Report on Form 10-K for the fiscal year ended December 31, 1996.*
10.4	Non-Employee Directors' Amended and Restated Restricted Stock Plan. *Incorporated by reference to Covance's Annual Report on Form 10-K for the fiscal year ended December 31, 1998.*
10.5	Directors' Deferred Compensation Plan, as amended. *Incorporated by reference to Covance's Annual Report on Form 10-K for the fiscal year ended December 31, 1997.*
10.6	Conversion Equity Plan. *Incorporated by reference to Covance's filing on a Registration Statement on Form S-8, Registration No. 333-29467, filed with the SEC on June 18, 1997.*
10.7	Non-Employee Directors' Stock Option Plan. *Incorporated by reference to Covance's Annual Report on Form 10-K for the fiscal year ended December 31, 1998.*
10.8	Deferred Stock Unit Plan for Non-Employee Members of the Board of Directors. *Incorporated by reference to Covance's Annual Report on Form 10-K for the fiscal year ended December 31, 1998.*
10.9	2002 Employee Equity Participation Plan. *Incorporated by reference to Covance's Annual Report on Form 10-K for the fiscal year ended December 31, 2001.*
10.10	2002 Employee Stock Option Plan. *Incorporated by reference to Covance's Registration Statement on Form S-8 filed with the SEC on July 31, 2002.*
10.11	Employee Stock Purchase Plan, as amended. *Incorporated by reference to Covance's Annual Report on Form 10-K for the fiscal year ended December 31, 2002.*
10.12	Restricted Unit Plan for Non-Employee Members of the Board of Directors. *Incorporated by reference to Covance's Quarterly Report on Form 10-Q for the period ended June 30, 2003.*
10.13	Form of Non-Employee Director Stock Option Agreement. *Incorporated by reference to Covance's Quarterly Report on Form 10-Q for the period ended September 30, 2004.*
10.14	Restricted Share Agreement between Covance Inc. and Richard Cimino dated as of December 17, 2004. *Incorporated by reference to Covance's Form 8-K dated December 17, 2004.*

Exhibit Number	Description
10.15	Trust Deed Governing the Covance Laboratories Pension Scheme. *Incorporated by reference to Covance's Annual Report on Form 10-K for the fiscal year ended December 31, 2004.*
10.16	Agreement and Plan of Merger dated April 20, 2006 between Covance Clinical Research Unit Inc., TYD Inc., Radiant Research Inc., and James Stevenson and Christopher Grant, Jr. *Incorporated by reference to Covance's Form 8-K dated April 26, 2006.*
10.17	Amendment No.1 to the Restricted Unit Plan for Non-Employee Members of the Board of Directors of Covance Inc. *Incorporated by reference to Covance's Form 8-K dated May 16, 2006.*
10.18	Amendment No.1 to the 1998 Non-Employee Director Stock Option Plan. *Incorporated by reference to Covance's Form 8-K dated December 12, 2006.*
10.19	Covance Inc. 2007 Employee Equity Participation Plan. *Incorporated by reference to Covance's Form 10-Q dated May 8, 2007.*
10.20	Covance Inc. Management Deferral Plan. *Incorporated by reference to Covance's Form 8-K dated October 1, 2007.*
10.21	Amended and Restated Supplemental Executive Retirement Plan. *Incorporated by reference to Covance's Annual Report on Form 10-K for the fiscal year ended December 31, 2007.*
10.22	Covance Inc. 2008 Non-Employee Director Stock Option Plan. *Incorporated by reference to Covance's Form 8-K dated May 12, 2008.*
10.23	Amended and Restated Restricted Unit Plan for Non-Employee Members of the Board of Directors of Covance Inc. *Incorporated by reference to Covance's Form 8-K dated May 12, 2008.*
10.24	Form of Executive Officer Stock Option Agreement. *Incorporated by reference to Covance's Form 8-K dated February 25, 2009.*
10.25	Form of Indemnification Agreement between Covance Inc. and each member of the Board of Directors dated as of February 19, 2009. *Incorporated by reference to Covance's Form 8-K dated February 25, 2009.*
10.26	Form of Executive Officer Indemnification Agreement. *Incorporated by reference to Covance's Form 8-K dated April 24, 2009.*
10.27	Covance Inc. 2010 Employee Equity Participation Plan. *Incorporated by reference to Covance's Form 8-K dated May 11, 2010.*
10.28	Credit Agreement dated October 26, 2010 with PNC Bank National Association, as agent and the banks named therein. *Incorporated by reference to Covance's Form 8-K dated October 26, 2010.*
10.29	Accelerated Share Repurchase Agreement with JPMorgan Chase Bank, National Association, London Branch dated November 8, 2010. *Incorporated by reference to Covance's Form 8-K dated November 8, 2010.*
10.30	Letter Agreement Amendment between Covance Inc. and Joseph Herring dated as of December 31, 2010. *Incorporated by reference to Covance's Form 8-K dated January 5, 2011.*
10.31	Restricted Share Agreement between Covance Inc. and James W. Lovett dated February 17, 2011. *Incorporated by reference to Covance's Form 8-K dated February 23, 2011.*
10.32	Form of Performance-related Executive Officer Restricted Share Agreement. *Incorporated by reference to Covance's Form 8-K dated February 23, 2011.*
10.33	Amendment to Supplemental Executive Retirement Plan dated February 24, 2011. *Incorporated by reference to Covance's Form 10-K dated February 28, 2011.*
10.34	Form of Executive Officer Stock Option Agreement. *Incorporated by reference to Covance's Form 8-K dated February 24, 2012.*
10.35	Form of Amended and Restated Letter Agreement between Covance Inc. and each of its executive officers other than its Chief Executive Officer and Chief Accounting Officer (Richard Cimino, Alison Cornell, William Klitgaard, James Lovett, Deborah Keller Tanner and John Watson). *Incorporated by reference to Covance's Form 8-K dated February 24, 2012.*

Exhibit Number	Description
10.36	Form of Restricted Share Agreement between Covance Inc. and each of Richard Cimino, John Watson and Deborah Keller Tanner dated February 17, 2011. *Incorporated by reference to Covance's Form 10-K dated February 28, 2012.*
10.37	Second Amended and Restated Credit Agreement dated March 7, 2012 with PNC Bank, National Association, as agent, and the banks named therein. *Incorporated by reference to Covance's Form 8-K dated March 13, 2012.*
10.38	Non-Employee Directors Deferred Stock Plan. *Incorporated by reference to Covance's Form 8-K dated May 14, 2012.*
10.39	Form of Award Agreement under the Directors Deferred Stock Plan. *Incorporated by reference to Covance's Form 8-K dated May 14, 2012.*
10.40	Annual Bonus Plan. *Incorporated by reference to Covance's Form 8-K dated June 22, 2012.*
21	Subsidiaries. ***Filed herewith.***
23.1	Consent of Ernst & Young LLP. ***Filed herewith.***
31.1	Certification of Chief Executive Officer pursuant to SEC Rule 13(a)-14(a). ***Filed herewith.***
31.2	Certification of Chief Financial Officer pursuant to SEC Rule 13(a)-14(a). ***Filed herewith.***
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350. ***Filed herewith.***
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350. ***Filed herewith.***
101	The following financial information from Covance's Annual Report on Form 10-K for the year ended December 31, 2012, formatted in XBRL (Extensible Business Reporting Language) includes (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Income, (iii) Consolidated Statements of Comprehensive Income, (iv) Consolidated Statements of Cash Flows, (v) Consolidated Statements of Stockholders' Equity, and (vi) Notes to Consolidated Financial Statements. ***Filed electronically herewith.***

(c) Financial Statement Schedules.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Covance has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COVANCE INC.

Dated: February 27, 2013

By: /s/ Joseph L. Herring
Joseph L. Herring
Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of Covance and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Joseph L. Herring Joseph L. Herring	Chairman of the Board, Chief Executive Officer and Director (Principal Executive Officer)	February 27, 2013
/s/ Alison A. Cornell Alison A. Cornell	Corporate Vice President and Chief Financial Officer (Principal Financial Officer)	February 27, 2013
/s/ Brian H. Nutt Brian H. Nutt	Principal Accounting Officer (Principal Accounting Officer)	February 27, 2013
/s/ Robert Barchi Robert Barchi	Director	February 27, 2013
/s/ Gary E. Costley Gary E. Costley	Director	February 27, 2013
/s/ Sandra L. Helton Sandra L. Helton	Director	February 27, 2013
/s/ John McCartney John McCartney	Director	February 27, 2013
/s/ Joseph C. Scodari Joseph C. Scodari	Director	February 27, 2013
/s/ Bradley T. Sheares Bradley T. Sheares	Director	February 27, 2013

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